As filed with the Securities and Exchange Commission on October 1, 2014

Registration Nos. 333-            /811-21929

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

PRE-EFFECTIVE AMENDMENT NO.      [    ]

POST-EFFECTIVE AMENDMENT NO.      [    ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT

COMPANY ACT OF 1940

Amendment No. 19   [ x ]

WRL SERIES LIFE ACCOUNT G

(Registrant)

TRANSAMERICA PREMIER LIFE INSURANCE COMPANY

(Depositor)

(Former Depositor, Western Reserve Life Assurance Co. of Ohio)

570 Carillon Parkway

St. Petersburg, FL 33716

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number:

(727) 299-1800

Arthur D. Woods, Esq.

Vice President and Senior Counsel

Transamerica Premier Life Insurance Company

570 Carillon Parkway

St. Petersburg, FL 33716

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:

As soon as practicable after effectiveness of this registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of securities being registered:

Units of interest in a separate account under individual flexible premium variable life policies.

Explanatory Note

Registrant is filing this Registration Statement for the purpose of registering interests under WRL Benefactor variable universal life insurance policies (“Policies”) on a new Form N-6. Interests under the Policies were previously registered on Form N-6 (File No. 333-135803) and funded by WRL Series Life Account G (File No. 811-21929). Upon effectiveness of the merger between Western Reserve Life Assurance Co. of Ohio (“WRL”) with and into Transamerica Premier Life Insurance Company (“TPLIC”; formerly, Monumental Life Insurance Company{“Monumental”}) TPLIC became the obligor of the Policies and WRL Series Life Account G was transferred intact to TPLIC.

PART A

INFORMATION REQUIRED IN A PROSPECTUS

WRL BENEFACTORSM

Flexible Premium Variable Life Insurance Policies

Issued by

TRANSAMERICA PREMIER LIFE INSURANCE COMPANY

(WRL Series Life Account G)

Supplement Dated October 1, 2014

to the Prospectuses dated May 1, 2008

Administrative Office: 570 Carillon Parkway, St. Petersburg, Florida 33716

Mailing Address: 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499

Transamerica Premier Life Insurance Company (“TPLIC,” “Transamerica Premier,” or the “Company”) is amending the prospectus listed above for certain flexible premium variable life insurance policies (each a “Policy”; together the “Policies”) for the purpose of providing information regarding the merger (the “Merger”) of the issuer of your Policy, Western Reserve Life Assurance Co. of Ohio (“WRL” or “Western Reserve”), with and into TPLIC. This supplement should be read and maintained with the prospectus for your Policy.

Currently, WRL Benefactor is not available for new sales. Following the Merger, TPLIC will not offer these policies.

The Merger. Effective on or about October 1, 2014, WRL merged with and into its affiliate, TPLIC (prior to July 31, 2014, known as Monumental Life Insurance Company). Before the Merger, the Policies were issued by WRL. Upon consummation of the Merger, WRL’s corporate existence ceased by operation of law, and TPLIC assumed legal ownership of all of the assets of WRL, including the separate account funding the Policies, and the assets of the separate account. As a result of the Merger, TPLIC became responsible for all liabilities and obligations of WRL, including those created under the Policies. The Policies have thereby become flexible premium variable life insurance policies funded by a separate account of TPLIC. Accordingly, all references in the prospectus to Western Reserve Life Assurance Co. of Ohio are amended to refer to Transamerica Premier Life Insurance Company.

The Merger did not affect the terms of, or the rights and obligations under your Policy, other than to change the company that provides your Policy benefits from WRL to TPLIC. The Merger also did not result in any adverse tax consequences for any Policy owners, and Policy owners will not be charged additional fees or expenses as a result of the Merger. You will receive a Policy endorsement from TPLIC that reflects the change from WRL to TPLIC.

Please note: Upon receipt of all regulatory approvals, anticipated to be by year-end, the link for all electronic transactions will change from www.westernreserve.com to www.premier.transamerica.com.

* * * * * *

The following investment options are available under the Policies:

TRANSAMERICA SERIES TRUST

TRANSAMERICA AEGON MONEY MARKET VP

TRANSAMERICA AEGON U.S. GOVERNMENT SECURITIES VP

TRANSAMERICA ALLIANCEBERNSTEIN DYNAMIC ALLOCATION VP

TRANSAMERICA MORGAN STANLEY MID-CAP GROWTH VP

TRANSAMERICA MULTI-MANAGED BALANCED VP

TRANSAMERICA SYSTEMATIC SMALL/MID CAP VALUE VP

TRANSAMERICA WMC DIVERSIFIED GROWTH VP

* * * * * * *

The following replaces the heading “Western Reserve, the Separate Account, the Fixed Account and the Portfolios” and the description of the insurance company depositor of the separate account that funds your Policy, and updates the description of the Separate Account:

TRANSAMERICA PREMIER, THE SEPARATE ACCOUNT, THE FIXED ACCOUNT AND THE PORTFOLIOS

TRANSAMERICA PREMIER LIFE INSURANCE COMPANY

Transamerica Premier Life Insurance Company (formerly, Monumental Life Insurance Company) was incorporated under the laws of the State of Maryland on March 5, 1858. It was re-domesticated to the State of Iowa on April 1, 2007. It is engaged in the sale of life and health insurance and annuity policies. The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of The Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. The Company is licensed in the District of Columbia, Guam, Puerto Rico and all states except New York.

On July 31, 2014, Monumental Life Insurance Company changed its name to Transamerica Premier Life Insurance Company (“TPLIC”).

All obligations arising under the Policies, including the promise to make life insurance and annuity payments, are general corporate obligations of the Company. Accordingly no financial institution, brokerage firm or insurance agency is responsible for the financial obligations of the Company arising under the Policies.

THE SEPARATE ACCOUNT

WRL Series Life Account G was a separate account of Western Reserve, established under Ohio law. Effective on October 1, 2014, WRL Series Life Account G was re-domesticated under the laws of the State of Iowa and reestablished under TPLIC. The separate account receives and invests the premium payments that are allocated to it for investment in shares of the underlying fund portfolios. The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”). However, the SEC does not supervise the management, the investment practices, or the policies of the separate account or the Company. Income, gains and losses (whether or not realized), from assets allocated to the separate account are, in accordance with the policies, credited to or charged against the separate account without regard to the Company’s other income gains or losses.

The separate account is divided into subaccounts, each of which invests in shares of a specific portfolio of a fund. These subaccounts buy and sell portfolio shares at net asset value without any sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

The assets of the separate account are held in the Company’s name on behalf of the separate account and belong to the Company. However, the portion of the assets of the separate account equal to the reserves and other policy liabilities with respect to the separate account are not chargeable with liabilities arising out of any other business the Company may conduct. The separate account may include other subaccounts that are not available under these policies.

* * * * * * *

The following replaces the second paragraph under the heading “Additional Information—Legal Proceedings” in your prospectus:

We are currently being audited on behalf of multiple states’ treasury and controllers’ offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased policy and contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity have resulted in or may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that have resulted from or will result from these examinations has had or will have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy. Although it is possible that the outcome of any such examination could have a material adverse impact on results of Transamerica Premier’s operations in any particular reporting period as the proceedings are resolved, TPLIC believes that it has adequately reserved for the unclaimed matters described here.

* * * * * * *

The following herby replaces the first paragraph under the heading “Additional Information-Financial Statements”:

The statutory basis financial statements of Transamerica Premier Life Insurance Company (formerly, Monumental Life Insurance Company) and Western Reserve Life Assurance Co. of Ohio, and the audited financial statements (U.S. GAAP basis) of the WRL Series Life Account G are included in the SAI. Unaudited pro forma combined financial statements showing the effects of the merger of Western Reserve Life Assurance Co. of Ohio with and into Transamerica Premier Life Insurance Company as of December 31, 2013, are also included.

SUPPLEMENT DATED MAY 1, 2014

TO PROSPECTUS DATED MAY 1, 2008

WRL BENEFACTORSM

An Individual Flexible Premium Variable Life Insurance Policy

Issued through

WRL Series Life Account G

By

Western Reserve Life Assurance Co. of Ohio

The following information hereby supplements or amends, and to the extent is inconsistent replaces, certain information contained in your prospectus:

Range of Expenses for the Portfolios1

The table below shows the lowest and highest total operating expenses charged by the portfolios during the fiscal year ended December 31, 2013. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

	Lowest	Highest
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses)	0.42%	0.88%

1 The portfolio expenses used to prepare this table were provided to Western Reserve by the funds. Western Reserve has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2013. Current or future expenses may be greater or less than those shown.

* * * * *

The following is added to the section of your prospectus replaces the information under the section entitled “When Insurance Coverage Takes Effect”:

For 1035 Exchanges:

Coverage may begin earlier in Section 1035 exchange situations as provided in the “Absolute Assignment to Effect Internal Revenue Code Section 1035 Exchange and Rollover” form. As provided in that form, the insurance coverage shall take effect as of the date the replaced policy is surrendered, and before delivery of the Policy, if the following conditions have been met:

The Policy has been approved for issue – even if approved other than as applied for - and accepted in writing by the proposed owner and either:

1.	The replaced policy has been surrendered and the surrender proceeds thereafter received by the Company are themselves sufficient to place the Policy in force; or
2.	If, in addition to the surrender of the replaced policy from the existing issuer, premium is paid during the proposed insured’s lifetime (either with the application for the Policy or thereafter if permitted by the Company in writing) and if such premium together with any surrender proceeds thereafter received, are sufficient to place the Policy in force.

* * * * *

The following replaces the third sentence under “Assignment of the Policy”:

Unless otherwise specified by you, the assignment will then take effect on the date the assignment form is received in good order by the Company and accepted in our administrative office, unless the Policy states otherwise.

* * * * *

The following replaces the section entitled “Market Timing and Disruptive Trading”:

The market timing policy and the related procedures (discussed below) do not apply to the ProFunds or Access Trust subaccounts because the corresponding portfolios are specifically designed to accommodate frequent transfer activity. If you invest in the ProFunds or Access Trust subaccounts, you should be aware that you may bear the costs and increased risks of frequent transfers discussed below.

Statement of Policy. This variable insurance Policy was not designed to facilitate frequent or large trading through transfers among the subaccounts or between the subaccounts and the fixed account by market timers or frequent or disruptive traders. (Both frequent and large transfers may be considered disruptive.)

Market timing and disruptive trading can adversely affect you, other policyowners, beneficiaries and underlying fund portfolios. The adverse effects include: (1) dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”); (2) an adverse effect on portfolio management, such as (a) impeding a portfolio manager’s ability to sustain an investment objective; (b) causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or (c) causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and (3) increased brokerage and administrative expenses. These costs are borne by all policyowners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the corresponding underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or potentially disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading or have concerns about our inability to detect or prevent any such trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine that you or anyone acting on your behalf is engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other policyowners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature sent to us only by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the premium payment or transfer, or series of premium payments or transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any policyowner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some policyowners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more trades or variable insurance products that we believe are connected by policyowners or persons engaged in trading on behalf of policyowners.

In addition, transfers for multiple policies invested in the Transamerica Series Trust underlying fund portfolios which are submitted together may be disruptive at certain levels. At the present time, such aggregated transactions likely will not cause disruption if less than one million dollars total is being transferred with respect to any one underlying fund portfolio (a smaller amount may apply to smaller portfolios). Please note that transfers of less than one million dollars may be disruptive in some circumstances; we may change the maximum dollar amount of permitted transfers quickly and without notice.

Please note: If you engage a third party investment adviser for asset allocation services, then you may be subject to these transfer restrictions because of the actions of your investment adviser in providing these services.

In addition to our internal policies and procedures, we will administer your variable life policy to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers; or
•	expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or
•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions imposed by the underlying funds or our competitors may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

We do not impose any prophylactic transfer restrictions. In the absence of any such restrictions (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is possible that some level of market timing and disruptive trading will occur before we detect it and take steps to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policyowners (or those acting on their behalf ) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such policyowners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other policyowners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on policyowners engaging in market timing or disruptive trading among the investment options under the variable insurance product. In addition, we may not honor transfer requests if any variable investment option that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for less than a certain period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Policyowners should be aware that we do not monitor transfer requests from policyowners or persons acting on behalf of policyowners for compliance with, nor do we apply, the frequent trading policies and procedures of the respective underlying fund portfolios that would be affected by the transfers.

Policyowners should be aware that we are required to provide to an underlying fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual policyowners, and to restrict or prohibit further purchases or transfers by specific policyowners or persons acting on their behalf, if identified by an underlying fund portfolio as violating the frequent trading policies established for the underlying fund portfolio.

Omnibus Orders. Policyowners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual policyowners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it may affect other policyowners of underlying fund portfolio shares, as well as the policyowners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from policyowners engaged in market timing or disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

ProFunds and Access Trust Subaccounts. Because the above restrictions do not apply to the ProFunds or Access Trust subaccounts, they may have a greater risk than others of suffering from the harmful effects of market timing and disruptive trading, as discussed above (i.e., dilution, an adverse effect on portfolio management, and increased expenses).

* * * * *

The following information replaces the second paragraph under the section entitled “Legal Proceedings”:

We are currently being audited on behalf of multiple states’ treasury and controllers’ offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased Policy and contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity have resulted in or may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that have resulted from or will result from these examinations has had or will have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Policy.

* * * * *

Illustrations:

The information contained in both the explanation and “Hypothetical Illustrations” is out-of-date and should not be relied upon.

* * * * *

For additional information, you may contact us at our administrative office at 1-800-851-9777, from 8:30a.m. – 7:00p.m., Eastern Time or visit our website at: www.westernreserve.com. TCI serves as the principal underwriter for the Policies. More information about TCI is available at http://www.finra.org or by calling 1-800-289-9999. You also can obtain an investor brochure from the Financial Regulatory Authority (“FINRA”) describing its Public Disclosure Program.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR MAY 1, 2008 PRODUCT PROSPECTUS

SUPPLEMENT DATED MAY 1, 2013

TO PROSPECTUS DATED MAY 1, 2008

WRL BENEFACTORSM

An Individual Flexible Premium Variable Life Insurance Policy

Issued through

WRL Series Life Account G

By

Western Reserve Life Assurance Co. of Ohio

The following information hereby supplements or amends, and to the extent is inconsistent replaces, certain information contained in your prospectus:

Range of Expenses for the Portfolios1

The table below shows the lowest and highest total operating expenses charged by the portfolios during the fiscal year ended December 31, 2012. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

	Lowest	Highest
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses)	0.42%	1.02%

1 The portfolio expenses used to prepare this table were provided to Western Reserve by the funds. Western Reserve has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2012. Current or future expenses may be greater or less than those shown.

* * * * *

Please note the following:

Fax number 727-299-1529 is a non-working number. Please use the following numbers for fax transmissions:

Facsimile Transaction	1-727-299-1648 (subaccount transfers only) 1-727-299-1620 (all other facsimile transactions)

* * * * *

The following replaces the information under “Please Note” in the section entitled “Federal Income Tax Considerations – Other Tax Considerations”:

Please Note:

•	Foreign Account Tax Compliance Act (“FATCA”). The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Additional documentation may be required with respect to entity purchasers (including foreign corporations, partnerships, and trusts) that are not U.S. residents, and additional withholding may be imposed if such documentation is not provided. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.
•	In 2001, Congress enacted the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), which modified the estate, gift and generation-skipping transfer taxes through 2009 and eliminated the estate tax (but not the gift tax) and replaced it with a carryover basis income tax regime for estates of decedents dying in 2010, and also eliminated the generation-skipping transfer tax for transfers made in 2010. The 2010 Taxpayer Relief Act generally extended the EGGTRA provisions existing in 2009 and reunified the estate and gift transfer taxes for 2011 and 2012. The American Taxpayer Relief Act of 2012 made permanent certain of the changes to the estate, gift and generation-skipping transfer taxes. This recent history of changes in these important tax provisions underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

* * * * *

The following replaces the information under “Assignment of the Policy”:

You may assign your Policy by filing a written request with us. We will not be bound by any assignment until we record it in our records. Unless otherwise specified by you, the assignment will then take effect on the date the assignment is signed by you, subject to any payments made or actions taken by us prior to our recording of the assignment. We assume no responsibility for the validity or effect of any assignment of the Policy or of any interest in it. Any death benefit which becomes payable to an assignee will be payable in a single sum and will be subject to proof of the assignee’s interest and the extent of the assignment.

* * * * *

The following section is added to the section “Additional Information”:

UNCLAIMED OR ABANDONED PROPERTY

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, insureds, annuitants, beneficiaries and other payees. Such updates should be communicated in a form and manner satisfactory to us.

* * * * *

The following information replaces the information under “Legal Proceedings” :

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Policy.

We are currently being audited on behalf of multiple states’ treasury and controllers’ offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased Policy and contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that result from these examinations will have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the Policy.

* * * * *

Illustrations:

The information contained in both the explanation and “Hypothetical Illustrations” is out-of-date and should not be relied upon. In addition, current hypothetical illustrations for the new portfolios are not included in the Appendix.

* * * * *

For additional information, you may contact us at our administrative office at 1-800-851-9777, from 8:30a.m. – 7:00p.m., Eastern time or visit our website at: www.westernreserve.com. TCI serves as the principal underwriter for the Policies. More information about TCI is available at http://www.finra.com or by calling 1-800-289-9999. You also can obtain an investor brochure from the Financial Regulatory Authority (“FINRA”) (formerly NASD) describing its Public Disclosure Program.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR MAY 1, 2008 PRODUCT PROSPECTUS

SUPPLEMENT DATED JULY 13, 2012

TO PROSPECTUS DATED MAY 1, 2012

FOR WRL FREEDOM ASSET ADVISORSM

and

TO PROSPECTUS DATED MAY 1, 2009

FOR WRL EVOLUTIONSM

and

TO PROSPECTUS DATED MAY 1, 2008

FOR WRL BENEFACTORSM

Each An Individual Flexible Premium Variable Life Insurance Policy

Issued through

WRL Series Life Account G

By

Western Reserve Life Assurance Co. of Ohio

This Supplement modifies certain information contained in your WRL Freedom Asset AdvisorSM, WRL EvolutionSM and WRL BenefactorSM prospectuses. Please read it carefully and retain it for future reference. All terms that are not defined in this supplement shall have the same meanings as the same terms used in the prospectuses.

The following information replaces the information that is contained in your current product prospectus or supplement to your prospectus:

Effective May 1, 2012, the overnight delivery charge is $30.00.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPPLEMENT DATED MAY 1, 2012

TO PROSPECTUS DATED MAY 1, 2008

WRL BENEFACTORSM

An Individual Flexible Premium Variable Life Insurance Policy

Issued through

WRL Series Life Account G

By

Western Reserve Life Assurance Co. of Ohio

The following information hereby supplements or amends, and to the extent is inconsistent replaces, certain information contained in your prospectus:

The following is added to the front cover of the prospectus:

Please direct transactions, claim forms, payments and other correspondence and notices as follows:

Transaction Type	Direct or Send to
Telephonic Transaction	1-727- 299-1800 or 1-800-851-9777 (toll free)
Facsimile Transaction	1-727-299-1648 (subaccount transfers only) 1-727-299-1620 (all other facsimile transactions)
Electronic Communication	www.westernreserve.com
All payments made by check, and all claims , correspondence and notices	Mailing Address: 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499

* * * * *

Range of Expenses for the Portfolios1 ,2

The table below shows the lowest and highest total operating expenses charged by the portfolios during the fiscal year ended December 31, 2011. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

	Lowest	Highest
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses)	0.43%	1.00%

1 The portfolio expenses used to prepare this table were provided to Western Reserve by the funds. Western Reserve has not ind ependently verified such information. The expenses shown are those incurred for the year ended December 31, 2011. Current or future expenses may be greater or less than those shown.

2 The range of Net Annual Portfolio Operating Expenses takes into account contractual arrangements for 5 portfolios that require a portfolio’s investment adviser to reimburse or waive portfolio expenses until April 30, 2012.

* * * * *

Effective January 6, 2012:

Our affiliate, World Group Securities, merged with Transamerica Financial Advisors, Inc. (“TFA”). TFA serves as Western Reserve’s main distribution channel.

* * * * *

The following replaces the respective paragraph under “Revenue We Receive”:

Rule 12b-1 Fees. We, and/or our affiliate, Transamerica Capital, Inc. (“TCI”) who is the principal underwriter for the Policies, indirectly receives 12b-1 fees from the funds available as investment choices under our variable insurance products. Any 12b-1 fees received by TCI that are attributable to our variable insurance products are then credited to us. These fees range from 0.00% to 0.35% of the average daily assets of the certain underlying fund portfolios attributable to the Policies and to certain other variable insurance products that we and our affiliates issue.

*****

The following information is added to the section entitled “Ownership Rights”:

No designation or change in designation of an owner will take effect unless we receive (i) a transfer of ownership form or (ii) an Internal Revenue Service Form W-9 along with a written request to designate or change the designation of an owner. The request will take effect as of the date we receive it, in good order, at our mailing address, or by fax at our administrative office (1-727-299-1620), subject to payment or other action taken by us before it was received.

*****

The following paragraph is added to the section entitled “Disruptive Trading and Market Timing” after the second paragraph under “Deterrence”:

In addition, transfers for multiple policies invested in the Transamerica Series Trust underlying fund portfolios which are submitted together may be disruptive at certain levels. At the present time, such aggregated transactions likely will not cause disruption if less than one million dollars total is being transferred with respect to any one underlying fund portfolio (a smaller amount may apply to smaller portfolios). Please note that transfers of less than one million dollars may be disruptive in some circumstances and this general amount may change quickly.

*****

Illustrations:

The information contained in both the explanation and “Hypothetical Illustrations” is out-of-date and should not be relied upon. In addition, current hypothetical illustrations for the new portfolios are not included in the Appendix.

*****

For additional information, you may contact us at our administrative office at 1-800-851-9777, from 8:30a.m. – 7:00p.m., Eastern time or visit our website at: www.westernreserve.com. TCI serves as the principal underwriter for the Policies. More information about TCI is available athttp://www.finra.com or by calling 1-800-289-9999. You also can obtain an investor brochure from the Financial Regulatory Authority (“FINRA”) (formerly NASD) describing its Public Disclosure Program.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR MAY 1, 2008 PRODUCT PROSPECTUS

Supplemented dated November 4, 2011

To Prospectuses listed below

For variable life insurance policies issued by

Western Reserve Life Assurance Co. of Ohio

And

Transamerica Financial Life Insurance Company

This supplement updates and amends certain information contained in the prospectuses listed below. Please read it carefully and keep it with your prospectus for reference:

WRL Freedom Elite Builder®, WRL Freedom Elite Builder II®, WRL Freedom Elite®, WRL Financial Freedom Builder®, WRL XceleratorSM (Xcelerator Focus & Xcelerator Exec), WRL Freedom Equity Protector®, WRL The Equity Protector®, WRL Freedom Asset AdvisorSM, WRL Freedom Elite AdvisorSM, WRL Freedom Wealth ProtectorSM, WRL ForLifeSM, WRL EvolutionSM, WRL BenefactorSM, WRL Freedom SP+®, TFLIC Freedom Elite Builder®, TFLIC Freedom Elite Builder II®, TFLIC Financial Freedom Builder®, and/or TFLIC Freedom Wealth ProtectorSM

NOTICE OF UPCOMING VARIABLE INVESTMENT OPTION (“FUND”) MERGERS

The Board of Trustees of Transamerica Series Trust has approved a proposal to merge certain funds. Effective after close of business on or about December 30, 2011 (“Merger Effective Date”), the following Disappearing Funds will merge into and become part of the following Surviving Funds:

Disappearing Funds	Surviving Funds
Transamerica Morgan Stanley Growth Opportunities VP	Transamerica Morgan Stanley Mid-Cap Growth VP
Transamerica WMC Diversified Equity VP	Transamerica WMC Diversified Growth VP

IMPORTANT INFORMATION REGARDING THE

UPCOMING FUND MERGERS

•	Prior to the Merger Effective Date, you may transfer amounts allocated to a Disappearing Fund to any other available investment portfolio offered under your Policy. You can make a new election by submitting a new election form or by calling us at the toll-free number for your Policy listed below, provided that the telephone access privilege is in effect on your Policy.
•	On the Merger Effective Date, if we have not received instructions from you by December 29, 2011 to transfer your policy value in a Disappearing Fund to another investment option under your Policy, your policy value will automatically be transferred to the respective Surviving Fund listed above.
•	If you previously elected to have transfers made to one of the Disappearing Funds under a Dollar Cost Averaging (DCA) Option election or under an Asset Rebalancing Option election, unless you submit a new DCA election or Asset Rebalancing election by December 29, 2011, then any transfers after that date will automatically go into the respective Surviving Fund. New election requests for those options may be submitted by telephone if you have telephone privileges or by submitting a new request form. New elections will become effective with the next scheduled transfer on or after the date we receive your new election in good order. Any request forms received by us after December 29, 2011 that specify transfers into one of the Disappearing Funds will not be considered in good order and will not be processed. We will contact you and will require a new request form before the transfer is processed.
•	If your Monthly Deduction Allocation election in effect prior to December 30, 2011 includes one of the Disappearing Funds, you should submit a new election that does not include those funds. If we receive your new election prior to December 30, 2011, monthly deductions taken on or after the date of receipt of your new election will be deducted in accordance with new election. If your Monthly Deduction Allocation election on December 30, 2011 includes one of the Disappearing Funds and we have not received a new election form from you before that date, then beginning with monthly deductions taken on that date, the portion that you had previously requested will be taken from the respective Surviving Fund. Of course, you may submit a new election form at any time for future monthly deduction allocations.
•

If your loan or withdrawal request is received in good order and includes specific allocation of amounts to one of the Disappearing Funds, then we will honor the request (subject to all policy provisions) as long as it is received prior to December 30, 2011. After that date, any loan or withdrawal request received that directs that the amount of the loan or withdrawal be deducted, in whole or in part, from one of the Disappearing Funds will be treated as not in good order. We will contact you and will require a new request before we process the loan or withdrawal.

•	Loan repayments are processed in accordance with the current premium allocation election in effect for your Policy on the date of the loan repayment. Please see the information above regarding premium allocation elections.

* * * * *

Thank you for choosing Western Reserve and Transamerica Financial Life. We appreciate your business. If you have any questions about this notice, or to request copies of prospectuses for any of the investment options available under your Policy, please contact us, toll-free at 1-800-851-9777 (Western Reserve) or 1-800-322-7353(Transamerica Financial Life), between the hours of 8:30 a.m. and 7:00 p.m. Eastern Time.

SUPPLEMENT DATED SEPTEMBER 8, 2011

TO STATEMENT OF ADDITIONAL INFORMATION

DATED MAY 1, 2011

FOR WRL FREEDOM ASSET ADVISORSM

and

TO STATEMENT OF ADDITIONAL INFORMATION

DATED MAY 1, 2009

FOR WRL EVOLUTIONSM

and

TO STATEMENT OF ADDITIONAL INFORMATION

DATED MAY 1, 2008

FOR WRL BENEFACTORSM

Each An Individual Flexible Premium Variable Life Insurance Policy

Issued through

WRL Series Life Account G

By

Western Reserve Life Assurance Co. of Ohio

This Supplement modifies certain information contained in your WRL Freedom Asset AdvisorSM, WRL EvolutionSM and WRL BenefactorSM statements of additional information. Please read it carefully and retain it for future reference. All terms that are not defined in this supplement shall have the same meanings as the same terms used in the prospectuses.

The following information replaces the information that is contained in your product statement of additional information:

Effective September 9, 2011, all Claims and Forms should be sent to:

4333 Edgewood Road, N.E.

Cedar Rapids, Iowa 52499

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPPLEMENT DATED AUGUST 11, 2011

TO PROSPECTUS DATED MAY 1, 2011

FOR WRL FREEDOM ASSET ADVISORSM

and

TO PROSPECTUS DATED MAY 1, 2009

FOR WRL EVOLUTIONSM

and

TO PROSPECTUS DATED MAY 1, 2008

FOR WRL BENEFACTORSM

Each An Individual Flexible Premium Variable Life Insurance Policy

Issued through

WRL Series Life Account G

By

Western Reserve Life Assurance Co. of Ohio

This Supplement modifies certain information contained in your WRL Freedom Asset AdvisorSM, WRL EvolutionSM and WRL BenefactorSM prospectuses. Please read it carefully and retain it for future reference. All terms that are not defined in this supplement shall have the same meanings as the same terms used in the prospectuses.

The following information replaces the information regarding loan requests by telephone that is contained in your current product prospectus or supplement to your prospectus under the heading “Loans”:

You may request a loan by telephone by calling us at our administrative office at 1-800-851-9777, Monday – Friday, between the hours of 8:30 a.m. - 7:00 p.m. Eastern Time. If the loan amount you request by telephone exceeds $50,000 or if the address of record has been changed within the past 10 days, we may reject your request or require a signature guarantee. If you do not want the ability to request a loan by telephone, you should notify us in writing at our mailing address. You will be required to provide certain information for identification purposes when you request a loan by telephone. We may ask you to provide us with written confirmation of your request. We will not be liable for processing a loan request if we believe the request is genuine. (Note: All loan requests must be submitted in good order to avoid a delay in processing your request.)

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPPLEMENT DATED AUGUST 8, 2011

TO PROSPECTUS DATED MAY 1, 2011

FOR WRL FREEDOM ASSET ADVISORSM

and

TO PROSPECTUS DATED MAY 1, 2009

FOR WRL EVOLUTIONSM

and

TO PROSPECTUS DATED MAY 1, 2008

FOR WRL BENEFACTORSM

Each An Individual Flexible Premium Variable Life Insurance Policy

Issued through

WRL Series Life Account G

By

Western Reserve Life Assurance Co. of Ohio

This Supplement modifies certain information contained in your WRL Freedom Asset AdvisorSM, WRL EvolutionSM and WRL BenefactorSM prospectuses. Please read it carefully and retain it for future reference. All terms that are not defined in this supplement shall have the same meanings as the same terms used in the prospectuses.

The following information replaces the information that is contained in your current product prospectus or supplement to your prospectus:

Effective September 9, 2011, all Claims and Forms should be sent to:

4333 Edgewood Road, N.E.

Cedar Rapids, Iowa 52499

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

SUPPLEMENT DATED MAY 1, 2011

TO PROSPECTUS DATED MAY 1, 2008

WRL BENEFACTORSM

An Individual Flexible Premium Variable Life Insurance Policy

Issued through

WRL Series Life Account G

By

Western Reserve Life Assurance Co. of Ohio

Range of Expenses for the Portfolios1

The table below shows the lowest and highest total operating expenses charged by the portfolios during the fiscal year ended December 31, 2010. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

	Lowest	Highest
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses)	0.40%	1.05%

1 The portfolio expenses used to prepare this table were provided to Western Reserve by the funds. Western Reserve has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2010. Current or future expenses may be greater or less than those shown.

* * * * *

INVESTMENT OPTIONS:

Please note the following changes to your investment options:

Effective August 16, 2010:

•	Transamerica Convertible Securities VP was renamed Transamerica AllianceBernstein Dynamic Allocation VP and AllianceBernstein L.P. replaced Transamerica Investment Management, Inc. as sub-adviser.

Effective March 22, 2011:

•	Transamerica Balanced VP was renamed Transamerica Multi-Managed Balanced VP. BlackRock Financial Management, Inc. became sub-adviser to the fixed income portion of the portfolio and JPMorgan Investment Management Inc. became sub-adviser for the equity portion of the portfolio, each replacing Transamerica Investment Management, Inc.
•	Transamerica Growth Opportunities VP was renamed Transamerica Morgan Stanley Growth Opportunities VP. Morgan Stanley Investment Management Inc. replaced Transamerica Investment Management, Inc. as sub-adviser.
•	Transamerica Small/Mid Cap Value VP was renamed Transamerica Systematic Small/Mid Cap Value VP. Systematic Financial Management L.P. replaced Transamerica Investment Management, Inc. as sub-adviser.
•	Transamerica Money Market VP was renamed Transamerica AEGON Money Market VP. AEGON USA Investment Management LLC was approved by shareholders to replace Transamerica Investment Management, Inc. as sub-adviser.
•	Transamerica U.S. Government Securities VP was renamed Transamerica AEGON U.S. Government Securities VP and AEGON USA Investment Management, LLC replaced Transamerica Investment Management, Inc. as sub-adviser.

Please see the Transamerica Series Trust prospectus for any changes regarding the portfolios listed above.

* * * * *

Premium Payments:

The following is added to the section entitled “Payment and Allocation of Premiums”:

Please Note: We may hold premium payments in a non-interest bearing account for up to 14 days if applying the premium payment would cause the Policy to violate Internal Revenue Code Section 7702 or other provisions of the Internal Revenue Code. Please refer to the section of this prospectus entitled “Federal Income Tax Considerations” for more information regarding tax considerations regarding your Policy or consult a qualified tax advisor.

* * * * *

Retained Asset Accounts:

The following information replaces the information under the heading “Retained Asset Accounts”:

Effective April 1, 2011, Assurance Plus Accounts are no longer available for payment of claim proceeds. No new accounts will be established, but if you currently have an Assurance Plus Account we will continue to honor that account.

For new claims, unless a settlement option is elected, payments will be made in the form of a lump sum check.

* * * * *

Surrenders:

The following sentences replace the first sentence under the heading “Surrenders and Cash Withdrawals – Surrenders” on page 35 of your prospectus:

You must make a written request to surrender your Policy for its net surrender value as calculated at the end of the valuation date on which we receive your request. We may require an original signature with such written request.

* * * * *

Illustrations:

The information contained in both the explanation and “Hypothetical Illustrations” is out-of-date and should not be relied upon. In addition, current hypothetical illustrations for the new portfolios are not included in the Appendix.

* * * * *

Federal Tax Matters:

The following information is added at the end of the section entitled “Federal Tax Matters”:

Please Note: In 2001, Congress enacted the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), which modified the estate, gift and generation-skipping transfer taxes through 2009 and eliminated the estate tax (but not the gift tax) and replaced it with a carryover basis income tax regime for estates of decedents dying in 2010, and also eliminated the generation-skipping transfer tax for transfers made in 2010. Recent legislation has generally extended the EGGTRA provisions existing in 2009 and reunified the estate and gift transfer taxes for 2011 and 2012. The uncertainty as to future estate, gift and generation-skipping transfer taxes underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

* * * * * * *

For additional information, you may contact us at our administrative office at 1-800-851-9777, from 8:30a.m. – 7:00p.m., Eastern time or visit our website at: www.westernreserve.com. TCI serves as the principal underwriter for the Policies. More information about TCI is available at http://www.finra.com or by calling 1-800-289-9999. You also can obtain an investor brochure from the Financial Regulatory Authority (“FINRA”) (formerly NASD) describing its Public Disclosure Program.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR MAY 1, 2008 PRODUCT PROSPECTUS

SUPPLEMENT DATED OCTOBER 26, 2010

TO PROSPECTUS DATED MAY 1, 2010

FOR

WRL FREEDOM ASSET ADVISORSM

TO PROSPECTUS DATED MAY 1, 2009

FOR

WRL EVOLUTIONSM

TO PROSPECTUS DATED MAY 1, 2008

FOR

WRL BENEFACTORSM

Issued through

WRL Series Life Account G

By

Western Reserve Life Assurance Co. of Ohio

This Supplement modifies certain information contained in your WRL Freedom Asset AdvisorSM, WRL EvolutionSM, and WRL BenefactorSM prospectuses. Please read it carefully and retain it for future reference. All terms that are not defined in this supplement shall have the same meanings as the same terms used in the prospectuses.

The following paragraph replaces the last paragraph under the section entitled “The Policy – Ownership Rights” in your prospectus:

No designation or change in designation of an owner will take effect unless we receive written request thereof. The request will take effect as of the date we receive it, in good order, at our mailing address, or by fax at our administrative office (1-727-299-1620), subject to payment or other action taken by us before it was received.

SUPPLEMENT DATED July 8, 2010

TO PROSPECTUS DATED MAY 1, 2008

WRL BENEFACTORSM

An Individual Flexible Premium Variable Life Insurance Policy

Issued through

WRL Series Life Account G

By

Western Reserve Life Assurance Co. of Ohio

The following information hereby supplements or amends, and to the extent inconsistent replaces, certain information contained in your prospectus.

The following sentence is deleted from the first paragraph on page 22 of your prospectus under the heading Premium Payments”:

We will consider any payments you make to be premium payments, unless you clearly mark them as loan repayments.

The following sentence is deleted from the second paragraph on page 40 of your prospectus under the heading “Loans - General”:

We will consider any payments you make on the Policy to be premium payments unless the payments are clearly identified as loan repayments.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR MAY 1, 2008 PRODUCT PROSPECTUS

SUPPLEMENT DATED MAY 1, 2010

TO PROSPECTUS DATED MAY 1, 2008

WRL BENEFACTORSM

An Individual Flexible Premium Variable Life Insurance Policy

Issued through

WRL Series Life Account G

By

Western Reserve Life Assurance Co. of Ohio

Range of Expenses for the Portfolios1

The table below shows the lowest and highest total operating expenses charged by the portfolios during the fiscal year ended December 31, 2009. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

	Lowest	Highest
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses)	0.41%	0.88%

1 The portfolio expenses used to prepare this table were provided to Western Reserve by the funds. Western Reserve has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2009. Current or future expenses may be greater or less than those shown.

* * * * *

Investment Options:

Please note the following changes to the underlying portfolios for your product:

•	Effective April 9, 2010, Transamerica Equity VP was renamed Transamerica WMC Diversified Growth VP and Wellington Management Company, LLP replaced Transamerica Investment Management, LLC as sub-adviser to the fund.
•	Effective May 1, 2010, Transamerica Value Balanced VP merged into Transamerica Balanced.

* * * * *

Financial Condition of the Company:

The following paragraph replaces the first paragraph under the heading “Financial Condition of the Company”:

The benefits under the Policy are paid by Western Reserve from its General Account assets and/or your cash value held in the Company’s separate account. It is important that you understand that payment of the benefits is not guaranteed and depends upon certain factors discussed below.

* * * * *

Signature Guarantees

The following sentence replaces the first sentence of the second paragraph under the heading “Signature Guarantees”:

As a protection against fraud, we may require that the following transaction requests include a Medallion signature guarantee:

* * * * *

The following information replaces the information under the heading “Retained Asset Accounts”:

Retained Asset Accounts

When a death benefit is paid in a lump sum and is $15,000 or greater, your beneficiary may elect to have the death benefit deposited into an interest-bearing account, called the Assurance Plus Account. We will send the beneficiary a “checkbook”, and the beneficiary will have access to the account simply by writing a “draft” for all or part of the amount of the death benefit. We use a bank, the Northern Trust Company, to process your “drafts.”

Upon receipt of the “draft” by the bank, the bank will draw down the amount you requested from our general account. We do not guarantee to credit a minimum interest rate on amounts left in the Assurance Plus Account. Any interest paid on amounts in the Assurance Plus Account is currently taxable.

The Assurance Plus Account is part of our general account. It is not a bank account, and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We may make a profit on all amounts left in the Assurance Plus Account. The Assurance Plus account is not available in all states.

* * * * *

Illustrations:

The information contained in both the explanation and “Hypothetical Illustrations” is out-of-date and should not be relied upon. In addition, current hypothetical illustrations for the new portfolios are not included in the Appendix.

* * * * * * *

For additional information, you may contact us at our administrative office at 1-800-851-9777, from 8:30a.m. – 7:00p.m., Eastern time or visit our website at: www.westernreserve.com. TCI serves as the principal underwriter for the Policies. More information about TCI is available at http://www.finra.com or by calling 1-800-289-9999. You also can obtain an investor brochure from the Financial Regulatory Authority (“FINRA”) (formerly NASD) describing its Public Disclosure Program.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR MAY 1, 2008 PRODUCT PROSPECTUS

SUPPLEMENT DATED AUGUST 10, 2009

TO PROSPECTUS DATED MAY 1, 2008

WRL BENEFACTORSM

An Individual Flexible Premium Variable Life Insurance Policy

Issued through

WRL Series Life Account G

By

Western Reserve Life Assurance Co. of Ohio

This Supplement modifies certain information contained in your WRL BeneFactorSM prospectus. Please read it carefully and retain it for future reference. All terms that are not defined in this supplement shall have the same meanings as the same terms used in the prospectus.

Effective immediately, transfers to the fixed account are available through the internet.

* * * * * * *

The facsimile numbers for Western Reserve Life Assurance Co.’s administrative office are

1-727-299-1620 and 1-727-299-1648 (for interfund transactions only).

SUPPLEMENT DATED MAY 1, 2009

TO PROSPECTUS DATED MAY 1, 2008

WRL BENEFACTORSM

An Individual Flexible Premium Variable Life Insurance Policy

Issued through

WRL Series Life Account G

By

Western Reserve Life Assurance Co. of Ohio

The following information hereby amends, and to the extent inconsistent replaces, certain information contained in your prospectus:

Direct electronic, telephonic and facsimile transactions to the

Administrative Office:

(727) 299-1800 or 1-800-851-9777

Facsimile 1-737-299-1620/1-727-299-1648 (interfund transactions only)

www.westernreserve.com

Direct Claims Forms to the Administrative Office at:

P.O. Box 9008

Clearwater, FL 33758-9008

Direct all payments made by check, and all other correspondence and notices to the Mailing Address:

4333 Edgewood Road, N.E.

Cedar Rapids, Iowa 52499

* * * * *

Range of Expenses for the Portfolios1

The table below shows the lowest and highest total operating expenses charged by the portfolios during the fiscal year ended December 31, 2008. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

	Lowest	Highest
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses)	0.42%	0.90%

1 The portfolio expenses used to prepare this table were provided to Western Reserve by the funds. Western Reserve has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2008. Current or future expenses may be greater or less than those shown.

* * * * *

Transamerica Money Market VP Portfolio

Please add the following footnote to the portfolio listing contained in your prospectus:

There can be no assurance that the Transamerica Money Market VP portfolio will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and partly as a result of insurance charges, the yield on the WRL Transamerica Money Market VP subaccount may become extremely low and possibly negative.

* * * * *

Financial Condition of the Company

Many financial services companies, including insurance companies, have been facing challenges in this unprecedented economic and market environment, and we are not immune to those challenges. It is important for you to understand the impact these events may have, not only on your accumulation value, but also on our ability to meet the guarantees under your Policy.

Assets in the Separate Account. You assume all of the investment risk for your accumulation value that is allocated to the sub-accounts of the separate account. Your accumulation value in those sub-accounts constitutes a portion of the assets of the separate account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct. See “The Separate Account.”

Assets in the General Account. You also may be permitted to make allocations to the fixed account, which is supported by the assets in our general account. See “The Fixed Account.” The general account is not segregated or insulated from the claims of Transamerica’s creditors.

Policy owners look to the financial strength of the insurance company for its insurance guarantees. More specifically, any guarantees under the Policy that exceed your accumulation value are paid from our general account (and not the separate account). Therefore, any amounts that we may be obligated to pay under the Policy in excess of accumulation value are subject to (i) our financial strength and claims-paying ability and (ii) the risk that we may not be able to cover, or may default on, our obligations under those guarantees.

The assets of the separate account, however, are also available to cover the liabilities of our general account, but only to the extent that the separate account assets exceed the separate account liabilities arising under the policies supported by it.

We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account.

Our Financial Condition. As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account to our policy owners. We monitor our reserves so that we hold sufficient amounts to cover actual or expected policy and claims payments. In addition, we may hedge our investments in our general account, and may require purchasers of certain of the variable insurance products that we offer to allocate premium payments and accumulation value in accordance with specified investment requirements. However, it is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments. We may also experience liquidity risk if our general account assets cannot be readily converted into cash to meet obligations to our policy owners or to provide the collateral necessary to finance our business operations.

We are continuing to evaluate our investment portfolio to mitigate market risk and actively manage the investments in the portfolio.

How to Obtain More Information. We encourage both existing and prospective policyowners to read and understand our financial statements. We prepare our financial statements on a statutory basis. Our financial statements, which are presented in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance - as well as the financial statements of the separate account—are located in the Statement of Additional Information (SAI). The SAI is available at no charge by writing to our administrative office - Western Reserve Life Assurance Co. of Ohio, 570 Carillon Parkway, St. Petersburg, Florida 33716 - or by calling us at (800) 851-9777, or by visiting our website www.westernreserve.com. In addition, the SAI is available on the SEC’s website at http://www.sec.gov.

* * * * *

Signature Guarantees

Signature guarantees are relied upon as a means of preventing the perpetuation of fraud in financial transactions, including the disbursement of funds or assets from a victim’s account with a financial institution or a provider of financial services. They provide protection to investors by, for example, making it more difficult for a person to take another person’s money by forging a signature on a written request for the disbursement of funds.

As a protection against fraud, we require that the following transaction requests include a Medallion signature guarantee:

•	all requests for disbursements (i.e., cash withdrawals and surrenders) of $500,000 or more;
•	any disbursement request made on or within 10 days of our receipt of a request to change the address of record for an owner’s account; and
•	any disbursement request when Western Reserve has been directed to send proceeds to a different address from the address of record for that owner’s account. Please note: This requirement will not apply to disbursement requests made in connection with exchanges of one annuity policy for another with the same owner in a “tax-free exchange” under Section 1035 of the Internal Revenue Code.

An investor can obtain a signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in a Medallion signature guarantee program. This includes many:

•	national and state banks;
•	savings banks and savings and loan associations;
•	securities brokers and dealers; and
•	credit unions.

The best source of a signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business. Guarantor firms may, but frequently do not, charge a fee for their services.

A notary public cannot provide a signature guarantee. Notarization will not substitute for a signature guarantee.

* * * * *

Sending Forms and Written Requests in Good Order

We cannot process your instructions to process a transaction relating to the policy until we have received your instructions in good order at our mailing address (or our administrative office or website, as appropriate). “Good order” means the actual receipt by us of the instructions relating to a transaction in writing (or by telephone or facsimile, or electronically, as appropriate), along with all forms, information and supporting legal documentation (including any required spousal or joint owner’s consents) we require in order to effect the transaction. To be in “good order,” instructions must be sufficiently clear so that we do not need to exercise any discretion to follow such instructions.

* * * * *

Retained Asset Accounts

“When a death benefit is paid in a lump sum and is $15,000 or greater, your beneficiary may elect to have the death benefit deposited into an interest-bearing account, called the Assurance Plus Account with the Northern Trust Company. We will send the beneficiary a “checkbook,” and the beneficiary will have access to the account simply by writing a “draft” for all or part of the amount of the death benefit. Upon receipt of the “draft” by the bank, the bank will draw down the amount you requested from our general account. The Assurance Plus Account is part of our general account. It is not a bank account, and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We do not guarantee to credit a minimum interest rate on amounts left in the Assurance Plus Account. We may make a profit on all amounts left in the Assurance Plus Account. (The Assurance Plus Account is not available in all states.)

* * * **

Loan Requests:

If your loan request is less than $500,000, then you may fax it to us at 1-727-299-1620

* * * * *

Illustrations:

The information contained in both the explanation and “Hypothetical Illustrations” is out-of-date and should not be relied upon. In addition, current hypothetical illustrations for the new portfolios are not included in the Appendix.

* * * * * * *

For additional information, you may contact us at our administrative office at 1-800-851-9777, from 8:30a.m. – 7:00p.m., Eastern time or visit our website at: www.westernreserve.com. TCI serves as the principal underwriter for the Policies. More information about TCI is available at http://www.finra.com or by calling 1-800-289-9999. You also can obtain an investor brochure from the Financial Regulatory Authority (“FINRA”) (formerly NASD) describing its Public Disclosure Program.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR MAY 1, 2008 PRODUCT PROSPECTUS

SUPPLEMENT DATED JUNE 24, 2008

TO PROSPECTUSES DATED MAY 1, 2008 and MAY 22, 2008

WRL BENEFACTORSM

WRL CAPITAL CREATORSM

WRL FREEDOM ASSET ADVISOR SM

WRL EVOLUTION SM

Each An Individual Flexible Premium Variable Life Insurance Policy

Issued through

WRL Series Life Account G

By

Western Reserve Life Assurance Co. of Ohio

This Supplement modifies certain information contained in your WRL BeneFactorSM, WRL Capital CreatorSM, WRL Freedom Asset AdvisorSM, and/or WRL EvolutionSM prospectuses. Please read it carefully and retain it for future reference. All terms that are not defined in this supplement shall have the same meanings as the same terms used in the prospectuses.

Effective immediately, “Table 1 – Adjusted Historical Portfolio Average Total Return for the Periods Ended on December 31, 2007” under the section entitled “Performance Data – Rates of Return” of your prospectus is deleted.

Supp-SLG1-07/08

P R O S P E C T U S

May 1, 2008, as supplemented

May 30, 2008

WRL BENEFACTORSM

issued through

WRL Series Life Account G

by

Western Reserve Life Assurance Co. of Ohio

Administrative Office:

570 Carillon Parkway, St. Petersburg, Florida 33716

1-800-851-9777,

(727) 299-1800

Direct all payments by check, correspondence and

notices to the Mailing Address:

4333 Edgewood Road, N.E.

Cedar Rapids, Iowa 52499

An Individual Flexible Premium Variable Life Insurance Policy

This prospectus describes the WRL Benefactor SM, a flexible premium variable life insurance policy (the “Policy”). You can allocate your Policy’s cash value to the fixed account (which credits a specified guaranteed interest rate) and/or to the WRL Series Life Account G, which invests through its subaccounts in portfolios of the Transamerica Series Trust (formerly AEGON/Transamerica Series Trust) – Initial Class.

The portfolios of the Transamerica Series Trust available to you under the Policy are:

☐	Transamerica Balanced VP
☐	Transamerica Convertible Securities VP*
☐	Transamerica Equity VP*
☐	Transamerica Growth Opportunities VP*
☐	Transamerica Money Market VP
☐	Transamerica Small/Mid Cap Value VP*
☐	Transamerica U.S. Government Securities VP
☐	Transamerica Value Balanced VP*

* These portfolios are currently classified as Designated Subaccounts.

If you already own a life insurance policy, it may not be to your advantage to buy additional insurance or to replace your policy with the Policy described in this prospectus. And it may not be to your advantage to borrow money to purchase the Policy or to take withdrawals from another policy you own to make premium payments under the Policy.

Prospectuses for the portfolios of the funds must accompany this prospectus. Certain portfolios may not be available in all states. Please read these documents before investing and save them for future reference.

An investment in the Policy is not a bank deposit. The Policy is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The Policy is not available in the State of New York.

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Policy Benefits/Risks Summary                                                                  WRL Benefactor SM

This summary describes the Policy’s important benefits and risks. More detailed information about the Policy appears later in this prospectus and in the Statement of Additional Information (“SAI”). For your convenience, we have provided a Glossary at the end of this prospectus that defines certain words and phrases used in this prospectus.

Policy Benefits

The Policy in General

•	The WRL Benefactor SM is an individual flexible premium variable life insurance policy. The Policy gives you the potential for long-term life insurance coverage with the opportunity for tax-deferred cash value accumulation. The Policy’s cash value will increase or decrease depending on the investment performance of the subaccounts, the premiums you pay, the fees and charges we deduct, the interest we credit to the fixed account, and the effects of any Policy transactions (such as transfers, loans and partial withdrawals).
•	The Policy contains a benefit – Guaranteed Withdrawal Benefit – under which, if certain conditions are met, you will receive guaranteed withdrawal benefit payments without causing the Policy to lapse. The guarantee applies even if the cash value reaches zero or less.
•	You may purchase the Policy by withdrawing the cash value from other insurance products you own. Some of these transactions may be taxable, while others may qualify as a tax-free exchange under Section 1035 of the Internal Revenue Code (“1035 Exchange”). Before purchasing the Policy, you should consult a qualified tax advisor about the tax consequences of purchasing a Policy by withdrawing the cash value from other insurance products you own. There are risks associated with such exchanges, which are discussed below.
•	If all of your initial premium is from a 1035 Exchange of a life insurance policy with surrender charges greater than or equal to 3% or from an exchange of an annuity with surrender charges greater than or equal to 3% (each a “replacement transaction”), your Policy will be issued with a 5-year surrender charge schedule. Each additional premium will have its own 5-year surrender charge schedule from the date of the additional premium payment. If any portion of the initial premium is not from such a replacement transaction, then your Policy will be issued with a 6-year surrender charge schedule, and each additional premium payment will have its own 6-year surrender charge schedule from the date of the additional premium payment.
•	The Policy is designed to be long-term in nature in order to provide significant life insurance benefits for you. However, purchasing the Policy involves certain risks. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should consider the Policy in conjunction with other insurance you own. The Policy is not suitable as a short-term savings vehicle. There may be adverse consequences should you decide to surrender your Policy early, such as payment of a surrender charge.
•	Fixed Account. You may place money in the fixed account where it earns at least 2% annual interest. We may declare higher rates of interest, but are not obligated to do so. The fixed account is part of our general account.
•	Separate Account. You may direct the money in your Policy to any of the subaccounts of the separate account. Each subaccount invests exclusively in one of the portfolios listed on the cover of this prospectus. Money you place in a subaccount is subject to investment risk and its value will vary each day according to the investment performance of the portfolios in which the subaccounts invest.
•	Once we deliver your Policy, the free-look period begins. You may return the Policy during this period and receive a refund. Depending on the laws of the state governing your Policy (usually the state where you live), we will either allocate your initial net premium(s) to the accounts you indicated on your application, or we will place your initial net premium(s) in the reallocation account until the reallocation date as shown on your Policy schedule page. If you purchase the Policy by using the proceeds from an existing life insurance policy and later you decide to cancel the Policy by exercising your free-look right, you may not be able to reinstate that previous life insurance policy. You run the risk that you may be left without any life insurance coverage and you may be required to pay taxes on the proceeds.
•	We anticipate that in most situations the Policy will be a Modified Endowment Contract (“MEC”) under federal tax laws. If your Policy is treated as a MEC, you will be taxed on any investment gains included in the transaction when you take a withdrawal (including a payment under the Guaranteed Withdrawal Benefit) or a Policy loan, or you assign, pledge or surrender your Policy. In addition, a 10% penalty tax may be imposed on the taxable portion of cash withdrawals (including a payment under the Guaranteed Withdrawal Benefit), surrenders, assignments, pledges and loans taken before you reach age 59 1⁄2.
•	No Lapse Guarantee. The Policy has a no lapse guarantee in effect as long as the Guaranteed Minimum Death Benefit or Guaranteed Withdrawal Benefit Base is positive and as long as there is no loan on the Policy.

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Death Benefit

•	If the insured dies while the Policy is in force, we will pay a death benefit to the beneficiary(ies), subject to applicable law and the forms of the Policy.
•	The death benefit is the greatest of:
>	the Guaranteed Minimum Death Benefit -- the return of a percentage of the initial premium reduced by any adjusted withdrawals(the percentage of initial premium varies by the issue age of the insured); or
>	the Basic Death Benefit -- the limitation percentage, as shown on your Policy’s schedule page, multiplied by the cash value on the date of the primary insured’s death; or
>	the amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code. We believe that this section requires the amount of the death benefit to be at least equal to an amount produced by multiplying the limitation percentage, as shown on your Policy’s schedule page, by the Available Guaranteed Withdrawal Benefit Amount on the date of the primary insured’s death once you are eligible to receive the Guaranteed Withdrawal Benefit. We will apply this Policy death benefit provision in accord with this interpretation unless and until the Internal Revenue Service or the courts provide contrary guidance on minimum death benefit issues. For a more detailed description, see the Guaranteed Withdrawal Benefit section.

We will reduce the death benefit proceeds by any outstanding loan amount, including accrued interest, and any due and unpaid charges. Moreover, withdrawals may have a significant impact on the Guaranteed Minimum Death Benefit.

•	Under current tax law, the death benefit should generally be U.S. federal income tax free to the beneficiary. Other taxes, such as estate taxes, may apply.

No Lapse Guarantee

•	If there is no loan outstanding, the Policy will not lapse (i.e., having your Policy terminate without value) until the net surrender value is zero, and the Guaranteed Withdrawal Benefit Base (the initial premium, minus the sum of all adjusted excess withdrawals, minus the sum of all adjusted loan withdrawals, plus the sum of all loan payments) is zero, and the Guaranteed Minimum Death Benefit is zero.
•	The no lapse guarantee is not in effect while a loan is outstanding, but it can be restored by repaying the loan if the Guaranteed Withdrawal Benefit Base is positive after repayment of the loan. If a loan reduces the net surrender value of the Policy to zero, the Policy will enter a grace period and may subsequently lapse unless you make a sufficient payment during the grace period.

Cash Value

•	The cash value is the sum of the Policy’s value in the subaccounts and the fixed account and is the starting point for calculating important values under the Policy, such as net surrender value and the death benefit. The Policy may lapse if you do not have sufficient cash value in the Policy to pay the monthly deductions, the surrender charge and/or any outstanding loan amount(s) and accrued loan interest, and the no lapse guarantee is not in effect.

Transfers

•	You can transfer cash value among the subaccounts and the fixed account. You currently may make transfers in writing to our mailing address, by telephone, by fax to our administrative office, or electronically through our website. We do not assess a transfer charge.
•	Dollar cost averaging and asset rebalancing programs are available.
•	Each Policy year, the Policy allows a cumulative transfer out of the fixed account of the greater of up to 25% of the amount in the fixed account, or the amount transferred out in the previous Policy year. Currently, we do not, but reserve the right to, limit the number of transfers out of the fixed account to one per Policy year. If we modify or stop this current practice, we will notify you at the time of your transfer.
•	Unless otherwise required by state law, we may restrict transfers into the fixed account if the fixed account value, excluding amounts in the loan reserve, after the transfer has been made would exceed $250,000. . This restriction does not apply to any transfer to the fixed account necessary in the exercise of conversion rights.
•	We may impose restrictions on the transfer privilege. See the discussion of our policy with regard to market timing, including transfers, and the costs and risks to you that can result from programmed, large, frequent, or short-term transfers, in our Statement of Policy on Disruptive Trading and Market Timing.

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•	We have classified certain portfolios of the Transamerica Series Trust as Designated Subaccounts, and you can allocate only a certain percentage of cash value to those Designated Subaccounts. The percentage is 35%, but may be changed for new Policies issued in the future. If your percentage of total cash value that is in Designated Subaccounts exceeds the 35% limit, we will rebalance it to 35% when you add premium, take a loan, repay a loan, make a withdrawal, or make a transfer. In such cases, we will simultaneously and automatically transfer funds from the Designated Subaccounts on a pro rata basis to the Transamerica Money Market subaccount to bring the Policy to the 35% limit. Such an automatic transfer to the Transamerica Money Market subaccount will not count as a transfer for the purpose of any restrictions or limits that may be imposed.

Loans

•	After the first Policy year (as long as your Policy is in force), you may take a loan against the Policy up to 90% of the net surrender value. We may permit a loan before the first anniversary for Policies issued pursuant to 1035 Exchanges. The minimum loan amount is generally $500.
•	To secure the loan, we transfer an amount equal to your loan from your cash value to a loan reserve account. The loan reserve account is part of the fixed account. We will credit 2.00% interest annually on amounts in the loan reserve account.
•	Before attained age 100, we currently charge 6.00% interest annually, payable in arrears, on any outstanding loan amount. This charge is guaranteed not to exceed 6.00%. Interest not paid when due is added to the amount of the loan to be repaid.
•	After attained age 100, we will charge a preferred loan interest rate. We currently charge 2.00% interest on preferred loans. This charge is guaranteed not to exceed 2.25%.
•	A Policy loan (i) reduces the death benefit proceeds and net surrender value by the amount of any outstanding loan amount, including accrued loan interest, (ii) reduces the Guaranteed Withdrawal Benefit Base by at least the amount of the loan plus any accrued loan interest, and (iii) may have a severe impact on the Available Guaranteed Withdrawal Benefit Amount. See the “Guaranteed Withdrawal Benefit” section.
•	The no lapse guarantee is not in effect while a loan is outstanding, but it can be restored if the loan is repaid.
•	Federal income taxes and a penalty tax may apply to any loans you take against the Policy. The federal tax consequence of loans with preferred rates is uncertain and there may be adverse tax consequences.

Cash Withdrawals and Surrenders

•	You may take a withdrawal of a portion of your cash value after the first Policy year. If you are not yet eligible for the Guaranteed Withdrawal Benefit (i.e., your eligibility starts on the later of when the primary insured reaches age 59 1⁄2 or the first Policy anniversary) then, for Policy years two through five, the amount of the withdrawal must be:
>	at least $500; but
>	no more than 10% of the net surrender value; and
>	no more than the net surrender value less $500.
•	After the fifth Policy year and until you are eligible for the Guaranteed Withdrawal Benefit, the amount of the withdrawal must be:
>	at least $500; but
>	no more than the net surrender value less $500.
•	Regardless of any of the limits above, after eligibility for the Guaranteed Withdrawal Benefit, the amount of the withdrawal must be:
>	at least the lesser of $500 or the Available Guaranteed Withdrawal Benefit Amount; but
>	no more than the greater of the net surrender value or the Available Guaranteed Withdrawal Benefit Amount.
•	A cash withdrawal will reduce the cash value by the amount of the withdrawal. The Guaranteed Minimum Death Benefit will be reduced by an adjusted withdrawal amount that may be larger than the withdrawal itself. Cash withdrawals may also reduce the Guaranteed Withdrawal Benefit Base.
•	You may fully surrender the Policy at any time before the insured’s death. Life insurance coverage and the Guaranteed Withdrawal Benefit will end. You will receive the net surrender value. The surrender charge may be significant. You may receive little or no net surrender value if you surrender your Policy in the early Policy years.

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•	If all of your initial premium is from a 1035 Exchange of a life insurance policy with surrender charges greater than or equal to 3% or from an exchange of an annuity with surrender charges greater than or equal to 3% (each a replacement transaction), your Policy will be issued with a five-year surrender charge schedule (“5-year schedule”). Each additional premium payment will have its own 5-year schedule from the date of the additional premium payment.
•	If any portion of the initial premium is not from a replacement transaction, your Policy will be issued with a six- year surrender charge schedule (“6-year schedule”). Each additional premium payment will have its own 6-year schedule from the date of the additional premium payment.
•	The surrender charge percentage will be lower for Policies with a 5-year schedule than for Policies with a 6-year schedule. The surrender charge percentage may vary by state.
•	A cash withdrawal may also increase the risk that the no lapse guarantee will not remain in effect.
•	Federal income taxes and a penalty tax may apply to cash withdrawals and surrenders.

Gua ranteed Withdrawal Benefit

We offer a Guaranteed Withdrawal Benefit (“GWB”) that allows you to elect to receive Guaranteed Withdrawal Benefit payments, if certain conditions are met. Under this benefit, we guarantee that you may withdraw up to 5% of the Guaranteed Withdrawal Benefit Base each Policy year through one or more withdrawals during the lifetime of the primary insured. The GWB for any Policy year will be made available and is withdrawable on a pro-rated monthly basis over each Policy year (“Available Guaranteed Withdrawal Benefit Amount”). You can begin taking these GWB withdrawals on the later of: (i) the Monthiversary after the primary insured reaches age 59  1⁄2, or (ii) the first anniversary of the Policy date. Amounts not withdrawn in the month they are first withdrawable will accumulate and may be withdrawn as a GWB at any time throughout the rest of that Policy year, but not thereafter. Withdrawals taken under this benefit will not cause the Policy to lapse or result in a negative cash value, provided the no lapse guarantee is in effect. However, a withdrawal under the Guaranteed Withdrawal Benefit may cause a Policy to lapse if a policy loan exists, because the no lapse guarantee will not then be in effect.

Notwithstanding the Guaranteed Withdrawal Benefit limits, you can always withdraw a greater amount up to your withdrawal limit pursuant to your rights under the Policy (see “Surrenders and Cash Withdrawals”), but there are negative consequences to taking withdrawals in excess of those allowed under the GWB.

Please note:

•	Withdrawals under the GWB:
•	will reduce your cash value;
•	will reduce your Basic Death Benefit, your Guaranteed Minimum Death Benefit and other benefits;
•	may be subject to income taxes; and
•	may be limited or restricted under Policies purchased in connection with certain tax-qualified retirement plans.
•	Withdrawals that exceed the GWB amount that has been made available at any time in any Policy year, or that are taken before eligibility for GWB payments (i.e., before age 59 1⁄2), will reduce the total Guaranteed Withdrawal Benefit Base and may result in a reduction to the Guaranteed Withdrawal Benefit Base that is greater than the amount of the excess withdrawal. The GWB may not be appropriate for you if you plan to take withdrawals that exceed the GWB amount because such excess withdrawals may significantly reduce or eliminate the value of the guarantees provided by the GWB and reduce and possibly eliminate the Guaranteed Minimum Death Benefit under the Policy.
•	Loans and loan interest accruals will reduce the Guaranteed Withdrawal Benefit Base by at least the amount of the loan plus any accrued loan interest, and could have a significant impact on the maximum annual withdrawal amount under the GWB.
•	You may continue to take withdrawals under the GWB even after your cash value is $0, but doing so will reduce and possibly eliminate your Guaranteed Minimum Death Benefit.
•	The GWB may not be appropriate for you if you are interested in maximizing the Policy’s potential for long-term accumulation rather than taking current withdrawals and ensuring a stream of income for life.

You should consult a tax advisor about the tax treatment and tax consequences of withdrawals under the GWB.

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Tax Benefits

We intend the Policy to satisfy the definition of life insurance under the Internal Revenue Code so that the death benefit generally should be excludible from the taxable income of the beneficiary. If your policy is not a modified endowment contract (MEC), you should not be deemed in receipt of any taxable gains in cash value until withdrawals and surrenders exceed your tax basis in the policy or other distributions are made as described in the “Federal Income Tax Considerations” section of this prospectus. If your Policy is a MEC, you will be taxed on any gains included in cash value when you take a withdrawal or a policy loan, or assign, pledge or surrender the Policy. Transfers between the subaccounts are not taxable transactions.

Policy Risks

Risk of an Increase in Current Fees and Expenses

Certain fees and expenses currently are assessed at less than their guaranteed maximum levels. In the future, we may increase these current charges up to the guaranteed (that is, maximum) levels. If fees and expenses are increased, you may need to increase the amount and/or frequency of premiums to keep the Policy in force.

Investment Risks

If you invest your Policy’s cash value in one or more subaccounts, then you will be subject to the risk that investment performance of the subaccounts will be unfavorable and that the cash value in your Policy will decrease. In addition, we may deduct Policy fees and charges from your cash value, which can significantly reduce your cash value. During times of poor investment performance, this deduction will have an even greater impact on your cash value. You could lose everything you invest and your Policy could lapse without value, unless you pay additional premiums. If you allocate premiums to the fixed account, then we credit your fixed account value with a declared rate of interest. You assume the risk that the interest rate on the fixed account may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 2%.

Risk of Lapse

If your Policy fails to meet certain conditions, we will notify you that the Policy has entered a 61-day grace period and will lapse without value unless you make a sufficient payment during the grace period.

Your Policy contains a no lapse guarantee. Your Policy will not lapse, as long as the Guaranteed Minimum Death Benefit or the Guaranteed Withdrawal Benefit Base is positive and as long as there is no loan on the Policy. The no lapse guarantee will not be effective if you take out a loan, but can be restored if the loan is repaid.

You will lessen the risk of lapse of your Policy if you keep the no lapse guarantee in effect. Before you take a cash withdrawal or a loan, you should consider carefully the effect it will have on the no lapse guarantee.

A Policy lapse may have adverse tax consequences.

If your Policy lapses, we may allow you to reinstate the Policy within five years after it has lapsed, subject to underwriting.

Risks of Using Proceeds from Another Life Insurance Policy or Annuity Contract to Purchase this Policy

You should be aware that using the cash value of your current life insurance policy to pay for this policy may qualify as a tax-free exchange under Section 1035 of the Tax Code. You should expect to pay any applicable surrender charges on your current life insurance policy, and these charges will reduce the cash available to pay for this Policy. However, use of proceeds from your annuity contract to acquire this Policy, whether pursuant to an exchange of the annuity for this Policy or by a withdrawal of cash value from the annuity, will be taxable and will not qualify as a tax-free Section 1035 exchange; you will be required to pay any surrender charges and to pay income taxes on any gains you have in the proceeds received from the annuity to acquire this Policy.

In addition, if you exchange your current life insurance policy to purchase the WRL Benefactor, and you later decide to cancel this Policy during the free-look period, there is no guarantee that the insurance company that issued your current life insurance policy will permit you to reinstate that Policy. You may be left without any life

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insurance coverage and you may be required to pay taxes on the proceeds. You should carefully determine that WRL Benefactor is appropriate for you before using the proceeds from another life insurance policy to purchase this Policy.

Tax Risks (Income Tax and MEC)

We expect that the Policy will generally qualify as a life insurance contract under federal tax law, and that the death benefit paid to the beneficiary will generally not be subject to federal income tax. However, the Policy has certain features such as the Guaranteed Withdrawal Benefit, whose effect on such tax qualification requirements is not completely addressed in existing legal interpretations or guidance from the Internal Revenue Service and there is, therefore, some risk that the Policy might not be deemed a life insurance contract under federal tax law. If the Policy is not so treated, annual increases in the Policy’s cash value will be subject to federal income tax each year. We will interpret and administer the Policy provisions to try to maintain such qualification of the Policy as a life insurance contract for federal tax purposes.

Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract (“MEC”) under federal tax laws. Even if the Policy is treated as a MEC under federal tax laws, the Policy still should be treated as a life insurance policy under those laws so that the death benefit generally should be excludible from the taxable income of the beneficiary. We anticipate that in most situations the Policy will be classified as a MEC because the premium paid will exceed the MEC seven pay limit. A MEC is a life insurance contract where premium paid at any time during the first seven Policy years, or during seven year periods following certain changes in Policy terms or benefits, exceeds premium limits calculated under the Internal Revenue Code (the “seven pay limit”). If a Policy is treated as a MEC, partial withdrawals, surrenders, assignments, pledges and loans will be taxable as ordinary income to the extent there are untaxed earnings in the Policy. In addition, a 10% penalty tax may be imposed on the taxable portion of cash withdrawals, surrenders, assignments, pledges and loans taken before you reach age 59  1⁄2. If a Policy is not treated as a MEC, partial surrenders and withdrawals will not be subject to tax to the extent of your basis in the Policy. Amounts withdrawn in excess of your basis in the Policy, while subject to tax as ordinary income, will not be subject to a 10% penalty tax. Also, if your Policy is not a MEC, loans, assignments and pledges are not taxable when made, although they may be taxable on the lapse or surrender of the Policy. You should consult a qualified tax advisor for assistance in all tax matters involving your Policy.

Loan Risks

A Policy loan, whether or not repaid, will affect cash value over time because we subtract the amount of the loan from the subaccounts and the fixed account and place that amount in the loan reserve account within the fixed account as collateral. We then credit a fixed interest rate of 2.0% to the loan collateral. As a result, the loan collateral does not participate in the investment results of the subaccounts and may not continue to receive the current interest rates credited to the unloaned portion of the fixed account. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the subaccounts and the interest rates credited to the fixed account, the effect could be favorable or unfavorable.

We also currently charge interest on Policy loans until age 100 at an annual rate of 6.00%, payable in arrears. This charge is guaranteed not to exceed 6.00%. After age 100, we currently charge interest at an annual rate of 2.00%, payable in arrears. This charge is guaranteed not to exceed 2.25%. Interest is added to the amount of the loan to be repaid.

The Policy may be purchased with the intention of accumulating cash value on a tax-free basis for some period (such as, until retirement) and then periodically borrowing from the Policy on a tax free basis without allowing the Policy to lapse. The aim of this strategy may be to continue borrowing from the Policy on a tax-free basis until its cash value is just enough to pay off the Policy loans that have been taken out. Anyone contemplating taking advantage of this strategy should be aware that it involves several risks. First, this strategy will fail to achieve its goal if the Policy is a MEC or becomes a MEC after the periodic borrowing begins because the loan will be taxable to the extent of gain then in the Policy. Second, this strategy has not been ruled on by the Internal Revenue Service or the courts and it may be subject to challenge by the IRS, since it is possible that loans under the Policy will be treated as taxable distributions. Third, any borrowing may severely reduce your Guaranteed Withdrawal Benefit.

A Policy loan could make it more likely that a Policy would lapse. The no lapse guarantee is not in effect while a loan is outstanding, but can be restored if the loan is repaid and certain other conditions are met. There is

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also a risk that if the loan, insurance charges and unfavorable investment experience reduce your net surrender value, and the no lapse guarantee is no longer in effect, then the Policy will lapse. Assuming the Policy is not a MEC and that Policy loans have not already been subject to tax as distributions, a significant tax liability could arise when the lapse occurs. Anyone considering using the Policy as a source of tax-free income by taking out Policy loans should not acquire a MEC and should consult a qualified tax advisor about the tax risks inherent in such a strategy before purchasing the Policy.

If the Policy is not a MEC and lapses or is surrendered while a loan is outstanding, you will realize taxable income equal to the lesser of the untaxed gain in the Policy or the sum of the excess of the loan balance (including accrued interest) and any cash received on surrender over your basis in the Policy. If the Policy is a MEC or becomes a MEC within two years of taking a loan, the amount of the loan will be taxed as if it were a withdrawal from the Policy.

If the Policy lapses or terminates due to volatility in the investment performance of the underlying portfolios or another reason, you may incur tax consequences at an unexpected time.

You should consult with your own qualified tax advisor to apply the law to your particular circumstances.

Portfolio Risks

A comprehensive discussion of the risks of each portfolio may be found in each portfolio’s prospectus. Please refer to the Transamerica Series Trust prospectuses for the portfolios for more information.

There is no assurance that any portfolio will achieve its stated investment objective.

Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Policy. If the amount of a charge depends on the personal characteristics of the insured or the owner, then the fee table lists the minimum and maximum charges we assess under the Policy, and the fees and charges of a representative insured with the characteristics set forth below. These charges may not be representative of the charges you will pay.

The first table describes the fees and expenses that you will pay when buying the Policy, paying premiums, or surrendering the Policy.

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Transaction Fees
Charge*	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Premium Expense Charge:	Upon payment of each premium	0% of premium payments in first year, 3% thereafter	0% of premium payments in first year, 3% thereafter
Surrender Charge[2]	Upon full surrender of the Policy during the first 6 Policy years or during the first 6 years from the date of any additional premium payment	8% of premium	8% of premium
Living Benefit Rider (an Accelerated Death Benefit)	When rider is exercised	One year’s interest at an interest rate that equals the greater of the current yield on 90-day Treasury bills, or the 6% Policy loan interest rate	One year’s interest at an interest rate that equals the greater of the current yield on 90-day Treasury bills, or the 6% Policy loan interest rate[3]
Transfer Fee	No Charge	$0	$0

* When we incur the expense of expedited delivery of your partial withdrawal or complete surrender payment, we currently assess the following additional charges: $20 for overnight delivery ($30 for Saturday delivery); and $25 for wire service. You can obtain further information about these charges by contacting our office.

1 The Company reserves the right at any time to change the current charge but never to exceed the guaranteed charge.

2 Under the 6-year schedule, the surrender charge declines to 0% over 6 years. A different surrender charge schedule will apply to initial premium payments for Policies purchased through certain replacement transactions. The surrender charge for such Policies declines from 6% of initial premium payment to 0% over 5 years. Each additional premium payment will have its own 5-year or 6-year surrender charge period, depending on the surrender charge schedule applicable to the initial premium for the Policy. The surrender charge may vary by state.

3 We do not assess an administrative charge for this rider; however, we do reduce the single-sum benefit by this discount factor to compensate us for lost income as a result of the early payment of the death benefit.

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The table below describes the fees and expense that you will pay periodically during the time that you own the Policy, not including portfolio fees and expenses.

Periodic Charges Other Than Portfolio Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Fixed Account Asset Based Charge	Monthly, on the Policy date and on each Monthiversary	4% annually of unloaned cash value of the fixed account	4% annually of unloaned cash value of the fixed account
Cost of Insurance[4] (without Extra Ratings)[5]	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 100

• Maximum Charge[6]		$83.33 per $1,000 of net amount at risk per month[7]	$0 per $1,000 of net amount at risk per month[7]

• Minimum Charge		$0.09 per $1,000 of net amount at risk per month[7,8]	$0 per $1,000 of net amount at risk per month[7]

• Initial Charge for male insured, issue age 65, in the simplified issue non-tobacco use class		$3.71 per $1,000 of net amount at risk per month[7]	$0 per $1,000 of net amount at risk per month[7]
Mortality and Expense Risk Charge	Daily	Annual rate of 3.20% for all Policy years of average daily net assets of each subaccount in which you are invested	Annual rate of 3.20% for all Policy years of average daily net assets of each subaccount in which you are invested

4 Cost of insurance charges are based on the insured’s issue age, gender, underwriting class, Policy duration, Policy year, and the net amount at risk. Cost of insurance rates generally will increase each year with the age of the insured. We currently do not assess a cost of insurance charge, but may do so in the future. The cost of insurance rates shown in the table may not be representative of the charges you will pay. Your Policy’s schedule page will indicate the guaranteed cost of insurance charges applicable to your Policy. You can obtain more detailed information concerning your cost of insurance charges by contacting your registered representative.

5 We may place an insured in a sub-standard underwriting class with extra ratings that reflect higher mortality risks and that result in a lower Basic Death Benefit. If the insured possesses additional mortality risks, we may add a surcharge to the cost of insurance rates of up to $83.33 monthly per $1,000 of net amount at risk

6 This maximum charge is based on an insured with the following characteristics: male, age 70 at issue, simplified issue non-tobacco class and in the 30th Policy year. This maximum charge may also apply to insureds with other characteristics.

7 The net amount at risk equals the death benefit on a Monthiversary, minus the cash value on such Monthiversary.

8 This minimum charge is based on an insured with the following characteristics: female, age 25 at issue, full underwritten non-tobacco class, and in the first Policy year. This minimum charge may also apply to insureds with other characteristics.

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Periodic Charges Other Than Portfolio Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge[1]
Monthly Policy Charge	Monthly, on the Policy date and on each Monthiversary until the insured reaches age 100	$15.00 per month	$0.00 per month
Loan Interest Spread[9]	On Policy anniversary or earlier, as applicable[10]	4.00% (effective annual rate)	4.00% (effective annual rate)

For information concerning compensation paid for the sale of the Policy, see “Sale of the Policies.”

Range of Expenses for the Portfolios1

The next table shows the lowest and highest total operating expenses charged by the portfolios during the fiscal year ended December 31, 2007. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

	Lowest	Highest
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, and other expenses)	0.40%	0.89%

1 The portfolio expenses used to prepare this table were provided to Western Reserve by the funds. Western Reserve has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2007. Current or future expenses may be greater or less than those shown.

Western Reserve, the Separate Account, the Fixed Account and the Portfolios

Western Reserve

Western Reserve Life Assurance Co. of Ohio, located at 570 Carillon Parkway, St. Petersburg, Florida 33716, is the insurance company issuing the Policy. We are obligated to pay all benefits under the Policy.

The Separate Account

The separate account is a separate account of Western Reserve, established under Ohio law. We own the assets in the separate account, and we may use assets in the separate account to support other variable life insurance policies we issue. The separate account is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”).

The separate account is divided into subaccounts, each of which invests in shares of a specific portfolio of the Transamerica Series Trust. These subaccounts buy and sell portfolio shares at net asset value without any sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

9 The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (currently, an effective annual rate of 6.00%, guaranteed not to exceed 6.00%) and the amount of interest we credit to your loan account (an effective annual rate of 2.0% guaranteed). On and after attained age 100, we will charge preferred loan interest rates that are lower. After attained age 100, all loans will be considered preferred loans. The maximum loan interest spread on preferred loans is 0.25%, and the current spread is 0.0%.

10 While a Policy is outstanding, loan interest is payable in arrears on each Policy anniversary, or, if earlier, on the date of loan repayment, Policy lapse, surrender, Policy termination, or the insured’s death.

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Income, gains, and losses credited to, or charged against, a subaccount of the separate account reflect the subaccount’s own investment experience and not the investment experience of our other assets. The separate account’s assets may not be used to pay any of our liabilities other than those arising from the Policies and other variable life insurance policies we issue. If the separate account’s assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

Changes to the Separate Account. As permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the separate account, including, among others, the right to:

•	Remove, combine, or add subaccounts and make the combined or new subaccounts available for allocation of net premiums;
•	Combine the separate account or any subaccount(s) with one or more different separate account(s) or subaccount(s);
•	Close certain subaccounts to allocations of new net premiums by current or new policyowners;
•	Transfer assets of the separate account or any subaccount, which we determine to be associated with the class of policies to which the Policy belongs, to another separate account or subaccount;
•	Operate the separate account as a management investment company under the 1940 Act, or as any other form permitted by law;
•	Establish additional separate accounts or subaccounts to invest in new portfolios of the Transamerica Series Trust or other funds;
•	Manage the separate account at the direction of a committee;
•	Endorse the Policy, as permitted by law, to reflect changes to the separate account and subaccounts as may be required by applicable law;
•	Change the investment objective of a subaccount;
•	Substitute, add, or delete fund portfolios in which subaccounts currently invest net premiums, to include portfolios of newly designated funds;
•	Fund additional classes of variable life insurance policies through the separate account; and
•	Restrict or eliminate any voting privileges of owners or other persons who have voting privileges in connection with the operation of the separate account.

Some, but not all, of these future changes may be the result of changes in applicable laws or interpretation of the laws.

We have classified the following portfolios of the Transamerica Series Trust as Designated Subaccounts: Transamerica Convertible Securities; Transamerica Equity; Transamerica Growth Opportunities; Transamerica Small/Mid Cap Value; and Transamerica Value Balanced. Investment into the Designated Subaccounts will be limited so that these funds do not account for more than 35% of the cash value, where cash value includes both subaccount and fixed account value.

The portfolios, which sell their shares to the subaccounts, may discontinue offering their shares to the subaccounts.

We will not make any such changes to the separate account without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes. We reserve the right to make other structural and operational changes affecting the separate account.

The Fixed Account

The fixed account is part of Western Reserve’s general account. We use general account assets to support our insurance and annuity obligations other than other than those funded by separate accounts. Subject to applicable law, Western Reserve has sole discretion over the investment of the fixed account’s assets. Western Reserve bears the full investment risk for all amounts contributed to the fixed account. Western Reserve guarantees that the amounts allocated to the fixed account will be credited interest daily at an annual net effective interest rate of at least 2.0%. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion. We have no formula for determining fixed account interest rates in excess of the guaranteed rate nor any duration for such rates.

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Money you place in the fixed account will begin earning interest compounded daily at the current interest rate in effect at the time of your allocation. Unless otherwise required by state law, we may restrict your allocations and transfers to the fixed account if the fixed account value, excluding the loan reserve, following the allocation or transfer would exceed $250,000. We may declare current interest rates from time to time. We may declare more than one interest rate for different money based upon the date of allocation or transfer to the fixed account. When we declare a current interest rate higher than the guaranteed rate on amounts allocated to the fixed account, we guarantee the higher rate on those amounts for at least one year (the “guarantee period”) unless those amounts are transferred to the loan reserve. At the end of the guarantee period we may declare a new current interest rate on those amounts and any accrued interest thereon. We will guarantee this new current interest rate for another guarantee period. We credit interest greater than 2.0% during any guarantee period at our sole discretion. You bear the risk that interest we credit will not exceed 2.0%.

We deduct amounts from the fixed account for cash withdrawals, transfers to the subaccounts, or the monthly deductions charges on a first in, first out basis (“FIFO”) for the purpose of crediting interest.

The fixed account has not been registered with the Securities and Exchange Commission and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the fixed account.

The Portfolios

The separate account invests in shares of the portfolios of the Transamerica Series Trust. Each portfolio is an investment division of the Transamerica Series Trust, which is an open-end management investment company registered with the SEC. Such registration does not involve supervision of the management or investment practices or policies of the portfolios by the SEC.

Each portfolio’s assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or loss of one portfolio has no effect on the investment performance of any other portfolio. Pending any required approval by a state insurance regulatory authority, certain subaccounts and corresponding portfolios may not be available to residents of some states.

Each portfolio’s investment objective(s) and policies are summarized below. There is no assurance that any of the portfolios will achieve its stated objective(s). Certain portfolios may have investment objectives and policies similar to other portfolios that are managed by the same investment adviser or sub-adviser. The investment results of the portfolios, however, may be higher or lower than those of such other portfolios. We do not guarantee or make any representation that the investment results of the portfolios will be comparable to any other portfolio, even those with the same investment adviser or manager.

You can find more detailed information about the portfolios, including a description of risks, in the Transamerica Series Trust prospectuses. You may obtain a free copy of the Transamerica Series Trust prospectuses by contacting us at 1-800-851-9777 or visiting our website at www.westernreserve.com. You should read the Transamerica Series Trust prospectuses carefully.

Portfolio	Sub-Adviser or Adviser and Investment Objective

Transamerica Balanced VP (formerly, Transamerica Balanced)

Transamerica Investment Management, LLC

Seeks to achieve long-term capital growth and current income with a secondary objective of capital preservation, by balancing investments among stocks, bonds, and cash or cash equivalents.

Transamerica Convertible Securities VP* (formerly, Transamerica Convertible Securities)	Transamerica Investment Management, LLC Seeks maximum total return through a combination of current income and capital appreciation.

Transamerica Equity VP* (formerly, Transamerica Equity)	Transamerica Investment Management, LLC Seeks to maximize long-term growth.

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Transamerica Money Market VP (formerly, Transamerica Money Market	Transamerica Investment Management, LLC Seeks to obtain maximum current income consistent with preservation of principal and maintenance of liquidity.

Transamerica Small/Mid Cap Value VP* (formerly, Transamerica Small/Mid Cap Value)	Transamerica Investment Management, LLC Seeks to maximize total return.

Transamerica U.S. Government Securities VP (formerly, Transamerica U.S. Government Securities)

Transamerica Investment Management, LLC

Seeks to provide as high a level of total return as is consistent with prudent investment strategies by investing under normal conditions at least 80% of its net assets in U.S. Government debt obligations and mortgage-backed securities issued or guaranteed by the U.S. government, its agencies or government-sponsored entities.

Transamerica Value Balanced VP* (formerly, Transamerica Value Balanced)	Transamerica Investment Management, LLC Seeks preservation of capital and competitive investment returns.

* These portfolios are currently classified as Designated Subaccounts. Investment into these Designated Subaccounts may be limited so that these Designated Subaccounts do not account for more than 35% of the cash value, where cash value includes both subaccount and fixed account value.

Transamerica Asset Management, Inc. (formerly, Transamerica Fund Advisors, Inc.) (“Transamerica Asset”), located at 570 Carillon Parkway, St. Petersburg, Florida 33716, is directly owned by Western Reserve (77%) and AUSA Holding Company (23%), serves as investment adviser to the Transamerica Series Trust and manages the Transamerica Series Trust in accordance with policies and guidelines established by the Transamerica Series Trust’s Board of Trustees. For certain portfolios, Transamerica Asset has engaged investment sub-advisers to provide portfolio management services. Transamerica Asset and each investment sub-adviser are registered investment advisers under the Investment Advisers Act of 1940, as amended. See the Transamerica Series Trust prospectuses for more information regarding Transamerica Advisors and the investment sub-advisers.

All ocation Limitations

We have classified certain portfolios of the Transamerica Series Trust as Designated Subaccounts, and you can allocate only a certain percentage of cash value to those Designated Subaccounts. The percentage is 35%. If the percentage of your total cash value that is in Designated Subaccounts exceeds 35%, we will rebalance it to 35% when you add premium, take a loan, repay a loan, make a withdrawal, or make a transfer. The excess over the Designated Subaccount Percentage of 35% will be simultaneously and automatically allocated pro ratably from the Designated Subaccounts to the Transamerica Money Market subaccount.

Selection of Underlying Portfolios

The underlying portfolios offered through this product are selected by Western Reserve, and Western Reserve may consider various factors, including, but not limited to, asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying portfolio or its service providers (e.g., the investment adviser or sub-advisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the portfolio can provide marketing and distribution support for sales of the Policies. (For additional information on these arrangements, see “Revenue We Receive.”) We review the portfolios periodically and may remove a portfolio or limit its availability to new premiums and/or transfers of cash value if we determine that a portfolio no longer satisfies one or more of the selection criteria, and/or if the portfolio has not attracted significant allocations from policyowners. We have included the Transamerica Series Trust portfolios at least in part because they are managed by Transamerica Asset, our directly owned subsidiary.

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You are responsible for choosing the portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Since investment risk is borne by you, decisions regarding investment allocations should be carefully considered.

In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the portfolios that is available to you, including each fund’s prospectus, statement of additional information and annual and semi/annual reports. Other sources such as newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a fund or portfolio. After you select portfolios for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in the cash value of your Policy resulting from the performance of the portfolios you have chosen.

We do not recommend or endorse any particular portfolio and we do not provide investment advice.

Addition, Deletion, or Substitution of Portfolios

We do not guarantee that each portfolio will always be available for investment through the Policy. We reserve the right, subject to compliance with applicable law, to add new portfolios or portfolio classes, close existing portfolios or portfolio classes, or substitute portfolio shares that are held by any subaccount for shares of a different portfolio. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not add, delete or substitute any shares attributable to your interest in a subaccount without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law.

Your Right to Vote Portfolio Shares

Even though we are the legal owner of the portfolio shares held in the subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as policyowners instruct, as long as such action is required by law.

Before a vote of a portfolio’s shareholders occurs, you will receive voting materials from us. We will ask you to instruct us on how to vote and to return your voting instructions to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that corresponds to the amount of cash value you have in that portfolio (as of a date set by the portfolio).

If we do not receive voting instructions on time from some policyowners, we will vote those shares in the same proportion as the timely voting instructions we receive. Therefore, because of proportional voting, a small number of policyowners may control the outcome of a vote. Should federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to policyowners advising you of the action and the reasons we took such action.

Charges and Deductions

This section describes the charges and deductions that we make under the Policy in consideration for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume. The fees and charges deducted under the Policy may result in a profit to us.

Services and benefits we provide under the Policy:	• the death benefit, cash and loan benefits;
• investment options, including premium allocations;
• administration of elective options; and
• the distribution of reports to owners.

Costs and expenses we incur:	• costs associated with processing and underwriting applications;

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• expenses of issuing and administering the Policy (including any Policy riders);
• overhead and other expenses for providing services and benefits and sales and marketing expenses, including compensation paid in connection with the sale of the Policies; and
• other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying federal, state and local premium and other taxes and fees.

Risks we assume:	• that the charges we may deduct may be insufficient to meet our actual claims because insureds die sooner than we estimate; and
• that the costs of providing the services and benefits under the Policies may exceed the charges we are allowed to deduct.

Some or all the charges we deduct are used to pay aggregate Policy costs and expenses we incur in providing the services and benefits under the Policy and assuming the risks associated with the Policy.

Premium Expense Charge

Before we allocate the net premium payments you make, we will deduct the Premium Expense Charge.

The premium expense charge is equal to:	• 0% of all premium payments in the first year and 3.0% of all premiums you pay thereafter.

•       Some or all of the premium expense charges we deduct are used to pay the aggregate Policy costs and expenses we incur, including distribution costs and/or state premium taxes. Although state premium tax rates imposed on us vary from state to state, the premium expense charge we deduct will not vary with the state of residence of the policyowner except for residents of Puerto Rico.

Monthly Deductions

We take monthly deductions from the cash value on the Policy date and on each Monthiversary. If you elect to choose the subaccounts from which we will deduct the monthly deductions (that is, make self-directed monthly deductions), we will withdraw from each selected account an amount equal to the monthly deductions multiplied by the selected percentage you elect to have deducted from that account. If you do not elect self-directed monthly deductions, or if any of the selected accounts would be reduced to zero by the deductions, then we will deduct this charge on a pro rata basis from all accounts (i.e., in the same proportion that the value in each subaccount and the fixed account bears to the total cash value on the Monthiversary). You may change the election of self-directed monthly deductions by providing us with a request for such a change in a form satisfactory to us. The change in self-directed monthly deductions will be effective on the date we record the request for change. The fixed account asset based charge is deducted from the fixed account only, and we will continue to deduct this charge if the Policy is still in force on and following the primary insured’s 100th birthday.

Because portions of the monthly deductions (such as cost of insurance and fixed account asset based charge) can vary monthly, the monthly deductions will also vary.

The monthly deductions are equal to:	• the monthly Policy charge (if any) for the Policy; plus
• the monthly cost of insurance charge (if any) for the Policy; plus
• the portion of the monthly deductions for benefits provided by riders attached to the Policy (if any) plus
• the fixed account asset based charge for the Policy.

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Monthly Policy Charge:

• We currently do not charge this fee. We may increase this charge.
• We guarantee this charge will never be more than $15.00 per month.
• This charge is used to cover aggregate Policy expenses.

Cost of Insurance Charge:

• We currently do not deduct this charge each month. If we assess this charge in the future, it will vary each month and will be determined as follows:

1. reduce the death benefit on the Monthiversary by the cash value on the Monthiversary;
2. multiply the net amount at risk provided under 1. (above) by the appropriate monthly cost of insurance rate.

Optional Insurance Rider:

• The monthly deductions will include charges for any optional insurance benefits you add to your Policy by rider. There are currently no optional riders available under the Policy.

Fixed Account Asset Based Charge:

•    We deduct, in all Policy years, a monthly charge on each Monthiversary equal to an annual rate of 4.0% of the unloaned cash value of the fixed account. This charge is withdrawn from the cash value of the fixed account.

•    The rate of this charge (4%) exceeds the minimum guaranteed effective annual interest rate credited to the cash value in the fixed account (2%). Therefore, assessment of this charge will decrease your cash value in the fixed account if only the minimum guaranteed effective annual interest rate is credited to the unloaned portion of your cash value in the fixed account.

All monthly deductions, except for the fixed account asset based charge, are guaranteed to be reduced to zero on and after attained age 100.

While we do not currently assess a cost of insurance charge, we may assess a monthly cost of insurance charge in the future. To determine the monthly cost of insurance rates we refer to a schedule of current cost of insurance rates using the insured’s issue age on the Policy date, gender, underwriting class, and the length of time from the Policy date. The factors that affect the net amount at risk include the investment performance of the portfolios in which you invest, payment of premiums, the fees and charges deducted under the Policy, as well as any Policy transactions (such as loans, partial withdrawals, transfers, and additional premium payments). The actual monthly cost of insurance rates are primarily based on our expectations as to future mortality experience and

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expenses. Monthly cost of insurance rates may be changed by us from time to time. The actual rates we charge will never be greater than the Table of Guaranteed Maximum Life Insurance Rates stated in your Policy. These guaranteed rates are based on the Commissioners 1980 Standard Ordinary Tobacco and Non-Tobacco Mortality Tables, (“1980 C.S.O. Tables”) and the insured’s attained age, gender, and rate class. For non sub-standard rate classes, these guaranteed rates will never be greater than the rates in the relevant 1980 C.S.O. Tables.

The underwriting class of the insured will affect the cost of insurance rates. We use a standard method of underwriting in determining underwriting classes, which are based on the risk factors of the insured. We may also place insureds for fully underwritten policies into sub-standard classes with extra ratings, which reflect higher mortality risks and will result in higher cost of insurance rates.

We generally expect to issue Policies on a simplified issue basis; we will only issue with full underwriting Policies with initial premium above certain limits and Policies for primary insureds above a certain issue age. Basic death benefits, per dollar of cash value, for a Policy issued on a simplified issue basis will be lower than the Basic Death Benefit, per dollar of cash value, for a similar Policy issued on a standard basis with full underwriting. Cost of insurance rates, if any, charged for any Policies issued on a simplified or expedited basis may cause healthy individuals to pay higher cost of insurance rates than they would pay under a substantially similar policy that we offer using different underwriting criteria. The guaranteed cost of insurance for simplified issues is based on 200% of the 1980 C.S.O. Tables.

Recovery of Monthly Deductions

If the net surrender value on any Monthiversary is not sufficient to cover the monthly deductions due on such day, the cash value of the Policy may be negative. This may occur while the Policy is being supported by the no lapse guarantee or during the grace period. We will accrue any such negative values without any accumulation of interest and require repayment by the owner out of future premiums. If the primary insured dies before the owner pays the amount due, we will subtract the amount required to provide insurance to the date the primary insured died from any death benefit proceeds.

Mortality and Expense Risk Charge

We deduct a daily charge from your Policy’s cash value in each subaccount that, together with other fees and charges, compensates us for services rendered, the expenses expected to be incurred and the risks assumed. This charge is equal to:

•	your Policy’s cash value in each subaccount; multiplied by
•	the daily pro rata portion of the annual mortality and expense risk charge rate of up to 3.20%.

The annual rate for the mortality and expense risk charge is equal to 3.20% of the average daily net assets of each subaccount. If this charge, combined with other Policy fees and charges, does not cover our total actual costs for services rendered and expenses incurred, we absorb the loss. Conversely, if these fees and charges more than cover actual costs, the excess is added to our surplus. We expect to profit from these charges.

Surrender Charge

If you surrender your Policy completely during the first 5 or 6 years (or during the 5-or 6-year period following an additional premium payment), we deduct a surrender charge from your cash value and pay the remaining cash value (less any outstanding loan amount) to you.

The surrender charge is a percentage of the initial premium paid for your Policy and of each additional premium payment. The surrender charge that will apply on a full surrender of the Policy is the total of the surrender charge calculated for the initial premium and the surrender charges calculated for each additional premium payment.

If all of your initial premium is from a 1035 Exchange of a life insurance policy with remaining surrender charges greater than or equal to 3% or from an exchange of an annuity with remaining surrender charges greater than or equal to 3% (each a “replacement transaction”), your Policy will be issued with a 5-year surrender charge schedule. Each additional premium payment will have its own 5-year surrender charge schedule from the date of the additional premium payment. If any portion of the initial premium is not from such a replacement transaction, then your Policy will be issued with a 6-year surrender charge schedule, and each additional premium payment will have its own 6-year surrender charge schedule from the date of the additional premium payment.

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There is no surrender charge if you wait until the end of the 5th or 6th Policy anniversary to surrender your Policy, and you have not paid any additional premium payments within the past 5 or 6 Policy years. The payment you receive is called the net surrender value. The formula we use is in compliance with state laws.

The surrender charge may be significant. You should evaluate this charge carefully before you consider a surrender. Under some circumstances the level of surrender charges might result in no net surrender value available if you surrender your Policy in the early Policy years. This will depend on a number of factors, but is more likely if:

•	you take withdrawals or loans that cause the no lapse guarantee to fall out of effect; and/or
•	investment performance is low.

In addition, surrender charges that apply for 5 or 6 years after any additional premium payment will likely significantly reduce your net surrender value.

The surrender charge for each premium payment is calculated as:	• the initial premium payment and each additional premium payment; multiplied by
• the surrender charge percentage.

The surrender charge percentage is calculated separately for the initial premium payment and for each additional premium payment. The surrender charge percentage varies by the number of years since the Policy date or date of additional premium payment. In no event are the surrender charge percentages any greater than those shown on the table below. We always determine the surrender charge percentage from the Policy date or date of additional premium payment to the surrender date, regardless of whether there were any prior lapses and reinstatements.

Surrender Charge Percentages* (by duration from date of premium payment)

	At Issue	1	2	3	4	5	6+

6-Year Surrender Charge	8.0%	7.0%	5.0%	4.0%	3.0%	2.0%	0.0%

5-Year Surrender Charge	6.0%	5.0%	3.0%	2.0%	1.0%	0.0%	0.0%

* The surrender charge percentage on any date other than a Policy anniversary or anniversary of an additional premium payment will be determined proportionately using the percentage at the end of the year prior to surrender and the percentage at the end of the year of surrender.

The surrender charge	=	(a x b) where: (a) is the surrender charge percentage (varies by duration from premium payment in order to comply with state non-forfeiture law), and (b) is the initial premium or additional premium.

The surrender charge helps us recover distribution expenses that we incur in connection with the Policy, including registered representative sales commissions and printing and advertising costs, as well as aggregate Policy expenses.

Loa n Interest Spread

We currently charge you an effective annual interest rate on a Policy loan of 6.00% (6.00% maximum guaranteed) on each Policy anniversary. We will also credit the amount in the loan reserve with an effective annual interest rate of 2.0%. After offsetting the 2.0% interest we credit, the net cost of loans currently is 4.00% annually (4.00% maximum guaranteed). After attained age 100, all loans, new and existing, are considered preferred loans and we will apply the preferred loan rates charged at that time. The current preferred loan effective annual interest rate charged is 2.00% and is guaranteed not to exceed 2.25%. After offsetting the 2% interest we credit, the net cost of preferred loans currently is 0% annually (0.25% maximum guaranteed).

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Taxes

We currently do not make any deductions for taxes from the separate account. We may do so in the future to the extent that such taxes are imposed by federal or state agencies.

Rider Charge

•	Living Benefit Rider. We do not assess an administrative charge for this rider; however, we do reduce the single sum benefit by a discount factor to compensate us for expected lost income as a result of early payment of the death benefit. At the time that the single sum benefit is elected, we deduct one year’s interest at an interest rate that equals the greater of the current yield on 90-day Treasury bills or the 6% Policy loan interest rate.

Portfolio Expenses

The portfolios deduct management fees and expenses from the amounts you have invested in the portfolios. These fees and expenses reduce the value of your portfolio shares. Some portfolios may also deduct 12b-1 fees from portfolio assets.

Revenue We Receive

We (and our affiliates) may directly or indirectly receive payments from the portfolios, their advisers, sub-advisers, distributors or affiliates thereof, in consideration of certain administrative, marketing and other services we (and our affiliates) provide and expenses we incur. We (and/or our affiliates) generally receive three types of payments:

•	Rule 12b-1 Fees. Our affiliate, Transamerica Capital, Inc. (“TCI”), serves as the principal underwriter for the Policies. TCI receives some or all of the 12b-1 fees from the funds. Any 12b-1 fees received by TCI that are attributable to our variable insurance products are then credited to us. These fees range from 0.00% to 0.25% of the average daily assets of the certain portfolios attributable to the Policies and to certain other variable insurance products that we and our affiliates issue.

•	Administrative, Marketing and Support Service Fees (“Service Fees”). The investment adviser, sub-adviser, administrators, and/or distributors (or affiliates thereof) of the portfolios may make payments to us and/or our affiliates, including TCI. These payments may be derived, in whole or in part, from the profits the investment adviser receives from the advisory fee deducted from portfolio assets. Policyowners through their indirect investment in the portfolios, bear the costs of these advisory fees (see the prospectuses for the funds for more information). The amount of this compensation is based on a percentage of the assets of the particular portfolios attributable to the Policy and to certain other variable insurance products that our affiliates and we issue. These percentages differ and may be significant. Some advisers or sub-advisers (or other affiliates) pay us more than others.

The chart below provides the maximum combined percentages of 12b-1 fees and Service Fees that we anticipate will be paid to us on an annual basis:

Incoming Payments to Western Reserve and TCI
Fund	Maximum Fee % of assets*
Transamerica Series Trust **	--

*Payments are based on a percentage of the average assets of each fund portfolio owned by the subaccounts available under this Policy and under certain other variable insurance products offered by our affiliates and us. We may continue to receive 12b-1 fees and administrative fees on subaccounts that are closed to new investments, depending on the terms of the agreements supporting those payments and on the services we provide.

** Because the Transamerica Series Trust is managed by an affiliate, there are additional benefits to us and our affiliates for amounts you allocate to the Transamerica Series Trust portfolios, in terms of our and our affiliates’ overall profitability. During 2007 we received $42.5 million from Transamerica Asset.

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•	Other payments. We and our affiliates, including TCI, InterSecurities, Inc. (“ISI”), and World Group Securities (“WGS”), also directly or indirectly receive additional amounts or different percentages of assets under management from certain advisers and sub-advisers to the portfolios (or their affiliates) with regard to variable insurance products or mutual funds that are issued or managed by us and our affiliates. These payments may be profits derived, in whole or in part, from the profits the investment adviser or sub-adviser receives from the advisory fees deducted from portfolio assets. Policyowners, through their indirect investment in the portfolios bear the costs of these advisory fees (see the prospectuses for the funds for more information). Certain advisers and sub-advisers of the underlying portfolios (or their affiliates) (1) may pay TCI amounts up to $75,000 per year to participate in a “preferred sponsor” program that provides such advisers and sub-advisers with access to TCI’s wholesalers at TCI’s national and regional sales conferences that are attended by TCI’s wholesalers; (2) may provide our affiliates and/or selling firms with wholesaling services to assist us in the distribution of the Policy; and (3) may provide us and/or certain affiliates and/or selling firms with occasional gifts, meals, tickets or other compensation as an incentive to market the portfolios and to cooperate with their promotional efforts. The amounts may be significant and provide the adviser or sub-adviser (or other affiliates) with increased access to us and to our affiliates involved in the distribution of the Policy.

For the calendar year ended December 31, 2007, TCI (and its predecessor, AFSG Securities Corporation (“AFSG”), received revenue sharing payments ranging from $2,500 to $49,350 (for a total of $381,768) from the following fund managers and/or sub-advisers to participate in TCI’s events: T. Rowe Price Associates, Inc.; American Century Investment Management; MFS Investment Management; Transamerica Investment Management, LLC; Pacific Investment Management Company LLC; Jennison Associates; Lehman Brothers/Neuberger Berman; Legg Mason; Alliance Bernstein; Federated Funds; Fidelity Funds; ING Clarion; Merrill Lynch; AMVESCAP; BlackRock; Columbia Management LLC; JPMorgan Investment Management, Inc.; Oppenheimer Funds; and SunTrust.

Please note some of the aforementioned managers and/or sub-advisers may not be associated with underlying fund portfolios currently available in this product.

Proceeds from certain of these payments by the funds, the advisers, the sub-advisers and/or their affiliates may be profits to us and may be used for any corporate purpose, including payment of expenses (i) that we and our affiliates incur in promoting, issuing, marketing and administering the Policies; and (ii) that we incur, in our role as intermediary, in promoting, marketing and administering the fund portfolios.

For further details about the compensation payments we make in connection with the sale of the Policies, see “Sale of the Policies” in this prospectus.

The Policy

Depending on the state of issue, your Policy may be an individual Policy or a certificate issued under a group Policy. The Policy is subject to the insurance laws and regulations of each state or jurisdiction in which it is available for distribution. There may be differences between the Policy issued and the general Policy description contained in this prospectus because of requirements of the state where your Policy is issued. Some of the state specific differences are included in the prospectus, but this prospectus does not include references to all state specific differences. All state specific Policy features will be described in your Policy.

Ownership Rights

The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner’s estate. The principal rights an owner may exercise are:

•	to designate or change beneficiaries before the death of the insured;
•	to receive amounts payable before the death of the insured;
•	to assign the Policy (if you assign the Policy, your rights and the rights of anyone who is to receive payment under the Policy are subject to the terms of that assignment); and
•	to change the owner of the Policy.

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No designation or change in designation of an owner will take effect unless we receive written request thereof. When received, the request will take effect as of the date we receive it, subject to payment or other action taken by us before it was received.

Modifying the Policy

Any modifications or waiver of any rights or requirements under the Policy must be in writing and signed by our president or secretary. No registered representative may bind us by making any promise not contained in the Policy.

Upon notice to you, we may amend the Policy:

•	to make the Policy or the separate account comply with any law or regulation issued by a governmental agency to which we are subject; or
•	to assure qualification of the Policy as a life insurance contract under the Internal Revenue Code or to meet applicable requirements of federal or state laws relating to variable life policies; or
•	to reflect a change in the operation of the separate account; or
•	to provide additional subaccounts and/or fixed account options.

We may also decide to purchase for the separate account securities from other portfolios. We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Policy belongs.

Purchasing a Policy

To purchase a Policy, you must submit a completed application and an initial premium to us through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with AFSG, the principal underwriter for the Policy, and us. A minimum initial premium of $25,000 is required.

There may be delays in our receipt and processing of applications and premium payments that are outside of our control – for example, because of the failure of a selling broker-dealer or registered representative to promptly forward the application to us at our mailing address, or because of delays in determining whether the Policy is suitable for you. Any such delays will affect when your Policy can be issued.

We will generally only issue a Policy to you if you provide sufficient evidence that the insured meets our insurability standards. Your application is subject to our underwriting rules, and we may reject any application for any reason permitted by law. We will not issue a Policy to you if the insured is under the age of 25 or over the age of 85; the maximum issue age for a Policy issued on a simplified underwriting basis is 70. The insured must be insurable and acceptable to us under our underwriting rules on the later of:

•	the date of your application; or
•	the date the insured completes all of the medical tests and examinations that we require.

Tax-Free “Section 1035” Exchanges

You can generally exchange one life insurance policy for another covering the same insured in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both life insurance policies carefully. Remember that if you exchange another life insurance policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy, other charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, or if your current policy is subject to a policy loan, you may also have to pay federal income tax on the exchange. You should not exchange another life insurance policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person selling you the Policy (that person will generally earn a commission if you buy the Policy through an exchange or otherwise). You should consult with a qualified tax advisor before making an exchange.

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When Insurance Coverage Takes Effect

Insurance coverage under your Policy will take effect only if all of the following conditions have been met: (1) the Company has received your full initial premium and issued your Policy; (2) during the lifetime of every proposed insured, the proposed owner must have personally received and accepted the Policy which was applied for and all answers on the application must be true and correct on the date such Policy is received and accepted; and (3) on the date of the later of either (1) or (2) above, all of the statements and answers given in the application must be true and complete, and there must have been no change in the insurability of any proposed insured.

Backdating a Policy

If you request, we may backdate a Policy by assigning a Policy date earlier than the date the Policy is issued. However, in no event will we backdate a Policy earlier than the earliest date allowed by state law or by our underwriting rules. Your request must be in writing and, if we approve the request, will amend your application. Your premiums, however, will be credited on the date the Policy is issued, not the backdated Policy date.

Cost of insurance charges, if there are any, are based in part on the age of the insured on the Policy date or on the date of a requested increase in specified amount. Generally, cost of insurance charges are lower at a younger age. We will deduct the monthly deductions, including any cost of insurance charges, for the period that the Policy is backdated. This means that while the monthly deductions in the future may be lower than what would have been charged had we not backdated the Policy, you may be paying for insurance during a period when the Policy was not in force.

Policy Changes After Age 100

If the Policy is still in force on the Policy anniversary on or following the insured’s 100th birthday, the Policy will continue, with the following changes, unless state law otherwise requires:

•	We will no longer accept any further premium payments;
•	We will no longer deduct the monthly deductions (other than the monthly fixed account asset based charge, if any);
•	We will continue to deduct the mortality and expense risk charge;
•	Interest will continue to accrue on any Policy loans, as before, and all loans, new and existing, are considered preferred loans;
•	We will continue to accept Policy loan repayments and loan interest payments; and
•	We will continue to permit Policy loans and withdrawals to be made.

Policy Features

Premiums

Premium Payments

We will consider any payments you make to be premium payments, unless you clearly mark them as loan repayments. We will deduct certain charges from your premium payments. If you do not purchase your Policy through a tax-free exchange under Section 1035 of the Code, we will accept premium payments by check or wire transfer.

If you wish to make payments by wire transfer, you should contact our administrative office at 1-800-851-9777 for instructions on wiring federal funds to us.

We will accept part or all of your initial premium in an exchange of one or more life insurance contracts that you own. Some of these exchanges may qualify for tax-free exchanges under Section 1035 of the Internal Revenue Code (“1035 Exchange”); some may not qualify for a 1035 Exchange. If you plan to exchange another life insurance contract for this Policy, you should consult a competent tax advisor regarding the qualification of the exchange as a tax-free exchange under Section 1035 and to learn of any negative tax consequences for you of such a transaction.

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Initial Premium

We will treat as “initial premium” all premium payments we receive during the period between contingent underwriting approval and the date the Policy is issued. We call this the “underwriting period.” The period will last no longer than 66 days.

You will receive insurance coverage under this Policy only after we have completed any required underwriting, received the initial premium specified on the Policy application in good order, and issued your Policy. We will issue the Policy as soon as the underwriting and premium requirements are met. Any premium payments we receive before we issue your Policy will be held in a non-interest bearing suspense account. On the date your Policy is issued as applied for (the “Policy date”), the entire amount in the non-interest bearing suspense account will be allocated as follows: (i) to the subaccounts and/or the fixed account as you specified in your application, if your state does not require a full refund of initial premium; or (ii) to the reallocation account (see below), if your state requires us to return your initial premium in the event you exercise your free-look right.

We apply the following guidelines when issuing a Policy:

•	If the total premium we have received at the end of the underwriting period is less than $25,000, your application will be rejected and all payments we have received will be returned to you. We will reject your application as not in good order.
•	If you submitted a simplified underwriting application and the total premium we have received at the end of the 66-day underwriting period is $25,000 or more, but less than the amount of initial premium you specified on the Policy application, then we will return to you all payments we have received unless we receive other instructions from you in writing. You may instruct us to issue the Policy at a death benefit that reflects the amount received.
•	If you originally submitted a full underwriting application and the total premium we receive is too little for a fully underwritten Policy, then your application will be rejected and all payments we have received will be returned to you. If the total premium we receive is enough for full underwriting but less than the amount of initial premium you specified on the Policy application, then we will return to you all payments we have received unless we receive other instructions from you in writing. You may instruct us to issue the Policy at a death benefit that reflects the amount received.
•	If the total premium we receive at any point during the 66-day underwriting period exceeds the amount of initial premium you specified in the Policy application, we will either (i) apply the excess amount as initial premium to the Policy we issue, provided that you can provide us with the additional evidence of insurability that we may require, or (ii) issue the Policy on the basis of the premium you specified on the application and return the excess amount to you.
•	If you submitted a simplified underwriting application and the total premium we receive exceeds our simplified underwriting limits, we may require that you complete a full underwriting review that may extend the underwriting period beyond the 66 days currently anticipated. (See “Charges and Deductions—Monthly Deductions.”)

Premium Limitations

The initial premium must be at least $25,000. Additional premium must be at least $25,000, unless the premium is needed to prevent the Policy from lapsing. We will return premiums less than $25,000, unless a smaller amount is required to prevent a lapse. In addition, we reserve the right to refund an additional premium or require evidence of insurability if the premium would increase the death benefit by more than the amount of the premium. We will notify you when a payment will cause the Policy to become a modified endowment contract.

Allocating Premiums

You must instruct us on how to allocate your net premium among the subaccounts and the fixed account. The fixed account may not be available in all states to direct or transfer money into. You must follow these guidelines:

•	allocation percentages must be in whole numbers;
•	if you select dollar cost averaging, we may require you to have a minimum of $5,000 in each subaccount from which we will make transfers and you may be required to transfer at least a total of $100 monthly;

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•	if you select asset rebalancing, the cash value of your Policy must be at least $5,000;
•	unless otherwise required by state law, we may restrict your allocations to the fixed account if the fixed account value, excluding amounts in the loan reserve, following the allocation would exceed $250,000; and
•	allocations to the Designated Subaccounts may be subject to the Designated Subaccount Percentage.

You may change the allocation instructions for additional premium payments at any time by writing us at our mailing address, or calling us at our administrative office at 1-800-851-9777, Monday – Friday, between the hours of 8:30 a.m. - 7:00 p.m. Eastern time. The change will be effective as of the valuation date on which we receive the change at our mailing address or our administrative office. Upon instructions from you, the registered representative of record for your Policy may also change your allocation instructions for you. The minimum amount you can allocate to a particular subaccount is 1.0% of a net premium payment.

Whenever you direct money into a subaccount, we will credit your Policy with the number of units for that subaccount that can be bought for the dollar payment. Premium payments received at our mailing address, or at the address on your billing coupon (for payments made by check) or at our administrative office (for payments made by wire transfer and through electronic credit and debit transactions), before the NYSE closes are processed using the unit value determined at the closing of the regular business session of the NYSE (usually at 4:00 p.m. Eastern time). If we receive a premium payment after the NYSE closes, we will process the order using the subaccount unit value determined at the close of the next regular session of the NYSE. We will credit amounts to the subaccounts only on a valuation date, that is, on a date the NYSE is open for trading. Your cash value will vary with the investment experience of the subaccounts in which you invest. You bear the investment risk for amounts you allocate to the subaccounts.

You should periodically review how your cash value is allocated among the subaccounts and the fixed account because market conditions and your overall financial objectives may change.

Reallocation Account. If your state requires us to return your initial premium in the event you exercise your free-look right (see “Canceling a Policy “), then, on the Policy date, we will allocate the initial net premium to the reallocation account (or as otherwise mandated by state law) as shown on your Policy schedule page. While held in the reallocation account, net premium(s) will be credited with interest at the current fixed account rate and reduced by any monthly deductions due. The net premiums will remain in the reallocation account until the reallocation date. For states requiring a full refund of initial premium, the reallocation date is the Policy date, plus the number of days in your state’s free-look period, plus five days. In all other states, the reallocation date is the Policy date. Please contact your registered representative for details concerning the free-look period for your state.

On the first valuation date on or after the reallocation date, we will reallocate all cash value from the reallocation account to the fixed account and the subaccounts you selected on the application. If you requested dollar cost averaging, on the reallocation date we will reallocate the cash value either to the fixed account or the WRL Transamerica Money Market VP subaccount (depending on which account you selected on your application).

For states that do not require a full refund of the initial premium, the reallocation date is the same as the Policy date. On the Policy date, we will allocate your initial net premium, minus monthly deductions, to the fixed account and the subaccounts in accordance with the instructions you gave us on your application.

Premium Flexibility

You generally have flexibility to determine the frequency and the amount of the premiums you pay. However, only the initial premium will be considered in determining the Guaranteed Minimum Death Benefit and the Guaranteed Withdrawal Benefit. Before we issue the Policy to you, we will require you to pay the initial premium. Thereafter (subject to the limitations described below), you may make unscheduled premium payments at any time and in any amount of at least $25,000. Under some circumstances, you may be required to pay extra premiums to prevent a lapse. These required premiums may be less than $25,000. Please be sure to notify us or your agent/registered representative of any address changes so that we may send any premium notices to your current address on record.

Note: Before you pay any additional premiums into the Policy, you should know that any premium you pay after the initial premium will not increase the Guaranteed Withdrawal Benefit Base or the Guaranteed Minimum

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Death Benefit. Additional premiums will increase the Basic Death Benefit. Before making subsequent premium payments, you should consider that the fees and expenses you pay under the Policy will be based on total premiums paid, while the amount of your GWB payments and GMDB will be based only on the initial premium and will not reflect any subsequent premium payments.

No Lapse Guarantee

The Policy includes a no lapse guarantee. If there is no loan outstanding, the no lapse guarantee will be in effect and the Policy will not enter the grace period as long as either the Guaranteed Withdrawal Benefit Base or the Guaranteed Minimum Death Benefit is positive.

The no lapse guarantee is not in effect while a loan is outstanding, but can be restored by repaying the loan, provided that the Guaranteed Withdrawal Benefit Base is positive after you repay the loan. If a loan causes the net surrender value of the Policy to reach zero, the Policy will enter a grace period and may subsequently lapse.

Transfers

General

You or your registered representative of record may make transfers among the subaccounts or from the subaccounts to the fixed account. You will be bound by any transfers made by your registered representative. We determine the amount you have available for transfers at the end of the valuation period when we receive your transfer request at our mailing address. We may, at any time, discontinue transfer privileges, modify our procedures, or limit the number of transfers we permit. The following features apply to transfers under the Policy:

•	Each Policy year, the Policy allows a cumulative transfer out of the fixed account of the greater of up to 25% of the amount in the fixed account, or the amount transferred out in the previous Policy year. Currently, we do not, but reserve the right to, limit the number of transfers out of the fixed account to one per Policy year. If we modify or stop this current practice, we will notify you at the time of your transfer.
•	Unless otherwise required by state law, we may restrict transfers to the fixed account, if the fixed account value, excluding amounts in the loan reserve, following the transfer would exceed $250,000. This restriction does not apply to any transfer to the fixed account necessary in the exercise of conversion rights.
•	We have classified certain portfolios of the Transamerica Series Trust as Designated Subaccounts, and you can allocate only a certain percentage of cash value to those Designated Subaccounts. The percentage is 35%, but may be changed for new Policies issued in the future. If your percentage of total cash value that is in Designated Subaccounts exceeds the 35% limit, we will rebalance it to 35% when you add premium, take a loan, repay a loan, make a withdrawal, or make a transfer. In such cases, we will simultaneously and automatically transfer funds on a pro rata basis from the Designated Subaccounts to the WRL Transamerica Money Market VP subaccount to bring the Policy to the 35% limit. Such an automatic transfer to the WRL Transamerica Money Market VP subaccount will not count as a transfer for the purpose of any restrictions or limits that may be imposed.
•	You currently may request transfers in writing to our mailing address (in a form we accept), by fax or by telephone to our administrative address or electronically through our website (www.westernreserve.com).
•	There is no minimum amount that must be transferred.
•	There is no minimum amount that must remain in a subaccount after a transfer.
•	We consider all transfers made in any one day to be a single transfer.
•	We do not assess a charge for making transfers.

We will process any transfer order that is received in writing at our mailing address or by fax or by telephone at our administrative office before the NYSE closes (usually 4:00 p.m. Eastern time) using the subaccount unit value determined at the end of that session of the NYSE. If we receive the transfer order after the NYSE closes, we will process the order using the subaccount unit value determined at the close of the next regular business session of the NYSE.

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Disruptive Trading and Market Timing

Statement of Policy. This variable insurance Policy was not designed for the use of market timers or frequent or disruptive traders. Such transfers may be harmful to the underlying fund portfolios and increase transaction costs.

Market timing and disruptive trading among the subaccounts or between the subaccounts and the fixed account can cause risks with adverse effects for other policyowners (and beneficiaries and underlying fund portfolios). These risks and harmful effects include:

(1) dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

(2) an adverse effect on portfolio management, such as:

(a)	impeding a portfolio manager’s ability to sustain an investment objective;
(b)	causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or
(c)	causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and

(3) increased brokerage and administrative expenses.

These costs are borne by all policyowners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or other potentially disruptive or harmful trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine you are engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other policyowners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by standard United States Postal Service First Class mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the payment or transfer, or series of transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some policyowners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected.

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In addition to our internal policies and procedures, we will administer your variable insurance product to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers;
•	expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or
•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a defensive transfer restriction (e.g., expressly limiting the number of trades within a given period or their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur with a defensive transfer restriction). As noted above, we do not impose a defensive transfer restriction and, therefore, it is likely that, some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policyowners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to deter or detect market timing or disruptive trading by such policyowners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders which we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate; (1) to better detect and deter harmful trading that may adversely affect other policyowners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally; (2) to comply with state or federal regulatory requirements; or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment options under the variable insurance product. In addition, we may not honor transfer requests if any variable investment option that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Policyowners should be aware that we may not have the contractual ability or the operational capacity to monitor policyowners’ transfer requests and apply the frequent trading policies and procedures of the respective underlying funds that would be affected by the transfers. Accordingly, policyowners and other persons who have material rights under our variable insurance products should assume that the protection they may have against potential harm from market timing and disruptive trading is the protection, if any, provided by the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading in certain subaccounts

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You should be aware that, as required by SEC regulation, we have entered into a written agreement with each underlying fund or principal underwriter that obligates us to provide the fund, upon written request, with information about you and your trading activities in the fund’s portfolios. In addition, we are obligated to execute instructions from the funds that may require us to restrict or prohibit your investment in a specific portfolio if the fund identifies you as violating the frequent trading policies that the fund has established for that portfolio.

If we receive a premium payment from you that you allocate into a fund that has directed us to restrict or prohibit your trades into the fund, then we will request new allocation instructions from you. If we receive from you a transfer request into a fund that has directed us to restrict or prohibit your trades, then we will not effect the transfer.

Omnibus Order. Policyowners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Telephone Privileges. Telephone transfer privileges will automatically apply to your Policy unless you provide other instructions. The telephone transfer privileges allow you to give authority to the registered representative of record for your Policy to make telephone transfers and to change the allocation of future payments among the subaccounts and the fixed account on your behalf according to your instructions. To make a telephone transfer, you may call us at our administrative office at 1-800-851-9777, Monday – Friday, between the hours of 8:30 a.m. - 7:00 p.m. Eastern time, or fax your instructions to our interfund fax number –
1-727-299-1648 (for all other fax requests, please use 1-727-299-1620).

Please note the following regarding telephone, Internet or fax transfers:

•	We will employ reasonable procedures to confirm that instructions are genuine.
•	If we follow these procedures, we are not liable for any loss, damage, cost or expense from complying with instructions we reasonably believe to be authentic. You bear the risk of any such loss.
•	If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.
•	Such procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to owners, and/or tape recording telephone instructions received from owners.
•	We may also require that you send us the telephone, Internet or fax transfer order in writing.
•	If you do not want the ability to make telephone or Internet transfers, you should notify us in writing at our mailing address.
•	We will not be responsible for same-day processing of transfers if faxed to a number other than 1-727-299-1648 or 1-727-299-1620.
•	We will not be responsible for any transmittal problems when you fax us your order unless you report it to us within five business days and send us proof of your fax transmittal. We may discontinue this option at any time.

We cannot guarantee that telephone and faxed transactions will always be available. For example, our offices may be closed during severe weather emergencies or there may be interruptions in telephone or fax service beyond our control. If the volume of calls is unusually high, we might not have someone immediately available to receive your order at our mailing address. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.

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Similarly, online transactions processed via the Internet may not always be possible. Telephone and computer systems, whether yours, your Internet service provider’s, your registered representative’s or Western Reserve’s, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you are experiencing problems, you should make your request or inquiry in writing. You should protect your personal identification number (PIN) because self-service options will be available to your registered representative of record and to anyone who provides your PIN. We will not be able to verify that the person using your PIN and providing instructions online is you or one authorized by you.

Fixed Account Transfers

Currently, we do not, but reserve the right to, limit the number of transfers out of the fixed account to one per Policy year. If we change this, we will notify you. This current restriction does not apply if you have selected dollar cost averaging.

We reserve the right to limit the maximum amount you may transfer from the fixed account to the greater of:

>	25% of the amount in the fixed account; or
>	the amount you transferred from the fixed account in the immediately preceding Policy year.

We will make the transfer at the end of the valuation date on which we receive the request at our mailing address. We reserve the right to require that you make the transfer request in writing and that we receive the written transfer request no later than 30 days after a Policy anniversary. Transfers from the fixed account are not available through the Internet. Unless otherwise required by state law, we may restrict transfers to the fixed account, if the fixed account value, excluding amounts in the loan reserve account, following the transfer would exceed $250,000.

Except when used to pay premiums, we may also defer payment of any amounts from the fixed account for no longer than six months after we receive such written notice.

Conversion Rights

At any time within 24 months of your Policy date, you may transfer all of your subaccount values to the fixed account. You must make your request in writing to our mailing address.

Dollar Cost Averaging

Dollar cost averaging is an investment strategy designed to reduce the average purchase price per unit. The strategy spreads the allocation of your premium into the subaccounts over a period of time. This potentially allows you to reduce the risk of investing most of your premium into the subaccounts at a time when prices are high. The success of this strategy is not assured and depends on market trends. You should consider carefully your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. We make no guarantee that dollar cost averaging will result in a profit or protect you against loss.

Under dollar cost averaging, we automatically transfer a set dollar amount from the WRL Transamerica Money Market VP subaccount or the fixed account to a subaccount that you choose. We will make the transfers monthly as of the end of the valuation date after the first Monthiversary after the reallocation date. We will make the first transfer in the month after we receive your request at our mailing address, provided that we receive the form by the 25th day of the month.

To start dollar cost averaging:	• You must submit to us at our mailing address a completed form signed by the owner requesting dollar cost averaging;
• You may be required to have at least $5,000 in each account from which we will make transfers;

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• Your total transfers each month under dollar cost averaging may be limited to a minimum of $100;
• Each month, you may not transfer more than one-tenth of the amount that was in your fixed account at the beginning of dollar cost averaging: and

• Any transfer may be subject to the limitations on Designated Subaccounts.

You may request dollar cost averaging at any time. There is no charge for dollar cost averaging.

Dollar cost averaging will terminate if:	• We receive at our mailing address a request to discontinue your participation from you, your registered representative or your agent of record;
• The value in the accounts from which we make the transfers is depleted;
• You elect to participate in the asset rebalancing program; or
• You elect to participate in any asset allocation services provided by a third party.

We may modify, suspend, or discontinue dollar cost averaging at any time.

Asset Rebalancing Program

We also offer an asset rebalancing program under which you may transfer amounts periodically to maintain a particular percentage allocation among the subaccounts you have selected. Asset rebalancing is not available with the fixed account. Cash value allocated to each subaccount will grow or decline in value at different rates. The asset rebalancing program automatically reallocates the cash value in the subaccounts at the end of each period to match your Policy’s currently effective premium allocation schedule. Cash value in the fixed account and the dollar cost averaging program is not available for this program. This program does not guarantee gains. A subaccount may still have losses.

You may elect asset rebalancing to occur on a monthly, quarterly, semi-annual or annual basis. Once we receive the asset rebalancing request form at our mailing address, we will change your premium allocation instructions to match your asset rebalancing instructions, and we will implement the asset rebalancing program on the date you indicated. We will credit the amounts transferred at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the NYSE is closed, rebalancing will occur on the next day that the NYSE is open.

To start asset rebalancing:	• You must submit to us at our mailing address a completed asset rebalancing request form signed by the owner;
• You may be required to have a minimum cash value of $5,000; and
• Any transfer may be subject to the limitations on Designated Subaccounts.

There is no charge for the asset rebalancing program.

Asset rebalancing will cease if:	• you elect to participate in the dollar cost averaging program;
• we receive at our mailing address a request to discontinue participation from you, your registered representative or your agent of record;
• you make any transfer to or from any subaccount other than under a scheduled rebalancing; or
• you elect to participate in any asset allocation services provided by a third party.

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You may start and stop participation in the asset rebalancing program at any time, but we restrict your right to re-enter the program to once each Policy year. If you wish to resume the asset rebalancing program, you must complete a new request form. We may modify, suspend, or discontinue the asset rebalancing program at any time.

Third Party Asset Allocation Services

We do not offer any asset allocation programs or any investment models for use with your life insurance policy. You may authorize and engage your own investment advisor to manage your account. These investment advisors may be firms or persons who also are appointed by us, or whose affiliated broker-dealers are appointed by us, as authorized sellers of the Policies. Even if this is the case, however, please note that the investment advisor you engage to provide advice and/or make transfers for you is not acting on our behalf, but rather is acting on your behalf. We do not offer advice about how to allocate your cash value under any circumstance. We are not responsible for any recommendations such investment advisors make, any investment models or asset allocation programs they choose to follow, or any specific transfers they make on your behalf.

Any fee that is charged by your investment advisor is in addition to the fees and expenses that apply under your Policy. We are not a party to the agreement you have with your investment advisor. You will, however, receive confirmations of transactions that affect your Policy. Note: If you make withdrawals of cash value to pay advisory fees, then taxes may apply to any such withdrawals and tax penalties may be assessed on withdrawals made before you attain age 59-1/2.

If your investment advisor has also acted as your insurance agent with respect to the sale of your Policy, he or she may be receiving compensation for services provided both as an insurance agent and investment advisor. Alternatively, the investment advisor may compensate the insurance agent from whom you purchased your Policy for the referral that led you to enter into your investment advisory relationship with the investment advisor. If you are interested in the details about the compensation that your investment advisor and/or your insurance agent receive in connection with your Policy, you should ask them for more details.

We, or an affiliate of ours, will process the financial transactions placed by your registered insurance agents or investment advisors. We reserve the right to discontinue doing so at any time and for any reason. We may require insurance agents or investment advisors, who are authorized by multiple policyowners to make financial transactions, to enter into an administrative agreement with Western Reserve as a condition of our accepting transactions on your behalf. The administrative agreement may impose limitations on the insurance agent’s or investment advisor’s ability to request financial transactions on your behalf. These limitations are intended to minimize the detrimental impact of an investment professional who is in a position to transfer large amounts of money for multiple clients in a particular portfolio or type of portfolio, or are intended to comply with specific restrictions or limitations imposed by a portfolio(s) of Western Reserve.

Please note: Policies managed by your insurance agent also are subject to the restrictions on transfers between investment options that are discussed in the section entitled “Transfers – Disruptive Trading and Market Timing.” Because transfer activity under contracts managed by an insurance agent or third party investment adviser may result in unfavorable consequences to all policyowners invested in the affected options, we reserve the right to limit the investment options available to a particular owner whose policy is managed by the advisor or to impose other transfer restrictions we deem necessary. In addition, Western Reserve may enter into administrative agreements with insurance agents or investment advisors that impose limits on their ability to request financial transactions on behalf of one or more policyowners, and that also may limit the available investment options, require advance notice of large transactions, or impose other trading limitations on your insurance agent. You and your insurance agent will be informed of all such restrictions on an ongoing basis. Limitations that we may impose on your insurance agent or investment advisor under the terms of the administrative agreement do not apply to financial transactions requested by an owner on their own behalf, except as otherwise described in this prospectus.

Policy Values

Cash Value

•	Varies from day to day, depending on the investment experience of the subaccounts you choose, the interest credited to the fixed account, the charges deducted and any other Policy transactions (such as additional premium payments, transfers, withdrawals and Policy loans);
•	serves as the starting point for calculating values under a Policy;

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•	equals the sum of all values in each subaccount and the fixed account, including any amounts held in the loan reserve account (part of the fixed account) to secure any outstanding Policy loan;
•	is determined on the Policy date and on each valuation date; and
•	has no guaranteed minimum amount and may be more or less than premiums paid.

Net Surrender Value

The net surrender value is the amount we pay when you surrender your Policy while it is in force. We determine the net surrender value at the end of the valuation period when we receive your written surrender request at our mailing address.

Net surrender value on any valuation date equals:	• the cash value as of such date; minus
• any outstanding Policy loan amount; minus
• any accrued Policy loan interest; minus
• any surrender charge.

Subaccount Value

Each subaccount’s value is the cash value in that subaccount. At the end of any valuation period, the subaccount’s value is equal to the number of units that the Policy has in the subaccount, multiplied by the unit value of that subaccount.

The number of units in any subaccount on any valuation date equals:	• the initial units purchased at unit value on the later of the Policy date, or the reallocation date, if different; plus
• units purchased with additional net premium(s); plus
• units purchased through transfers from another subaccount or the fixed account; minus
• units redeemed to pay for monthly deductions, if any; minus
• units redeemed to pay for cash withdrawals; minus

• units redeemed as part of a transfer to another subaccount, the loan reserve account or the fixed account.

Every time you allocate, transfer or withdraw money to or from a subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the allocation, transfer or cash withdrawal by the unit value for that subaccount next determined at the end of the valuation period on which the premium allocation, transfer request or cash withdrawal request is received ;(i) at our mailing address (for written requests and payments by check); (ii) at our administrative office (for requests by fax or by telephone, or for payments made through electronic credit and debit transactions); or (iii) electronically through our website.

Subaccount Unit Value

The value (or price) of each subaccount unit will reflect the investment performance of the portfolio in which the subaccount invests. Unit values will vary among subaccounts. The unit value at the inception of each class of units of each subaccount was originally established at $10 per unit. The unit value may increase or decrease from one valuation period to the next.

The unit value of any subaccount at the end of a valuation period is calculated as:

•      the total value of the portfolio shares held in the subaccount, including the value of any dividends or capital gains distribution declared and reinvested by the portfolio during the valuation period. This value is determined by multiplying the number of portfolio shares owned by the subaccount by the portfolio’s net asset value per share determined at the end of the valuation period; minus

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•      the accrued risk charge for adverse mortality and expense experience. The daily amount of this charge is equal to the daily net assets of the subaccount, multiplied by the daily equivalent of the mortality and expense risk charge; minus

•      the accrued amount of reserve for any taxes or other economic burden resulting from applying tax laws that we determine to be properly attributable to the subaccount; and the result divided by

•      the number of outstanding units in the subaccount before the purchase or redemption of any units on that date.

The portfolio in which any subaccount invests will determine its net asset value per share once daily, as of the close of the regular business session of the NYSE (usually 4:00 p.m. Eastern time) except on customary national holidays on which the NYSE is closed, which coincides with the end of each valuation period.

Fixed Account Value

On the Policy date, or the reallocation date, if different, the fixed account value is equal to the net premiums allocated to the fixed account, less the first monthly deduction.

The fixed account value at the end of any valuation period is equal to:	• the sum of net premium(s) allocated to the fixed account; plus
• any amounts transferred from a subaccount to the fixed account (including amounts transferred to the loan reserve account); plus
• total interest credited to the fixed account; minus
• amounts charged to pay for monthly deductions, if any; minus
• amounts withdrawn or surrendered from the fixed account to pay for cash withdrawals; minus
• amounts transferred from the fixed account (including amounts transferred from the loan reserve account) to a subaccount.

Death Benefit

Death Benefit Proceeds

As long as the Policy is in force, we will determine the amount of and pay the death benefit proceeds on an individual Policy upon receipt at our mailing address of satisfactory proof of the insured’s death, plus written direction (from each eligible recipient of death benefit proceeds) regarding how to pay the death benefit payment, and any other documents, forms and information we need. We may require return of the Policy. We will pay the death benefit proceeds to the primary beneficiary(ies), if living, or to a contingent beneficiary. If each beneficiary dies before the insured and there is no contingent beneficiary, we will pay the death benefit proceeds to the owner or the owner’s estate. We will pay the death benefit proceeds in a lump sum or under a payment option.

Death benefit proceeds equal:	• the death benefit (described below); minus
• any monthly deductions due under the recovery of monthly deductions provision; minus
• any outstanding loan amount and accrued loan interest.

We may further adjust the amount of the death benefit proceeds if we contest the Policy or if you misstate the insured’s age or gender. Death Benefit

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The Policy provides a death benefit. The death benefit is determined at the end of the valuation period in which the insured dies.

The Policy is intended to qualify under Internal Revenue Code Section 7702 as a life insurance contract for federal tax purposes. The death benefit is intended to qualify for the federal income tax exclusion. The provisions of the Policy and any attached endorsement or rider will be interpreted and administered to ensure such qualification, regardless of any Policy language to the contrary.

To the extent the death benefit is increased to maintain such tax qualification as a life insurance contract, we will make appropriate adjustments to any monthly deductions, retroactively or prospectively, or supplemental benefits that are consistent with such an increase. Adjustments will be reflected in the monthly deductions.

Under Section 7702 of the Internal Revenue Code, this Policy will generally be treated as a life insurance contract for federal tax purposes if at all times it meets a “cash value accumulation test (CVAT).”

The CVAT does not restrict the amount of premium that can be paid into the Policy, but does have a “corridor” component that requires that the death benefit be at least a certain percentage of the cash value. The limitation percentage under the CVAT is calculated as specified under Section 7702. It is based on the insured’s gender, underwriting class, issue age and duration. If the federal tax code requires us to determine the death benefit by reference to these limitation percentages, the Policy is described as “in the corridor.” An increase in the cash value when the Policy is in corridor will increase our risk (i.e., the extent to which the death benefit exceeds the cash value), and we will increase the cost of insurance, if any, that we deduct from the cash value.

The death benefit is the greater of the Basic Death Benefit or the Guaranteed Minimum Death Benefit.

Basic Death Benefit equals the greater of:	1. the limitation percentage, as shown on your Policy’s schedule page, multiplied by the cash value on the date of the primary insured’s death; or

2.      the amount required for the Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code. We believe that this section requires the amount of the death benefit to be at least equal to an amount produced by multiplying the limitation percentage, as shown on your Policy’s schedule page, by the Available Guaranteed Withdrawal Benefit Amount on the date of the primary insured’s death once you are eligible to receive the Guaranteed Withdrawal Benefit. We will apply this Policy death benefit provision in accord with this interpretation unless and until the Internal Revenue Service or the courts provide contrary guidance on minimum death benefit issues. For a more detailed description, see the Guaranteed Withdrawal Benefit section.

Guaranteed Minimum Death Benefit

The Guaranteed Minimum Death Benefit (“GMDB”) is equal to the return of a percentage of the initial premium reduced for any withdrawals as follows. The percentage of the initial premium in the GMDB will vary by the issue age when the premium was paid.

Age at time of initial premium payment	Return of initial premium percentage
Up to Age 65	100%
66 to 70	90%
71 to 75	85%
76 to 80	75%
81 to 85	70%

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Withdrawals, including those under the GWB, will reduce the amount of your GMDB. The GMDB after a withdrawal is equal to the GMDB before the withdrawal, minus the greater of:

1.	The withdrawal; or
2.	The withdrawal multiplied by the result of the GMDB before the withdrawal divided by the cash value before the withdrawal.

Any time a withdrawal is taken while the cash value is less than the GMDB, the GMDB will be reduced by more than the amount of the withdrawal. For example, suppose a 70-year- old purchases a Policy with $100,000 of initial premium. Then the GMDB at issue is 90% of $100,000, or $90,000. At some later date the first withdrawal of $5,000 is taken when the cash value has fallen to $80,000. Then the GMDB after the withdrawal equals:

$90,000 (the GMDB before the withdrawal), minus the greater of:

1. $5,000 (the withdrawal); or

2. $5,000 multiplied by the result of $90,000 divided by $80,000, which equals $5,625.

The GMDB after the $5,000 withdrawal equals $90,000 minus $5,625, which is $84,375.

In the example above, if the cash value had been greater than the $90,000 GMDB, the $5,000 withdrawal would have caused a $5,000 reduction in the GMDB.

Death Benefit After Age 100

If the Policy is still in force on the Policy anniversary on or following the insured’s 100th birthday, the Policy will continue and the death benefit payable will continue to be calculated.

Payment Options

There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum. These are described under “Settlement Options” in your Policy and in the SAI.

Surrenders and Cash Withdrawals

Surrenders

You must make a written request containing an original signature to surrender your Policy for its net surrender value as calculated at the end of the valuation date on which we receive your request at our mailing address. Written requests to surrender a Policy that are received before the NYSE closes are priced using the subaccount unit value determined at the close of that regular business session of the NYSE (usually 4:00 p.m. Eastern time). If we receive the written request after the NYSE closes, we will process the surrender request using the subaccount unit value determined at the close of the next regular business session of the NYSE. The insured must be alive, and the Policy must be in force when you make your written request. A surrender is effective as of the date when we receive your written request. You will incur a surrender charge if you surrender the Policy during the first 5 or 6 Policy years (or during the 5- or 6-year period subsequent to an additional premium payment). The length of the surrender charge period and the amount of the surrender charges will depend on whether you purchase your Policy through certain replacement transactions, or from other sources. See “Surrender Charges.” Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated. We will normally pay you the net surrender value in a lump sum within seven days or under a settlement option. A surrender may have tax consequences. See “ Federal Income Tax Considerations”.

Cash Withdrawals

After the first Policy year, you may request a cash withdrawal of a portion of your cash value subject to certain conditions.

Cash withdrawal conditions:

•      You must send your written cash withdrawal request with an original signature to our mailing address. If your withdrawal request is less than $50,000, then you may fax it to us at
1-727-299-1620.

•      During Policy years two through five, if you are not yet eligible for the Guaranteed Withdrawal Benefit

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(i.e., the later of when the primary insured reaches age 59  1⁄2 or the first Policy anniversary), the amount of the withdrawal cannot be less than $500, or greater than the lesser of 10% of the net surrender value or the net surrender value minus $500.

• After the 5th Policy year, if you are not yet eligible for the Guaranteed Withdrawal Benefit, the amount of a withdrawal cannot be less than $500; or greater than the net surrender value minus $500.

•      After you are eligible for the Guaranteed Withdrawal Benefit, the amount of the withdrawal cannot be less than the lesser of $500 or the Available Guaranteed Withdrawal Benefit Amount, or greater than the maximum of the net surrender value or the Available Guaranteed Withdrawal Benefit Amount.

•      You may specify the subaccount(s) and the fixed account from which to make the withdrawal. If you do not specify a subaccount, we will take the withdrawal from each account in accordance with your current premium allocation instructions. If this is not possible, the withdrawal amount will be withdrawn pro rata from each account. Any withdrawal may be subject to limitations on the Designated Subaccounts.

• We generally will pay a cash withdrawal request within seven days following the valuation date we receive the request at our mailing address.
• You may not take a cash withdrawal that would disqualify your Policy as life insurance under the Internal Revenue Code.
• A cash withdrawal may have tax consequences.

Example 1: Issue age 50. During Policy years two through five the insured is not yet eligible for the GWB so the amount of a withdrawal cannot be less than $500; or greater than the lesser of 10% of the net surrender value or the net surrender value minus $500. From year six to the insured’s actual age 59  1⁄2 the insured is still not eligible for the GWB and the amount of a withdrawal cannot be less than $500; or greater than the net surrender value minus $500. Once the insured is eligible for the GWB at age 59  1⁄2, the amount of a withdrawal cannot be less than the lesser of $500 or the Available Guaranteed Withdrawal Benefit Amount; or greater than the maximum of the net surrender value or the Available Guaranteed Withdrawal Benefit Amount.

Example 2: Issue age 55. The withdrawal rules for years two through five apply up until age 59  1⁄2 when the insured becomes eligible for the GWB and those withdrawal rules take effect.

Example 3: Issue age 60. As soon as the first Policy anniversary is reached the insured is eligible for the GWB and those withdrawals rules apply.

A cash withdrawal will reduce the cash value by the amount of the cash withdrawal, and will reduce the death benefit by at least the amount of the cash withdrawal.

When we incur extraordinary expenses, such as overnight mail expenses or wire service fees, for expediting delivery of your partial withdrawal or complete surrender payment, we will deduct that charge from the payment. We currently charge $20 for an overnight delivery ($30 for Saturday delivery) and $25 for wire service. You can obtain further information about these charges by contacting us at our mailing address or our administrative office.

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Guaranteed Withdrawal Benefit

We offer a Guaranteed Withdrawal Benefit (“GWB”) that allows you to take withdrawals in the form of Guaranteed Withdrawal Benefit payments, if certain conditions are met. Under this GWB benefit, we guarantee that you may withdraw up to 5% of the Guaranteed Withdrawal Benefit Base as it is made accessible each year during the lifetime of the primary insured. Each month in a Policy year, your accessible GWB will increase by one-twelfth (1/12) of 5% of the Guaranteed Withdrawal Benefit Base (“GWBB”). Once you are eligible to receive GWB payments, we will make an amount available to you each month from which you may take withdrawals under the GWB (i.e., Available Guaranteed Withdrawal Benefit Amount). During the first month, you may withdraw an amount equal to 1/12 of 5% of the GWBB and this accumulates by increments of 1/12 of 5% of the GWBB in each succeeding month, until the last month of the Policy year. These accumulating monthly amounts may be withdrawn at any time during that Policy year but will not be carried over to the next Policy year.

You can begin receiving these GWB payments on the later of: (i) the Monthiversary after the primary insured reaches age 59  1⁄2, or (ii) the first anniversary of the Policy date. You may take GWB withdrawals during each Policy year, in any frequency, up to the Available Guaranteed Withdrawal Benefit Amount (see below). Withdrawals taken under this benefit will not cause the Policy to lapse or result in a negative cash value, provided you meet certain conditions.

Please note:

Withdrawals under the GWB:

•	will reduce your cash value;
•	will reduce your Basic Death Benefit, your GMDB and other benefits;
•	may be subject to income taxes; and
•	may be limited or restricted under Policies purchased in connection with certain tax-qualified retirement plans.

You can always withdraw amounts in excess of the GWB limits or surrender your Policy at any time, but there are negative consequences to taking withdrawals in excess of those allowed under GWB. You should consult a tax advisor about the tax treatment and tax consequences of withdrawals under the GWB.

Available Guaranteed Withdrawal Benefit Amount. Once you are eligible to receive GWB payments, we will make an amount available to you each month from which you may take withdrawals under the GWB. That amount will equal one-twelfth of 5% of the GWBB. Amounts not withdrawn in the month when they are first available will accumulate and may be withdrawn as a GWB payment at any time during the rest of the Policy year, but not thereafter. We call the un-withdrawn balance of these monthly amounts the “Available Guaranteed Withdrawal Benefit Amount.” You can call the administrative office at 1-800-852-9777 to find out your Available Guaranteed Withdrawal Benefit Amount.

Guaranteed Withdrawal Benefit Base. We determine the GWBB solely to calculate the Available Guaranteed Withdrawal Benefit Amount. The GWBB equals:

•	the initial premium, minus
•	any adjusted excess withdrawals (described below), minus
•	any adjustments for loan withdrawals (described below), plus
•	any loan repayments.

Note: Any premium payments you make in addition to the initial premium will not increase the GWBB. Before making subsequent premium payments, you should consider that your Policy fees and charges will be based on total premiums paid, but the amount of your GWB payments will not reflect those subsequent premium payments.

Adjusted Excess Withdrawal. At any point in time, partial withdrawals made up to the Available Guaranteed Withdrawal Benefit Amount will not reduce the GWBB. Withdrawals in excess of the Available Guaranteed Withdrawal Benefit Amount are called “excess withdrawals.” Excess withdrawals will reduce the GWBB by the greater of:

•	the amount of the withdrawal in excess of the Available Guaranteed Withdrawal Benefit Amount currently in effect; and

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•	the amount of the withdrawal in excess of the Available Guaranteed Withdrawal Benefit Amount currently in effect, multiplied by the result of the GWBB before the withdrawal divided by the cash value before the withdrawal.

Excess withdrawals will cause the monthly increments to the Available Guaranteed Withdrawal Benefit Amount to be immediately reduced to 5% divided by 12 of the new (lower) Guaranteed Withdrawal Benefit Base. All withdrawals taken before you are eligible to take withdrawals under the GWB are treated as excess withdrawals. These reductions to the GWBB and the Available Guaranteed Withdrawal Benefit Amount could be significant. You should carefully monitor your withdrawals during any Policy year so that you do not take an excess withdrawal inadvertently, and so that you retain the full benefit of the GWB.

Note: You can continue to take withdrawals under the GWB even after your cash value reaches zero. However, taking these withdrawals will reduce and possibly eliminate any remaining Guaranteed Minimum Death Benefit under your Policy.

Here is an example of how the Available Guaranteed Withdrawal Benefit Amount is calculated. Assume you are the owner and insured and you make an initial premium payment of $120,000 when you are 55 years old. Further assume that you do not make any withdrawals or additional premium payments and do not take out any loans. Upon eligibility for GWB payments at age 59  1⁄2 , your Policy value has declined to $80,000 because of negative investment performance. Even so, you still could withdraw up to $6,000 (5% x $120,000) over the course of each Policy year for the rest of your life (as long as you do not withdraw more than the Available Guaranteed Withdrawal Benefit Amount and you do not take any loans). Under the GWB you may withdraw the $6,000 over the course of the Policy year if you withdraw only $500 ($6,000/12) each month. If you do not withdraw the $500 in any particular month, then you will carry that over as a positive Available Guaranteed Withdrawal Benefit Amount that can be withdrawn up until the end of that Policy year. If, at any time in a single Policy year, you withdraw more than the Available Guaranteed Withdrawal Benefit Amount, then the excess withdrawal will reduce your GWBB and, therefore your monthly GWB payments to less than $500 in any succeeding month.

Here is an example of how the Available Guaranteed Withdrawal Benefit Amount is affected by excess withdrawals. Suppose that in the first month of the Policy year after eligibility for GWB payments you take a withdrawal of $700, which exceeds the Available Guaranteed Withdrawal Benefit Amount ($500), by $200. Upon the withdrawal, the GWBB of $120,000 will be reduced by the greater of $200 (the excess withdrawal) and $200 x 120,000/80,000 = $300 (the excess withdrawal, multiplied by the result of the GWBB divided by the cash value). The GWBB is now $120,000 – $300, or $119,700, and future GWB payments will be immediately reduced to 5% divided by 12 of $119,700, which equals $498.75 monthly.

Adjustments for Loan Withdrawals. Loans and any interest added to a loan (“loan withdrawals”) will reduce the GWBB and could have a severe impact on the Available Guaranteed Withdrawal Benefit Amount. The reduction in the GWBB for a loan withdrawal is the greater of:

•	the amount of the loan withdrawal, and
•	the amount of the loan withdrawal, multiplied by the result of the GWBB before the withdrawal divided by the cash value before the withdrawal.

Repayment of loan withdrawals results in a dollar-for-dollar increase in the GWBB. Note that repayment of loans may not restore the GWBB by as much as it was reduced when the loan was taken.

Here is an example of the impact of a loan on the GWBB. Assume an initial premium of $120,000, an initial GWBB of $120,000, a current cash value of $80,000, and a loan of $1,000. Because of the loan:

•	the GWBB is reduced by the greater of $1,000 and $1,500 ($1,000 x 120,000/80,000);
•	the GWBB becomes $120,000 - 1,500 = $118,500; and
•	the monthly GWB payment is reduced to 5% / 12 x $118,500 = $493.75.

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Repayment of the $1,000 loan would increase the GWBB to $119,500 ($118,500 + 1,000). Therefore, by taking a $1,000 loan, the owner reduces the monthly GWB payment from $500 (5% divided by 12 of $120,000) to $493.75 (5% divided by 12 of $118,500); repaying the loan would increase the monthly GWB payment to $497.92 (5% divided by 12 of $119,500).

Canceling a Policy

You may cancel a Policy for a refund during the “free-look period” by returning it, with a written request to cancel the Policy, to our mailing address or administrative office, to one of our branch offices, or to the registered representative who sold you the Policy. The “free-look period” expires 10 days after you receive the Policy. In some states you may have more than 10 days. If you decide to cancel the Policy during the “free-look period,” we will treat the Policy as if it had never been issued. We will pay the refund within seven days after we receive the written request and the returned Policy at our mailing address. The amount of the refund will be:

•	your cash value in the subaccounts and the fixed account on the date the written request and Policy are received at our mailing address; plus
•	any charges and taxes we deduct from your premiums; plus
•	any monthly deductions or other charges we deducted from amounts you allocated to the subaccounts and the fixed account.

Some states may require us to refund all of the premiums you paid for the Policy. (See “Policy Features – Premiums – Allocation Premiums – Reallocation Account.”) In addition, some states may require us to allocate premium according to a policyowner’s instructions during the “free-look period.”

Loans

General

After the first Policy year and during the continuance of this Policy (as long as the Policy is in force), you may borrow money from us using the Policy as the only security for the loan. We may permit a loan prior to the first anniversary for Policies issued pursuant to 1035 Exchanges. A loan that is taken from, or secured by, a Policy may have tax consequences. See Federal Income Tax Considerations.

Policy loans are subject to certain conditions:	• we may require you to borrow at least $500; and • the maximum amount you may borrow is 90% of the net surrender value. Any Policy loan may be subject to limitations on the Designated Subaccounts.

When you take a loan, we will withdraw an amount equal to the requested loan from each of the subaccounts and the fixed account based on your current premium allocation instructions (unless you specify otherwise). If this is not possible, the withdrawal amount will be withdrawn pro-rata from each of the subaccounts and the fixed account. We will transfer that amount to the loan reserve account. The loan reserve account is the portion of the fixed account to which amounts are transferred as collateral for a Policy loan.

We normally pay the amount of the loan within seven days after we receive a proper loan request at our mailing address (or, in a limited circumstances described below, by fax at our administrative office). We may postpone payment of loans under certain conditions.

You may request a loan by telephone by calling us at our administrative office at 1-800-851-9777, Monday – Friday, between the hours of 8:30 a.m. - 7:00 p.m. Eastern time. If the loan amount you request exceeds $50,000 or if the address of record has been changed within the past 10 days, we may reject your request or require a signature guarantee. If you do not want the ability to request a loan by telephone, you should notify us in writing at our mailing address. You will be required to provide certain information for identification purposes when you request a loan by telephone. We may ask you to provide us with written confirmation of your request. We will not be liable for processing a loan request if we believe the request is genuine.

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You may also fax your loan request to us at 1-727-299-1620 (subject to a $499,999 limit by fax). We will not be responsible for any transmittal problems when you fax your request unless you report it to us within five business days and send us proof of your fax transmittal.

You can repay a loan at any time while the Policy is in force. Loan repayments must be sent to our mailing address and will be credited as of the date received. We will consider any payments you make on the Policy to be premium payments unless the payments are clearly identified as loan repayments. Because we do not apply the premium expense charge to loan repayments, it is very important that you indicate clearly if your payment is intended to repay all or part of a loan.

At each Policy anniversary, we will compare the outstanding loan amount, including accrued loan interest, to the amount in the loan reserve account. We will also make this comparison any time you repay all or part of the loan, or make a request to borrow an additional amount. At each such time, if the outstanding loan amount, including accrued loan interest, exceeds the amount in the loan reserve account, we will withdraw the difference from the subaccounts and the fixed account and transfer it to the loan reserve account, in the same manner as when a loan is made. If the amount in the loan reserve account exceeds the amount of the outstanding loan, including accrued loan interest, we will withdraw the difference from the loan reserve account and transfer it to the subaccounts and the fixed account in the same manner as current premiums are allocated. We reserve the right to require a transfer to the fixed account if the loans were originally transferred from the fixed account.

Interest Rate Charged

We currently charge you an effective annual interest rate on a Policy loan of 6.0% (6.0% maximum guaranteed) on each Policy anniversary. We will also credit the amount in the loan reserve with an effective annual interest rate of 2.0%. After offsetting the 2.0% interest we credit, the net cost of loans currently is 4.0% annually (4.0% maximum guaranteed). After attained age 100, we will apply preferred loan interest rates. The current preferred loan effective annual interest rate charged is 2.00% and is guaranteed not to exceed 2.25%. After offsetting the 2% interest we credit, the net cost of preferred loans currently is 0% annually (0.25% maximum guaranteed).

Loan Reserve Account Interest Rate Credited

We will credit the amount in the loan reserve account with interest at an effective annual rate of 2.0%.

Effect of Policy Loans

A Policy loan reduces the death benefit proceeds and net surrender value by the amount of any outstanding loan amount, including accrued loan interest, and reduces the Guaranteed Withdrawal Benefit Base by at least the amount of the loan plus any accrued loan interest (see “Guaranteed Withdrawal Benefit”). This reduction may be significant. The reduction in the Guaranteed Withdrawal Benefit Base and future Guaranteed Withdrawal Benefit payments occurs even if the loan is taken prior to the time you are eligible for the Guaranteed Withdrawal Benefit. The no lapse guarantee is not in effect while a loan is outstanding, but it may be restored if the loan is repaid. Repaying the loan causes the death benefit proceeds, net surrender value and Guaranteed Withdrawal Benefit Base to increase by the amount of the repayment. As long as a loan is outstanding, we hold a loan reserve equal to the amount of the loan as of the last Policy anniversary plus any accrued interest net of any loan payments. This amount is not affected by the separate account’s investment performance and may not be credited with the interest rates accruing on the unloaned portion of the fixed account. Amounts transferred from the separate account to the loan reserve will reduce the value in the separate account and we credit such transferred amounts with an interest rate of 2.0% rather than a rate of return reflecting the investment results of the separate account.

Before attained age 100, we currently charge interest on Policy loans at an effective annual rate of 6.0%. Because interest is added to the amount of the Policy loan to be repaid, the size of the loan will constantly increase unless the Policy loan is repaid.

There are risks involved in taking a Policy loan, including the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. A Policy loan may also have possible adverse tax consequences. You should consult a tax advisor before taking out a Policy loan.

We will notify you (and any assignee of record) if a loan causes your net surrender value to reach zero. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may lapse.

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Policy Lapse and Reinstatement

Lapse

There is a possibility that your Policy will lose value and lapse. If the net surrender value reaches zero on a Monthiversary and the no lapse guarantee is not in effect, we will mail a notice to your last known address and any assignee of record. The notice will specify the minimum payment you must pay and the final date by which we must receive the payment to prevent a lapse. We generally require that you make the payment within 61 days after the date of the notice. This 61-day period is called the grace period. We pay the death benefit proceeds if an insured dies during the grace period. If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate without value.

This Policy provides a no lapse guarantee during the lifetime of the Policy. If there is no loan outstanding, the no lapse guarantee will be in effect and the Policy will not enter the grace period as long as either the Guaranteed Withdrawal Benefit Base or the Guaranteed Minimum Death Benefit is positive. Each month we determine whether the no lapse guarantee is still in effect. If the no lapse guarantee is not in effect and the Policy is still in force, it can be restored by repaying any loan outstanding.

Reinstatement

We may reinstate a lapsed Policy within five years after the lapse. To reinstate the Policy you must:

•	submit a written application for reinstatement to our mailing address;
•	provide evidence of insurability satisfactory to us;
•	submit a new initial premium of at least $25,000 to our mailing address.

Your net surrender value on the reinstatement date will equal net premiums you pay at reinstatement, minus one monthly deduction and any surrender charge. Reinstatement of the Policy will restore the Guaranteed Withdrawal Benefit Base and the Guaranteed Minimum Death Benefit based on the new initial premium. The no lapse guarantee will be reinstated. The reinstatement date for your Policy will be the Monthiversary on or following the day we approve your application for reinstatement. We may decline a request for reinstatement. We will not reinstate indebtedness. The cash value of the loan reserve on the reinstatement date will be zero.

Federal Income Tax Considerations

The following summarizes some of the basic federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Please consult counsel or other qualified tax advisors for more complete information. We intend this Policy to qualify as a life insurance policy under Section 7702 of the Internal Revenue Code (“IRC”). We base this discussion on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the “IRS”). The IRS has not provided guidance on certain issues involved in the qualification of these Policies as life insurance contracts under IRC Section 7702, including the effect of the Guaranteed Withdrawal Benefit and the effect of additional mortality costs associated with simplified issue and substandard mortality policies. Federal income tax laws and the current interpretations by the IRS may change. The IRS may subsequently issue guidance or interpretation contrary to our current understanding or interpretation that may adversely affect the qualification of this Policy as a life insurance contract for federal tax purposes under IRC Section 7702.

Tax Status of the Policy

A Policy must satisfy certain requirements set forth in the Internal Revenue Code (the “Code”) in order to qualify as a life insurance contract for federal tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. We believe that the Policy should generally satisfy the applicable Code requirements. However, because the Policy has certain features that are not completely addressed in existing legal precedent or interpretations concerning such requirements, there is some risk that the Policy might not be deemed a life insurance contract under federal tax law. If necessary to maintain qualification of the Policy as a life insurance contract under the Code, the provisions of the

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Policy (including any rider or endorsement) and any disclosure in this prospectus will be interpreted or amended to ensure such qualification, regardless of any language to the contrary. We believe that any such interpretation and administration will help maintain qualification of the Policy as a life insurance contract for federal tax purposes. However, it is not certain that the IRS will agree that qualification is maintained by such action or contend that any correction made pursuant to an interpretation or amendment will have only a prospective effect on such qualification.

In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policyowners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as your flexibility to allocate premiums and cash values, have not been explicitly addressed in published rulings. We believe that the Policy does not give you investment control over separate account assets.

In addition, the Code requires that the investments of the separate account be “adequately diversified” in order to treat the Policy as a life insurance policy for federal income tax purposes. We intend that the separate account, through the portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance policy for federal income tax purposes. Even though the Policy should be treated as a life insurance policy under federal tax laws, the Policy will, in most situations, be treated as a modified endowment contract (described below).

Tax Treatment of Policy Benefits

In General. We believe that the Policy described in this prospectus is a life insurance policy under Code Section 7702. Section 7702 affects the taxation of life insurance policies and places limits on the relationship of the accumulation value to the death benefit. As life insurance policies, the death benefits of the policies are generally excludable from the gross income of the beneficiaries. In the absence of any guidance from the IRS on the issue, we believe that providing an amount at risk after age 99 in the manner provided should be sufficient to maintain the excludability of the death benefit after age 99. However, lack of specific IRS guidance makes the tax treatment of the death benefit after age 99 uncertain. Also, any increase in accumulation value should generally not be taxable until received by you or your designee. However, if, as we anticipate, your Policy is a MEC, then you may be taxed when you take a Policy loan, pledge or assign the Policy. Federal, state and local transfer, estate and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary’s circumstances. A tax advisor should be consulted on these consequences.

Generally, you will not be deemed to be in constructive receipt of the cash value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a MEC. Moreover, if a loan from a Policy is outstanding when the Policy is surrendered or lapses, the amount of outstanding indebtedness will be used to determine the amount distributed and will be taxed accordingly.

Modified Endowment Contracts. Under the Code, certain life insurance policies are classified as MECs and receive less favorable tax treatment than other life insurance policies. The rules are too complex to summarize here, but MEC status generally depends on the amount of premiums paid during the first seven Policy years or in the seven Policy years following certain changes in the Policy. Certain changes in the Policy after it is issued could also cause the Policy to be classified as a MEC. Due to the Policy’s flexibility, each Policy’s circumstances will determine whether the Policy is classified as a MEC. Among other things, a reduction in benefits could cause a Policy to become a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax advisor to determine the circumstances, if any, under which your Policy would or would not be classified as a MEC.

Upon issue of your Policy, we will notify you as to whether or not your Policy is classified as a MEC based on the initial premium we receive. If your Policy is not a MEC at issue, then you will also be notified of the maximum amount of additional premiums you can pay without causing your Policy to be classified as a MEC. If a payment would cause your Policy to become a MEC, you and your registered representative will be notified. At that time, you will need to notify us if you want to continue your Policy as a MEC. Unless you notify us that you do want to continue your Policy as a MEC, we will refund the dollar amount of the excess premium that would cause the Policy to become a MEC.

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Multiple Policies. All MECs that we issue (or that our affiliates issue) to the same owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the owner’s income when a taxable distribution occurs.

Distributions (other than Death Benefits) from MECs. Policies classified as MECs are subject to the following tax rules:

•	All distributions other than death benefits from a MEC, including distributions upon surrender, Guaranteed Withdrawal Benefits, and other cash withdrawals, will be treated first as distributions of gain taxable as ordinary income. They will be treated as tax-free recovery of the owner’s investment in the Policy only after all gain has been distributed. Your investment in the Policy is generally your total premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free. Distributions, including Guaranteed Withdrawal Benefits, in excess of basis will be taxable as ordinary income.

•	Loans taken from or secured by (e.g., by assignment) such a Policy are treated as distributions and taxed accordingly. If the Policy is part of a collateral assignment split dollar arrangement, the initial assignment as well as increases in cash value during the assignment may be distributions and taxable.

•	A 10% additional federal income tax is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59 1⁄2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the beneficiary.

•	If a Policy becomes a MEC, distributions (including loans) that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.

Distributions (other than Death Benefits) from Policies that are not MECs. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance policy for federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax. Distributions from or loans from or secured by a Policy that is not a MEC are not subject to the 10% additional tax.

Guaranteed Withdrawal Benefits. Guaranteed Withdrawal Benefits are considered distributions and taxed as such.

Policy Loans. Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. Instead, such loans are treated as indebtedness. If a loan from a Policy that is not a MEC is outstanding when the Policy is surrendered or lapses, the amount of the outstanding indebtedness will be treated as if it were a distribution at that time and taxed accordingly. The tax consequences associated with Policy loans outstanding after age 100 with preferred loan rates are less clear and a tax advisor should be consulted about such loans.

Deductibility of Policy Loan Interest. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

Investment in the Policy. Your investment in the Policy is generally the sum of the premium payments you made. When a distribution from the Policy occurs, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

Withholding. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient’s federal income tax liability. The federal income tax withholding rate is generally 10% of the taxable amount of the distribution. Withholding applies only if the taxable amount of all distributions are at least

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$200 during a taxable year. Some states also require withholding for state income taxes. With the exception of amounts that represent eligible rollover distributions from Pension Plans and 403(b) arrangements, which are subject to mandatory withholding of 20% for federal tax, recipients can generally elect, however, not to have tax withheld from distributions. If the taxable distributions are delivered to foreign countries, U.S. persons may not elect out of withholding. Taxable distributions to non-resident aliens are generally subject to withholding at a 30% rate unless withholding is eliminated under an international treaty with the United States. The payment of death benefits is generally not subject to withholding.

Business Uses of the Policy. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any such arrangement, you should be sure to consult a tax advisor as to tax attributes of the arrangement and its use of life insurance. In recent years, moreover, Congress and the IRS have adopted new rules relating to nonqualified deferred compensation and to life insurance owned by businesses and life insurance used in split-dollar arrangements. The IRS has recently issued new guidance regarding concerns in the use of life insurance in employee welfare benefit plans, including, but not limited to, the deduction of employer contributions and the status of such plans as listed transactions. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax advisor. Recent legislation under Section 101(j) of the Internal Revenue Code has imposed notice, consent and other provisions on policies owned by employees and certain other policies in order to receive death benefits tax-free and added additional reporting requirements.

Alternative Minimum Tax. There also may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policyowner is subject to that tax.

Living Benefit Rider (an Accelerated Death Benefit). We believe that the single-sum payment we make under this rider should be fully excludible from the gross income of the beneficiary, except in certain business contexts. You should consult a tax advisor about the consequences of adding this rider to your Policy, or requesting a single-sum payment.

Continuation of Policy Beyond Age 100. The tax consequences of continuing the Policy beyond the insured’s attained age 100 are unclear and may include taxation of the gain in the Policy or the taxation of the death benefit in whole or in part. You should consult a tax advisor if you intend to keep the Policy in force beyond the insured’s attained age 100.

Other Tax Considerations. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

Special Rules for Pension Plans, Section 403(b) Arrangements and Employee Benefit Plans. If the Policy is purchased in connection with a section 401(a) qualified pension or profit sharing plan, including a section 401(k) plan, or in connection with a section 403(b) plan or program, or in connection with an employee welfare benefit plan, federal and state income and estate tax consequences could differ from those stated in this prospectus. The purchase may also affect the qualified status of the plan. You should consult a qualified tax advisor in connection with such purchase.

Policies owned under these types of plans may be subject to the Employee Retirement Income Security Act of 1974, or ERISA, which may impose additional requirements on the purchase of policies by such plans. You should consult a qualified advisor regarding ERISA.

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Other Policy Information

Payments We Make

We usually pay the amounts of any surrender, cash withdrawal, death benefit proceeds, or settlement options within seven calendar days after we receive all applicable written notices and/or due proofs of death at our mailing address. However, we can postpone such payments if:

•	the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the SEC;
•	the SEC permits, by an order, the postponement for the protection of policyowners;
•	the SEC determines that an emergency exists that would make the disposal of or the determination of the value of, securities held in the separate account not reasonably practicable; or
•	when mandated under applicable law.

If you have submitted a recent check or draft, we have the right to defer payment of surrenders, cash withdrawals, death benefit proceeds, or payments under a settlement option until such check or draft has been honored. We also reserve the right to defer payment of transfers, cash withdrawals, death benefit proceeds, or surrenders from the fixed account for up to six months.

If mandated under applicable law, we may be required to reject a premium payment and/or block a policyowner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or death benefits until instructions are received from the appropriate regulators. We may also be required to provide additional information about you or your account to governmental regulators.

Split Dollar Arrangements

You may enter into a split dollar arrangement with another owner or another person(s) whereby the payment of premiums and the right to receive the benefits under the Policy (i.e., net surrender value of insurance proceeds) are split between the parties. There are different ways of allocating these rights.

For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the premiums and will have the right to receive the net surrender value. The employee may designate the beneficiary to receive any insurance proceeds in excess of the net surrender value. If the employee dies while such an arrangement is in effect, the employer typically would receive from the insurance proceeds the amount that he or she would have been entitled to receive upon surrender of the Policy and the employee’s beneficiary would receive the balance of the proceeds. However, you and your qualified advisor should review and understand the terms of your particular plan, as such terms may vary.

No transfer of Policy rights pursuant to a split dollar arrangement will be binding on us unless in writing and received by us at our mailing address. Split dollar arrangements may have tax consequences. You should consult a tax advisor before entering into a split dollar arrangement.

On July 30, 2002, President Bush signed into law significant accounting and corporate governance reform legislation, known as the Sarbanes-Oxley Act of 2002 (the “Act”). The Act prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

Although the prohibition on loans of publicly-traded companies is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, as long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

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In addition, the IRS issued guidance that affects the tax treatment of split-dollar arrangements and the Treasury Department issued final regulations that would significantly affect the tax treatment of such arrangements. The IRS guidance and the final regulations affect all split dollar arrangements, not just those involving publicly-traded companies. Consult your qualified tax advisor with respect to the effect of this current and proposed guidance on your split dollar Policy.

Policy Termination

Your Policy will terminate on the earliest of:

•	the date the insured dies; or
•	the end of the grace period; or
•	the date the Policy is surrendered.

Supplemental Benefit (Rider)

Living Benefit Rider (an Accelerated Death Benefit)

This supplemental benefit (rider) is available and may be issued automatically on a Policy. We do not assess an administrative charge for this rider. We will reduce the single-sum benefit by a discount factor, however, to compensate us for expected lost income as a result of the early payment of the death benefit. The rider available with the Policies does not build cash value. For purposes of the rider, the primary insured is the person insured under the Policy. This rider may not be available in all states, certain benefits and features may vary by state and they may be available under a different name in some states. Adding this supplemental benefit to an existing Policy or canceling it may have tax consequences; you should consult a tax advisor before doing so.

This rider allows us to pay all or a portion of the death benefit once we receive satisfactory proof at our mailing address that the insured is ill and has a life expectancy of one year or less. A doctor must certify the insured’s life expectancy.

We will pay a “single-sum benefit” equal to:

•	the death benefit on the date we pay the single-sum benefit; multiplied by
•	the election percentage of the death benefit you elect to receive; divided by
•	1 + i (“i” equals the current yield on 90-day Treasury bills or the Policy loan interest rate, whichever is greater) (“discount factor”); minus
•	any indebtedness at the time we pay the single-sum benefit, multiplied by the election percentage.

The single-sum benefit may not be greater than $500,000. The election percentage is a percentage that you select. It may not be greater than 100%.

We will not pay a benefit under the rider if the insured’s terminal condition results from self-inflicted injuries that occur during the period specified in your Policy’s suicide provision.

The rider terminates at the earliest of:

•	the date the Policy terminates;
•	the date a settlement option takes effect;
•	the date we pay a single-sum benefit; or
•	the date you terminate the rider.

For example, suppose before the owner elects the single sum benefit, a Policy has a $400,000 death benefit and a $10,000 loan balance. Suppose that the current yield on 90-day Treasury bills is 4.12% and the Policy loan interest rate is 6%. Because the greater of these is 6%, that is the interest rate that will be used to discount the single sum benefit. The owner elects to accelerate 50% of the death benefit, so the single sum benefit equals $183,679.25, which is [($400,000 x 0.50 / 1.06) – ($10,000 x 0.50)]. After the acceleration, the remaining death benefit is $200,000, which is 50% of $400,000, and all Policy values will be reduced by 50%.

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Additional Information

Sale of the Policies

Distribution and Principal Underwriting Agreement. Our affiliate, TCI, serves as principal underwriter for the Policies. We have entered into a principal underwriting and distribution agreement with TCI for the distribution and sale of the Policies effective May 1, 2007. We reimburse TCI for certain expenses it incurs in order to pay for the distribution of the Policies (e.g., commissions payable to selling firms selling the Policies, as described below.)

Compensation to Broker-Dealers Selling the Policies. The Policies are offered to the public through broker-dealers (“selling firms”) that are licensed under the federal securities laws; the selling firm and/or its affiliates are also licensed under state insurance laws. The selling firms have entered into written selling agreements with us and with AFSG as principal underwriter for the Policies. We pay commissions through TCI to the selling firms for their sales of the Policies.

A limited number of affiliated and unaffiliated broker-dealers may also be paid commissions and overrides to “wholesale” the Policies, that is, to provide sales support and training to sales representatives at selling firms. We may also provide compensation to a limited number of broker-dealers for providing ongoing service in relation to Policies that have already been purchased.

The selling firms are paid commissions for the promotion and sale of the Policies according to one or more schedules. The amount and timing of commissions may vary depending on the selling agreement. The sales commission to broker-dealers is expected to be, on average, 7% of all premiums made during the first Policy year, plus 1% of all premiums made during the renewal Policy years. We will pay an additional trail commission of up to 0.45% of the Policy’s subaccount value (payable quarterly) if the cash value (minus amounts attributable to loans) equals at least $5,000.

Policies issued with the 5-year surrender charge schedule pay lower compensation than those Policies issued with a 6-year surrender charge schedule.

To the extent permitted by FINRA rules, Western Reserve, ISI and other affiliated parties may pay (or allow other broker-dealers to provide) promotional incentives or payments in the form of cash or non-cash compensation or reimbursement to some, but not all, selling firms. These arrangements are sometimes referred to as “revenue sharing” arrangements and are described further below.

The registered representative who sells you the Policy typically receives a portion of the compensation we (and our affiliates) pay to the selling firms, depending on the agreement between the selling firm and its registered representative and the firm’s internal compensation program. These programs may include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about the compensation your sales representative, and the selling firm that employs your sales representative, may receive in connection with your purchase of a Policy. Also inquire about any revenue sharing arrangements that we and our affiliates may have with the selling firm, including the conflicts of interests that such arrangements may create.

Special Compensation that We Pay to Affiliated Wholesaling and Selling Firms. Our parent company provides paid-in capital to TCI and pays the cost of TCI’s operating and other expenses, including costs for facilities, legal and accounting services, and other internal administrative functions.

Western Reserve’s two main distribution channels are ISI and WGS, both affiliates, who sell Western Reserve products.

Western Reserve underwrites the cost of ISI’s various facilities, third-party services and internal administrative functions, including employee salaries, sales representative training and computer systems that are provided directly to ISI. These facilities and services are necessary for ISI’s administration and operation, and Western Reserve is compensated by ISI for these expenses based on ISI’s usage. In addition, Western Reserve and other affiliates pay for certain sales expenses of ISI, including the costs of preparing and producing prospectuses and sales promotional materials for the Policy.

Sales representatives and their managers at ISI and WGS may receive directly or indirectly additional cash benefits and non-cash compensation or reimbursements from us or our affiliates. Additional compensation or

47

reimbursement arrangements may include payments in connection with the firm’s conferences or seminars, sales or training programs for invited selling representatives and other employees, seminars for the public, trips (such as travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items, and payments, loans or loan guaranties to assist a firm or representative in connection with systems, operating, marketing and other business expenses. The amounts may be significant and may provide us with increased access to the sales representatives.

In addition, ISI’s managers and/or sales representatives who meet certain productivity standards may be eligible for additional compensation. Sales of the Policies by affiliated selling firms may help sales representatives and/or their managers qualify for certain benefits, and may provide such persons with special incentive to sell our Policies. For example, ISI’s and WGS’s registered representatives, general agents, marketing directors and supervisors may be eligible to participate in a voluntary stock purchase plan that permits participants to purchase stock of AEGON N.V. (Western Reserve’s ultimate parent) by allocating a portion of the commissions they earn to purchase such shares. A portion of the contributions of commissions by ISI’s representatives may be matched by ISI. ISI’s and WGS’s registered representatives may also be eligible to participate in a stock option and award plan. Registered representatives who meet certain production goals will be issued options on the stock of AEGON N.V.

Additional Compensation that We Pay to Selected Selling Firms. We may pay certain selling firms additional cash amounts for “preferred product” treatment of the Policies in their marketing programs in order to receive enhanced marketing services and increased access to their sales representatives. In exchange for providing us with access to their distribution network, such selling firms may receive additional compensation or reimbursement for, among other things, the hiring and training of sales personnel, marketing, sponsoring of conferences and seminars, and/or other services they provide to us and our affiliates. To the extent permitted by applicable law, we and other parties may allow other non-cash incentives and compensation to be paid to these selling firms. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements may differ between selling firms. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Policy and other corporate revenue.

Special compensation arrangements are calculated in different ways by different selling firms and may be based on past or anticipated sales of the Policies or other criteria. For instance, Western Reserve made flat fee payments to several selling firms with payments ranging from $2,000 to $15,750 in 2007 for the sales of the Western Reserve’s insurance products.

During 2007, we had entered into “preferred product” arrangements with ISI, WGS, Berthel Fisher & Co Financial Services, H. Beck Inc., First Founders Securities Inc., Harbour Investments Inc., Coordinated Capital Securities, Inc., Trustmont Financial Group, Inc., Packerland Brokerage Services, Inc. and Investors Capital Corp. We paid the following amounts (in addition to sales commissions and expense allowances) to these firms:

Name of Firm	Aggregate Amount Paid During 2007
H. Beck, Inc.	$10,000
Berthel Fisher	$10,000
Investors Capital Corp.	$15,750
First Founders Securities, Inc.	$2,725
Harbour Investments, Inc.	$6,000
Coordinated Capital Securities, Inc.	$2,000
Trustmont Financial Group, Inc.	$2,000
Packerland Brokerage Services, Inc.	$3,000

No specific charge is assessed directly to policyowners or the separate account to cover commissions and other incentives or payments described above. We do intend to recoup commissions and other sales expenses and incentives we pay, however, through fees and charges deducted under the Policy and other corporate revenue.

You should be aware that a selling firm or its sales representatives may receive different compensation or incentives for selling one product over another. In some cases, these payments may create an incentive for the selling firm or its sales representatives to recommend or sell this Policy to you. You may wish to take such payments into account when considering and evaluating any recommendation relating to the Policies.

48

Legal Proceedings

Western Reserve, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, at the present time there are no pending or threatened lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on Western Reserve’s ability to meet its obligations under the Policy.

Financial Statements

The financial statements of Western Reserve are included in the SAI. There are no separate account financials because the separate account commenced operations recently.

Performance Data

Rates of Return

When the first subaccount investing in the underlying portfolios has been in operation for 1, 3, 5, and 10 years, the total return for these periods will be provided, adjusted to reflect certain fees and charges for the Policy. Because the subaccounts have not commenced operations as of the date of this prospectus, we are not showing performance for the subaccounts. This information does not represent or project future investment performance.

These rates of return do not reflect charges that are deducted under the Policy or from the separate account (such as mortality and expense risk charge, premium expense charge, monthly deductions or the surrender charge). If these charges were deducted, performance would be significantly lower. These rates of return are not estimates, projections or guarantees of future performance.

Some portfolios began operation before their corresponding subaccount. For these portfolios, we have included in the Table below adjusted portfolio performance from the portfolio’s inception date. The adjusted portfolio performance is designed to show the performance that would have resulted if the existing subaccount had been in operation during the time the portfolio was in operation.

We also show below comparable figures for the unmanaged Standard & Poor’s Index of 500 Common Stocks (“S&P 500”), a widely used measure of stock market performance. The S&P 500 does not reflect any deduction for the expenses of operating and managing an investment portfolio.

Table 1

Adjusted Historical Portfolio Average Annual Total Return

For the Periods Ended on December 31, 2007

Portfolio*	1 Year	3 Years	5 Years	10 Years or Inception	Portfolio Inception Date

Transamerica Balanced VP	10.06%	6.74%	7.62%	5.31%	05/01/02
Transamerica Convertible Securities VP	14.93%	7.49%	10.26%	7.24%	05/01/02
Transamerica Equity VP† (1)	12.65%	10.20%	13.77%	6.37%	12/31/80
Transamerica Growth Opportunities VP(2)	19.24%	10.96%	14.40%	9.04%	05/02/01
Transamerica Money Market VP† (3)	3.78%	0.90%	(0.38)%	0.98%	10/02/86
Transamerica Small/Mid Cap Value VP†	20.84%	14.95%	25.85%	1141%	05/04/93
Transamerica U.S. Government Securities VP† (4)	2.74%	0.58%	0.30%	1.21%	05/13/94
Transamerica Value Balanced VP†	3.38%	6.01%	8.09%	2.90%	01/03/95

S&P 500†	3.53%	6.61%	10.79%	4.23%	10/02/86

* Effective May 1, 2008, all Transamerica Series Trust portfolios were renamed. The former names of the portfolios listed above were Transamerica Balanced, Transamerica Convertible Securities, Transamerica Equity, Transamerica Growth Opportunities, Transamerica Money Market, Transamerica Small/Mid Cap Value, Transamerica U.S. Government Securities and Transamerica Value Balanced, respectively.

†	Shows ten year performance.

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(1)	The historical financial information for periods prior to May 1, 2002 has been derived from the financial history of the predecessor portfolio, Growth Portfolio of Transamerica Variable Insurance Fund, Inc.
(2)	The historical financial information for periods prior to May 1, 2002 has been derived from the financial history of the predecessor portfolio, Small Company Portfolio of Transamerica Variable Insurance Fund, Inc.
(3)	The current yield more closely reflects the current earnings of the subaccount than the total return. An investment in this subaccount is not insured or guaranteed by the FDIC. While this subaccount’s investment in shares of the underlying portfolio seeks to preserve its value at $1.00 per share, it is possible to lose money by investing in this subaccount.
(4)	The historical financial information for periods prior to May 1, 2002 has been derived from the financial history of the predecessor portfolio, Dreyfus U.S. Government Securities Portfolio of Endeavor Series Trust.

The annualized yield for the WRL Transamerica Money Market VP portfolio for the seven days ended December 31, 2007 was 0.5%.

Additional information regarding the investment performance of the portfolios appears in the fund prospectuses, which accompany this prospectus.

Table of Contents of the Statement of Additional Information

Glossary

The Policy – General Provisions

Ownership Rights

Our Right to Contest the Policy

Suicide Exclusion

Misstatement of Age or Gender

Modifying the Policy

Mixed and Shared Funding

Additional Information

Settlement Options

Additional Information about Western Reserve and the Separate Account

Legal Matters

Variations in Policy Provisions

Personalized Illustrations of Policy Benefits

Sale of the Policies

Reports to Owners

Records

Independent Registered Public Accounting Firm

Experts

Financial Statements

Underwriters

Underwriting Standards

IMSA

Performance Data

Other Performance Data in Advertising Sales Literature

Western Reserve’s Published Ratings

Index to Financial Statements

Western Reserve Life Assurance Co. of Ohio

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Glossary

accounts	The options to which you can allocate your money. The accounts include the fixed account and the subaccounts in the separate account.

administrative office	Our administrative office address is P.O. Box 5068, Clearwater, Florida, 33758-5068. Our street address is 570 Carillon Parkway, St. Petersburg, Florida, 33716. Our phone number is 1-800-851-9777; ; our facsimile numbers are 1-727-299-1648 (for interfund transactions); and 1-727-299-1620 for all other requests. Our administrative office serves as the recipient of all website (www.westernreserve.com), telephonic and facsimile transactions, including, but not limited to transfer requests and premium payments made by wire transfer and through electronic credit and debit transactions (e.g., payments through direct deposit, debit transfers, and forms of e-commerce payments). Our hours are Monday – Friday from 8:30 a.m. – 7:00 p.m. Eastern time. The administrative office serves as the recipient of all website, facsimile and telephonic transactions. Please do not send any checks, correspondence or notices to this office; send them to the mailing address.

amount at risk	The death benefit, as described in the Policy, less the cash value of the Policy.

attained age	The issue age of the person insured, plus the number of completed years since the Policy date.

beneficiary(ies)	The person or persons you select to receive the death benefit proceeds from the Policy. You name the primary beneficiary and contingent beneficiaries.

cash value	At the end of any valuation period, the sum of your Policy’s value in the subaccounts and the fixed account. If there is a Policy loan outstanding, the cash value includes any amounts held in our fixed account to secure the Policy loan.

death benefit proceeds	The amount we will pay to the beneficiary(ies) on the insured’s death. We will reduce the death benefit proceeds by the amount of any outstanding loan amount, including any accrued loan interest, and any due and unpaid monthly deductions.

Designated Subaccount Percentage	A percentage limitation on the sum of the value in each of the Designated Subaccounts, expressed as a percent of cash value.

fixed account	An allocation option other than the separate account to which you may allocate net premiums and cash value. We guarantee that any amounts you allocate to the fixed account will earn interest at a declared rate. The fixed account is part of our general account.

free-look period	The period during which you may return the Policy and receive a refund as described in the prospectus. The length of the free-look period varies by state. The free-look period is listed in the Policy.

funds	Investment companies that are registered with the U.S. Securities and Exchange Commission. The Policy allows you to invest in the portfolios of the funds through our subaccounts.

Guaranteed Withdrawal Benefit	The guarantee that, under specified conditions, withdrawals can continue without lapsing the Policy or incurring a negative cash value, even if the cash value reaches zero.

in force	While coverage under the Policy is active and the insured’s life remains insured.

initial coverage	The initial coverage is the amount of life insurance that you have selected and shown on the Policy’s schedule pages that you receive when the Policy is issued. After that date, the amount of insurance will fluctuate according to the Policy death benefit.

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initial premium	The amount you must pay before insurance coverage begins under the Policy. The initial premium is shown on the schedule pages of your Policy.

insured	The person whose life is insured by the Policy.

issue age	The insured’s age on his or her birthday on or before the Policy date.

lapse	When life insurance coverage ends and the Policy terminates because you do not have enough cash value in the Policy to pay the monthly deductions, the surrender charge and any outstanding loan amount, including accrued loan interest, and you have not made a sufficient payment by the end of a grace period.

loan reserve account	A part of the fixed account to which amounts are transferred as collateral for Policy loans.

mailing address	Our mailing address is 4333 Edgewood Road, N.E., Cedar Rapids, Iowa, 52499. All premium payments, loan repayments, correspondence and notices must be sent to this address.

Monthiversary	This is the day of each month when we determine Policy charges and deduct them from cash value. It is the same date each month as the Policy date. If there is no valuation date in the calendar month that coincides with the Policy date, the Monthiversary is the next valuation date.

monthly deductions	The monthly Policy charge, plus the monthly cost of insurance, plus the portion of the monthly deductions for benefits provided by riders attached to the Policy, if any, plus the monthly fixed account asset based charge, all of which are deducted from the Policy’s cash value on each Monthiversary.

mortality and expense risk charge	This charge is a daily deduction from each subaccount that is taken before determining the unit value of that subaccount.

net premium	The part of your premium that we allocate to the fixed account or the subaccounts. The net premium is equal to the premium you paid minus the premium expense charge.

net surrender value	The amount we will pay you if you surrender the Policy while it is in force. The net surrender value on the date you surrender is equal to: the cash value minus any surrender charge, and minus any outstanding loan amount and accrued loan interest.

no lapse guarantee	The guarantee that we will not begin a grace period or lapse the Policy as long as there is no loan outstanding and the value of either the Guaranteed Withdrawal Benefit Base or the Guaranteed Minimum Death Benefit is positive.

NYSE	The New York Stock Exchange.

Policy	The WRL Benefactor variable life insurance policy without any supplemental riders (benefits).

Policy date	The date when our underwriting process is complete, full life insurance coverage goes into effect, the initial premium payment has been received, and we begin to take the monthly deductions. The Policy date is shown on the schedule pages of your Policy. We measure Policy months, years, and anniversaries from the Policy date.

portfolio	One of the separate investment portfolios of a fund.

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premium expense charge	The charge that is deducted from each premium payment before determining the net premium that will be credited to the cash value.

premiums	All payments you make under the Policy other than loan repayments.

reallocation account	That portion of the fixed account where we hold the net premium(s) from the record date until the reallocation date.

reallocation date	The date we reallocate all cash value held in the reallocation account to the fixed account and subaccounts you selected on your application. We place your net premium in the reallocation account (or as otherwise mandated by state law) only if your state requires us to return the full premium in the event you exercise your free-look right. In those states, the reallocation date is the record date plus fifteen days. In all other states, the reallocation date is the Policy date.

record date	The date we record your Policy on our books as an in force Policy. The record date is generally the Policy date.

replacement transaction	A transaction in which a policyowner withdraws the cash value in an existing life insurance or annuity contract to purchase a new insurance contract.

separate account	The WRL Series Life Account G. It is a separate investment account that is divided into subaccounts. We established the separate account to receive and invest net premiums under the Policy and other variable life insurance policies we issue.

subaccount	A subdivision of the separate account that invests exclusively in shares of one investment portfolio of a fund. Subaccounts may be Designated Subaccounts or not.

surrender charge	If, during the first 5 or 6 Policy years (or during the 5-year or 6-year period following payment of an additional premium payment), you fully surrender the Policy, we will deduct a surrender charge from your cash value. The length of the surrender charge period applicable under your Policy will depend upon whether you purchase the Policy through certain replacement transactions, or from other sources.

termination	When the insured’s life is no longer insured under the Policy or any rider, and the Policy or any rider is no longer in force.

valuation date	Each day the New York Stock Exchange is open for normal trading. Western Reserve is open for business whenever the New York Stock Exchange is open.

valuation period	The period of time over which we determine the change in the value of the subaccounts. Each valuation period begins at the close of normal trading on the New York Stock Exchange (usually 4:00 p.m. Eastern time on each valuation date) and ends at the close of normal trading of the New York Stock Exchange on the next valuation date.

we, us, our (Western Reserve)	Western Reserve Life Assurance Co. of Ohio.

written notice	The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept, (2) contain the information and documentation that we determine we need to take the action you request, and (3) be received at our mailing address.

you, your (owner or policyowner)	The person entitled to exercise all rights as owner under the Policy.

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Appendix A

Illustrations

The following illustrations show how certain values under a sample Policy would change with different rates of fictional investment performance over an extended period of time. In particular, the illustrations show how the death benefit, cash value, and net surrender value under a Policy issued to an insured of a given age, would change over time if the premiums indicated were paid and the return on the assets in the subaccounts were a uniform gross annual rate (before any expenses) of 0%, 6% or 10%. The tables illustrate Policy value that would result based on assumptions that you pay the premiums indicated, and you do not take any cash withdrawals or Policy loans, other than as illustrated. The values under the Policy will be different from those shown even if the returns averaged 0%, 6% or 10%, but fluctuated over and under those averages throughout the years shown.

We based the illustration on page 55 on a Policy for an insured who is a 65 year old male in the Simplified Issue Non-Tobacco rate class (the “representative insured”), Base premium paid at issue of $100,000, and $158,876 initial coverage. The illustration on that page also assumes cost of insurance charges based on our current cost of insurance rates for the representative insured.

The illustration for the representative insured on page 56 is based on the same factors as those on page 55, except the cost of insurance charges are based on the guaranteed cost of insurance rates and expenses (based on the Commissioners 1980 Standard Ordinary Tobacco and Non-Tobacco Mortality Tables).

The illustration for the representative insured on page 57 is based on the same factors as those on page 55. Additionally, the insured has also elected the Guaranteed Withdrawal Benefit at the first opportunity annually.

The illustration for the representative insured on page 58 is based on the same factors as those on page 56. Additionally, the insured has also elected the Guaranteed Withdrawal Benefit at the first opportunity annually.

The amounts shown in the illustrations for the death benefits, cash values and net surrender values take into account the amount and timing of all Policy, subaccount and portfolio fees assessed under the Policy. The current illustration uses the current charges, and the guaranteed illustration uses the guaranteed charges. These charges are:

(1)	the charge for assuming mortality and expense risks assessed against each subaccount. This charge is an approximation of an annual charge of 3.20% of the average net assets of the subaccounts in all Policy years;
(2)	estimated expenses equivalent to an average annual expense level of 0.70% of the portfolios’ gross average daily net assets. The 0.70% gross average portfolio expense level assumes an equal allocation of the Designated Subaccount Percentage (35%) among the 5 Designated Subaccounts available to new investors and the balance (65%) equally allocated among the remaining 3 subaccounts. We used annualized actual audited expenses incurred during 2007 for the portfolios to calculate the gross average annual expense level; and
(3)	the premium expense charge (0% of all premium payments in the first Policy year and 3% of all premiums paid thereafter) and cash value charges using the current monthly Policy charge.

The hypothetical returns shown in the tables are provided only to illustrate the mechanics of a hypothetical policy and do not represent past or future investment rates of return. Tax charges that may be attributable to the separate account are not reflected because we are not currently making such charges. If tax charges are deducted in the future, the separate account would have to earn a sufficient amount in excess of 0%, 6% or 10% or cover any tax charges to produce after tax returns of 0%, 6% or 10%. Your actual rates of return for a particular Policy likely will be more or less than the hypothetical investment rates of return. The actual return on your cash value will depend on factors such as the amounts you allocate to particular portfolios, the amounts deducted for the Policy’s monthly charges and other charges, the portfolios’ expense ratios, and your loan and withdrawal history, in addition to the actual investment experience of the portfolios.

We will furnish the owner, upon request, a personalized illustration reflecting the proposed insured’s age, gender, risk classification and desired Policy features. Contact your registered representative or our administrative office. (See prospectus back cover – Inquiries.)

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WRL BENEFACTOR

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

HYPOTHETICAL ILLUSTRATIONS

MALE ISSUE AGE 65

Initial Coverage $158,876	Simplified Issue Non-Tobacco Class
Premium $100,000	Without the GWB Elected

Using Current Cost of Insurance Rates

	DEATH BENEFIT Assuming Hypothetical Gross and Net Annual Investment Return of			CASH VALUE Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -0.70% (Net)	6% (Gross) 5.30% (Net)	10% (Gross) 9.30% (Net)	0% (Gross) -0.70% (Net)	6% (Gross) 5.30% (Net)	10% (Gross) 9.30% (Net)
1	152,680	162,213	168,568	96,100	102,100	106,100
2	142,996	161,409	174,304	92,352	104,244	112,572
3	134,093	160,809	180,460	88,750	106,433	119,439
4	125,856	160,355	186,999	85,289	108,668	126,725
5	118,238	160,054	193,961	81,963	110,950	134,455
6	111,195	159,918	201,389	78,766	113,280	142,657
7	104,677	159,943	209,312	75,694	115,659	151,359
8	100,000	160,098	217,723	72,742	118,088	160,592
9	100,000	160,381	226,652	69,905	120,568	170,388
10	100,000	160,789	235,130	67,179	123,100	180,781
15	100,000	166,375	296,096	55,062	136,580	243,070
20	100,000	176,600	380,876	45,130	151,536	326,819
25	100,000	189,476	495,215	36,990	168,129	439,425
30 (Age 95)	100,000	202,266	640,636	30,318	186,540	590,829
35 (Age 100)	100,000	212,448	815,435	24,850	206,967	794,399

	NET SURRENDER VALUE Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -0.70% (Net)	6% (Gross) 5.30% (Net)	10% (Gross) 9.30% (Net)	End of Policy Year	0% (Gross) -0.70% (Net)	6% (Gross) 5.30% (Net)	10% (Gross) 9.30% (Net)
1	89,100	95,100	99,100	20	45,130	151,536	326,819
2	87,352	99,244	107,572	25	36,990	168,129	439,425
3	84,750	102,433	115,439	30 (Age 95)	30,318	186,540	590,829
4	82,289	105,668	123,725	35 (Age 100)	24,850	206,967	794,399
5	79,963	108,950	132,455
6	78,766	113,280	142,657
7	75,694	115,659	151,359
8	72,742	118,088	160,592
9	69,905	120,568	170,388
10	67,179	123,100	180,781
15	55,062	136,580	243,070

55

WRL BENEFACTOR

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

HYPOTHETICAL ILLUSTRATIONS

MALE ISSUE AGE 65

Initial Coverage $158,876	Simplified Issue Non-Tobacco
Premium $100,000	Without the GWB Elected

Using Guaranteed Cost of Insurance Rates

	DEATH BENEFIT Assuming Hypothetical Gross and Net Annual Investment Return of			CASH VALUE Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -0.70% (Net)	6% (Gross) 5.30% (Net)	10% (Gross) 9.30% (Net)	0% (Gross) -0.70% (Net)	6% (Gross) 5.30% (Net)	10% (Gross) 9.30% (Net)
1	148,728	158,014	164,204	93,612	99,457	103,353
2	135,309	152,759	164,979	87,388	98,657	106,550
3	123,145	147,750	165,848	81,505	97,789	109,768
4	112,077	142,928	166,759	75,952	96,858	113,008
5	102,009	438,291	167,721	70,713	95,864	116,265
6	100,000	133,831	168,731	65,520	94,801	119,523
7	100,000	129,522	169,768	59,858	93,661	122,763
8	100,000	125,318	170,776	53,561	92,434	125,964
9	100,000	121,209	171,741	46,421	91,120	129,108
10	100,000	117,197	172,667	38,174	89,726	132,194
15	100,000	100,000	178,692	*	81,827	146,691
20	100,000	100,000	183,545	*	54,455	157,495
25	100,000	100,000	183,237	*	*	162,594
30 (Age 95)	100,000	100,000	180,621	*	*	166,578
35 (Age 100)	100,000	100,000	182.794	*	*	178.078

	NET SURRENDER VALUE Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -0.70% (Net)	6% (Gross) 5.30% (Net)	10% (Gross) 9.30% (Net)	End of Policy Year	0% (Gross) -0.70% (Net)	6% (Gross) 5.30% (Net)	10% (Gross) 9.30% (Net)
1	86,612	92,457	96,353	20	*	54,455	157,495
2	82,388	93,657	101,550	25	*	*	162,594
3	77,505	93,789	105,768	30 (Age 95)	*	*	166,578
4	72,952	93,858	110,008	35 (Age 100)	*	*	178.078
5	68,713	93,864	114,265
6	65,520	94,801	119,523
7	59,858	93,661	122,763
8	53,561	92,434	125,964
9	46,421	91,120	129,108
10	38,174	89,726	132,194
15	*	81,827	146,691

*Although the Net Surrender Value is zero in these years, the Policy remains in force due to the No Lapse Guarantee.

56

WRL BENEFACTOR

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

HYPOTHETICAL ILLUSTRATIONS

MALE ISSUE AGE 65

Initial Coverage $158,876	Simplified Issue Non-Tobacco Class
Premium $100,000	Electing the GWB

Using Current Cost of Insurance Rates

	DEATH BENEFIT Assuming Hypothetical Gross and Net Annual Investment Return of			CASH VALUE Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -0.70% (Net)	6% (Gross) 5.30% (Net)	10% (Gross) 9.30% (Net)	0% (Gross) -0.70% (Net)	6% (Gross) 5.30% (Net)	10% (Gross) 9.30% (Net)
1	152,680	162,213	168,568	96,100	102,100	106,100
2	135,279	153,654	166,524	87,369	99,235	107,547
3	119,327	145,515	164,813	78,978	96,311	109,083
4	104,644	137,713	163,371	70,914	93,325	110,712
5	91,121	130,230	162,205	63,165	90,276	112,441
6	78,658	123,048	161,323	55,718	87,163	114,275
7	67,156	116,141	160,721	48,562	83,985	116,221
8	57,304	109,463	160,367	41,684	80,740	118,286
9	50,175	102,994	160,260	35,075	77,426	120,477
10	42,757	96,713	160,398	28,724	74,044	122,801
15	899	68,259	166,559	495	56,034	136,731
20	**	42,016	181,173	**	36,053	155,460
25	**	15,646	203,557	**	13,883	180,642
30 (Age 95)	**	**	232,584	**	**	214,501
35 (Age 100)	**	**	266,911	**	**	260,025

	NET SURRENDER VALUE Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -0.70% (Net)	6% (Gross) 5.30% (Net)	10% (Gross) 9.30% (Net)	End of Policy Year	0% (Gross) -0.70% (Net)	6% (Gross) 5.30% (Net)	10% (Gross) 9.30% (Net)
1	89,100	95,100	99,100	20	**	36,053	155,460
2	82,369	94,235	102,547	25	**	13,883	180,642
3	74,978	92,311	105,083	30 (Age 95)	**	**	214,501
4	67,914	90,325	107,712	35 (Age 100)	**	**	260,025
5	61,165	88,276	110,441
6	55,718	87,163	114,275
7	48,562	83,985	116,221
8	41,684	80,740	118,286
9	35,075	77,426	120,477
10	28,724	74,044	122,801
15	495	56,034	136,731

**Although the Net Surrender Value is zero in these years, the Guaranteed Withdrawal Benefit can continue after the Cash Value and Death Benefit reach zero.

57

WRL BENEFACTOR

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

HYPOTHETICAL ILLUSTRATIONS

MALE ISSUE AGE 65

Initial Coverage $158,876	Simplified Issue Non-Tobacco
Premium $100,000	Electing the GWB

Using Guaranteed Cost of Insurance Rates

	DEATH BENEFIT Assuming Hypothetical Gross and Net Annual Investment Return of			CASH VALUE Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -0.70% (Net)	6% (Gross) 5.30% (Net)	10% (Gross) 9.30% (Net)	0% (Gross) -0.70% (Net)	6% (Gross) 5.30% (Net)	10% (Gross) 9.30% (Net)
1	148,728	158,014	164,204	93,612	99,457	103,353
2	127,611	145,021	157,216	82,416	93,660	101,536
3	108,611	132,702	150,457	71,885	87,830	99,581
4	91,483	120,970	143,862	61,996	81,978	97,491
5	76,007	109,799	137,424	52,688	76,113	95,263
6	67,028	99,152	131,129	43,750	70,236	92,887
7	58,694	88,987	124,948	34,870	64,349	90,353
8	49,350	79,250	118,830	26,065	58,454	87,648
9	38,498	69,920	112,762	17,400	52,562	84,770
10	25,095	60,983	106,744	9,046	46,688	81,723
15	**	22,477	78,182	**	17,699	64,180
20	**	**	49,696	**	**	42,642
25	**	**	20,310	**	**	18,022
30 (Age 95)	**	**	**	**	**	**
35 (Age 100)	**	**	**	**	**	**

	NET SURRENDER VALUE Assuming Hypothetical Gross and Net Annual Investment Return of
End of Policy Year	0% (Gross) -0.70% (Net)	6% (Gross) 5.30% (Net)	10% (Gross) 9.30% (Net)	End of Policy Year	0% (Gross) -0.70% (Net)	6% (Gross) 5.30% (Net)	10% (Gross) 9.30% (Net)
1	86,612	92,457	96,353	20	**	**	42,642
2	77,416	88,660	96,536	25	**	**	18,022
3	67,885	83,830	95,581	30 (Age 95)	**	**	**
4	58,996	78,978	94,491	35 (Age 100)	**	**	**
5	50,688	74,113	93,263
6	43,750	70,236	92,887
7	34,870	64,349	90,353
8	26,065	58,454	87,648
9	17,400	52,562	84,770
10	9,046	46,688	81,723
15	**	17,699	64,180

**Although the Net Surrender Value is zero in these years, the Guaranteed Withdrawal Benefit can continue after the Cash Value and Death Benefit reach zero.

58

Prospectus Back Cover

Personalized Illustrations of Policy Benefits

To help you understand how your Policy values could vary over time under different sets of assumptions, we will provide you, without charge and upon request, with certain personalized hypothetical illustrations showing the death benefit, net surrender value and cash value. These hypothetical illustrations will be based on the age and insurance risk characteristics of the insured persons under your Policy and such factors as the initial coverage, death benefit, premium payment amounts, and hypothetical rates of return (within limits) that you request. The illustrations are not a representation or guarantee of investment returns or cash value.

Inquiries

To learn more about the Policy, you should read the SAI dated the same date as this prospectus. The SAI has been filed with the SEC and is incorporated herein by reference. The table of contents of the SAI is included near the end of this prospectus.

For a free copy of the SAI, for other information about the Policy, and to obtain personalized illustrations, please contact your registered representative, or our administrative office at:

Western Reserve Life

570 Carillon Parkway

St. Petersburg, Florida 33716

1-800-851-9777

Facsimile: 1-727-299-1620 (1-727-299-1648 for interfund transactions)

(Monday - Friday from 8:30 a.m. - 7:00 p.m. Eastern time)

www.westernreserve.com

More information about the Registrant (including the SAI) may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. For information on the operation of the Public Reference Room, please contact the SEC at 202-551-8090. You may also obtain copies of reports and other information about the Registrant on the SEC’s website at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. The Registrant’s file numbers are listed below.

TCI serves as the principal underwriter for the Policies. More information about TCI is available at http://www.finra.com or by calling 1-800-289-9999. You also can obtain an investor brochure from the Financial Regulatory Authority (“FINRA”) (formerly, NASD), Inc. describing its Public Disclosure Program.

SEC File No. 333-135803/811-21929

MS434000-05/2008

59

PART B

INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

SUPPLEMENT DATED OCTOBER 1, 2014

TO STATEMENT OF ADDITIONAL INFORMATION DATED MAY 1, 2008

FOR

WRL BENEFACTORSM

An Individual Flexible Premium Variable Life Insurance Policy

Issued through

WRL Series Life Account G

By

Transamerica Premier Life Insurance Company

This Supplement modifies certain information contained in your WRL Benefactor Statement of Additional Information (“SAI”). Please read it carefully and retain it for future reference. All terms that are not defined in this supplement shall have the same meanings as the same terms used in the SAI.

The Merger. Effective on or about October 1, 2014, Western Reserve Life Assurance Co. of Ohio (“WRL” or “Western Reserve”) merged with and into its affiliate, Transamerica Premier Life Insurance Company (“TPLIC” or “Transamerica Premier”) (prior to July 31, 2014, known as Monumental Life Insurance Company). Before the Merger, your Policy was issued by WRL. Upon consummation of the Merger, WRL’s corporate existence ceased by operation of law, and TPLIC assumed legal ownership of all of the assets of WRL, including the separate account funding the Policies, and the assets of the separate account. As a result of the Merger, TPLIC became responsible for all liabilities and obligations of WRL, including those created under the Policies. The Policies have thereby become flexible premium variable life insurance policies funded by a separate account of TPLIC. Accordingly, all references in the SAI to Western Reserve Life Assurance Co. of Ohio are amended to refer to Transamerica Premier Life Insurance Company.

Please Note: Upon receipt of all regulatory approvals, anticipated to be by year-end, the link for all electronic transactions will change from www.westernreserve.com to www.premier.transamerica.com.

The following replaces the section entitled “Additional Information - Additional Information about Western Reserve and the Separate Account”:

Additional Information about Transamerica Premier and the Separate Account

Transamerica Premier Life Insurance Company (“Transamerica Premier”) was originally founded in 1858 in the state of Maryland as “Maryland Mutual Life and Fire Insurance Company of Baltimore” and was the state’s first insurance company; it then changed its name to Monumental Life Insurance Company in 1935. Monumental Life Insurance Company changed its name to Transamerica Premier Life Insurance Company on July 31, 2014. Transamerica Premier is incorporated under Iowa law and is principally engaged in offering life insurance policies and annuity contracts. Transamerica Premier is licensed to sell insurance in all states (except New York), Puerto Rico, Guam, and in the District of Columbia. Transamerica Premier submits annual statements on its operations and finances to insurance officials in all states and jurisdictions in which it does business. The Policy described in the prospectus has been filed with, and where required, approved by, insurance officials in those jurisdictions in which it is sold.

Transamerica Premier established the separate account as a separate investment account under Ohio law in 1985 and the separate account was re-domesticated to Iowa in 2014. Transamerica Premier owns the assets in the separate account and is obligated to pay all benefits under the Policies. The separate account is used to support other life insurance policies of Transamerica Premier, as well as for other purposes permitted by law. The separate account is registered with the SEC as a unit investment trust under the 1940 Act and qualifies as a “separate account” within the meaning of the federal securities laws.

Transamerica Premier holds the assets of the separate account physically segregated and apart from the general account. Transamerica Premier maintains records of all purchases and sales of portfolio shares by each of the subaccounts. A blanket bond was issued to AEGON USA, Inc. (“AEGON USA”) in the aggregate amount of $12 million, covering all of the employees of AEGON USA and its affiliates, including Transamerica Premier. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc. providing fidelity coverage, covers the activities of registered representatives of TCI to a limit of $10 million.

The following replaces the section entitled “Additional Information – Legal Matters”:

Arthur D. Woods, Vice President and Senior Counsel of Transamerica Premier, has provided legal advice on certain matters in connection with the issuance of the Policy.

The following updates the section “Sale of the Policies”:

The Policies are no longer sold to new purchasers.

The following replaces the paragraph under the heading “Independent Registered Public Accounting Firm”:

The financial statements of the separate account at December 31, 2013, and for the periods disclosed in the financial statements, and the statutory-basis financial statements and schedules of Transamerica Premier and Western Reserve Life Assurance Co. of Ohio (“Western Reserve”) at December 31, 2013 and 2012 (restated for Western Reserve), and for each of the three years in the period ended December 31, 2013, appearing herein, have been audited by Ernst & Young LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309, independent registered public accounting firm, as set forth in the firm’s respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

The following replaces the paragraphs under the heading “Financial Statements”:

Western Reserve and Transamerica Premier’s statutory-basis financial statements and schedules, which include the Report of Independent Registered Public Accounting Firm, appear on the following pages. These statutory-basis financial statements and schedules should be distinguished from the separate account’s financial statements, and you should consider these statutory-basis financial statements and schedules only as bearing upon Transamerica Premier’s ability to meet its obligations under the Policies. You should not consider our statutory-basis financial statements and schedules as bearing upon the investment performance of the assets held in the separate account.

Western Reserve’s and Transamerica Premier’s statutory-basis financial statements and schedules at December 31, 2013 and 2012 (restated for Western Reserve) and for each of the three years in the period ended December 31, 2013, have been prepared on the basis of statutory accounting principles rather than U.S. generally accepted accounting principles.

Unaudited pro forma combined financial statements showing the effects of the merger of Western Reserve and Transamerica Premier are also included on the following pages.

The separate account’s financial statements for the period ended December 31, 2013, which include the Report of Independent Registered Public Accounting Firm, also appear on the following pages.

UNAUDITED PRO FORMA FINANCIALS

Pro Forma Unaudited Consolidated Statutory Balance Sheet and Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

Effective on or about October 1, 2014, Western Reserve Life Assurance Co. of Ohio (WRL) will merge with and into its affiliate, Transamerica Premier Life Insurance Company (TPLIC), f.k.a. Monumental Life Insurance Company. Upon consummation of the merger, WRL’s corporate existence will cease by operation of law, whereby TPLIC will assume legal ownership of all of the assets and responsibility for all of the liabilities and obligations of WRL. The accompanying unaudited pro forma condensed combined statutory basis financial statements have been prepared in accordance with statutory accounting principles, which includes the balance sheet as of December 31, 2013 and income statements for the years ended 2013, 2012 and 2011 in a combined manner, as if the two entities had merged. Accordingly, they do not include all the information and notes required by accounting principles generally accepted in the United States for complete financial statements.

The unaudited pro forma condensed financial data is not intended to represent or to be indicative of our consolidated results of operations or financial position that we would have reported had the merger occurred as of the dates presented, and should not be taken as a representation of our future consolidated results of operations or financial position. The unaudited pro forma condensed combined financial statements do not reflect any operating efficiencies and/or cost savings that we may achieve with respect to the combined companies.

The unaudited pro forma condensed financial data should be read in conjunction with the historical financial statements and accompanying notes of WRL and Monumental Life Insurance Company (renamed TPLIC), which are included in this registration statement.

Pro Forma Unaudited Consolidated Statutory Balance Sheet

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

As of December 31, 2013

							TPLIC (MLIC)
							Dec 31, 2013
			WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
ASSETS
1.	Bonds		$1,448,053,453	$12,381,999,416	$0		$13,830,052,869
2.	Stocks:
	2.1	Preferred stocks	0	9,540,762			9,540,762
	2.2	Common stocks	35,347,839	62,267,638			97,615,477
3.	Mortgage loans on real estate:
	3.1	First liens	77,804,931	1,692,859,515			1,770,664,446
	3.2	Other than first liens	0	0			0
4.	Real estate
	4.1	Properties occupied by the company	27,382,074	0			27,382,074
	4.2	Properties held for production of income	0	384,967			384,967
	4.3	Properties held for sale	6,259,139	6,900,282			13,159,421
5.	Cash, cash equivalents and short-term investments		110,546,907	558,922,981			669,469,888
6.	Contract loans (including $ 0 premium notes)		442,799,902	470,548,651			913,348,553
7.	Derivatives		0	186,389,116			186,389,116
8.	Other invested assets		3,011,913	796,355,167			799,367,080
9.	Receivable for securities		0	62			62
10.	Securities lending reinvested collateral assets		88,265,219	322,209,041			410,474,260
11.	Aggregate write-ins for invested assets		0	9,006,454			9,006,454

12.	Subtotals, cash and invested assets (Lines 1 to 9)		2,239,471,377	16,497,384,052	0		18,736,855,429

13.	Title plants less $0 charged off (for Title insurers only)		0	0	0		0
14.	Investment income due and accrued		17,360,751	166,253,130			183,613,881
15.	Premiums and considerations:
	15.1	Uncollected premiums and agents’ balances in course of collection	102,285	46,971,091			47,073,376
	15.2	Deferred premiums, agents’ balances and installments booked but deferred and not yet due (including $0 earned but unbilled premiums)	2,662,663	131,157,528			133,820,191
	15.3.	Accrued retrospective premiums	0	0			0
16.	Reinsurance:
	16.1	Amounts recoverable from reinsurers	1,909,962	6,374,104			8,284,066
	16.2	Funds held by or deposited with reinsured companies	0	0			0
	16.3	Other amounts receivable under reinsurance contracts	0	12,333,424			12,333,424
17.	Amounts receivable relating to uninsured plans		0	0			0
18.1	Current federal and foreign income tax recoverable and interest thereon		0	5,495,809			5,495,809
18.2	Net deferred tax asset		86,384,460	162,711,377			249,095,837
19.	Guaranty funds receivable or on deposit		943,953	3,242,833			4,186,786
20.	Electronic data processing equipment and software		0	0			0
21.	Furniture and equipment, including health care delivery assets ($0)		0	0			0
22.	Net adjustment in assets and liabilities due to foreign exchange rates		0	0			0
23.	Receivable from parent, subsidiaries and affiliates		19,858,988	57,107,606			76,966,594
24.	Health care ($0) and other amounts receivable		0	0			0
25.	Aggregate write-ins for other than invested assets		82,148,235	264,540,509	0		346,688,744

26.	Total assets excluding Separate Accounts business (Lines 12 to 25)		2,450,842,674	17,353,571,463	0		19,804,414,137

27.	From Separate Accounts Statement		6,969,476,743	14,526,002,778	0		21,495,479,521

28.	Total (Lines 27 and 28)		$9,420,319,417	$31,879,574,241	$0		$41,299,893,658

DETAILS OF ASSET WRITE-INS (Line 11)
Receivable for derivative cash collateral			$0	$219,679	$0		$219,679
Invested asset collateral balance			0	$8,786,775			$8,786,775

TOTAL OF ASSETS WRITE-INS FOR LINES 11			$0	$9,006,454	$0		$9,006,454

DETAILS OF ASSET WRITE-INS (Line 25)
Accounts receivable			$5,846,847	$41,164,204	$0		$47,011,051
Contribution receivable from parent			0	135,000,000			135,000,000
Estimated premium tax offsets related to the provision for future GFA			222,285	847,186			1,069,471
Investment receivable			37,483	752,104			789,587
Company owned life insurance			75,881,155	79,732,778			155,613,933
Goodwill			0	6,582,224			6,582,224
State transferable tax credits			160,465	462,013			622,478

TOTAL OF ASSETS WRITE-INS FOR LINES 25			$82,148,235	$264,540,509	$0		$346,688,744

Pro Forma Unaudited Consolidated Statutory Balance Sheet

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

As of December 31, 2013

							TPLIC (MLIC)
							Dec 31, 2013
			WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
LIABILITIES
1.	Aggregate reserve for life contracts		$1,909,589,432	$9,259,113,572	$0		$11,168,703,004
2.	Aggregate reserve for accident and health contracts		1,157,547	716,358,263			717,515,810
3.	Liability for deposit-type contracts		21,519,616	675,894,726			697,414,342
4.	Contract claims:
	4.1	Life	25,085,544	127,458,689			152,544,233
	4.2	Accident and health	0	110,668,627			110,668,627
5.	Policyholders’ dividends and coupons due and unpaid		0	75,358			75,358
6.	Provision for policyholders’ dividends and coupons payable in following calendar year-estimated amounts:
	6.1	Dividends apportioned for payment to December 31, 2005	0	1,293,678			1,293,678
	6.2	Dividends not yet apportioned	0	0			0
	6.3	Coupons and similar benefits	0	0			0
7.	Amount provisionally held for deferred dividend policies not included in Line 6		0	0			0
8.	Premiums and annuity considerations for life and accident and health contracts received in advance less discount		34,996	5,226,469			5,261,465
9.	Contract liabilities not included elsewhere:
	9.1	Surrender values on canceled contracts	0	0			0
	9.2	Provision for experience rating refunds	0	6,735,207			6,735,207
	9.3	Other amounts payable on reinsurance	2,408,262	2,949,115			5,357,377
	9.4	Interest Maintenance Reserve	25,813,207	302,887,952			328,701,159
10.	Commissions to agents due or accrued		74,671	22,153,370			22,228,041
11.	Commissions and expense allowances payable on reinsurance assumed		—	1,870,790			1,870,790
12.	General expenses due or accrued		6,446,238	5,113,171			11,559,409
13 .	Transfers to Separate Accounts due or accrued		(212,707,836)	(2,957,359)			(215,665,195)
14.	Taxes, licenses and fees due or accrued, excluding federal income taxes		4,350,885	23,288,386			27,639,271
15.1.	Current federal and foreign income taxes		17,160,329	0			17,160,329
15.2.	Net deferred tax liability		0	0			0
16.	Unearned investment income		9,736,113	5,639,380			15,375,493
17.	Amounts withheld or retained by company as agent or trustee		944,020	36,161,821			37,105,841
18.	Amounts held for agents’ account, including agents’ credit balance		120,119	1,072,781			1,192,900
19.	Remittances and items not allocated		10,776,233	4,159,410			14,935,643
20.	Net adjustment in assets and liabilities due to foreign exchange rates		0	0			0
21.	Liability for benefits for employees and agents if not included above		0	0			0
22.	Borrowed money and interest thereon		26,717,773	53,453,126			80,170,899
23.	Dividends to stockholders declared and unpaid		0	0			0
24.	Miscellaneous liabilities:
	24.1	Asset valuation reserve	17,642,203	243,971,748			261,613,951
	24.2	Reinsurance in unauthorized companies	0	1,979,758			1,979,758
	24.3	Funds held under reinsurance treaties with unauthorized reinsurers	78,160,850	4,274,528,544			4,352,689,394
	24.4	Payable to parent, subsidiaries and affiliates	0	0			0
	24.5	Drafts outstanding	0	0			0
	24.6	Liability for amounts held under uninsured accident and health plans	0	0			0
	24.7	Funds held under coinsurance	0	(17,903)			(17,903)
	24.8	Derivatives	4,100,401	25,231,400			29,331,801
	24.9	Payable for securities	8,000,000	177			8,000,177
	24.10	Payable for securities lending	88,265,219	322,209,046			410,474,265
	24.11	Capital notes and interest thereon	0	0			0
25.	Aggregate write-ins for liabilities		0	155,827,442	0		155,827,442

26.	Total liabilities excluding Separate Accounts business (Lines 1-25)		2,045,395,822	16,382,346,744	0		18,427,742,566

27.	From Separate Accounts Statement		6,969,476,743	14,526,002,778	0		21,495,479,521

28.	Total liabilities (Line 26 and 27)		$9,014,872,565	$30,908,349,522	$0		$39,923,222,087

DETAILS OF LIABILITIES WRITE-INS (Line 25)
Payable for derivative cash collateral			$0	$150,114,562	$0		$150,114,562
Deferred derivative gain/loss			0	3,616,019			3,616,019
Synthetic GICs and provision for liquidity reserves			0	1,296,861			1,296,861
Interest payable on surplus notes			0	800,000			800,000

TOTAL OF LIABILITIES WRITE-INS FOR LINE 25			$0	$155,827,442	$0		$155,827,442

SURPLUS AND OTHER FUNDS
29.	Common capital stock		$2,500,000	$10,137,150	$(2,500,000)	A	$10,137,150
30.	Preferred capital stock		0	0	0		0
31.	Aggregate write-ins for other than special surplus funds		0	0			0
32.	Surplus notes		0	160,000,000			160,000,000
33.	Gross paid in and contributed surplus		149,627,109	757,198,973	2,500,000	A	909,326,082
34.	Aggregate write-ins for special surplus funds		0	0			0
35.	Unassigned funds (surplus)		253,319,743	43,888,596	0		297,208,339
36.	Less treasury stock, at cost:
	36.1	Common shares	0	0			0
	36.2	Preferred shares	0	0			0
37.	Surplus (Total lines 31+32+33+34+35-36)		402,946,852	961,087,569	2,500,000		1,366,534,421

38.	Totals of Lines 29, 30 and 37		405,446,852	971,224,719	0		1,376,671,571

39.	Totals of Lines 28 and 38 (Liabilities and Surplus)		$9,420,319,417	$31,879,574,241	$0		$41,299,893,658

*	This balance sheet is an unaudited consolidation of the December 31, 2013 NAIC Annual Statement balance sheets for Western Reserve Life Assurance Co. of Ohio and Monumental Life Insurance Company.

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2013

						TPLIC (MLIC)
						Dec 31, 2013
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
1	Premiums and annuity considerations for life and accident and health contracts	$538,421,190	$1,586,270,078	$0		$2,124,691,268
2	Considerations for supplementary contracts with life contingencies	2,669,815	120,206,309			122,876,124
3	Net investment income	92,490,364	729,328,837			821,819,201
4	Amortization of Interest Maintenance Reserve (IMR)	767,365	15,572,471			16,339,836
5	Separate Accounts net gain from operations excluding unrealized gains or losses	0	0			0
6	Commissions and expense allowances on reinsurance ceded	(15,256,488)	209,399,681			194,143,193
7	Reserve adjustments on reinsurance ceded	(13,389,610)	(226,237,769)			(239,627,379)
8	Miscellaneous Income:
8.1	Income from fees associated with investment management, administration and contract guarantees from Separate Accounts	291,415,707	40,882,844			332,298,551
8.2	Charges and fees for deposit-type contracts	0	0			0
8.3	Aggregate write-ins for miscellaneous income	23,275,893	15,358,736	0		38,634,629

9	Totals (Lines 1 to 8.3)	920,394,236	2,490,781,187	0		3,411,175,423

10	Death benefits	70,180,365	239,620,179			309,800,544
11	Matured endowments (excluding guaranteed annual pure endowments)	20,665	9,689,204			9,709,869
12	Annuity benefits	19,270,127	313,063,790			332,333,917
13	Disability benefits and benefits under accident and health contracts	1,580,884	272,277,322			273,858,206
14	Coupons, guaranteed annual pure endowments and similar benefits	0	0			0
15	Surrender benefits and withdrawals for life contracts	541,358,940	1,019,521,589			1,560,880,529
16	Group conversions	0	0			0
17	Interest and adjustments on contract or deposit-type contract funds	475,650	40,362,252			40,837,902
18	Payments on supplementary contracts with life contingencies	3,276,454	34,080,716			37,357,170
19	Increase in aggregate reserves for life and accident and health contracts	127,763,858	(57,398,129)	0		70,365,729

20	Totals (Lines 10 to 19)	763,926,943	1,871,216,923	0		2,635,143,866
21	Commissions on premiums, annuity considerations and deposit-type contract funds	155,583,798	275,345,715			430,929,513
22	Commissions and expense allowances on reinsurance assumed	0	42,743,256			42,743,256
23	General insurance expenses	72,084,952	220,220,369			292,305,321
24	Insurance taxes, licenses and fees, excluding federal income taxes	18,954,377	46,267,149			65,221,526
25	Increase in loading on deferred and uncollected premiums	77,142	(2,835,678)			(2,758,536)
26	Net transfers to or (from) Separate Accounts net of reinsurance	(280,807,082)	(312,793,145)			(593,600,227)
27	Aggregate write-ins for deductions	16,255,075	147,145,291	0		163,400,366

28	Totals (Lines 20 to 27)	746,075,205	2,287,309,880	0		3,033,385,085

29	Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)	174,319,031	203,471,307	0		377,790,338
30	Dividends to policyholders	20,746	1,258,647			1,279,393

31	Net gain from operations after dividends to policyholders and before federal income taxes (Line 29 minus Line 30)	174,298,285	202,212,660	0		376,510,945
32	Federal and foreign income taxes incurred (excluding tax on capital gains)	25,591,702	23,987,115			49,578,817

33	Net gain from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses) (Line 31 minus Line 32)	148,706,583	178,225,545	0		326,932,128
34	Net realized capital gains or (losses) less capital gains tax and transferred to the IMR	11,102,563	(11,351,095)			(248,532)

35	Net income (Line 33 plus Line 34)	$159,809,146	$166,874,450	$0		$326,683,596

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2013

						TPLIC (MLIC)
						Dec 31, 2013
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
CAPITAL AND SURPLUS ACCOUNT
36	Capital and surplus, December 31, prior year	$338,415,864	$811,320,218	$0		$1,149,736,082
37	Net income (Line 35)	159,809,146	166,874,450			326,683,596
38	Change in net unrealized capital gains (losses)	4,188,807	96,957,088			101,145,895
39	Change in net unrealized foreign exchange capital gain (loss)	0	(1,426,888)			(1,426,888)
40	Change in net deferred income tax	(14,828,899)	1,497,207			(13,331,692)
41	Change in nonadmitted assets and related items	(11,137,898)	3,579,313			(7,558,585)
42	Change in liability for reinsurance in unauthorized companies	264,898	187,382			452,280
43	Change in reserve on account of change in valuation basis, (increase) or decrease	0	0			0
44	Change in asset valuation reserve	(5,603,238)	(51,980,043)			(57,583,281)
45	Change in treasury stock	0	0			0
46	Surplus (contributed to) withdrawn from Separate Accounts during period	0	0			0
47	Other changes in surplus in Separate Accounts Statement	0	0			0
48	Change in surplus notes	0	0			0
49	Cumulative effect of changes in accounting principles	0	0			0
50	Capital changes:
50.1	Paid in	0	0	(2,500,000)	A	(2,500,000)
50.2	Transferred from surplus (Stock Dividend)	0	0			0
50.3	Transferred to surplus	0	0			0
51	Surplus adjustment:
51.1	Paid in	0	135,925,882	2,500,000	A	138,425,882
51.2	Transferred to capital (Stock Dividend)	0	0			0
51.3	Transferred from capital	0	0			0
51.4	Change in surplus as a result of reinsurance	(15,661,828)	(63,742,772)			(79,404,600)
52	Dividends to stockholders	(50,000,000)	(135,000,000)			(185,000,000)
53	Aggregate write-ins for gains and losses in surplus	0	7,032,882			7,032,882

54	Net change in capital and surplus (Lines 37 through 53)	67,030,988	159,904,501	0		226,935,489

55	Capital and surplus as of statement date (Lines 36 + 54)	$405,446,852	$971,224,719	$0		$1,376,671,571

DETAILS OF WRITE-INS (Line 8.3)
	Miscellaneous income	$18,494,295	$11,387,733	$0		$29,882,028
	Income earned on company owned life insurance	3,607,401	2,504,067			6,111,468
	Surrender charges	0	774,952			774,952
	Consideration on reinsurance recaptured	1,174,197	691,984			1,866,181

	TOTAL WRITE-INS FOR LINE 8.3	$23,275,893	$15,358,736	$0		$38,634,629

DETAILS OF WRITE-INS (Line 27)
	Interest on surplus notes	$0	$9,600,000	$0		$9,600,000
	Experience refunds	(580)	246,617			246,037
	Fines and penalties	1,948	154,566			156,514
	Funds withheld ceded investment income	16,253,707	138,639,686			154,893,393
	Reinsurance Allowances	0	0			0
	Modco reserve adjustment	0	(10,254)			(10,254)
	Foreign currency translation adjustment	0	0			0
	Change in synthetic GICs and provision for liquidity guarantees	0	(1,485,324)			(1,485,324)

	TOTAL WRITE-INS FOR LINE 27	$16,255,075	$147,145,291	$0		$163,400,366

DETAILS OF WRITE-INS (Line 53)
	Correction of error- change in nonadmitted deferred tax assets	$0	$7,032,882	$0		$7,032,882
		0	0			0

	TOTAL WRITE-INS FOR LINE 53	$0	$7,032,882	$0		$7,032,882

*	This income statement is an unaudited consolidation of the December 31, 2013 NAIC Annual Statement income statements for Western Reserve Life Assurance Co. of Ohio and Monumental Life Insurance Company.

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2012

						TPLIC (MLIC)
						Dec 31, 2012
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
1	Premiums and annuity considerations for life and accident and health contracts	$486,919,136	$1,497,625,426	$0		$1,984,544,562
2	Considerations for supplementary contracts with life contingencies	(2,210,995)	24,091,339			21,880,344
3	Net investment income	81,728,965	822,313,801			904,042,766
4	Amortization of Interest Maintenance Reserve (IMR)	1,516,879	11,028,711			12,545,590
5	Separate Accounts net gain from operations excluding unrealized gains or losses	0	0			0
6	Commissions and expense allowances on reinsurance ceded	(3,414,666)	377,804,411			374,389,745
7	Reserve adjustments on reinsurance ceded	(24,697,078)	(762,678,546)			(787,375,624)
8	Miscellaneous Income:
8.1	Income from fees associated with investment management, administration and contract guarantees from Separate Accounts	300,860,490	36,700,565			337,561,055
8.2	Charges and fees for deposit-type contracts	0	0			0
8.3	Aggregate write-ins for miscellaneous income	19,035,109	8,497,450	0		27,532,559

9	Totals (Lines 1 to 8.3)	859,737,840	2,015,383,157	0		2,875,120,997

10	Death benefits	70,668,289	183,519,981			254,188,270
11	Matured endowments (excluding guaranteed annual pure endowments)	22,545	11,213,370			11,235,915
12	Annuity benefits	21,113,855	306,294,955			327,408,810
13	Disability benefits and benefits under accident and health contracts	871,144	281,497,472			282,368,616
14	Coupons, guaranteed annual pure endowments and similar benefits	0	0			0
15	Surrender benefits and withdrawals for life contracts	423,202,502	824,936,262			1,248,138,764
16	Group conversions	0	0			0
17	Interest and adjustments on contract or deposit-type contract funds	649,406	36,904,416			37,553,822
18	Payments on supplementary contracts with life contingencies	2,238,541	18,437,164			20,675,705
19	Increase in aggregate reserves for life and accident and health contracts	35,664,048	(483,691,447)	0		(448,027,399)

20	Totals (Lines 10 to 19)	554,430,330	1,179,112,173	0		1,733,542,503
21	Commissions on premiums, annuity considerations and deposit-type contract funds	160,308,691	258,895,773			419,204,464
22	Commissions and expense allowances on reinsurance assumed	0	48,695,771			48,695,771
23	General insurance expenses	74,016,655	218,791,750			292,808,405
24	Insurance taxes, licenses and fees, excluding federal income taxes	17,897,862	31,214,586			49,112,448
25	Increase in loading on deferred and uncollected premiums	(54,095)	(4,719,414)			(4,773,509)
26	Net transfers to or (from) Separate Accounts net of reinsurance	(107,485,224)	(189,380,197)			(296,865,421)
27	Aggregate write-ins for deductions	12,038,761	216,975,741	0		229,014,502

28	Totals (Lines 20 to 27)	711,152,980	1,759,586,183	0		2,470,739,163

29	Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)	148,584,860	255,796,974	0		404,381,834
30	Dividends to policyholders	21,801	1,279,154			1,300,955

31	Net gain from operations after dividends to policyholders and before federal income (Line 29 minus Line 30)	148,563,059	254,517,820	0		403,080,879
32	Federal and foreign income taxes incurred (excluding tax on capital gains)	13,976,714	103,095,420			117,072,134

33	Net gain from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses) (Line 31 minus Line 32)	134,586,345	151,422,400	0		286,008,745
34	Net realized capital gains or (losses) less capital gains tax and transferred to the IMR	(4,590,812)	(7,876,251)			(12,467,063)

35	Net income (Line 33 plus Line 34)	$129,995,533	$143,546,149	$0		$273,541,682

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2012

						TPLIC (MLIC)
						Dec 31, 2012
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
CAPITAL AND SURPLUS ACCOUNT
36	Capital and surplus, December 31, prior year	$275,198,023	$980,853,380	$0		$1,256,051,403
37	Net income (Line 35)	129,995,533	143,546,149			273,541,682
38	Change in net unrealized capital gains (losses)	117,589	(34,637,639)			(34,520,050)
39	Change in net unrealized foreign exchange capital gain (loss)	0	1,378,866			1,378,866
40	Change in net deferred income tax	(12,436,991)	822,923			(11,614,068)
41	Change in nonadmitted assets and related items	(9,918,907)	(29,675,578)			(39,594,485)
42	Change in liability for reinsurance in unauthorized companies	—	500,492			500,492
43	Change in reserve on account of change in valuation basis, (increase) or decrease	0	0			0
44	Change in asset valuation reserve	(3,200,787)	(9,467,487)			(12,668,274)
45	Change in treasury stock	0	0			0
46	Surplus (contributed to) withdrawn from Separate Accounts during period	0	0			0
47	Other changes in surplus in Separate Accounts Statement	0	0			0
48	Change in surplus notes	0	0			0
49	Cumulative effect of changes in accounting principles	0	0			0
50	Capital changes:
50.1	Paid in	0	0	(2,500,000)	A	(2,500,000)
50.2	Transferred from surplus (Stock Dividend)	0	0			0
50.3	Transferred to surplus	0	0			0
51	Surplus adjustment:
51.1	Paid in	0	481,720	2,500,000	A	2,981,720
51.2	Transferred to capital (Stock Dividend)	0	0			0
51.3	Transferred from capital	0	0			0
51.4	Change in surplus as a result of reinsurance	(33,519,286)	207,517,392			173,998,106
52	Dividends to stockholders	(27,000,000)	(450,000,000)			(477,000,000)
53	Aggregate write-ins for gains and losses in surplus	—	—			0

54	Net change in capital and surplus (Lines 37 through 53)	44,037,151	(169,533,162)	0		(125,496,011)

55	Capital and surplus as of statement date (Lines 36 + 54)	$319,235,174	$811,320,218	$0		$1,130,555,392

DETAILS OF WRITE-INS (Line 8.3)
	Miscellaneous income	$17,160,566	$5,094,642	$0		$22,255,208
	Income earned on company owned life insurance	1,874,543	2,445,497			4,320,040
	Surrender charges	0	922,816			922,816
	Consideration on reinsurance recaptured	0	34,495			34,495

	TOTAL WRITE-INS FOR LINE 8.3	$19,035,109	$8,497,450	$0		$27,532,559

DETAILS OF WRITE-INS (Line 27)
	Interest on surplus notes	$0	$9,600,000	$0		$9,600,000
	Experience refunds	(112)	(319,009)			(319,121)
	Fines and penalties	989	4,535			5,524
	Funds withheld ceded investment income	12,037,884	213,972,859			226,010,743
	Reinsurance Allowances	0	5,385			5,385
	Modco reserve adjustment	0	(10,045)			(10,045)
	Foreign currency translation adjustment	0	(4,228,000)			(4,228,000)
	Change in synthetic GICs and provision for liquidity guarantees	0	(2,049,984)			(2,049,984)

	TOTAL WRITE-INS FOR LINE 27	$12,038,761	$216,975,741	$0		$229,014,502

DETAILS OF WRITE-INS (Line 53)
		$0	$0	$0		$0
		0	0			0

	TOTAL WRITE-INS FOR LINE 53	$0	$0	$0		$0

*	This income statement is an unaudited consolidation of the December 31, 2012 NAIC Annual Statement income statements for Western Reserve Life Assurance Co. of Ohio and Monumental Life Insurance Company.

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2011

						TPLIC (MLIC)
						Dec 31, 2011
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
1	Premiums and annuity considerations for life and accident and health contracts	$479,669,678	$1,391,712,990	$0		$1,871,382,668
2	Considerations for supplementary contracts with life contingencies	929,177	11,508,812			12,437,989
3	Net investment income	80,031,434	842,041,493			922,072,927
4	Amortization of Interest Maintenance Reserve (IMR)	1,325,917	4,411,559			5,737,476
5	Separate Accounts net gain from operations excluding unrealized gains or losses	0	0			0
6	Commissions and expense allowances on reinsurance ceded	(41,716,042)	529,883,046			488,167,004
7	Reserve adjustments on reinsurance ceded	(31,044,498)	(151,483,511)			(182,528,009)
8	Miscellaneous Income:
8.1	Income from fees associated with investment management, administration and contract guarantees from Separate Accounts	312,161,423	34,847,072			347,008,495
8.2	Charges and fees for deposit-type contracts	0	0			0
8.3	Aggregate write-ins for miscellaneous income	20,019,069	8,884,717	0		28,903,786

9	Totals (Lines 1 to 8.3)	821,376,158	2,671,806,178	0		3,493,182,336

10	Death benefits	64,792,471	183,623,096			248,415,567
11	Matured endowments (excluding guaranteed annual pure endowments)	20,646	9,811,580			9,832,226
12	Annuity benefits	25,823,646	275,877,445			301,701,091
13	Disability benefits and benefits under accident and health contracts	1,214,897	305,136,009			306,350,906
14	Coupons, guaranteed annual pure endowments and similar benefits	0	0			0
15	Surrender benefits and withdrawals for life contracts	614,466,490	731,102,194			1,345,568,684
16	Group conversions	0	0			0
17	Interest and adjustments on contract or deposit-type contract funds	797,706	40,623,746			41,421,452
18	Payments on supplementary contracts with life contingencies	1,333,270	17,015,971			18,349,241
19	Increase in aggregate reserves for life and accident and health contracts	85,582,954	(92,560,336)	0		(6,977,382)

20	Totals (Lines 10 to 19)	794,032,080	1,470,629,705	0		2,264,661,785
21	Commissions on premiums, annuity considerations and deposit-type contract funds	138,136,489	253,225,339			391,361,828
22	Commissions and expense allowances on reinsurance assumed	0	67,337,377			67,337,377
23	General insurance expenses	84,131,616	223,932,675			308,064,291
24	Insurance taxes, licenses and fees, excluding federal income taxes	14,478,324	28,925,224			43,403,548
25	Increase in loading on deferred and uncollected premiums	11,427	(4,278,103)			(4,266,676)
26	Net transfers to or (from) Separate Accounts net of reinsurance	(258,667,339)	(136,669,812)			(395,337,151)
27	Aggregate write-ins for deductions	39,366,107	225,231,807	0		264,597,914

28	Totals (Lines 20 to 27)	811,488,704	2,128,334,212	0		2,939,822,916

29	Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)	9,887,454	543,471,966	0		553,359,420
30	Dividends to policyholders	23,797	1,341,907			1,365,704

31	Net gain from operations after dividends to policyholders and before federal income taxes (Line 29 minus Line 30)	9,863,657	542,130,059	0		551,993,716
32	Federal and foreign income taxes incurred (excluding tax on capital gains)	9,379,020	31,580,088			40,959,108

33	Net gain from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses) (Line 31 minus Line 32)	484,637	510,549,971	0		511,034,608
34	Net realized capital gains or (losses) less capital gains tax and transferred to the IMR	(12,431,038)	(28,842,181)			(41,273,219)

35	Net income (Line 33 plus Line 34)	$(11,946,401)	$481,707,790	$0		$469,761,389

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2011

						TPLIC (MLIC)
						Dec 31, 2011
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
CAPITAL AND SURPLUS ACCOUNT
36	Capital and surplus, December 31, prior year	$511,264,493	$1,174,423,154	$0		$1,685,687,647
37	Net income (Line 35)	(11,946,401)	481,707,790			469,761,389
38	Change in net unrealized capital gains (losses)	(3,720,586)	(12,830,567)			(16,551,153)
39	Change in net unrealized foreign exchange capital gain (loss)	0	747,269			747,269
40	Change in net deferred income tax	18,336,654	218,164,768			236,501,422
41	Change in nonadmitted assets and related items	(27,615,648)	(246,969,162)			(274,584,810)
42	Change in liability for reinsurance in unauthorized companies	(104,262)	(233,738)			(338,000)
43	Change in reserve on account of change in valuation basis, (increase) or decrease	0	0			0
44	Change in asset valuation reserve	378,352	(30,846,724)			(30,468,372)
45	Change in treasury stock	0	0			0
46	Surplus (contributed to) withdrawn from Separate Accounts during period	0	0			0
47	Other changes in surplus in Separate Accounts Statement	0	0			0
48	Change in surplus notes	0	0			0
49	Cumulative effect of changes in accounting principles	0	0			0
50	Capital changes:
50.1	Paid in	0	0	(2,500,000)	A	(2,500,000)
50.2	Transferred from surplus (Stock Dividend)	0	0			0
50.3	Transferred to surplus	0	0			0
51	Surplus adjustment:
51.1	Paid in	0	175,092	2,500,000	A	2,675,092
51.2	Transferred to capital (Stock Dividend)	0	0			0
51.3	Transferred from capital	0	0			0
51.4	Change in surplus as a result of reinsurance	41,629,207	(321,586,829)			(279,957,622)
52	Dividends to stockholders	(250,000,000)	(300,000,000)			(550,000,000)
53	Aggregate write-ins for gains and losses in surplus	(3,023,786)	18,102,327			15,078,541

54	Net change in capital and surplus (Lines 37 through 53)	(236,066,470)	(193,569,774)	0		(429,636,244)

55	Capital and surplus as of statement date (Lines 36 + 54)	$275,198,023	$980,853,380	$0		$1,256,051,403

DETAILS OF WRITE-INS (Line 8.3)
	Miscellaneous income	$17,739,643	$5,350,789	$0		$23,090,432
	Income earned on company owned life insurance	2,279,426	2,386,749			4,666,175
	Surrender charges	0	1,147,179			1,147,179

	TOTAL WRITE-INS FOR LINE 8.3	$20,019,069	$8,884,717	$0		$28,903,786

DETAILS OF WRITE-INS (Line 27)
	Interest on surplus notes	$0	$9,600,000	$0		$9,600,000
	Experience refunds	0	(140,105)			(140,105)
	Fines and penalties	514	18,999			19,513
	Funds withheld ceded investment income	10,065,593	211,608,375			221,673,968
	Reinsurance Allowances	0	6,173			6,173
	Modco reserve adjustment	0	(21,045)			(21,045)
	Consideration on reinsurance recaptured	29,300,000	3,039,400			32,339,400
	Change in synthetic GICs and provision for liquidity guarantees	0	1,120,010			1,120,010

	TOTAL WRITE-INS FOR LINE 27	$39,366,107	$225,231,807	$0		$264,597,914

DETAILS OF WRITE-INS (Line 53)
	Change in admitted deferred tax assets pursuant to SSAP No. 10R	$(3,023,786)	$23,738,700	$0		$20,714,914
	Correction of error—funds withheld investment income	0	(5,636,373)			(5,636,373)

	TOTAL WRITE-INS FOR LINE 53	$(3,023,786)	$18,102,327	$0		$15,078,541

*	This income statement is an unaudited consolidation of the December 31, 2011 NAIC Annual Statement income statements for Western Reserve Life Assurance Co. of Ohio and Monumental Life Insurance Company.

Pro Forma Unaudited Consolidated Statutory Balance Sheet and Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

Eliminations:

The following eliminations have been made to the combined WRL and TPLIC financial statements to more accurately depict the resultant combination of the entities in accordance with statutory accounting principles.

A - Reflect cancellation of WRL’s common stock held by AEGON USA, LLC:

WRL common capital stock owned by AEGON USA, LLC prior to merger	$2,500,000

WRL’s common shares shall be deemed cancelled by operation of law. As AEGON USA, LLC owns 100% of the common shares of Commonwealth General Corporation (CGC), a Delaware holding company, who in turn will own 100% of TPLIC, and AEGON USA also owns 100% of WRL, AEGON USA is indifferent as to the consideration issued in the merger, since such issuance is meaningless to AEGON USA as an economic matter. Under these circumstances, AEGON USA agrees to accept one share of common stock of CGC in exchange for its agreement to merge WRL into TPLIC.

Overview of eliminations by statutory financial lines:

Balance Sheet Adjustments:
Surplus and Other Fund Adjustments:
Line 29 - Common capital stock	$(2,500,000)
Line 30 - Preferred capital stock	-
Line 33 - Gross paid in & contributed surplus	2,500,000
Line 35 - Unassigned	—

Total Surplus and Other Fund Adjustments	$—

Income Statement Adjustments:
Net Income Adjustments:
$—

Total Net Income Adjustments	$—

Capital and Surplus Adjustments:
Line 36 - Capital and surplus as of the prior year	$—
Line 37 - Net Income	—
Line 38 - Change in net unrealized capital gains (losses)	—
Line 41 - Change in non-admitted assets and related items	—
Line 50.1 - Capital paid in	(2,500,000)
Line 51.1 - Surplus paid in	2,500,000

Total Change in Capital and Surplus Adjustments	$—

WESTERN RESERVE LIFE AUDITED FINANCIALS

F I N A N C I A L     S T A T E M E N T S     A N D     S C H E D U L E S – S T A T U T O R Y     B A S I S

Western Reserve Life Assurance Co. of Ohio

Years Ended December 31, 2013, 2012 (restated) and 2011

Western Reserve Life Assurance Co. of Ohio

Financial Statements and Schedules – Statutory Basis

Years Ended December 31, 2013, 2012 (restated) and 2011

Report of Independent Auditors

The Board of Directors

Western Reserve Life Assurance Co. of Ohio

We have audited the accompanying statutory-basis financial statements of Western Reserve Life Assurance Company of Ohio, which comprise the balance sheets as of December 31, 2013 and 2012, the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2013, and the related notes to the financial statements. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance. Management also is responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1, to meet the requirements of Ohio the financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the accompanying financial statements of these variances are not reasonably determinable but are presumed to be material.

1

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Western Reserve Life Assurance Co. of Ohio at December 31, 2013 and 2012, or the results of its operations or its cash flows for each of the three years ended December 31, 2013.

Opinion on Statutory-Basis of Accounting

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of Western Reserve Life Assurance Co. of Ohio at December 31, 2013 and 2012, and the results of its operations and its cash flows for the three years ended December 31, 2013 in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance. Also in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Restatement

As discussed in Note 1 to the financial statements, the 2012 financial statements have been restated to correct an error in accounting for affiliated reinsurance receivables. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

April 28, 2014

2

Western Reserve Life Assurance Co. of Ohio

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2013	2012
		Restated
Admitted assets
Cash and invested assets:
Bonds	$1,448,053	$1,116,229
Common stocks:
Affiliated entities (cost: 2013- $24,343; 2012- $22,921)	35,348	31,844
Unaffiliated entities (cost: 2013- $0; 2012- $117)	—	117
Mortgage loans on real estate	77,805	50,714
Real estate, at cost less accumulated depreciation (2013 - 14,745; 2012 - $12,942)
Home office properties	27,382	35,209
Properties held for sale	6,259	—
Cash, cash equivalents and short-term investments	110,547	184,234
Policy loans	442,800	411,101
Securities lending reinvested collateral assets	88,265	84,899
Other invested assets	3,012	3,293

Total cash and invested assets	2,239,471	1,917,640
Net deferred income tax asset	86,385	105,141
Premiums deferred and uncollected	2,765	2,735
Reinsurance receivable	1,910	3,358
Receivable from parent, subsidiaries and affiliates	19,859	10,992
Investment income due and accrued	17,361	14,224
Cash surrender value of life insurance policies	75,881	75,295
Other admitted assets	7,210	7,263
Separate account assets	6,969,477	6,477,241

Total admitted assets	$9,420,319	$8,613,889

3

Western Reserve Life Assurance Co. of Ohio

Balance Sheets – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2013	2012
		Restated
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$1,520,248	$1,300,741
Annuity	389,341	481,279
Accident and health	1,158	963
Life policy and contract claim reserves	25,085	26,339
Liability for deposit-type contracts	21,520	14,647
Other policyholders’ funds	35	41
Interest maintenance reserve	25,813	28,678
Remittances and items not allocated	10,776	9,670
Federal income taxes payable	17,160	17,951
Transfers from separate accounts due or accrued	(212,708)	(285,883)
Asset valuation reserve	17,642	12,039
Reinsurance in unauthorized companies	—	265
Funds held under coinsurance and other reinsurance treaties	78,161	54,464
Unearned investment income	9,736	9,509
Payable for securities	8,000	—
Payable for securities lending	88,265	83,058
Derivatives	4,100	1,841
Other liabilities	41,062	42,630
Separate account liabilities	6,969,477	6,477,241

Total liabilities	9,014,871	8,275,473
Capital and surplus:
Common stock, $1.00 par value, 3,000,000 shares authorized and 2,500,000 shares issued and outstanding	2,500	2,500
Paid-in surplus	149,627	149,627
Unassigned surplus	253,321	186,289

Total capital and surplus	405,448	338,416

Total liabilities and capital and surplus	$9,420,319	$8,613,889

See accompanying notes.

4

Western Reserve Life Assurance Co. of Ohio

Statement of Operations – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	Year Ended December 31
	2013	2012	2011
		Restated
Revenues:
Premiums and other considerations, net of reinsurance:
Life	$525,693	$469,503	$456,926
Annuity	12,952	13,547	22,244
Accident and health	2,446	1,658	1,429
Net investment income	92,490	81,729	80,031
Amortization of interest maintenance reserve	767	1,516	1,326
Commissions and expense allowances on reinsurance ceded	(15,257)	(8,070)	(41,716)
Reserve adjustments on reinsurance ceded	(13,390)	(13,198)	(31,044)
Income from fees associated with investment management, administration and contract guarantees for separate accounts	291,416	300,860	312,161
Income earned on company owned life insurance	3,607	1,875	2,279
Consideration received on reinsurance recapture	1,174	—	—
Income from administrative service agreement with affiliate	24,966	23,814	24,411
Other	(6,470)	(6,652)	(6,671)

	920,394	866,582	821,376
Benefits and expenses:
Benefits paid or provided for:
Life	70,180	70,941	64,792
Surrender benefits	541,359	423,203	418,362
Annuity benefits	19,270	21,114	25,824
Other benefits	5,354	3,781	3,367
Increase (decrease) in aggregate reserves for policies and contracts:
Life	219,507	94,292	66,540
Annuity	(91,938)	(59,074)	19,085
Accident and health	195	446	(42)

	763,927	554,703	597,928
Insurance expenses:
Commissions	155,584	160,309	138,136
General insurance expenses	72,085	74,017	84,132
Taxes, licenses and fees	18,954	17,898	14,478
Net transfers from separate accounts	(280,807)	(107,485)	(62,563)
Consideration paid on reinsurance recapture	—	—	29,300
Other expenses	16,332	11,984	10,077

	(17,852)	156,723	213,560

Total benefits and expenses	746,075	711,426	811,488

Gain from operations before dividends to policyholders, federal income tax expense and net realized capital gains/losses on investments	174,319	155,156	9,888
Dividends to policyholders	21	22	24

Gain from operations before federal income tax expense and net realized capital gains/losses on investments	174,298	155,134	9,864
Federal income tax expense	25,592	20,548	9,379

Gain from operations before net realized capital gains/losses on investments	148,706	134,586	485
Net realized capital gain/ (loss) on investments (net of related federal income taxes and amounts tranferred to/from interest maintenance reserve)	11,103	(4,591)	(12,431)

Net income (loss)	$159,809	$129,995	$(11,946)

See accompanying notes.

5

Western Reserve Life Assurance Co. of Ohio

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Common Stock	Aggregate Write-ins for Other than Special Surplus Funds	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at January 1, 2011	$2,500	$70,527	$149,627	$288,610	$511,264
Net loss	—	—	—	(11,946)	(11,946)
Change in net unrealized capital gains and losses, net of tax	—	—	—	(3,720)	(3,720)
Change in nonadmitted assets	—	—	—	(27,616)	(27,616)
Change in asset valuation reserve	—	—	—	378	378
Change in liability for reinsurance in unauthorized companies	—	—	—	(104)	(104)
Dividend to stockholder	—	—	—	(250,000)	(250,000)
Change in net deferred income tax asset	—	—	—	18,337	18,337
Change in surplus as a result of reinsurance	—	—	—	41,629	41,629
Change in admitted deferred tax asset pursuant to SSAP No. 10R	—	(3,024)	—	—	(3,024)

Balance at December 31, 2011	2,500	67,503	149,627	55,568	275,198
Net income	—	—	—	129,995	129,995
Change in net unrealized capital gains and losses, net of tax	—	—	—	118	118
Change in nonadmitted assets	—	—	—	(7,849)	(7,849)
Change in asset valuation reserve	—	—	—	(3,201)	(3,201)
Dividend to stockholder	—	—	—	(27,000)	(27,000)
Change in net deferred income tax asset	—	—	—	(12,437)	(12,437)
Change in surplus as a result of reinsurance	—	—	—	(21,315)	(21,315)
Change in admitted deferred tax assets pursuant to SSAP No. 101	—	(67,503)	—	67,503	—
Correction of error - reinsurance	—	—	—	4,907	4,907

Balance at December 31, 2012 - restated	$2,500	$—	$149,627	$186,289	$338,416

6

Western Reserve Life Assurance Co. of Ohio

Statements of Changes in Capital and Surplus – Statutory Basis (continued)

(Dollars in Thousands)

	Common Stock	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2012 - restated	$2,500	$149,627	$186,289	$338,416
Net income	—	—	159,809	159,809
Change in net unrealized capital gains and losses, net of tax	—	—	4,189	4,189
Change in nonadmitted assets	—	—	(11,138)	(11,138)
Change in asset valuation reserve	—	—	(5,603)	(5,603)
Change in liability for reinsurance in unauthorized and certified companies	—	—	265	265
Dividend to stockholder	—	—	(50,000)	(50,000)
Change in net deferred income tax asset	—	—	(14,829)	(14,829)
Change in surplus as a result of reinsurance	—	—	(15,661)	(15,661)

Balance at December 31, 2013	$2,500	$149,627	$253,321	$405,448

See accompanying notes.

7

Western Reserve Life Assurance Co. of Ohio

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
		Restated
Operating activities
Premiums collected, net of reinsurance	$540,933	$485,063	$480,756
Net investment income received	96,249	84,038	85,361
Miscellaneous income received	278,156	277,542	271,567
Benefit and loss related payments	(636,087)	(521,038)	(698,717)
Commissions, expenses paid and aggregate write-ins for deductions	(262,111)	(264,731)	(250,591)
Net transfers from separate accounts	354,274	200,378	371,180
Dividends paid to policyholders	(21)	(22)	(24)
Federal and foreign income taxes paid	(25,415)	(5,134)	(88,126)

Net cash provided by operating activities	345,978	256,096	171,406
Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	321,363	337,040	263,103
Common stocks	117	2	120
Mortgage loans on real estate	3,846	9,355	6,267
Other invested assets	6	1	—
Securities lending reinvested collateral assets	—	4,729	104,301
Miscellaneous proceeds	21,512	5,275	6

Total investment proceeds	346,844	356,402	373,797
Costs of investments acquired:
Bonds	(657,368)	(562,044)	(212,793)
Common stocks	(825)	(1,143)	(597)
Mortgage loans on real estate	(31,484)	(10,800)	(43,694)
Real estate	(235)	(153)	66
Other invested assets	(651)	(502)	(845)
Securities lending reinvested collateral assets	(3,366)	—	—
Miscellaneous applications	(33)	(4,550)	(18,575)

Total cost of investments acquired	(693,962)	(579,192)	(276,438)
Net increase in policy loans	(31,699)	(5,064)	(14,526)

Net cost of investments acquired	(725,661)	(584,256)	(290,964)

Net cash (used in) provided by investing activities	(378,817)	(227,854)	82,833

8

Western Reserve Life Assurance Co. of Ohio

Statements of Cash Flow – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
		Restated
Financing and miscellaneous activities
Cash provided (applied):
Net deposits (withdrawals) on deposit-type contracts and other insurance liabilities	(1,417)	1,424	(2,510)
Borrowed funds	331	21,064	5,229
Dividends to stockholder	(50,000)	(27,000)	(250,000)
Funds held under reinsurance treaty with unauthorized reinsurers	23,697	20,836	18,404
Receivable from parent, subsidiaries and affiliates	(8,867)	(8,925)	10,767
Payable to parent, subsidiaries and affiliates	—	(26,732)	6,775
Payable for securities lending	3,366	(4,726)	(104,302)
Other cash provided (applied)	(7,958)	9,696	(10,387)

Net cash (used in) provided by financing and miscellaneous activities	(40,848)	(14,363)	(326,024)

Net (decrease) increase in cash, cash equivalents and short-term investments	(73,687)	13,880	(71,785)
Cash, cash equivalents and short-term investments:
Beginning of year	184,234	170,354	242,139

End of year	$110,547	$184,234	$170,354

See accompanying notes.

9

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands)

December 31, 2013

1. Organization and Summary of Significant Accounting Policies

Organization

Western Reserve Life Assurance Co. of Ohio (the Company) is a stock life insurance company and is a wholly owned subsidiary of Aegon USA, LLC (Aegon). Aegon is an indirect, wholly owned subsidiary of Aegon N.V., a holding company organized under the laws of The Netherlands.

Nature of Business

The Company operates predominantly in the variable universal life and variable annuity areas of the life insurance business. The Company is licensed in 49 states, District of Columbia, Puerto Rico and Guam. Sales of the Company’s products are through financial planners, independent representatives, financial institutions and stockbrokers. The majority of the Company’s new life insurance, and a portion of new annuities, are written through an affiliated marketing organization.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

Investments: Investments in bonds and mandatory redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed maturity investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale. Fair value for GAAP is based on indexes, third party pricing services, brokers, external fund managers and internal models. For statutory reporting, the NAIC allows insurance companies to report the fair value determined by the Securities Valuation Office of the NAIC (SVO) or determine the fair value by using a permitted valuation method.

10

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If the fair value of the mortgage-backed/asset-backed security is less than amortized cost, an entity shall assess whether the impairment is other-than-temporary. An other-than-temporary impairment is considered to have occurred if the fair value of the mortgage-backed/asset-backed security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An other-than-temporary impairment is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security.

If it is determined an other-than-temporary impairment has occurred as a result of the cash flow analysis, the security is written down to the discounted estimated future cash flows. If an other-than-temporary impairment has occurred due to intent to sell or lack of intent and ability to hold, the security is written down to fair value.

For GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used. If it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the other-than-temporary impairment should be recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery, the other-than-temporary impairment should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

11

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with the changes in the fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. That net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under

12

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

GAAP, realized capital gains and losses are reported in the statement of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Nonadmitted Assets: Certain assets designated as “nonadmitted”, primarily net deferred tax assets and agent debit balances, and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual (NAIC SAP), are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent they are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk and guaranteed interest in group annuity contracts are recorded directly to a policy reserve account using deposit accounting, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability.

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

13

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Reinsurance: Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: The Company computes deferred income taxes in accordance with Statement of Statutory Accounting Principle (SSAP) No. 101, Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10 (SSAP No. 101). Under SSAP No. 101, admitted adjusted deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of adjusted gross deferred income tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining adjusted gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities after considering the character (i.e., ordinary versus capital) and reversal patterns of the deferred tax assets and liabilities. The remaining adjusted deferred income tax assets are nonadmitted.

Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years, and a valuation allowance is established for deferred income tax assets not realizable.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

14

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Securities Lending Assets and Liabilities: For securities lending programs, cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting policies are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of 6, are reported at amortized cost using the interest method.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

The Company closely monitors below investment grade holdings and those investment grade issuers where the Company has concerns. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow

15

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. For structured securities, cash flow trends and underlying levels of collateral are monitored. The Company will record a charge to the statement of operations to the extent that these securities are determined to be other-than-temporarily impaired.

Investments in both affiliated and unaffiliated preferred stocks in good standing are reported at cost or amortized cost. Investments in preferred stocks not in good standing are reported at the lower of cost or fair value, and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

Common stocks of unaffiliated companies are reported at fair value and the related net unrealized capital gains or losses are reported in unassigned surplus along with any adjustments for federal income taxes.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in the change in net unrealized capital gains or losses, reported in unassigned surplus along with any adjustment for federal income taxes.

There are no restrictions on common or preferred stock.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate that the Company classifies as held for sale is measured at lower

16

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Policy loans are reported at unpaid principal balance.

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, preferred and common stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. In addition, accrued interest is excluded from investment income when payment exceeds 90 days past due. At December 31, 2013 and 2012, the Company did not exclude any investment income due and accrued with respect to such practices.

For dollar repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, foreign currency forwards and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions or net investment in a foreign operation), (B) replication, (C) income generation or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86, Accounting for Derivative Instruments and Hedging Activities (SSAP No. 86).

17

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Derivative instruments used in hedging relationships are accounted for on a basis that is consistent with the hedged item (amortized cost or fair value). Derivative instruments used in replication relationships are accounted for on a basis that is consistent with the cash instrument and the replicated asset (amortized cost or fair value). Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative indicates (amortized cost or fair value). Derivative instruments held for other investment/risk management activities receive fair value accounting.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘A’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments: Total return swaps are used in the asset/liability management process to mitigate the risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These total return swaps generally provide for the exchange of the difference between fixed leg (tied to the S&P or interest rate index) and floating leg (tied to LIBOR) amounts based on an underlying notional amount (also tied to the underlying index). Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedge item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Variance swaps are used in the asset/liability management process to mitigate the gamma risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These variance swaps are similar to volatility options where the underlying index provides for the market value movements. Variance swaps do not accrue interest. Typically, no

18

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

cash is exchanged at the outset of initiating the variance swap and a single receipt or payment occurs at the maturity or termination of the contract. Variance swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Futures contracts are used to hedge the liability risk associated when the Company issues products providing the customer a return based on various global equity market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

Separate Accounts

Separate accounts held by the Company primarily represent funds which are administered for individual variable universal life and variable annuity contracts. Assets held in trust for purchases of variable universal life and variable annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheet. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments. The separate accounts, held for individual policyholders, do not have any minimum guarantees, and the investment risks associated with the fair value changes are borne entirely by the policyholder.

The Company received variable contract premiums of $282,851, $305,221 and $349,011, in 2013, 2012 and 2011, respectively. All variable account contracts are subject to discretionary withdrawal by the policyholder at the fair value of the underlying assets less the current surrender charge. Separate account contract holders have no claim against the assets of the general account.

Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The Company received $291,416, $300,860 and $312,161, in 2013, 2012 and 2011, respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.

19

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of premium for periods beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioner’s Standard Ordinary Mortality Tables. The reserves are calculated using interest rates ranging from 2.0 to 5.5 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 4 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined by formula.

The liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually

20

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

reviewed and adjusted as necessary as experience develops or new information becomes available.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include supplemental contracts and certain annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance, and are not reflected as premiums, benefits or changes in reserve in the statement of operations.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Recent Accounting Pronouncements

Effective December 31, 2013, the Company adopted revisions to SSAP No. 35R, Guaranty Fund and Other Assessments – Revised which incorporates subsequent event (Type II) disclosures for entities subject to Section 9010 of the Patient Protection and Affordable Care Act related to assessments payable. The adoption of this revision did not impact the financial position or results of operations of the Company as revisions relate to disclosures only. See Note 13 for further discussion.

Effective January 1, 2013, the Company adopted SSAP No. 92, Accounting for Postretirement Benefits Other Than Pensions, A Replacement of SSAP No. 14 and SSAP No. 102, Accounting for Pensions, A Replacement of SSAP No. 89. This guidance impacts accounting for defined benefit pension plans or other postretirement plans, along with related disclosures. SSAP No. 102 requires recognition of the funded status of the plan based on the projected benefit obligation instead of the accumulated benefit obligation as under SSAP No. 89. In addition, SSAP No. 92

21

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

and SSAP No. 102 require consideration of non-vested participants. The adoption of these standards did not impact the Company’s results of operations, financial position or disclosures as the Company does not sponsor the pension plan and is not directly liable under the plan. See Note 9 for further discussion of the Company’s pension plan and other postretirement plans as sponsored by Aegon.

Effective January 1, 2013, the Company adopted SSAP No. 103, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities which adopts with modifications the guidance in Accounting Standards Update (ASU) 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets and supersedes SSAP No. 91R, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The adoption of this standard did not impact the financial position or results of operation of the Company.

Effective January 1, 2013, the Company adopted non-substantive revisions to SSAP No. 36, Troubled Debt Restructuring. These revisions adopt guidance from ASU 2011-02, Receivables – A Creditors’ Determination of Whether a Restructuring is a Troubled Debt Restructuring, which clarifies what constitutes a troubled debt restructuring and adopts with modification troubled debt restructuring disclosures for creditors from ASU 2010-20: Receivables (Topic 310), Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The adoption of this revision did not impact the financial position or results of operations of the Company.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to require disclosure of embedded credit derivatives within a financial instrument that expose the holder to the possibility of making future payments, and adopted guidance from Accounting Standards Update (ASU) 2010-11, Derivatives and Hedging – Scope Exception Related to Embedded Credit Derivatives, to clarify that seller credit derivative disclosures do not apply to embedded derivative features related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another. The adoption of these revisions had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to move one aspect of the criteria for a hedged forecasted transaction and incorporate it as criteria for a fair value hedge. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 27, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk, Financial Instruments with Concentrations of Credit Risk and Disclosures about Fair Value of Financial Instruments, which clarifies that embedded derivatives, which are not separately recognized as derivatives under statutory accounting, are included in the disclosures of financial instruments with off-balance-sheet risk. The adoption of this revision had no impact to the Company’s results of operations or financial position.

22

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 1, Disclosures of Accounting Policies, Risks and Uncertainties and Other Disclosures. These revisions require reference to the accounting policy and procedure footnote that describes permitted or prescribed practices when an individual note is impacted by such practices. The adoption of this requirement had no impact to the Company’s results of operation or financial position, but did require additional disclosures. See Note 6 Policy and Contract Attributes for further details.

Effective January 1, 2012, the Company adopted revisions to SSAP No. 100, Fair Value Measurements (SSAP No. 100). These revisions require new disclosures of fair value hierarchy and the method used to obtain the fair value measurement, a new footnote that summarizes hierarchy levels by type of financial instrument and gross presentation of purchases, sales, issues and settlements within the reconciliation for fair value measurements categorized within Level 3 of the hierarchy. The adoption of these revisions had no impact to the Company’s results of operations or financial position, but did require additional disclosures. See Note 2 Fair Values of Financial Instruments for further details.

Effective January 1, 2012, the Company began computing current and deferred income taxes in accordance with SSAP No. 101. This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The adoption of this statement resulted in the transfer of $67,503 from Aggregate Write-Ins for Other than Special Surplus Funds to Unassigned Funds and updates to the Company’s income tax disclosures. See Note 5 Income Taxes for further details.

For the year ended December 31, 2011, the Company adopted SSAP No. 10R, Income Taxes –Revised, A Temporary Replacement of SSAP No. 10 (SSAP No. 10R). This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The SSAP temporarily superseded SSAP No. 10, Income Taxes. SSAP No. 10R allowed an entity to elect to admit additional deferred tax assets (DTAs) utilizing a three year loss carryback provision, plus the lesser of a look-forward of three years on gross DTAs expected to be realized or 15% of statutory capital and surplus if the entity’s risk-based capital is above the 250% risk-based capital level where an action level could occur as a result of a trend test utilizing the old SSAP No. 10 provisions to calculate the DTA. Prior to the adoption of SSAP No. 10R, the admitted DTA was calculated by taking into consideration a one year loss carryback and look-forward on gross DTAs that can be expected to be realized and a 10% capital and surplus limit on the admitted amount of the DTA. The Company elected to admit additional deferred tax assets pursuant to SSAP No. 10R and as a result, the cumulative effect of the adoption of this standard was the difference between the calculation of the admitted DTA per SSAP No.10R and the old SSAP No. 10 methodology at December 31, 2011. This change in accounting principle increased surplus by a net amount of $67,503 at December 31, 2011, which has been recorded within the statements of changes in capital and surplus.

Effective December 31, 2011, the Company adopted SSAP No. 5R, Liabilities, Contingencies and Impairments of Assets – Revised. The revisions require the Company to recognize a liability

23

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

equal to the greater of (a) the fair value of the guarantee at its inception, even if the likelihood of payment under the guarantee is remote or (b) the contingent liability amount required to be recognized if it is probable that a liability has been incurred at the financial statement date and the amount of loss can reasonably be determined. While this guidance does not exclude guarantees issued as intercompany transactions or between related parties from the initial liability recognition requirement, there are a couple exceptions. Guarantees made to/or on behalf of a wholly-owned subsidiary and related party guarantees that are considered “unlimited” (for example, in response to a rating agency’s requirement to provide a commitment to support) are exempt from the initial liability recognition. Additional disclosures are also required under this new guidance for all guarantees, whether or not they meet the criteria for initial liability recognition. The adoption of this new accounting principle had no material impact to the Company’s results of operations or financial position, but did require additional disclosures regarding these guarantees.

Effective December 31, 2011, the Company adopted non-substantive revisions to SSAP No. 100, to incorporate the provisions of ASU 2010-06, Improving Disclosures about Fair Value Measurements. This revision required a new disclosure for assets and liabilities for which fair value is not measured and reported in the statement of financial position but is otherwise disclosed. The adoption of these revisions had no impact to the Company’s results of operations or financial position. See Note 2 for further details.

Effective December 31, 2011, the Company adopted non-substantive changes to SSAP No. 32, Investments in Preferred Stock (including investments in preferred stock of subsidiary, controlled, or affiliated entities). The amendment was made to clarify the definition of preferred stock. Under the revised SSAP No. 32, a preferred stock is defined as any class or series of shares the holders of which have any preference, either as to the payment of dividends or distribution of assets on liquidation, over the holder of common stock [as defined in SSAP No. 30, Investments in Common Stock (excluding investments in common stock of subsidiary, controlled, or affiliated entities)] issued by an entity. This revised definition had no impact to the Company.

Effective January 1, 2011, the Company adopted SSAP No. 35R, Guaranty Fund and Other Assessments – Revised. This statement modified the conditions required for recognizing a liability for insurance-related assessments and required additional disclosures to be made in the Notes to the Financial Statements. The adoption of this accounting principle had no financial impact to the Company.

Effective January 1, 2011, the Company adopted revisions to certain paragraphs of SSAP No. 43R – Loan-backed and Structured Securities to clarify the accounting for gains and losses between AVR and IMR. The revisions clarify that an AVR/IMR bifurcation analysis should be performed when SSAP No. 43R securities are sold (not just as a result of impairment). These changes were applied on a prospective basis and had no financial impact to the Company upon adoption.

24

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Effective January 1, 2011, the Company adopted revisions to SSAP No. 43R to clarify the definitions of loan-backed and structured securities. The clarified guidance was applied prospectively and had no financial impact to the Company upon adoption.

Effective January 1, 2014, the Company will adopt SSAP No. 105, Working Capital Finance Investments, which allows working capital finance investments to be admitted assets if certain criteria are met. The adoption of this standard had no impact to the financial position or results of operations of the Company.

Effective December 31, 2014 the Company will adopt revisions to SSAP No. 104R, Share-Based Payments, which provides guidance for share-based payments transactions with non-employees. The adoption of this revision is expected to be immaterial to the financial position and results of operations of the Company.

Reclassifications

Certain reclassifications have been made to the 2012 financial statements to conform to the 2013 presentation.

During 2013, the Company changed the presentation of derivative liabilities. As a result of these changes, $1,841 was reclassified between the Other liabilities line and the Derivatives line in the 2012 Balance Sheet to conform to the 2013 presentation.

Correction of Errors

In 2014 after the filing of the Annual Statement, the Company discovered an error in the reporting of an affiliated modified coinsurance transaction resulting in misstatements of the reserve adjustments on reinsurance ceded, commissions and expense allowances on reinsurance ceded, and benefit expenses in the Statement of Operations. The impact of this error on the aforementioned accounts as of December 31, 2011 was an understatement of net income of $7,549 ($4,907 net of tax). This was corrected and is reflected as a correction of an error in the capital and surplus accounts of the 2012 Statement of Changes in Capital and Surplus. The 2012 financial statements have been restated to properly reflect the impact of the error and the 2013 financial statements have been properly stated.

25

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Restatements

The Company identified errors in its prior year audited statutory financial statements related to affiliated reinsurance receivables. The Company has obtained approval from the Ohio Department of Insurance to restate its 2012 statutory financial statements. The following tables show the impact of the restatement.

	Year Ended December 31, 2012
Balance sheet	As Reported	Adjustment	As Restated
Total admitted assets
Net deferred income tax asset	103,071	2,070	105,141
Receivable from parent, subsidiaries and affiliates	—	10,992	10,992

Total admitted assets	$8,600,827	$13,062	$8,613,889

Total liabilities
Payable to parent	15,332	(15,332)	—
Federal income taxes payable	8,738	9,213	17,951

Total liabilities	$8,281,592	$(6,119)	$8,275,473

	Year Ended December 31, 2012
Statement of Operation	As Reported	Adjustment	As Restated
Commissions and expense allowances on reinsurance ceded	(3,415)	(4,655)	(8,070)
Reserve adjustments on reinsurance ceded	(24,697)	11,499	(13,198)
Benefits paid or provided for: Life	70,668	273	70,941
Gain before benefit from income taxes	148,563	6,571	155,134
Expense from income taxes	13,977	6,571	20,548

Net income	$129,995	$—	$129,995

	Year Ended December 31, 2012
Statement of Changes in Capital and Surplus	As Reported	Adjustment	As Restated
Balance at January 1, 2012	$275,198	$—	$275,198
Net income	129,995	—	129,995
Change in nonadmitted assets	(9,919)	2,070	(7,849)
Change in surplus as a result of reinsurance	(33,519)	12,204	(21,315)
Correction of error - reinsurance	—	4,907	4,907

Balance at December 31, 2012	$319,235	$19,181	$338,416

26

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31, 2012
Consolidated Statement of Cash Flows	As Reported	Adjustment	As Restated
Operating activities:
Miscellaneous income received	258,494	19,048	277,542
Benefit and loss related payments	(520,765)	(273)	(521,038)

Net cash provided by (used in) operating activities	$237,321	$18,775	$256,096

Investing activities:

Net cash (used in) provided by investing activities	$(227,854)	$—	$(227,854)

Financing and miscellaneous activities:
Receivable from parent, subsidiaries and affiliates	2,067	(10,992)	(8,925)
Payable to parent, subsidiaries and affiliates	(11,400)	(15,332)	(26,732)
Other cash provided (applied)	2,147	7,549	9,696

Net cash (used in) provided by financing and miscellaneous activities	$4,412	$(18,775)	$(14,363)

2. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

27

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure that the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3).The levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 -	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets

b) Quoted prices for identical or similar assets or liabilities in non-active markets

c) Inputs other than quoted market prices that are observable

d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

28

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values. Cash in not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indexes, third party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of level one and level two values within the fair value hierarchy. For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real Estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunctions with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds, were determined primarily by using indexes, third party pricing services and internal models.

Derivative Financial Instruments: The estimated fair values of interest rate swaps, including interest rate and currency swaps, are based on pricing models or formulas using current assumptions.

29

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Policy Loans: The fair value of policy loans is equal to the book value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Receivable from/Payable to Parent, Subsidiaries and Affiliates: The carrying amount of receivable from/payable to affiliates approximates their fair value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values.

Investment Contract Liabilities: The carrying value of the Company’s liabilities for deferred annuities with minimum guaranteed benefits is determined using a stochastic valuation as described in Note 6, which approximates the fair value. For investment contracts without minimum guarantees, fair value is estimated using discounted cash flows. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are valued in the same manner as general account assets as further described in this note. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees.

The Company accounts for its investments in affiliated common stock using the equity method of accounting; as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

30

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2013 and 2012, respectively:

	December 31 2013
	Estimated Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$106,781	$106,781	$—	$106,781	$—	$—
Bonds	1,481,846	1,448,053	92,402	1,360,214	29,230	—
Mortgage loans on real estate	79,470	77,805	—	—	79,470	—
Other invested assets	500	500	—	500	—	—
Policy loans	442,800	442,800	—	442,800	—	—
Securities lending reinvested collateral	88,261	88,265	—	88,261	—	—
Receivable from parent, subsidiaries and affiliates	19,859	19,859	—	19,859	—	—
Separate account assets	6,969,477	6,969,477	6,969,477	—	—	—
Liabilities
Investment contract liabilities	415,572	408,065	—	3,735	411,837	—
Deposit-type contracts	21,520	21,520	—	21,520	—	—
Equity swaps	4,100	4,100	—	4,100	—	—
Separate account annuity liabilities	3,383,676	3,383,676	—	3,383,676	—	—

	December 31 2012 - restated
	Estimated Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$182,489	$182,489	$—	$182,489	$—	$—
Bonds	1,205,473	1,116,229	72,215	1,124,699	8,559	—
Common stocks, other than affiliates	117	117	117	—	—	—
Mortgage loans on real estate	52,182	50,714	—	—	52,182	—
Policy loans	411,101	411,101	—	411,101	—	—
Securities lending reinvested collateral	84,804	84,899	—	84,804	—	—
Receivable from parent, subsidiaries and affiliates	10,992	10,992	—	10,992	—	—
Separate account assets	6,477,241	6,477,241	6,477,241	—	—	—
Liabilities
Investment contract liabilities	495,984	493,117	—	9,346	486,638	—
Deposit-type contracts	14,647	14,647	—	14,647	—	—
Interest rate swaps	1,841	1,841	—	1,841	—	—
Separate account annuity liabilities	3,251,991	3,251,991	—	3,251,991	—	—

31

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2013 and 2012:

	2013
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$1,455	$551	$2,006

Total bonds	—	1,455	551	2,006
Cash equivalents and short-term investments
Government	—	3	—	3
Industrial and miscellaneous	—	61,490	—	61,490
Mutual funds	—	45,194	—	45,194
Sweep accounts	—	94	—	94

Total Short-term	—	106,781	—	106,781
Separate account assets	—	—	—	—

Total assets at fair value	$—	$108,236	$551	$108,787

Liabilities:
Derivative liabilities	$—	$4,100	$—	$4,100

Total liabilities at fair value	$—	$4,100	$—	$4,100

	2012
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$1,246	$555	$1,801

Total bonds	—	1,246	555	1,801
Common stock
Industrial and miscellaneous	117	—	—	117

Total common stock	117	—	—	117
Cash equivalents and short-term investments
Government	—	3	—	3
Industrial and miscellaneous	—	134,981	—	134,981
Mutual funds	—	47,260	—	47,260
Sweep accounts	—	245	—	245

Total Short-term	—	182,489	—	182,489
Separate account assets	6,477,241	—	—	6,477,241

Total assets at fair value	$6,477,358	$183,735	$555	$6,661,648

32

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Bonds classified in Level 2 are valued using inputs from third party pricing services or broker quotes. Level 3 measurements for bonds are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data or internal modeling which utilize inputs that are not market observable.

Short-term investments are classified as Level 2 as they are carried at amortized cost, which approximates fair value.

Derivatives classified as Level 2 represent over-the-counter (OTC) contracts valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades or external pricing services.

During 2013 and 2012, there were no transfers between Level 1 and 2, respectively.

33

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables summarize the changes in assets and liabilities classified in Level 3 for 2013 and 2012:

	Balance at January 1, 2013	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
Other	$555	$—	$—	$43	$(27)

Total	$555	$—	$—	$43	$(27)

	Issuances	Purchases	Sales	Settlements	Balance at December 31, 2013
Bonds
Other	$—	$—	$—	$20	$551

Total	$—	$—	$—	$20	$551

	Balance at January 1, 2012	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
Other	$559	$—	$—	$51	$(25)

Total	$559	$—	$—	$51	$(25)

	Issuances	Purchases	Sales	Settlements	Balance at December 31, 2012
Bonds
Other	$—	$—	$—	$30	$555

Total	$—	$—	$—	$30	$555

(a)	Recorded as a component of Net Realized Capital Gains/Losses in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains/Losses in the Statements of Changes in Capital and Surplus

The Company’s policy is to recognize transfers in and out of levels as of the beginning of the reporting period.

As indicated in Note 1, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. The Company is exploring the sale of 2 parcels of land adjacent to its home office properties. Therefore, these 2 properties are carried at fair value less cost to sell as of December 31, 2013, which amounts to $6,259. There was no real estate carried at fair value as of December 31, 2012.

34

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Fair value was determined by utilizing an external appraisal following the sales comparison approach. The fair value measurements are classified in Level 3 as the comparable sales and adjustments for the specific attributes of these properties are not market observable inputs.

3. Investments

The carrying amount and estimated fair value of investments in bonds are as follows:

			Gross	Gross
			Unrealized	Unrealized
		Gross	Losses 12	Losses less	Estimated
	Carrying	Unrealized	Months or	Than 12	Fair
	Amount	Gains	More	Months	Value
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$82,813	$1,150	$10	$2,075	$81,878
State, municipal and other government	32,010	759	354	1,246	31,169
Hybrid securities	19,038	2,622	—	—	21,660
Industrial and miscellaneous	936,439	37,152	1,088	15,148	957,355
Mortgage and other asset-backed securities	377,753	17,489	1,079	4,379	389,784

	$1,448,053	$59,172	$2,531	$22,848	$1,481,846

			Gross	Gross
			Unrealized	Unrealized
		Gross	Losses 12	Losses less	Estimated
	Carrying	Unrealized	Months or	Than 12	Fair
	Amount	Gains	More	Months	Value
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$52,940	$5,702	$—	$—	$58,642
State, municipal and other government	27,378	3,421	50	—	30,749
Hybrid securities	19,055	864	1,238	—	18,681
Industrial and miscellaneous	720,424	68,173	24	1,072	787,501
Mortgage and other asset-backed securities	296,432	19,586	6,083	35	309,900

	$1,116,229	$97,746	$7,395	$1,107	$1,205,473

At December 31, 2013 and 2012, respectively, for bonds that have been in a continuous loss position for greater than or equal to twelve months, the Company held 26 and 21 securities with a carrying amount of $49,119 and $51,454 and an unrealized loss of $2,531 and $7,394 with an

35

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

average price of 94.9 and 85.6 (fair value/amortized cost). Of this portfolio, 82.2% and 72.4% were investment grade with associated unrealized losses of $1,394 and $5,266, respectively.

At December 31, 2013 and 2012, respectively, for bonds that have been in a continuous loss position for less than twelve months, the Company held 178 and 17 securities with a carrying amount of $609,765 and $61,424 and an unrealized loss of $22,848 and $1,107 with an average price of 96.3 and 98.2 (fair value/amortized cost). Of this portfolio, 98.0% and 88.5% were investment grade with associated unrealized losses of $21,926 and $788, respectively.

The estimated fair value of bonds and common stocks with gross unrealized losses at December 31, 2013 and 2012 are as follows:

	Losses 12	Losses Less
	Months or	Than 12
	More	Months	Total
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$540	$64,656	$65,196
State, municipal and other government	1,814	14,149	15,963
Industrial and miscellaneous	27,904	380,486	408,390
Mortgage and other asset-backed securities	16,330	127,625	143,955

	$46,588	$586,916	$633,504

	Losses 12	Losses Less
	Months or	Than 12
	More	Months	Total
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$—	$550	$550
State, municipal and other government	2,120	—	2,120
Hybrid securities	8,250	—	8,250
Industrial and miscellaneous	641	57,229	57,870
Mortgage and other asset-backed securities	33,049	2,539	35,588

	44,060	60,318	104,378
Unaffiliated common stocks	—	116	116

	$44,060	$60,434	$104,494

36

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The carrying amount and estimated fair value of bonds at December 31, 2013, by contractual maturity, is shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepay penalties.

	Carrying Amount	Estimated Fair Value
Due in one year or less	$25,979	$26,476
Due after one year through five years	294,870	311,620
Due after five years through ten years	507,668	510,003
Due after ten years	241,783	243,963

	$1,070,300	$1,092,062
Mortgage and other asset-backed securities	377,753	389,784

	$1,448,053	$1,481,846

For impairment policies related to non-structured and structured securities, refer to Note 1 under Investments.

There were no loan-backed securities with a recognized other-than-temporary impairment (OTTI) due to intent to sell or lack of intent and ability to hold during the years ended December 31, 2013 or 2011. The following table provides the aggregate totals for loan-backed securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold, in which the security is written down to fair value during the year ended December 31, 2012.

	Amortized
	Cost Basis	OTTI Recognized in Loss
	Before OTTI	Interest	Non-interest	Fair Value
Year Ended December 31, 2012
OTTI recognized 4th Quarter:
Inability or lack of intent to retain the investment in the security for a period of time sufficient to recover the amortized cost basis	$8,122	$—	$117	$8,005

Total 4th Quarter OTTI on loan-backed securities	8,122	—	117	8,005

Aggregate total	$8,122	$—	$117	$8,005

37

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide the aggregate totals for loan-backed securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield.

	Amortized Cost
	before Current		Amortized Cost
	Period OTTI	Recognized OTTI	After OTTI	Fair Value
Year ended December 31, 2013
1st quarter present value of cash flows expected to be less than the amortized cost basis	$4,934	$244	$4,690	$930
2nd quarter present value of cash flows expected to be less than the amortized cost basis	3,857	64	3,793	403
3rd quarter present value of cash flows expected to be less than the amortized cost basis	6,137	505	5,632	1,815
4th quarter present value of cash flows expected to be less than the amortized cost basis	2,378	104	2,274	2,135

Aggregate total	$17,306	$917	$16,389	$5,283

	Amortized Cost
	before Current		Amortized Cost
	Period OTTI	Recognized OTTI	After OTTI	Fair Value
Year ended December 31, 2012
1st quarter present value of cash flows expected to be less than the amortized cost basis	$1,582	$10	$1,572	$926
2nd quarter present value of cash flows expected to be less than the amortized cost basis	6,924	56	6,868	2,062
3rd quarter present value of cash flows expected to be less than the amortized cost basis	31	1	30	18
4th quarter present value of cash flows expected to be less than the amortized cost basis	14,707	317	14,390	9,570

Aggregate total	$23,244	$384	$22,860	$12,576

38

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year ended December 31, 2011
1st quarter present value of cash flows expected to be less than the amortized cost basis	$1,000	$24	$976	$529
2nd quarter present value of cash flows expected to be less than the amortized cost basis	2,733	80	2,653	1,548
3rd quarter present value of cash flows expected to be less than the amortized cost basis	2,604	25	2,579	1,377
4th quarter present value of cash flows expected to be less than the amortized cost basis	3,821	108	3,713	2,307

Aggregate total	$10,158	$237	$9,921	$5,761

The following loan-backed and structured securities were held at December 31, 2013, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Quarter in which Impairment Occurred
35729PPC8	$4,000	$3,869	$131	$3,869	$703	1Q 2013
759950FJ2	934	822	112	822	227	1Q 2013
35729PPC8	3,857	3,793	64	3,793	403	2Q 2013
35729PPC8	3,783	3,598	185	3,598	355	3Q 2013
759950FJ2	818	652	166	652	255	3Q 2013
12668WAC1	813	785	28	785	727	4Q 2013
759950FJ2	201	190	11	190	207	4Q 2013

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2013 and 2012 is as follows:

	Losses 12 Months or More	Losses Less Than 12 Months
Year Ended December 31, 2013
The aggregate amount of unrealized losses	$1,974	$4,389
The aggregate related fair value of securities with unrealized losses	18,285	127,677

39

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Losses 12 Months or More	Losses Less Than 12 Months
Year Ended December 31, 2012
The aggregate amount of unrealized losses	$11,568	$35
The aggregate related fair value of securities with unrealized losses	34,850	4,056

Detail of net investment income is presented below:

	Year Ended December 31
	2013	2012	2011
Income:
Bonds	$55,638	$47,292	$41,739
Common stocks	15,510	13,925	18,667
Mortgage loans on real estate	2,542	2,091	1,502
Real estate	4,520	4,409	4,571
Policy loans	22,562	21,841	21,751
Cash, cash equivalents and short-term investments	213	314	386
Derivatives	23	—	(516)
Other invested assets	(764)	(684)	(1,287)
Other	1,250	1,130	515

Gross investment income	101,494	90,318	87,328
Less investment expenses	9,004	8,589	7,297

Net investment income	$92,490	$81,729	$80,031

Proceeds from sales and other disposals (excluding maturities) of bonds and preferred stock and related gross realized capital gains and losses were as follows:

	Year Ended December 31
	2013	2012	2011
Proceeds	$312,963	$324,065	$258,853

Gross realized gains	$3,042	$6,484	$3,231
Gross realized losses	(6,545)	(1,347)	(2,031)

Net realized capital gains (losses)	$(3,503)	$5,137	$1,200

The Company had gross realized losses for the years ended December 31, 2013, 2012, and 2011 of $923, $417 and $311, respectively, which relate to losses recognized on other-than-temporary declines in fair values of bonds.

40

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Net realized capital gains (losses) on investments are summarized below:

	Realized
	Year Ended December 31
	2013	2012	2011
Bonds	$(4,426)	$4,720	$889
Common stocks	—	1	—
Mortgage loans	—	252	237
Real estate	(830)	—	—
Cash, cash equivalents and short-term investments	—	—	5
Derivatives	13,326	(4,550)	(13,204)
Other	(33)	(170)	—

	8,037	253	(12,073)
Federal income tax effect	968	(1,153)	402
Transfer to interest maintenance reserve	2,098	(3,691)	(760)

Net realized capital gains (losses) on investments	$11,103	$(4,591)	$(12,431)

The Company did not have any recorded investments in restructured securities at December 31, 2013 and 2011. At December 31, 2012, the Company had recorded investments in restructured securities of $118. The capital gain taken as a direct result of restructures in 2012 was $34. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

The changes in net unrealized capital gains and losses on investments were as follows:

	Change in Unrealized
	Year Ended December 31
	2013	2012	2011
Bonds	$4,581	$765	$(999)
Common stocks	1	(1)	(3,237)
Affiliated entities	2,679	342	—
Derivatives	(2,259)	(1,330)	461
Other invested assets	—	222	(206)

Change in unrealized capital gains (losses)	5,002	(2)	(3,981)
Taxes on unrealized capital gains/losses	—	120	261

Change in unrealized capital gains (losses), net of tax	$5,002	$118	$(3,720)

41

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The credit quality of mortgage loans by type of property for the year ended December 31, 2013 were as follows:

	Commercial	Total
AAA - AA	$26,358	$26,358
A	51,447	51,447

	$77,805	$77,805

The credit quality for commercial mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2013, the Company issued mortgage loans with a maximum interest rate of 3.80% and a minimum interest rate of 3.60% for commercial loans. During 2012, the Company issued mortgage loans with a maximum interest rate of 3.75% and a minimum interest rate of 3.70% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the years ending December 31, 2013 and 2012 at the time of origination was 64% and 70%, respectively. During 2013 and 2012, no loans were transferred from affiliated entities.

42

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide the age analysis of mortgage loans aggregated by type:

		Residential		Commercial
December 31, 2013	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$—	$—	$—	$—	$77,805	$—	$77,805
(b) 30-59 Days Past Due	—	—	—	—	—	—	—
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	—	—	—	—	—

		Residential		Commercial
December 31, 2012	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$—	$—	$—	$—	$50,714	$—	$50,714
(b) 30-59 Days Past Due	—	—	—	—	—	—	-
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	—	—	—	—	—

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company did not recognize any interest income on impaired loans for the years ended December 31, 2013, 2012 or 2011. The Company did not recognize any interest income on a cash basis for the years ended December 31, 2013, 2012 or 2011.

During 2013, 2012 and 2011, no mortgage loans were foreclosed and transferred to real estate. At December 31, 2013 and 2012, the Company held a mortgage loan loss reserve in the AVR of $759 and $482, respectively.

43

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2013	2012		2013	2012
South Atlantic	57%	39%	Retail	46%	74%
W. South Central	15	11	Other	34	2
Pacific	12	24	Office	20	24
Middle Atlantic	7	11
W. North Central	6	10
Mountain	3	5

At December 31, 2013, the Company had ownership interest in five LIHTC investments. The remaining years of unexpired tax credits ranged from two to eight and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from two to thirteen years. There are no contingent equity commitments expected to be paid in the future. There were no impairment losses, write-downs or reclassifications during 2013 related to these credits.

At December 31, 2012, the Company had ownership interest in five LIHTC investments. The remaining years of unexpired tax credits ranged from three to nine and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from three to fourteen years. There were no contingent equity commitments expected to be paid in the future. There were no impairment losses, write-downs or reclassifications during 2012 related to these credits.

The following tables provide the carrying value of state transferable tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2013 and 2012:

		December 31, 2013
Description of State Transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$160	$489

Total		$160	$489

		December 31, 2012
Description of State Transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$426	$755

Total		$426	$755

*	The unused amount reflects credits that the Company deems will be realizable in the period from 2014 to 2015.

The Company had no non-transferable state tax credits.

44

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits.

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, the Company is required to post assets instead. At December 31, 2013 and 2012, the Company does not have any contracts, aggregated at a counterparty level, with a positive fair value. At December 31, 2013 and 2012, the fair value of all contracts, aggregated at a counterparty level, with a negative fair value amount to $4,100 and $1,841, respectively.

At December 31, 2013 and 2012, respectively, the Company has recorded $(4,100) and $(1,841) for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized loss.

The Company did not recognize any unrealized gains or losses during 2013 or 2012 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

At December 31, 2013 and 2012, respectively, the Company had outstanding receive fixed - pay fixed swaps with a notional amount of $690 and $8.

At December 31, 2013 and 2012, respectively, the Company had outstanding receive fixed - pay floating swaps with a notional amount of $14,368 and $0.

The Company recognized net realized gain (losses) from swaps in the amount of $(3,558), $(3,791) and $0 for the years ended December 31, 2013, 2012, and 2011, respectively.

Under exchange traded futures and options, the Company agrees to purchase a specified number of contracts from other parties and to post a variation margin on a daily basis in an amount equal to the difference in the daily fair values of those contracts. The parties with whom the Company enters into exchange traded futures and options are regulated futures commissions merchants who are members of a trading exchange. The Company recognized net realized gains (losses) from futures contracts in the amount of $16,914, $758 and $13,203 for the years ended December 31, 2013, 2012 and 2011, respectively.

45

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Open futures contracts at December 31, 2013 and 2012 are as follows:

Long/Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2013
		DJ EURO STOXX
Long	967	March 2014 Futures	$28,040	$30,054
		HANG SENG IDX
Long	140	January 2014 Futures	162,918	163,331
		S&P 500
Long	306	March 2014 Futures	134,506	140,844
		S&P 500
Short	135	March 2014 Futures	59,917	62,137

Long/Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2012
		DJ EURO STOXX
Long	529	March 2013 Futures	$18,310	$18,290
		HANG SENG IDX
Long	60	January 2013 Futures	8,751	8,779
		S&P 500
Long	44	March 2013 Futures	15,070	15,621

46

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables show the pledged or restricted assets as of December 31, 2013 and 2012, respectively:

	Gross Restricted Current Year
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A) Activity	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	$—	$—
b. Collateral held under security lending agreements	88,184	—	—	—	88,184
c. Subject to repurchase agreements	—	—	—	—	—
d. Subject to reverse repurchase agreements	—	—	—	—	—
e. Subject to dollar repurchase agreements	26,475	—	—	—	26,475
f. Subject to dollar reverse repurchase agreements	—	—	—	—	—
g. Placed under option contracts	—	—	—	—	—
h. Letter stock or securities restricted as to sale	—	—	—	—	—
i. On deposit with state(s)	3,526	—	—	—	3,526
j. On deposit with other regulatory bodies	—	—	—	—	—
k. Pledged as collateral not captured in other categories	18,694	—	—	—	18,694
l. Other restricted assets	—	—	—	—	—

m. Total Restricted Assets	$136,879	$—	$—	$—	$136,879

47

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Gross Restricted			Percentage
Restricted Asset Category	Total From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	0.00%	0.00%
b. Collateral held under security lending agreements	84,932	3,252	88,184	0.94	0.94
c. Subject to repurchase agreements	—	—	—	0.00	0.00
d. Subject to reverse repurchase agreements	—	—	—	0.00	0.00
e. Subject to dollar repurchase agreements	25,986	489	26,475	0.28	0.28
f. Subject to dollar reverse repurchase agreements	—	—	—	0.00	0.00
g. Placed under option contracts	—	—	—	0.00	0.00
h. Letter stock or securities restricted as to sale	—	—	—	0.00	0.00
i. On deposit with state(s)	3,567	(41)	3,526	0.04	0.04
j. On deposit with other regulatory bodies	—	—	—	0.00	0.00
k. Pledged as collateral not captured in other categories	14,125	4,569	18,694	0.20	0.20
l. Other restricted assets	—	—	—	0.00	0.00

m. Total Restricted Assets	$128,610	$8,269	$136,879	1.46%	1.46%

Assets pledged as collateral not captured in other categories includes invested assets with a carrying value of $18,694 and $14,125, respectively, in conjunction with derivative transactions as of December 31, 2013 and 2012, respectively.

4. Reinsurance

The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and

48

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

this would become an actual liability in the event that the assuming insurance company became unable to meet its obligations under the reinsurance treaty.

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2013	2012	2011
Direct premiums	$729,989	$684,163	$670,285
Reinsurance assumed - affiliated	—	—	763
Reinsurance ceded - affiliated	(139,956)	(149,569)	(143,983)
Reinsurance ceded - non-affiliated	(48,942)	(49,886)	(46,466)

Net premiums earned	$541,091	$484,708	$480,599

The Company received reinsurance recoveries in the amount of $126,271, $137,800 (restated) and $129,708 during 2013, 2012 and 2011, respectively. At December 31, 2013 and 2012, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $16,802 and $18,533, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2013 and 2012 of $491,148 and $631,262, respectively. As of December 31, 2013 and 2012, the amount of reserve credits for reinsurance ceded that represented unauthorized affiliated companies were $433,483 and $571,479, respectively.

The Company would experience no reduction in surplus at December 31, 2013 if all reinsurance agreements were cancelled.

On July 1, 2013, the Company recaptured certain treaties from a non-affiliate, for which net consideration received was $1,174, life and claim reserves recaptured were $3,296, premiums recaptured were $2,004, and claims recaptured were $956, resulting in a pre-tax loss of $1,081, which was included in the Statement of Operations.

On April 26, 2011, Aegon N.V announced the divestiture of its life reinsurance operations, Transamerica Reinsurance to SCOR SE, a Societas Europaea organized under the laws of France (SCOR), which was effective August 9, 2011.

The life reinsurance business conducted by Transamerica Reinsurance was written through several of Aegon N.V.’s U.S. and international affiliates, all of which remain Aegon N.V. affiliates following the closing, except for Transamerica International Reinsurance Ireland, Limited, an Irish reinsurance company (TIRI). In preparation of the divestiture of the life reinsurance business to SCOR, during the second quarter of 2011, the Company, as well as other affiliated life insurance companies, recaptured certain business that had been reinsured to TIRI, subsequently ceding the majority of the business recaptured to Transamerica International Re

49

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

(Bermuda) Ltd. (TIRe), an affiliate. As a result of these transactions, the net impact to the Company was a pre-tax loss of $94,262, which was included in the statement of operations, and a net of tax gain of $63,421 which has been credited directly to unassigned surplus. Additional information surrounding these transactions is outlined below.

Effective April 1, 2011, the Company recaptured the traditional life business that was previously reinsured on a coinsurance funds withheld basis to TIRI, and subsequently reinsured this business to TIRe. The Company paid recapture consideration of $29,300 and released the associated funds withheld liability of $22,729 associated with the recapture, and received an initial ceding commission of $27,400 and established a funds withheld liability of $23,061 on the new cession to TIRe. Life, claim reserves and other assets associated with this block that were exchanged were $86,197, $9,563 and $2,344, respectively. The Company released into income a previously deferred unamortized gain resulting from the original cession of this business to TIRI in the amount of $175 ($120 net of tax) resulting in a pre-tax loss of $99,812 on the recapture which was included in the statement of operations as of December 31, 2011. The cession to TIRe resulted in a net of tax gain of $63,541, which was credited directly to unassigned surplus at December 31, 2011.

Effective April 1, 2011, TIRI, recaptured the BOLI/COLI catastrophic mortality risk that had previously been retro-ceded to the Company. The Company released life and claim reserves of $5,507 and $43, respectively, with no consideration exchanged, resulting in a pre-tax gain of $5,550 which was included in the statement of operations at December 31, 2011.

During 2013, 2012 and 2011, the Company amortized deferred gains from reinsurance transactions occurring prior to 2011 of $15,661, $21,315 (restated) and $21,792, respectively, into earnings on a net of tax basis with a corresponding charge to unassigned surplus.

Letters of credit held for all unauthorized reinsurers as of December 31, 2013, 2012 and 2011 were $196,300, $179,100 and $273,000, respectively.

50

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Income Taxes

The net deferred income tax asset at December 31, 2013 and 2012 and the change from the prior year are comprised of the following components:

	December 31, 2013
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$188,007	$5,014	$193,021
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	188,007	5,014	193,021
Deferred Tax Assets Nonadmitted	98,096	—	98,096

Subtotal (Net Deferred Tax Assets)	89,911	5,014	94,925
Deferred Tax Liabilities	6,726	1,814	8,540

Net Admitted Deferred Tax Assets	$83,185	$3,200	$86,385

	December 31, 2012 – restated
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$204,072	$5,477	$209,549
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	204,072	5,477	209,549
Deferred Tax Assets Nonadmitted	94,756	225	94,981

Subtotal (Net Deferred Tax Assets)	109,316	5,252	114,568
Deferred Tax Liabilities	8,074	1,353	9,427

Net Admitted Deferred Tax Assets	$101,242	$3,899	$105,141

	Ordinary	Change Capital	Total
Gross Deferred Tax Assets	$(16,065)	$(463)	$(16,528)
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	(16,065)	(463)	(16,528)
Deferred Tax Assets Nonadmitted	3,340	(225)	3,115

Subtotal (Net Deferred Tax Assets)	(19,405)	(238)	(19,643)
Deferred Tax Liabilities	(1,348)	461	(887)

Net Admitted Deferred Tax Assets	$(18,057)	$(699)	$(18,756)

51

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2013	2012	Change
		Restated
Ordinary
Policyholder reserves	$87,923	$105,158	(17,235)
Investments	1,436	644	792
Deferred acquisition costs	83,907	85,238	(1,331)
Compensation and benefits accrual	458	470	(12)
Receivables - nonadmitted	13,607	10,866	2,741
Corporate Provision	—	350	(350)
Other (including items <5% of ordinary tax assets)	676	1,346	(670)

Subtotal	188,007	204,072	(16,065)
Nonadmitted	98,096	94,756	3,340

Admitted ordinary deferred tax assets	89,911	109,316	(19,405)
Capital:
Investments	5,014	5,477	(463)
Other (including items <5% of total total capital tax assets)	—	—	—

Subtotal	5,014	5,477	(463)
Nonadmitted	—	225	(225)

Admitted capital deferred tax assets	5,014	5,252	(238)

Admitted deferred tax assets	$94,925	$114,568	$(19,643)

	Year Ended December 31
	2013	2012	Change
		Restated
Deferred Tax Liabilities:
Ordinary
Investments	$27	$295	$(268)
§807(f) adjustment	6,075	7,769	(1,694)
Other (including items <5% of total ordinary tax liabilities)	291	10	281

Subtotal	6,393	8,074	(1,681)
Capital
Investments	2,147	1,353	794
Other (including items <5% of total capital tax liabilities)	—	—	—

Subtotal	2,147	1,353	794

Deferred tax liabilities	8,540	9,427	(887)

Net deferred tax assets/liabilities	$86,385	$105,141	$(18,756)

The Company did not record a valuation allowance for deferred tax assets as of December 31, 2013 and 2012.

52

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

As discussed in Note 1, for the years ended December 31, 2013 and 2012 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

	December 31, 2013
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$59,186	$568	$59,754
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	23,999	2,632	26,631
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	23,999	2,632	26,631
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	43,246
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2( a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	6,726	1,814	8,540

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$89,911	$5,014	$94,925

	December 31, 2012 - restated
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$78,322	$1,538	$79,860
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	22,921	2,360	25,281
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	22,921	2,360	25,281
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	32,425
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2( a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	8,074	1,353	9,427

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$109,317	$5,251	$114,568

53

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Ordinary	Change Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$(19,136)	$(970)	$(20,106)
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	1,078	272	1,350
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	1,078	272	1,350
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	10,821
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	(1,348)	461	(887)

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$(19,406)	$(237)	$(19,643)

	December 31
	2013	2012	Change
		Restated
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount	660%	629%	31%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 above	$319,063	$233,275	$85,788

54

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The impact of tax planning strategies at December 31, 2013 and 2012 was as follows:

	December 31, 2013
	Ordinary	Capital
	Percent	Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$188,007	$5,014	$193,021
(% of Total Adjusted Gross DTAs)	0%	89%	2%

Net Admitted Adjusted Gross DTAs	$89,911	$5,014	$94,925
(% of Total Net Admitted Adjusted Gross DTAs)	0%	52%	3%

	December 31, 2012 - restated
	Ordinary	Capital
	Percent	Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$204,072	$5,477	$209,549
(% of Total Adjusted Gross DTAs)	0%	72%	2%

Net Admitted Adjusted Gross DTAs	$109,317	$5,251	$114,568
(% of Total Net Admitted Adjusted Gross DTAs)	0%	38%	2%

		Change
	Ordinary	Capital
	Percent	Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$(16,065)	$(463)	$(16,528)
(% of Total Adjusted Gross DTAs)	0%	17%	0%

Net Admitted Adjusted Gross DTAs	$(19,406)	$(237)	$(19,643)
(% of Total Net Admitted Adjusted Gross DTAs)	0%	14%	1%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

55

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2013	2012	Change
		Restated
Current Income Tax
Federal	$25,592	$20,548	$5,044
Foreign	—	—	—

Subtotal	25,592	20,548	5,044

Federal income tax on net capital gains	(968)	1,153	(2,121)
Utilization of capital loss carry-forwards	—	—	—
Other	—	—	—

Federal and foreign income taxes incurred	$24,624	$21,701	$2,923

	Year Ended December 31
	2012	2011	Change
	Restated
Current Income Tax
Federal	$20,548	$9,379	$11,169
Foreign	—	—	—

Subtotal	20,548	9,379	11,169

Federal income tax on net capital gains	1,153	(402)	1,555
Utilization of capital loss carry-forwards	—	—	—
Other	—	—	—

Federal and foreign income taxes incurred	$21,701	$8,977	$12,724

56

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35% to income before tax as follows:

	Year Ended December 31
	2013	2012	2011
		Restated
Current income taxes incurred	$24,624	$21,701	$8,977
Change in deferred income taxes (without tax on unrealized gains and losses)	14,829	12,437	(18,337)

Total income tax reported	$39,453	$34,138	$(9,360)

Income before taxes	$182,335	$155,387	$(2,209)
	35.00%	35.00%	35.00%

Expected income tax expense (benefit) at 35% statutory rate	$63,817	$54,385	$(773)
Increase (decrease) in actual tax reported resulting from:
Dividends received deduction	(13,794)	(9,949)	(13,603)
Tax credits	(499)	(847)	(1,817)
Tax-exempt Income	(11)	—	—
Tax adjustment for IMR	(269)	(531)	(464)
Surplus adjustment for in-force ceded	(5,481)	(7,460)	14,570
Nondeductible expenses	7	9	53
Deferred tax benefit on other items in surplus	(2,725)	(258)	(5,245)
Provision to return	(583)	(569)	(498)
Life-owned life insurance	(809)	(808)	(798)
Dividends from certain foreign corporations	124	179	165
Prior period adjustment	—	—	(810)
Other	(324)	(13)	(140)

Total income tax reported	$39,453	$34,138	$(9,360)

For federal income tax purposes, the Company joins in a consolidated income tax return filing with its indirect parent company, Transamerica Corporation, and other affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not yet been filed for 2013.

57

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

As of December 31, 2013 and 2012, the Company had no operating loss, capital loss or tax credit carryforwards available for tax purposes.

The Company incurred income taxes during 2013, 2012 and 2011 of $25,819, $23,920 (restated) and $10,171, respectively, which will be available for recoupment in the event of future net losses.

The amount of tax contingencies calculated for the Company as of December 31, 2013 and 2012 is $398 and $635, respectively. The total amount of tax contingencies that, if recognized, would affect the effective income tax rate is $398. The Company classifies interest and penalties related to income taxes as income tax expense. The Company’s interest expense related to income taxes for the years ending December 31, 2013, 2012 and 2011 is $17, $34 and $107, respectively. The total interest payable balance as of December 31, 2013 and 2012 is $16 and $43, respectively. The Company recorded no liability for penalties. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within twelve months of the reporting date.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2004. The examination for the years 2005 through 2006 have been completed and resulted in tax return adjustments that are currently undergoing final calculation at appeal. The examination for the years 2007 through 2008 has been completed and resulted in tax return adjustments that are currently being appealed. An examination is already in progress for the years 2009 and 2010. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

58

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Policy and Contract Attributes

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31, 2013
	General Account	Separate Account Non-Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$6,430	$—	$6,430	0%
At book value less surrender charge of 5% or more	17,134	—	17,134	0
At fair value	10,146	3,383,580	3,393,727	85

Total with adjustment or at fair value	33,710	3,383,580	3,417,291	85
At book value without adjustment (minimal or no charge or adjustment)	338,449	—	338,449	9
Not subject to discretionary withdrawal	224,984	24,398	249,381	6

Total annuity reserves and deposit liabilities	597,143	3,407,978	4,005,121	100%

Less reinsurance ceded	176,169	—	176,169

Net annuity reserves and deposit liabilities	$420,974	$3,407,978	$3,828,952

59

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	December 31, 2012
	General Account	Separate Account Non-Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$12,653	$—	$12,653	0%
At book value less surrender charge of 5% or more	23,271	—	23,271	1
At fair value	10,303	3,251,952	3,262,255	79

Total with adjustment or at fair value	46,226	3,251,952	3,298,179	80
At book value without adjustment (minimal or no charge or adjustment)	356,324	—	356,324	9
Not subject to discretionary withdrawal	460,643	17,530	478,173	11

Total annuity reserves and deposit liabilities	863,193	3,269,482	4,132,676	100%

Less reinsurance ceded	359,372	—	359,372

Net annuity reserves and deposit liabilities	$503,822	$3,269,482	$3,773,304

Information regarding the separate accounts of the Company is as follows:

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonindexed Guaranteed More Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2013	$—	$—	$—	$282,851	$282,851

Reserves for accounts with assets at fair value at December 31, 2013	$—	$—	$—	$6,751,640	$6,751,640

Reserves for separate accounts by withdrawal characteristics as of December 31, 2013:
Subject to discretionary withdrawal:	$—	$—	$—	$—	$—
With fair value adjustment	—	—	—	—	—
At book value without fair value adjustment and with current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	6,727,242	6,727,242
At book value without fair value adjustment and with current surrender charge of less than 5%	—	—	—	—	—

Subtotal	—	—	—	6,727,242	6,727,242
Not subject to discretionary withdrawal	—	—	—	24,398	24,398

Total separate account liabilities at December 31, 2013	$—	$—	$—	$6,751,640	$6,751,640

60

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonindexed Guaranteed More Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2012	$—	$—	$—	$305,221	$305,221

Reserves for accounts with assets at fair value at December 31, 2012	$—	$—	$—	$6,184,833	$6,184,833

Reserves for separate accounts by withdrawal characteristics as of December 31, 2012:
Subject to discretionary withdrawal:	$—	$—	$—	$—	$—
With fair value adjustment	—	—	—	—	—
At book value without fair value adjustment and with current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	6,167,303	6,167,303
At book value without fair value adjustment and with current surrender charge of less than 5%	—	—	—	—	—

Subtotal	—	—	—	6,167,303	6,167,303
Not subject to discretionary withdrawal	—	—	—	17,530	17,530

Total separate account liabilities at December 31, 2012	$—	$—	$—	$6,184,833	$6,184,833

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonindexed Guaranteed More Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2011	$—	$—	$—	$349,011	$349,011

Reserves for accounts with assets at fair value at December 31, 2011	$—	$—	$—	$6,130,295	$6,130,295

Reserves for separate accounts by withdrawal characteristics as of December 31, 2011:
Subject to discretionary withdrawal:	$—	$—	$—	$—	$—
With fair value adjustment	—	—	—	—	—
At book value without fair value adjustment and with current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	6,119,486	6,119,486
At book value without fair value adjustment and with current surrender charge of less than 5%	—	—	—	—	—

Subtotal	—	—	—	6,119,486	6,119,486
Not subject to discretionary withdrawal	—	—	—	10,809	10,809

Total separate account liabilities at December 31, 2011	$—	$—	$—	$6,130,295	$6,130,295

61

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2013	2012	2011
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$282,994	$305,223	$349,322
Transfers from separate accounts	733,373	619,557	604,330

Net transfers from separate accounts	(450,379)	(314,334)	(255,008)
Miscellaneous reconciling adjustments	169,572	206,848	192,445

Net transfers as reported in the statement of operations of the Company	$(280,807)	$(107,485)	$(62,563)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2013 and 2012, the Company’s separate account statement included legally insulated assets of $6,969,476 and $6,477,236, respectively. The assets legally insulated from general account claims at December 31, 2013 and 2012 are attributed to the following products:

Product	2013	2012
Variable annuities	$3,418,039	$3,285,825
Variable universal life	433,847	502,202
WRL asset accumulator	13,874	19,390
Variable life	3,103,717	2,669,818

Total separate account assets	$6,969,477	$6,477,236

The Company does not participate in securities lending transactions within the separate account.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with Actuarial Guideline XLIII (AG 43), which replaces Actuarial Guidelines 34 and 39. AG 43 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The AG 43 reserve calculation includes variable annuity products issued after January 1, 1981. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate reserve for contracts falling within the scope of AG 43 is equal to the conditional tail expectation (CTE) Amount, but not less than the standard scenario amount (SSA).

62

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

To determine the CTE Amount, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) produced in October 2005 and prudent estimate assumptions based on Company experience. The SSA was determined using the assumptions and methodology prescribed in AG 43 for determining the SSA.

At December 31, 2013 and 2012, the Company had variable and separate account annuities with minimum guaranteed benefits as follows:

Benefit and Type of Risk	Subjected Account Value	Amount of Reserve Held	Reinsurance Reserve Credit
December 31, 2013
Minimum guaranteed death benefit	$1,972,229	$43,201	$32,994
Minimum guaranteed income benefit	911,702	151,267	140,999
Minimum guaranteed withdrawal benefit	743,795	121	—
December 31, 2012
Minimum guaranteed death benefit	$1,944,966	$115,540	$72,996
Minimum guaranteed income benefit	888,320	335,636	296,170
Minimum guaranteed withdrawal benefit	493,265	1,294	—

The Company offers variable and separate account annuities with minimum guaranteed benefits. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. As of December 31, 2013 and 2012, the general account of the Company had a maximum guarantee for separate account liabilities of $397,079 and $560,717, respectively. To compensate the general account for the risk taken, the separate account paid risk charges of $9,769, $10,487 and $11,446 to the general account in 2013, 2012 and 2011, respectively. During the years ended December 31, 2013, 2012 and 2011, the general account of the Company had paid $11,952, $12,243 and $12,975, respectively, toward separate account guarantees.

63

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Reserves on the Company’s traditional life insurance products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policies’ paid-through date to the policy’s next anniversary date. At December 31, 2013 and 2012, the gross premium and loading amounts related to these assets (which are reported as premiums deferred and uncollected), are as follows:

	Gross	Loading	Net
December 31, 2013
Ordinary direct renewal business	$—	$—	$—
Ordinary new business	1,739	1,026	2,765

	$1,739	$1,026	$2,765

December 31, 2012
Ordinary direct renewal business	$1,631	$1,103	$2,734
Ordinary new business	1	—	1

	$1,631	$1,103	$2,735

At December 31, 2013 and 2012, the Company had insurance in force aggregating $2,281,861 and $3,228,205, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Ohio Department of Insurance. The Company established policy reserves of $17,449 and $22,152 to cover these deficiencies at December 31, 2013 and 2012, respectively.

7. Capital and Surplus

The Company is subject to limitations, imposed by the Ohio Department of Insurance, on the payment of dividends to its stockholders. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of Company’s statutory surplus as of the preceding December 31, or (b) net income for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2014, without the prior approval of insurance regulatory authorities, is $159,809.

On December 23, 2013, the Company paid common stock dividends of $50,000 to its parent company, Aegon. The Company received dividends of $13,090 and $2,420, from its subsidiaries, Transamerica Asset Management, Inc., and Transamerica Fund Services, Inc, respectively, during 2013.

On December 21, 2012, the Company paid common stock dividends of $27,000 to its parent company, Aegon. The Company received dividends of $11,550, $2,200 and $175, from its subsidiaries, Transamerica Asset Management, Inc., Transamerica Fund Services, Inc, and Intersecurities Insurance Agency, Inc., respectively, during 2012.

64

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

On May 16, 2011, the Company paid common stock dividends of $250,000 to its parent company, Aegon. The amount consisted of $23,100 ordinary cash dividend and $226,900 extraordinary cash dividend. The Company received dividends of $11,165 and $7,502 from its subsidiaries, Transamerica Asset Management, Inc. and Transamerica Fund Services, Inc., respectively, during 2011. The Company made a capital contribution of $597 to Transamerica Asset Management, Inc. during 2011.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on the various risk factors related to it. At December 31, 2013, the Company meets the minimum RBC requirements.

8. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102% of the fair value of the loaned government/other domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government/other domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2013 and 2012, respectively, securities in the amount of $85,026 and $81,764 were on loan under securities lending agreements. The collateral the Company received from securities lending was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral had a fair value of $88,261 and $84,804 at December 31, 2013 and 2012, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

Fair Value
Open	$88,184
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Sub-Total	88,184
Securities received	—

Total collateral received	$88,184

65

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

The maturity dates of the reinvested securities lending collateral are as follows:

	Amortized Cost	Fair Value
Open	$5,395	$5,395
30 days or less	41,077	41,073
31 to 60 days	24,260	24,260
61 to 90 days	12,634	12,634
91 to 120 days	901	901
121 to 180 days	3,998	3,998
181 to 365 days	—	—
1 to 2 years	—	—
2-3 years	—	—
Greater than 3 years	—	—

Total	88,265	88,261
Securities received	—	—

Total collateral reinvested	$88,265	$88,261

For securities lending, the Company’s sources of cash that it uses to return the cash collateral are dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $88,267 (fair value of $88,261) that are currently tradable securities that could be sold and used to pay for the $88,184 in collateral calls that could come due under a worst-case scenario.

9. Retirement and Compensation Plans

The Company’s employees participate in a qualified defined benefit plan sponsored by Aegon. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from Aegon. The pension expense is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits and based upon actuarial participant benefit calculations. The benefits are based on years of service and the employee’s eligible annual compensation during the highest five consecutive years of employment. Pension expenses were $490, $627 and $1,255 for the years ended December 31, 2013, 2012 and 2011, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974.

The Company’s employees also participate in a defined contribution plan sponsored by Aegon which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to twenty-five percent of their salary to the plan. The Company will match an amount up to three percent of the participant’s salary. Participants may direct all of their contributions and plan

66

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974. Expense related to this plan was $260, $280 and $532 for the years ended December 31, 2013, 2012 and 2011, respectively.

Aegon sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The plans are noncontributory and benefits are based on years of service and the employee’s compensation level. The plans are unfunded and nonqualified under the Internal Revenue Code. In addition, Aegon has established incentive deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for 2013, 2012 and 2011 was none. Aegon also sponsors an employee stock option plan/stock appreciation rights for employees of the Company and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been funded as deemed appropriate by management of Aegon and the Company.

In addition to pension benefits, the Company participates in plans sponsored by Aegon that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The postretirement plan expenses are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $117, $110 and $210 for the years ended 2013, 2012 and 2011, respectively.

10. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a Cost Sharing agreement between Aegon companies, providing for needed services. The Company is also party to a Management and Administrative and Advisory agreement with Aegon USA Realty Advisors, Inc. whereby the Advisor serves as the administrator and advisor for the Company’s mortgage loan operations by administering the day-to-day real estate and mortgage loan operations of the Company. Aegon USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. The Company provides office space, marketing and administrative services to certain affiliates. The net amount received by the Company as a result of being a party to these agreements was $51,725, $44,117, and $33,717 during 2013, 2012 and 2011, respectively. The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Aegon/Transamerica Series Trust. The Company received $24,966, $23,814, and $24,411 from this agreement during 2013, 2012 and 2011, respectively.

Receivables from and payables to affiliates and intercompany borrowings bear interest at the thirty-day commercial paper rate. At December 31, 2013, and 2012, the Company reported a net amount of $19,859 and $10,992 (restated), respectively, due from affiliates. Terms of settlement

67

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

require that these amounts are settled within 90 days. During 2013, 2012 and 2011, the Company paid net interest of $8, $12, and $39, respectively, to affiliates.

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate. At December 31, 2013 and 2012, the cash surrender value of these policies was $75,881 and $75,295, respectively.

11. Commitments and Contingencies

The Company is a party to legal proceedings involving a variety of issues incidental to its business. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Association. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $448 and $1,624 and an offsetting premium tax benefit of $222 and $809 at December 31, 2013 and 2012, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense was $252, $60 and $(1,824) for 2013, 2012 and 2011, respectively.

The Company had no contingent commitments or LIHTC commitments as of December 31, 2013 and 2012.

The Company is required by the Commodity Futures Trading Commission (CFTC) to maintain assets on deposit with brokers for futures trading activity done on behalf of the Company. The broker has a secured interest with priority in the pledged assets, however, the Company has the right to recall and substitute the pledged assets. At December 31, 2013 and 2012, respectively, the Company pledged assets in the amount of $18,694 and $14,125 to satisfy the requirements of futures trading accounts.

68

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

12. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2013 and 2012, the Company had dollar repurchase agreements outstanding in the amount of $26,475 and $25,986, respectively. The Company had an outstanding liability for borrowed money in the amount $26,718 and $26,355 at December 31, 2013 and 2012, respectively due to participation in dollar repurchase agreements which includes accrued interest. The Company did not participate in dollar repurchase agreements at December 31, 2011.

The contractual maturities of the dollar repurchase agreement positions are as follows:

Fair Value
Open	$26,624
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Sub-Total	26,624
Securities received	—

Total collateral received	$26,624

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. There were no securities of NAIC designation 3 or below sold during 2013 and reacquired within 30 days of the sale date.

13. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). The Company has not identified any Type I or Type II subsequent events for the year ended December 31, 2013 through the date the financial statements are issued.

The Company is not subject to the annual fee imposed under section 9010 of the Affordable Care Act due to the Company’s health insurance premium falling below the $25 million threshold at which the fee applies.

69

Statutory-Basis Financial

Statement Schedules

Western Reserve Life Assurance Co. of Ohio

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2013

Schedule I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$112,477 $	112,950	$112,477
States, municipalities and political subdivisions	53,342	52,613	53,342
Foreign governments	20,728	20,645	20,728
Hybrid securities	19,038	21,660	19,038
All other corporate bonds	1,243,373	1,273,978	1,242,468

Total fixed maturities	1,448,958	1,481,846	1,448,053
Mortgage loans on real estate	77,805		77,805
Real estate	33,641		33,641
Cash, cash equivalents and short-term investments	110,547		110,547
Policy loans	442,800		442,800
Securities lending reinvested collateral assets	88,265		88,265
Other invested assets	3,012		3,012

Total investments	$2,205,028		$2,204,123

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accruals of discounts.
(2)	Corporate bonds of $2,006 are held at fair value rather than amortized cost due to having and NAIC 6 rating.

70

Western Reserve Life Assurance Co. of Ohio

Supplementary Insurance Information

(Dollars in Thousands)

Schedule III

	Future Policy Benefits and Expenses	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims, Losses and Settlement Expenses	Other Operating Expenses*
Year ended December 31, 2013
Individual life	$1,478,901	$24,359	$515,740	$69,314	$563,939	$345,287
Group life and health	42,505	84	12,399	1,834	12,357	4,341
Annuity	389,341	642	12,952	21,342	187,631	(367,480)

	$1,910,747	$25,085	$541,091	$92,490	$763,927	$(17,852)

Year ended December 31, 2012 - restated
Individual life	$1,269,626	$24,833	$458,257	$57,260	$301,282	$358,243
Group life and health	32,078	313	12,904	1,296	9,674	9,421
Annuity	481,279	1,193	13,547	23,173	243,747	(210,941)

	$1,782,983	$26,339	$484,708	$81,729	$554,703	$156,723

Year ended December 31, 2011
Individual life	$1,182,368	$27,384	$447,724	$54,583	$248,384	$428,545
Group life and health	24,599	313	10,631	1,016	8,035	7,554
Annuity	540,352	1,617	22,244	24,432	341,509	(222,539)

	$1,747,319	$29,314	$480,599	$80,031	$597,928	$213,560

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

71

Western Reserve Life Assurance Co. of Ohio

Reinsurance

(Dollars in Thousands)

Schedule IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2013
Life insurance in force	$90,587,615	$22,500,865	$—	$68,086,750	0%

Premiums:
Individual life	$674,998	$159,258	$—	$515,740	0%
Group life and health	28,039	15,640	—	12,399	0%
Annuity	26,952	14,000	—	12,952	0%

	$729,989	$188,898	$—	$541,091	0%

Year ended December 31, 2012
Life insurance in force	$119,611,140	$63,828,956	$—	$55,782,184	0%

Premiums:
Individual life	$633,538	$175,282	$—	$458,256	0%
Group life and health	26,038	13,133	—	12,905	0%
Annuity	24,587	11,040	—	13,547	0%

	$684,163	$199,455	$—	$484,708	0%

Year ended December 31, 2011
Life insurance in force	$115,294,179	$64,174,427	$—	$51,119,752	0%

Premiums:
Individual life	$612,636	$165,675	$763	$447,724	0%
Group life	23,890	13,259	—	10,631	0%
Annuity	33,760	11,516	—	22,244	0%

	$670,286	$190,450	$763	$480,599	0%

72

TRANSAMERICA PREMIER AUDITED FINANCIALS

F I N A N C I A L S T A T E M E N T S A N D S C H E D U L E S – S T A T U T O R Y B A S I S

Monumental Life Insurance Company

Years Ended December 31, 2013, 2012 and 2011

Mon Life 2013 SEC

Monumental Life Insurance Company

Financial Statements and Schedules – Statutory Basis

Years Ended December 31, 2013, 2012 and 2011

Contents

Report of Independent Auditors	1

Audited Financial Statements

Balance Sheets – Statutory Basis	3
Statements of Operations – Statutory Basis	5
Statements of Changes in Capital and Surplus – Statutory Basis	7
Statements of Cash Flow – Statutory Basis	9
Notes to Financial Statements – Statutory Basis	11

Statutory-Basis Financial Statement Schedules	102

Summary of Investments – Other Than Investments in Related Parties	103
Supplementary Insurance Information	104
Reinsurance	105

Mon Life 2013 SEC

Report of Independent Auditors

The Board of Directors

Monumental Life Insurance Company

We have audited the accompanying statutory-basis financial statements of Monumental Life Insurance Company, which comprise the balance sheets as of December 31, 2013 and 2012, the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2013, and the related notes to the financial statements. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Management also is responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1, to meet the requirements of Iowa the financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the accompanying financial statements of these variances are not reasonably determinable but are presumed to be material.

Mon Life 2013 SEC	1

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Monumental Life Insurance Company at December 31, 2013 and 2012, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2013.

Opinion on Statutory-Basis of Accounting

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of Monumental Life Insurance Company at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

April 25, 2014

Mon Life 2013 SEC	2

Monumental Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2013	2012
Admitted assets
Cash and invested assets:
Cash, cash equivalents and short-term investments	$558,923	$1,355,524
Bonds:
Affiliated entities	57,200	57,200
Unaffiliated entities	12,324,799	12,391,672
Preferred stocks	9,541	8,418
Common stocks:
Affiliated entities (Cost: 2013- $32,862; 2012- $37,366)	16,599	25,872
Unaffiliated (Cost: 2013- $44,500; 2012- $76,945)	45,669	79,006
Mortgage loans on real estate	1,692,860	1,864,851
Real estate, at cost less allowance for depreciation (2013—$26; 2012—$26)	385	411
Real estate held for sale	6,900	4,792
Policy loans	470,549	477,665
Receivables for securities	—	2,798
Collateral balance	8,787	11,367
Derivatives	186,389	129,733
Securities lending reinvested collateral assets	322,209	350,329
Other invested assets	796,575	851,509

Total cash and invested assets	16,497,385	17,611,147
Premiums deferred and uncollected	178,129	201,418
Accrued investment income	166,253	170,354
Federal and foreign income tax recoverable	5,496	46,400
Net deferred income tax asset	162,711	199,932
Receivable from parent, subsidiaries and affiliates	30,774	1,788
Cash surrender value of life insurance policies	79,733	77,229
Reinsurance receivable	18,708	25,459
Goodwill	6,582	7,773
Contribution receivable from parent	135,000	—
Other assets	46,466	46,172
Separate account assets	14,526,003	12,669,510

Total admitted assets	$31,853,240	$31,057,182

Mon Life 2013 SEC	3

Monumental Life Insurance Company

Balance Sheets – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2013	2012
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$5,833,288	$5,840,790
Annuity	3,425,826	3,629,809
Accident and health	716,358	562,271
Policy and contract claim reserves:
Life	127,459	78,293
Accident and health	110,669	120,190
Liability for deposit-type contracts	675,895	889,345
Other policyholders’ funds	6,596	6,872
Remittances and items not allocated	4,159	4,504
Reinsurance in unauthorized companies	1,980	2,167
Asset valuation reserve	243,972	191,992
Interest maintenance reserve	302,888	361,935
Funds held under reinsurance agreements	4,274,529	5,104,202
Payable for securities	—	2
Payable to parent, subsidiaries and affiliates	—	34,378
Transfers from separate accounts due or accrued	(29,291)	(265)
Deferred derivative gain	3,616	3,822
Derivatives	25,231	72,512
Payable for securities lending	322,209	350,329
Payable for derivative cash collateral	150,115	213,947
Borrowed money	53,453	6,222
Other liabilities	107,061	103,035
Separate account liabilities	14,526,003	12,669,510

Total liabilities	30,882,016	30,245,862
Capital and surplus:
Common stock:
Class A common stock, $750 par value, 10,000 shares authorized, 9,818.93 issued and outstanding	7,364	7,364
Class B common stock, $750 par value, 10,000 shares authorized, 3,697.27 issued and outstanding	2,773	2,773
Surplus notes	160,000	160,000
Paid-in surplus	757,199	621,273
Unassigned surplus	43,888	19,910

Total capital and surplus	971,224	811,320

Total liabilities and capital and surplus	$31,853,240	$31,057,182

See accompanying notes.

Mon Life 2013 SEC	4

Monumental Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Revenues:
Premiums and other considerations, net of reinsurance:
Life	$449,210	$333,981	$262,979
Annuity	701,427	606,706	546,479
Accident and health	555,840	581,030	593,764
Net investment income	729,329	822,314	842,041
Amortization of interest maintenance reserve	15,572	11,029	4,412
Commissions and expense allowances on reinsurance ceded	209,400	377,804	529,883
Income from fees associated with investment management, administration and contract guarantees for separate accounts	40,883	36,701	34,847
Reserve adjustments on reinsurance ceded	(226,238)	(762,679)	(151,484)
Consideration on reinsurance transaction	692	34	(3,039)
Other income	14,666	8,463	8,885

	2,490,781	2,015,383	2,668,767
Benefits and expenses:
Benefits paid or provided for:
Life and accident and health benefits	511,898	465,017	488,759
Annuity benefits	313,064	306,295	275,877
Surrender benefits	1,019,522	824,936	731,102
Other benefits	84,131	66,556	67,452
Increase (decrease) in aggregate reserves for policies and contracts:
Life	(7,502)	(315,073)	71,596
Annuity	(203,983)	(210,254)	(180,075)
Accident and health	154,087	41,635	15,919

	1,871,217	1,179,112	1,470,630
Insurance expenses:
Commissions	318,089	307,592	320,563
General insurance expenses	220,220	218,792	223,933
Taxes, licenses and fees	46,267	31,215	28,925
Net transfers from separate accounts	(312,793)	(189,380)	(136,670)
Change in provision for liquidity guarantees	(1,485)	(2,050)	1,120
Reinsurance reserve adjustment	(10)	(10)	(21)
Funds withheld ceded investment income	138,640	213,973	211,608
Experience refunds	247	(319)	(140)
Other expenses	6,918	662	5,347

	416,093	580,475	654,665

Total benefits and expenses	2,287,310	1,759,587	2,125,295
Gain from operations before dividends to policyholders, federal income tax expense and net realized capital losses on investments	$203,471	$255,796	$543,472

Mon Life 2013 SEC	5

Monumental Life Insurance Company

Statements of Operations – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Dividends to policyholders	$1,259	$1,279	$1,342

Gain from operations before federal income tax expense and net realized capital losses on investments	202,212	254,517	542,130
Federal income tax expense	23,987	103,095	31,580

Gain from operations before net realized capital losses on investments	178,225	151,422	510,550
Net realized capital losses on investments (net of related federal income taxes and amounts tranferred to/from interest maintenance reserve)	(11,351)	(7,876)	(28,842)

Net income	$166,874	$143,546	$481,708

See accompanying notes.

Mon Life 2013 SEC	6

Monumental Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Write-Ins for Other than Special Surplus Funds	Surplus Notes	Paid-in Surplus	Unassigned Surplus (Deficit)	Total Capital and Surplus
Balance at January 1, 2011	$7,364	$2,773	$97,381	$160,000	$620,616	$286,288	1,174,422
Net income	—	—	—	—	—	481,708	481,708
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	(12,083)	(12,083)
Change in nonadmitted assets	—	—	—	—	—	(246,969)	(246,969)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	(234)	(234)
Change in net deferred income tax asset	—	—	—	—	—	218,165	218,165
Change in asset valuation reserve	—	—	—	—	—	(30,847)	(30,847)
Change in surplus as a result of reinsurance	—	—	—	—	—	(321,587)	(321,587)
Increase in admitted deferred tax assets pursuant to SSAP No. 10R	—	—	23,739	—	—	—	23,739
Dividends to stockholders	—	—	—	—	—	(300,000)	(300,000)
Correction of funds withheld investment income	—	—	—	—	—	(5,636)	(5,636)
Long-term incentive compensation	—	—	—	—	175	—	175

Balance at December 31, 2011	7,364	2,773	121,120	160,000	620,791	68,805	980,853
Net income	—	—	—	—	—	143,546	143,546
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	(33,259)	(33,259)
Change in nonadmitted assets	—	—	—	—	—	(29,674)	(29,674)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	500	500
Change in net deferred income tax asset	—	—	—	—	—	823	823
Change in asset valuation reserve	—	—	—	—	—	(9,468)	(9,468)
Change in surplus as a result of reinsurance	—	—	—	—	—	207,517	207,517
Increase in admitted deferred tax assets pursuant to SSAP No. 10R	—	—	(121,120)	—	—	121,120	—
Dividends to stockholders	—	—	—	—	—	(450,000)	(450,000)
Long-term incentive compensation	—	—	—	—	482	—	482

Balance at December 31, 2012	$7,364	$2,773	$—	$160,000	$621,273	$19,910	$811,320

Mon Life 2013 SEC	7

Monumental Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis (continued)

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Surplus Notes	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2012	$7,364	$2,773	$160,000	$621,273	$19,910	$811,320
Net income	—	—	—	—	166,874	166,874
Capital contribution	—	—	—	135,000	—	135,000
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	95,530	95,530
Change in nonadmitted assets	—	—	—	—	3,579	3,579
Change in liability for reinsurance in unauthorized companies	—	—	—	—	187	187
Change in net deferred income tax asset	—	—	—	—	1,497	1,497
Change in asset valuation reserve	—	—	—	—	(51,980)	(51,980)
Change in surplus as a result of reinsurance	—	—	—	—	(63,742)	(63,742)
Correction of error related to deferred tax asset	—	—	—	—	7,033	7,033
Dividends to stockholders	—	—	—	—	(135,000)	(135,000)
Long-term incentive compensation	—	—	—	926	—	926

Balance at December 31, 2013	$7,364	$2,773	$160,000	$757,199	$43,888	$971,224

See accompanying notes.

Mon Life 2013 SEC	8

Monumental Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Operating activities
Premiums collected, net of reinsurance	$1,732,764	$1,537,729	$1,416,345
Net investment income	761,406	853,775	877,714
Reserve adjustments on reinsurance ceded	(226,238)	(762,679)	(151,484)
Consideration on reinsurance transaction	692	34	(3,039)
Commission and expense allowances on reinsurance ceded	145,783	586,092	715,812
Miscellaneous (loss) income	56,927	45,527	34,367
Benefit and loss related payments	(1,911,975)	(1,594,215)	(1,594,795)
Net transfers from separate accounts	283,766	189,238	137,889
Commissions, expenses paid and aggregate write-ins for deductions	(800,587)	(815,311)	(782,498)
Dividends paid to policyholders	(1,295)	(1,321)	(1,383)
Federal income taxes paid (received)	43,860	(252,995)	(20,870)

Net cash provided by (used in) operating activities	85,103	(214,126)	628,058
Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	2,194,421	5,234,590	2,889,949
Stocks	40,584	25,890	11,025
Mortgage loans	478,341	300,958	291,626
Real estate	2,950	3,570	2,828
Other invested assets	133,812	113,630	100,202
Securities lending reinvested collateral assets	—	—	98,876
Miscellaneous proceeds	15,434	4,313	24,228

Total investment proceeds	2,865,542	5,682,951	3,418,734
Costs of investments acquired:
Bonds	(2,136,260)	(3,414,940)	(2,112,595)
Stocks	(4,960)	(19,185)	(54,748)
Mortgage loans	(305,830)	(37,799)	(111,952)
Real estate	(7,799)	(5,071)	(5,436)
Other invested assets	(66,590)	(57,944)	(126,849)
Securities lending reinvested collateral assets	28,210	(21,939)	—
Derivatives	(66,568)	(47,592)	(115,760)
Miscellaneous applications	(2,367)	(1,828)	—

Total cost of investments acquired	(2,562,164)	(3,606,298)	(2,527,340)
Net decrease in policy loans	7,116	9,378	2,742

Net cost of investments acquired	(2,555,048)	(3,596,920)	(2,524,598)

Net cash provided by investing activities	310,494	2,086,031	894,136

Mon Life 2013 SEC	9

Monumental Life Insurance Company

Statements of Cash Flow – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Financing and miscellaneous activities
Net withdrawals on deposit-type contracts and other insurance liabilities	$(1,632,098)	$(612,670)	$(801,239)
Net change in reinsurance on deposit-type contracts and other insurance liabilities	1,292,709	456,205	588,705
Borrowed funds	47,065	6,200	—
Dividends to stockholders	(135,000)	(450,000)	(300,000)
Funds held under reinsurance treaties with unauthorized reinsurers	(829,691)	(785,005)	(1,266,655)
Receivable from parent, subsidiaries and affiliates	(28,986)	102,834	(6,744)
Payable to parent, subsidiaries and affiliates	(34,378)	(86,405)	16,142
Payable for securities lending	(28,120)	21,939	(98,876)
Other cash provided (applied)	156,302	144,115	(375,531)

Net cash used in financing and miscellaneous activities	(1,192,197)	(1,202,787)	(2,244,198)

Net (decrease) increase in cash, cash equivalents and short-term investments	(796,601)	669,118	(722,004)
Cash, cash equivalents and short-term investments:
Beginning of year	1,355,524	686,406	1,408,410

End of year	$558,923	$1,355,524	$686,406

See accompanying notes.

Mon Life 2013 SEC	10

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies

Organization

Monumental Life Insurance Company (the Company) is a stock life insurance company owned by Commonwealth General Corporation (CGC) (87.7%) and Aegon USA, LLC (Aegon) (12.3%). Both CGC and Aegon are indirect, wholly owned subsidiaries of Aegon N.V., a holding company organized under the laws of The Netherlands.

Effective December 19, 2011, Capital General Development Corporation (CGDC), which previously owned 99.8% of the Company, merged into Capital General Development Corporation, LLC (CGDC, LLC), a wholly-owned subsidiary of the Company. The merger resulted in the 9,791.64 shares of Class A common stock and 3,686.99 shares of Class B common stock of the Company owned by CGDC transferring to CGDC, LLC. These shares of Class A and Class B common stock were deemed cancelled as a result of the merger. CGDC, LLC was formed on December 16, 2011 for purposes of this merger and dissolved effective December 31, 2011.

Prior to the merger, CGDC was owned by CGC (87.7%) and Aegon (12.3%). As consideration of the merger of CGDC into CGDC, LLC, the Company issued 8,585.39 shares of Class A common stock and 3,232.78 shares of Class B common stock to CGC, and 1,206.25 shares of Class A common stock and 454.21 shares of Class B common stock to Aegon. There was no impact to the Company’s total number of Class A and Class B common stock shares issued and outstanding, only a change in ownership of those shares. As such, this transaction had no impact on the Company’s balance sheets.

Nature of Business

The Company sells a full line of insurance products, including individual, credit and group coverages under life, annuity and accident and health policies as well as investment products, including guaranteed interest contracts and funding agreements. The Company is licensed in 49 states, the District of Columbia, Guam and Puerto Rico. Sales of the Company’s products are primarily through agents, brokers, financial institutions and direct response methods.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Mon Life 2013 SEC	11

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

Investments: Investments in bonds, including affiliated bonds and mandatory redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale. Fair value for GAAP is based on indexes, third party pricing services, brokers, external fund managers and internal models. For statutory reporting, the NAIC allows insurance companies to report the fair value determined by the Securities Valuation Office of the NAIC (SVO) or determine the fair value by using a permitted valuation method.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If the fair value of the mortgage-backed/asset-backed security is less than amortized cost, an entity shall assess whether the impairment is other-than-temporary. An other-than-temporary impairment is also considered to have occurred if the fair value of the mortgage-backed/asset-backed security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An other-than-temporary impairment is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security.

If it is determined an other-than-temporary impairment has occurred as a result of the cash flow analysis, the security is written down to the discounted estimated future cash flows. If an other-than-temporary impairment has occurred due to intent to sell or lack of intent and ability to hold, the security is written down to fair value.

For GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used. If it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the

Mon Life 2013 SEC	12

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the other-than-temporary impairment should be recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery, the other-than-temporary impairment should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with the changes in the fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

Mon Life 2013 SEC	13

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five-year bands. That net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statement of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Separate Accounts with Guarantees: Some of the Company’s separate accounts provide policyholders with a guaranteed return. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. These separate accounts are included in the general account for GAAP due to the nature of the guaranteed return.

Nonadmitted Assets: Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC

Mon Life 2013 SEC	14

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Accounting Practices and Procedures Manual (NAIC SAP), are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent they are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk and guaranteed interest in group annuity contracts are recorded directly to a policy reserve account using deposit accounting, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability.

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance: Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP. Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: The Company computes deferred income taxes in accordance with Statement of Statutory Accounting Principle (SSAP) No. 101, Income Taxes, A Replacement of

Mon Life 2013 SEC	15

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

SSAP No. 10R and SSAP No. 10. Under SSAP No. 101, admitted adjusted deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of adjusted gross deferred income tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining adjusted gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities after considering the character (i.e., ordinary versus capital) and reversal patterns of the deferred tax assets and liabilities. The remaining adjusted deferred income tax assets are nonadmitted.

Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years, and a valuation allowance is established for deferred income tax assets not realizable.

Goodwill: Goodwill is admitted subject to an aggregate limitation of ten percent of the capital and surplus in the most recently filed annual statement excluding electronic data processing equipment, operating system software, net deferred income tax assets and net positive goodwill. Excess goodwill is nonadmitted. Goodwill is amortized over ten years. Under GAAP, goodwill is measured as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date as compared to the fair values of the identifiable net assets acquired. Goodwill is not amortized but is assessed for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Surplus Notes: Surplus notes are reported as surplus rather than liabilities as would be required under GAAP.

Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Mon Life 2013 SEC	16

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Securities Lending Assets and Liabilities: For securities lending programs, cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting policies are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of 6, are reported at amortized cost using the interest method.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

The Company closely monitors below investment grade holdings and those investment grade issuers where the Company has concerns. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-

Mon Life 2013 SEC	17

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. For structured securities, cash flow trends and underlying levels of collateral are monitored. The Company will record a charge to the statement of operations to the extent that these securities are determined to be other-than-temporarily impaired.

Investments in preferred stocks in good standing are reported at cost or amortized cost. Investments in preferred stocks not in good standing are reported at the lower of cost or fair value, and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

Common stocks of unaffiliated companies are reported at fair value and the related net unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in the change in net unrealized capital gains or losses, reported in unassigned surplus along with any adjustment for federal income taxes.

There are no restrictions on common or preferred stock.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable

Mon Life 2013 SEC	18

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company classifies as held for sale is measured at lower of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Policy loans are reported at unpaid principal balances.

The Company has minority ownership interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee. For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

The Company’s investment in reverse mortgages is recorded net of an appropriate actuarial reserve. The actuarial reserve is calculated using the projected cash flows from the reverse mortgage product. Assumptions used in the actuarial model include an estimate of current home values, projected cash flows from the realization of the appreciated value of the property from its eventual sale (subject to certain limitations in the contract), mortality and termination rates based on group annuity mortality tables adjusted for the Company’s experience and a constant interest rate environment. The carrying amount of the investment in reverse mortgages of $31,763 and $35,444 at December 31, 2013 and 2012, respectively, is net of the reserve of $12,375 and $26,128, respectively. Interest income of $1,969 and $2,758 was recognized for the years ended December 31, 2013 and 2012 respectively. The Company’s commitment includes making advances to the borrower until termination of the contract. The contract is terminated at the time

Mon Life 2013 SEC	19

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

the borrower moves, sells the property, dies, repays the loan balance or violates the provisions of the loan contract.

Investments in Low Income Housing Tax Credits (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Other “admitted assets” are valued principally at cost, as required or permitted by the Iowa Insurance Laws.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. In addition, accrued interest is excluded from investment income when payment exceeds 90 days past due. At December 31, 2013 and 2012, the Company excluded investment income due and accrued for bonds in default of $210 and $155, respectively, with respect to such practices.

For dollar repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral is invested as needed or used for general corporate purposes of the Company.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, foreign currency forwards and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions or net investment in a foreign operation), (B) replication, (C) income generation or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86, Accounting for Derivative Instruments and Hedging Activities (SSAP No. 86).

Mon Life 2013 SEC	20

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Derivative instruments used in hedging relationships are accounted for on a basis that is consistent with the hedged item (amortized cost or fair value). Derivative instruments used in replication relationships are accounted for on a basis that is consistent with the cash instrument and the replicated asset (amortized cost or fair value). Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative indicates (amortized cost or fair value). Derivative instruments held for other investment/risk management activities receive fair value accounting.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘A’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets.

Instruments: Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Mon Life 2013 SEC	21

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Interest rate basis swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying liability to mitigate the basis risk of assets and liabilities resetting on different indices. These interest rate swaps generally provide for the exchange of the difference between a floating rate on one index to a floating rate of another index, based upon an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps meeting hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities therefore converting the asset or liability to a U.S. dollar (USD) denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation adjustment is recorded as unrealized gain/loss in unassigned surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

Futures contracts are used to hedge the liability risk associated when the Company issues products providing the customer a return based on various global equity market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

Caps are used in the asset/liability management process to mitigate the interest rate risk created due to a rapidly rising interest rate environment. The caps are similar to options where the underlying interest rate index provides for the market value movements. The caps do not accrue interest until the interest rate environment exceeds the caps strike rate. Cash is exchanged at the onset, and a single receipt or payment occurs at the maturity or termination of the contract. Caps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds

Mon Life 2013 SEC	22

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Caps that do not meet hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

The Company issues products providing the customer a return based on the various global equity market indices. The Company uses options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheet and fair value adjustments are recorded as unassigned surplus in the financial statements.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

The Company invests in domestic corporate debt securities denominated in U.S. dollars. If the issuers of these debt obligations fail to make timely payments, the value of the investment declines materially. The Company manages credit default risk through the purchase of credit default swaps. As the buyer of credit default protection, the Company will pay a premium to an approved counterparty in exchange for a contingent payment should a defined credit event occur with respect to the underlying reference entity or asset. Typically, the periodic premium or fee is expressed in basis points per notional. Generally, the premium payment for default protection is made periodically, although it may be paid as an up-front fee for short dated transactions. Should a credit event occur, the Company may be required to deliver the reference asset to the counterparty for par. Alternatively, settlement may be in cash. These credit default swaps are carried on the balance sheet at amortized cost. Premium payments made by the Company are recognized as investment expense. If the Company is unable to prove hedge effectiveness, the credit default swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. The Company replicates investment grade corporate bonds or sovereign debt by combining a highly rated security as a cash component with a credit default swap which, in effect, converts

Mon Life 2013 SEC	23

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

the high quality asset into a lower rated investment grade asset or sovereign debt. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional of the contract will be made by the Company and recognized as a capital loss.

The Company replicates hybrid fixed to floating treasuries by combining a U.S. Treasury cash component with a forward starting swap which, in effect converts a fixed U.S. Treasury into hybrid fixed to floating treasury. The purpose of these replications is to aid duration matching between the treasuries and the supported liabilities. Generally these swaps are carried at amortized cost with periodic interest payments beginning at a future date. Any early terminations are recognized as capital gains or losses. The Company complies with the specific rules established in AVR for replication transactions.

The Company holds some warrants linked to an Argentina Government GDP as part of an authorized workout from the Argentina Brady Bonds. The Company was put into these warrants and did not voluntarily transact into these types of instruments. The Company does not have any downside risk to the warrants, and only receives a payment if the GDP is above a specific threshold. These swaps are marked to fair value in the balance sheet and the fair value adjustment is recorded in capital and surplus.

Separate Accounts

Assets held in trust for purchases of variable annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets consist of shares in funds, considered common stock investments, which are valued daily and carried at fair value. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements.

The Company received variable contract premiums of $569,933, $466,320 and $402,855 in 2013, 2012 and 2011, respectively. In addition, the Company received $40,883, $36,701 and $34,847, in 2013, 2012 and 2011, respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Separate account assets and liabilities reported in the accompanying financial statements consist of three types: guaranteed indexed, non-indexed guaranteed and nonguaranteed. Guaranteed indexed separate accounts represent funds invested by the Company for the benefit of contract holders who are guaranteed returns based on published indices. Non-indexed guaranteed separate

Mon Life 2013 SEC	24

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

accounts represent funds invested by the Company for the benefit of contract holders who are guaranteed certain returns as specified in the contracts. Separate account asset performance different than guaranteed requirements is either transferred to or received from the general account and reported in the statements of operations. Guaranteed indexed and non-indexed guaranteed separate account assets and liabilities are carried at fair value.

The nonguaranteed separate account assets and liabilities represent group annuity funds segregated by the Company for the benefit of contract owners, who bear the investment risks. The assets and liabilities of the nonguaranteed separate accounts are carried at fair value.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law. For direct business issued after October 1964, the Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the month of death. For policies assumed during 1992 from former affiliates, Monumental General Insurance Company and Monumental Life Insurance Group, Inc., and for all business from company mergers occurring in 1998, the Company waives deduction of deferred fractional premium upon death of the insured and returns any portion of the final premium paid beyond the month of death. For fixed premium life insurance business resulting from company mergers occurring in 2004 and 2007, the Company waives deduction of deferred fractional premiums upon death of the insured and refunds portions of premiums unearned after the date of death. Where appropriate, the Company holds a nondeduction and/or refund reserve. The reserve for these benefits is computed using aggregate methods. The reserves are equal to the greater of the cash surrender value and the legally computed reserve.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioner’s Standard Ordinary Mortality Tables, the 1912, 1941 and 1961 Standard Industrial Mortality Tables, the 1960 Commissioner’s Standard Group Mortality Table, and the American Men, Actuaries and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.0 to 6.5 percent and are computed principally on the Net Level Premium Valuation and the Commissioners’ Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are

Mon Life 2013 SEC	25

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.5 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed investment contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined primarily by formula.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Mon Life 2013 SEC	26

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance, and are not reported as premiums, benefits or changes in reserves in the statement of operations.

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Municipal Repurchase Agreements

Municipal repurchase agreements are investment contracts issued to municipalities that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index. The related liabilities are equal to the policyholder deposit and accumulated interest on the contract.

These municipal repurchase agreements require a minimum of 95% of the fair value of the securities transferred to be maintained as collateral. The Company did not participate in repurchase agreements during 2013 or 2012.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

Claims and Claim Adjustment Expense

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business.

Mon Life 2013 SEC	27

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2013
2013	$—	$287,548	$175,537	$112,011
2012 and prior	195,349	(7,707)	106,262	81,380

	195,349	$279,841	$281,799	193,391

Active life reserve	487,112			633,636

Total accident and health reserves	$682,461			$827,027

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2012
2012	$—	$297,471	$177,262	$120,209
2011 and prior	192,420	(8,435)	108,845	75,140

	192,420	$289,036	$286,107	195,349

Active life reserve	453,015			487,112

Total accident and health reserves	$645,435			$682,461

The Company’s unpaid claims reserve was decreased by $7,707 and $8,435 for the years ended December 31, 2013 and 2012, respectively, for health claims that occurred prior to those balance sheet dates. The change in 2013 and 2012 resulted primarily from variances in the estimated frequency of claims and claim severity.

The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2013 and 2012 was $2,367 and $2,096, respectively. The Company incurred $3,895 and paid $3,624 of claim adjustment expenses during 2013, of which $1,972 of the paid amount was attributable to insured or covered events of prior years. The Company incurred $3,036 and paid $3,066 of claim adjustment expenses during 2012, of which $1,475 of the paid amount was attributable to insured or covered events of prior years. The Company did not

Mon Life 2013 SEC	28

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

increase or decrease the claim adjustment expense provision for insured events of prior years during 2013 or 2012.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Stock Option Plan, Long-Term Incentive Compensation and Stock Appreciation Rights Plans

Certain management employees of the Company participate in a stock-based long-term incentive compensation plan issued by the Company’s indirect parent. In accordance with SSAP No. 13, Stock Options and Stock Purchase Plans, the expense or benefit related to this plan for the Company’s management employees has been charged to the Company, with an offsetting amount credit to paid-in surplus. The Company recorded an accrued expense in the amount of $926, $482 and $175 for the years ended December 31, 2013, 2012 and 2011, respectively.

Recent Accounting Pronouncements

Effective December 31, 2013, the Company adopted revisions to SSAP No. 35R, Guaranty Fund and Other Assessments – Revised which incorporates subsequent event (Type II) disclosures for entities subject to Section 9010 of the Patient Protection and Affordable Care Act related to assessments payable. The adoption of this revision did not impact the financial position or results of operations of the Company as revisions relate to disclosures only. See Note 16 for further discussion.

Effective January 1, 2013, the Company adopted SSAP No. 92, Accounting for Postretirement Benefits Other Than Pensions, A Replacement of SSAP No. 14 and SSAP No. 102, Accounting for Pensions, A Replacement of SSAP No. 89. This guidance impacts accounting for defined benefit pension plans or other postretirement plans, along with related disclosures. SSAP No. 102 requires recognition of the funded status of the plan based on the projected benefit obligation instead of the accumulated benefit obligation as under SSAP No. 89. In addition, SSAP No. 92 and SSAP No. 102 require consideration of non-vested participants. The adoption of these standards did not impact the Company’s results of operations, financial position or disclosures as

Mon Life 2013 SEC	29

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

the Company does not sponsor the pension plan and is not directly liable under the plan. See Note 11 for further discussion of the Company’s pension plan and other postretirement plans as sponsored by Aegon.

Effective January 1, 2013, the Company adopted SSAP No. 103, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities which adopts with modifications the guidance in ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets and supersedes SSAP No. 91R, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The adoption of this standard did not impact the financial position or results of operation of the Company.

Effective January 1, 2013, the Company adopted non-substantive revisions to SSAP No. 36, Troubled Debt Restructuring. These revisions adopt guidance from ASU 2011-02, Receivables – A Creditors’ Determination of Whether a Restructuring is a Troubled Debt Restructuring, which clarifies what constitutes a troubled debt restructuring and adopts with modification troubled debt restructuring disclosures for creditors from ASU 2010-20: Receivables (Topic 310), Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The adoption of this revision did not impact the financial position or results of operations of the Company.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to require disclosure of embedded credit derivatives within a financial instrument that expose the holder to the possibility of making future payments, and adopted guidance from Accounting Standards Update (ASU) 2010-11, Derivatives and Hedging – Scope Exception Related to Embedded Credit Derivatives, to clarify that seller credit derivative disclosures do not apply to embedded derivative features related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another. The adoption of these revisions had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to move one aspect of the criteria for a hedged forecasted transaction and incorporate it as criteria for a fair value hedge. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 27, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk, Financial Instruments with Concentrations of Credit Risk and Disclosures about Fair Value of Financial Instruments, which clarifies that embedded derivatives, which are not separately recognized as derivatives under statutory accounting, are included in the disclosures of financial instruments

Mon Life 2013 SEC	30

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

with off-balance-sheet risk. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 1, Disclosures of Accounting Policies, Risks and Uncertainties and Other Disclosures. These revisions require reference to the accounting policy and procedure footnote that describes permitted or prescribed practices when an individual note is impacted by such practices. The adoption of this requirement had no impact to the Company’s results of operation or financial position and did not require any additional disclosures. See Note 8 Policy and Contract Attributes for further details.

Effective January 1, 2012, the Company adopted revisions to SSAP No. 100, Fair Value Measurements (SSAP No. 100). These revisions require new disclosures of fair value hierarchy and the method used to obtain the fair value measurement, a new footnote that summarizes hierarchy levels by type of financial instrument and gross presentation of purchases, sales, issues and settlements within the reconciliation for fair value measurements categorized within Level 3 of the hierarchy. The adoption of these revisions had no impact to the Company’s results of operations or financial position, but did require additional disclosures. See Note 4 Fair Values of Financial Instruments for further details.

Effective January 1, 2012, the Company began computing current and deferred income taxes in accordance with SSAP No. 101. This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The adoption of this statement resulted in the transfer of $121,120 from Aggregate Write-Ins for Other than Special Surplus Funds to Unassigned Funds and updates to the Company’s income tax disclosures. See Note 7 Income Taxes for further details.

For the year ended December 31, 2011, the Company adopted SSAP No. 10R, Income Taxes – Revised, A Temporary Replacement of SSAP No. 10 (SSAP No. 10R). This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The SSAP temporarily superseded SSAP No. 10, Income Taxes. SSAP No. 10R allowed an entity to elect to admit additional deferred tax assets (DTAs) utilizing a three year loss carryback provision, plus the lesser of a look-forward of three years on gross DTAs expected to be realized or 15% of statutory capital and surplus if the entity’s risk-based capital is above the 250% risk-based capital level where an action level could occur as a result of a trend test utilizing the old SSAP No. 10 provisions to calculate the DTA. Prior to the adoption of SSAP No. 10R, the admitted DTA was calculated by taking into consideration a one year loss carryback and look-forward on gross DTAs that can be expected to be realized and a 10% capital and surplus limit on the admitted amount of the DTA. The Company elected to admit additional deferred tax assets pursuant to SSAP No. 10R and as a result, the cumulative effect of the

Mon Life 2013 SEC	31

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

adoption of this standard was the difference between the calculation of the admitted DTA per SSAP No.10R and the old SSAP No. 10 methodology at December 31, 2011. This change in accounting principle increased surplus by a net amount of $121,120, at December 31, 2011, which has been recorded within the statements of changes in capital and surplus.

Effective December 31, 2011, the Company adopted SSAP No. 5R, Liabilities, Contingencies and Impairments of Assets – Revised. The revisions require the Company to recognize a liability equal to the greater of (a) the fair value of the guarantee at its inception, even if the likelihood of payment under the guarantee is remote or (b) the contingent liability amount required to be recognized if it is probable that a liability has been incurred at the financial statement date and the amount of loss can reasonably be determined. While this guidance does not exclude guarantees issued as intercompany transactions or between related parties from the initial liability recognition requirement, there are certain exceptions. Guarantees made to/or on behalf of a wholly-owned subsidiary and related party guarantees that are considered “unlimited” (for example, in response to a rating agency’s requirement to provide a commitment to support) are exempt from the initial liability recognition. Additional disclosures are also required under this new guidance for all guarantees, whether or not they meet the criteria for initial liability recognition. The adoption of this new accounting principle had no material impact to the Company’s results of operations or financial position, but did require additional disclosures regarding these guarantees. See Note 14 on Commitments and Contingencies for further details.

Effective December 31, 2011, the Company adopted non-substantive revisions to SSAP No. 100, to incorporate the provisions of ASU 2010-06, Improving Disclosures about Fair Value Measurements. This revision required a new disclosure for assets and liabilities for which fair value is not measured and reported in the statement of financial position but is otherwise disclosed. The adoption of these revisions had no impact to the Company’s results of operations or financial position. See Note 4 for further details.

Effective December 31, 2011, the Company adopted non-substantive changes to SSAP No. 32, Investments in Preferred Stock (including investments in preferred stock of subsidiary, controlled, or affiliated entities). The amendment was made to clarify the definition of preferred stock. Under the revised SSAP No. 32, a preferred stock is defined as any class or series of shares the holders of which have any preference, either as to the payment of dividends or distribution of assets on liquidation, over the holder of common stock [as defined in SSAP No. 30, Investments in Common Stock (excluding investments in common stock of subsidiary, controlled, or affiliated entities)] issued by an entity. This revised definition had no impact to the Company.

Effective January 1, 2011, the Company adopted SSAP No. 35R, Guaranty Fund and Other Assessments – Revised. This statement modified the conditions required for recognizing a

Mon Life 2013 SEC	32

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

liability for insurance-related assessments and required additional disclosures. The adoption of this accounting principle had no financial impact to the Company. See Note 14 for disclosures related to guaranty fund assessments. The adoption of this accounting principle had no financial impact to the Company.

Effective January 1, 2011, the Company adopted revisions to certain paragraphs of SSAP No. 43R, Loan-backed and Structured Securities to clarify the accounting for gains and losses between AVR and IMR. The revisions clarify that an AVR/IMR bifurcation analysis should be performed when SSAP No. 43R securities are sold (not just as a result of impairment). These changes were applied on a prospective basis and had no financial impact to the Company upon adoption.

Effective January 1, 2011, the Company adopted revisions to SSAP No. 43R to clarify the definitions of loan-backed and structured securities. The clarified guidance was applied prospectively and had no financial impact to the Company upon adoption.

Effective January 1, 2014, the Company will adopt SSAP No. 105, Working Capital Finance Investments, which allows working capital finance investments to be admitted assets if certain criteria are met. The adoption of this standard had no impact to the financial position or results of operations of the Company.

Effective December 31, 2014, the Company will adopt revisions to SSAP No. 104R, Share-Based Payments, which provides guidance for share-based payments transactions with non-employees. The adoption of this revision is expected to be immaterial to the financial position and results of operations of the Company.

Reclassifications

Certain reclassifications have been made to the 2012 financial statements to conform to the 2013 presentation.

During 2013, the Company changed the presentation of derivative liabilities. As a result of this change, $72,512 was reclassified between the Other liabilities line and the Derivatives line in the 2012 Balance Sheet to conform to the 2013 presentation.

During 2013, the Company changed the presentation of deposit-type contract fund deposit and withdrawal activity within the Statement of Cash Flow. As a result of this change, $613,183 was reclassified from Other cash provided (applied) to Net withdrawals on deposit-type contracts and other insurance liabilities within the 2012 Statement of Cash Flow to conform to the 2013 presentation.

Mon Life 2013 SEC	33

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

On the 2012 Statements of Operations, $10,786 was reclassified from Premiums and other considerations, net of reinsurance: Annuity to Premiums and other considerations, net of reinsurance: Life as it was determined that this amount represented considerations for supplementary contracts with life contingencies and should be shown accordingly.

2. Prescribed and Permitted Statutory Accounting Practices

The State of Iowa recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company for determining its solvency under Iowa Insurance Law.

The NAIC SAP has been adopted as a component of prescribed or permitted practices by the State of Iowa. The State of Iowa adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to reserve credits and secondary guarantee reinsurance treaties. As prescribed by Iowa Administrative Code 191-17.3(2), the commissioner found that the Company is entitled to take reserve credit for such a reinsurance contract in the amount equal to the portion of total reserves attributable to the secondary guarantee, whereas this type of reinsurance does not meet the specific requirements of SSAP No. 61, Life, Deposit-Type and Accident and Health Reinsurance and Appendix A-791 of the NAIC SAP.

A reconciliation of the Company’s net income and capital and surplus between NAIC SAP and practices prescribed by the State of Iowa is shown below:

	2013	2012	2011
Net income (loss) State of Iowa basis	$166,874	$143,456	$481,708
State prescribed practice for secondary guarantee reinsurance	—	—	—

Net income (loss), NAIC SAP	$166,874	$143,456	$481,708

Statutory surplus, State of Iowa basis	$971,224	$811,320	$980,853
State prescribed practice for secondary guarantee reinsurance	(38,696)	(36,211)	(33,734)

Statutory surplus, NAIC SAP	$932,528	$775,109	$947,119

Mon Life 2013 SEC	34

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

3. Accounting Changes and Correction of Errors

During 2013, the Company determined the mark-to-market adjustment on certain swap unwinds within its synthetic asset mortgage loan program were incorrectly not made for purposes of determining taxable income at December 31, 2011. Upon reviewing the impact on the prior years, an adjustment of $7,033 was designated as a prior year correction of an error and presented as a change in unassigned surplus for the year ended December 31, 2013.

During the first quarter of 2011, it was determined that the investment income credit calculation that was utilized at year end 2010 to determine the amount of income to remit to an affiliated reinsurer was incorrect. This prior year error resulted in an understatement of the amount of funds withheld investment income that should have been remitted to the affiliated reinsurer for the year of 2010 in the amount of $5,636. This correction has been presented as a change in unassigned surplus.

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities

Mon Life 2013 SEC	35

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services and brokers to ensure that the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 -	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

Mon Life 2013 SEC	36

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values. Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indexes, third party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of level one and level two values within the fair value hierarchy. For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flows analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunction with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds, were determined primarily by using indexes, third party pricing services and internal models.

Mon Life 2013 SEC	37

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Derivative Financial Instruments: The estimated fair values of interest rate caps and options are based upon the latest quoted market price at the balance sheet date. The estimated fair values of swaps, including interest rate and currency swaps are based on pricing models or formulas using current assumptions. The estimated fair value of credit default swaps are based upon the pricing differential as of the balance sheet date for similar swap agreements. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The fair value of policy loans is equal to the book value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash, Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Receivable From/Payable to Parent, Subsidiaries and Affiliates: The carrying amount of receivable from/payable to affiliates approximates their fair value.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are valued in the same manner as general account assets as further described in this note. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities, GICs and funding agreements, are estimated using discounted cash flow calculations. The carrying value of the Company’s liabilities for deferred annuities with minimum guaranteed benefits is determined using a stochastic valuation as described in Note 8, which approximates the fair value. For investment contracts without minimum guarantees, fair value is estimated using discounted cash flows. For those liabilities that are short in duration, carrying amount approximates fair value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values.

Mon Life 2013 SEC	38

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Surplus Notes: Fair values for surplus notes are estimated using a discounted cash flow analysis based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements.

The Company accounts for its investments in affiliated common stock using the equity method of accounting; as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

Mon Life 2013 SEC	39

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2013 and 2012, respectively:

	December 31 2013
	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$471,024	$471,024	$—	$471,024	$—	$—
Bonds	12,966,536	12,381,999	805,464	11,658,490	502,582	—
Preferred stocks, other than affiliates	8,955	9,541	—	8,819	136	—
Common stocks, other than affiliates	45,668	45,668	4,313	1	41,354	—
Mortgage loans on real estate	1,750,784	1,692,860	—	—	1,750,784	—
Other invested assets	139,312	132,528	—	132,614	6,698	—
Options	175,442	174,065	238	170,009	5,195	—
Interest rate swaps	4,890	4,215	—	4,890	—	—
Currency swaps	11,725	6,153	—	11,725	—	—
Credit default swaps	3,864	1,955	—	3,864	—	—
Policy loans	470,549	470,549	—	470,549	—	—
Securities lending reinvested collateral	322,142	322,209	—	322,142	—	—
Receivable from parent, subsidiaries and affiliates	30,774	30,774	—	57,108	—	—
Separate account assets	13,637,553	13,637,553	11,637,283	1,998,253	2,017	—
Liabilities
Investment contract liabilities	3,660,871	3,644,500	—	47,704	3,613,167	—
Interest rate swaps	(141,882)	4,164	—	(141,882)	—	—
Currency swaps	19,741	13,783	—	19,741	—	—
Credit default swaps	(4,576)	7,285	—	(4,576)	—	—
Separate account annuity liabilities	14,413,405	14,416,133	—	14,337,451	75,954	—
Surplus notes	168,622	160,000	—	—	168,622	—

Mon Life 2013 SEC	40

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	December 31 2012
	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,340,103	$1,340,103	$—	$1,340,103	$—	$—
Bonds	13,724,625	12,448,872	657,112	12,371,746	695,767	—
Preferred stocks, other than affiliates	7,715	8,418	—	7,579	136	—
Common stocks, other than affiliates	79,006	79,006	5,773	—	73,233	—
Mortgage loans on real estate	1,964,977	1,864,851	—	—	1,964,977	—
Other invested assets	145,019	135,696	—	136,328	8,691	—
Floors, caps, options and swaptions	96,009	96,009	65	95,944	—	—
Interest rate swaps	474,682	27,728	—	474,682	—	—
Currency swaps	13,552	5,960	—	13,552	—	—
Credit default swaps	1,283	36	—	1,283	—	—
Policy loans	477,665	477,665	—	477,665	—	—
Securities lending reinvested collateral	350,162	350,329	—	350,162	—	—
Receivable from parent, subsidiaries and affiliates	1,788	1,788	—	1,788	—	—
Separate account assets	11,548,616	12,669,510	9,723,879	1,800,699	24,038	—
Liabilities
Investment contract liabilities	4,522,569	4,619,786	—	435,540	4,087,029	—
Interest rate swaps	146,339	26,853	—	146,339	—	—
Currency swaps	37,673	39,587	—	37,673	—	—
Credit default swaps	2,616	6,072	—	2,616	—	—
Payable to parent, subsidiaries and affiliates	34,378	34,378	—	34,378	—	—
Separate account annuity liabilities	12,605,439	12,605,099	—	12,435,092	170,347	—
Surplus notes	178,570	160,000	—	—	178,570	—

Mon Life 2013 SEC	41

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2013 and 2012:

	2013
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Government	$—	$15,835	$—	$15,835
Industrial and miscellaneous	—	12,688	42,852	55,540

Total bonds	—	28,523	42,852	71,375
Preferred stock
Industrial and miscellaneous	—	—	136	136

Total preferred stock	—	—	136	136
Common stock
Industrial and miscellaneous	4,313	1	41,354	45,668

Total common stock	4,313	1	41,354	45,668
Short-term
Government	—	2	—	2
Industrial and miscellaneous	—	285,271	—	285,271
Mutual funds	—	185,481	—	185,481
Sweep accounts	—	270	—	270

Total short-term	—	471,024	—	471,024
Derivative assets	238	186,624	5,195	192,057
Separate account assets	11,637,283	1,998,253	13,923	13,649,459

Total assets	$11,641,834	$2,684,425	$103,460	$14,429,719

Liabilities:
Derivative liabilities	$—	$122,024	$—	$122,024
Separate account liabilities	538	1,129	—	1,667

Total liabilities	$538	$123,153	$—	$123,691

Mon Life 2013 SEC	42

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	2012
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$27,052	$15,467	$42,519

Total bonds	—	27,052	15,467	42,519
Preferred stock
Industrial and miscellaneous	—	—	136	136

Total preferred stock	—	—	136	136
Common stock
Industrial and miscellaneous	5,773	—	73,233	79,006

Total common stock	5,773	—	73,233	79,006
Short-term investments
Government	—	2	—	2
Industrial and miscellaneous	—	1,098,015	—	1,098,015
Mutual funds	—	166,890	—	166,890
Sweep accounts	—	75,196	—	75,196

Total short-term investments	—	1,340,103	—	1,340,103
Derivative assets	66	97,509	—	97,575
Separate account assets	9,723,879	1,800,700	24,038	11,548,617

Total assets	$9,729,718	$3,265,364	$112,874	$13,107,956

Liabilities:
Derivative liabilities	$—	$21,020	$—	$21,020
Separate account liabilities	—	1,722	—	1,722

Total liabilities	$—	$22,742	$—	$22,742

Bonds classified in Level 2 are valued using inputs from third party pricing services or broker quotes. Level 3 measurements for bonds are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data or internal modeling which utilize inputs that are not market observable.

Preferred stock in Level 3 is being internally calculated.

Common stock in Level 3 is comprised primarily of shares in the Federal Home Loan Bank (FHLB) of Des Moines, which are valued at par as a proxy for fair value as they can only be redeemed by the bank. In addition, the Company owns common stock being carried at book value and some warrants that are valued using broker quotes.

Mon Life 2013 SEC	43

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Short-term investments are classified as Level 2 as they are carried at amortized cost, which approximates fair value.

Derivatives classified as Level 2 would represent over-the-counter (OTC) contracts valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades or external pricing services.

Derivatives classified as Level 3 represent OTC contracts valued using internal pricing models based on observable bond market prices and other market observable data or third party pricing and broker quotes.

Separate account assets are valued and classified in the same way as general account assets (described above). For example, separate account assets in Level 3 are those valued using non-binding broker quotes, which cannot be corroborated by other market observable data or internal modeling which utilize inputs that are not market observable.

Separate account liabilities consist of derivative liabilities held on the separate accounts. They are valued in the same way as the general account derivatives (described above).

During 2013 and 2012, there were no transfers between Level 1 and 2, respectively.

Mon Life 2013 SEC	44

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables summarize the changes in assets classified in Level 3 for 2013 and 2012:

	Balance at January 1, 2013	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
RMBS	$247	$—	$—	$(128)	$95
Other	15,220	12,501	—	(569)	17,686
Preferred stock	136	—	—	—	—
Common stock	73,233	84	—	(13)	(1,005)
Derivatives	—	—	—	2,753	—
Separate account assets	24,038	—	11,839	78	2,777

Total	$112,874	$12,585	$11,839	$2,121	$19,553

	Purchases	Issuances	Sales	Settlements	Balance at December 31, 2013
Bonds
RMBS	$—	$—	$—	$—	$214
Other	142	—	—	2,342	42,638
Preferred stock	—	—	—	—	136
Common stock	15	—	18,725	12,234	41,355
Derivatives	—	2,442	—	—	5,195
Separate account assets	—	—	—	1,131	13,923

Total	$157	$2,442	$18,725	$15,707	$103,461

Mon Life 2013 SEC	45

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Balance at January 1, 2012	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
RMBS	$1,219	$621	$1,047	$(198)	$(236)
Other	13,224	3,149	2,993	(1,835)	3,127
Preferred stock	136	—	—	—	—
Common stock	78,106	—	788	—	(2,486)
Derivatives	—	4,257	—	—	1,400
Separate account assets	31,150	1,145	1,033	104	(6,422)

Total	$123,835	$9,172	$5,861	$(1,929)	$(4,617)

	Purchases	Issuances	Sales	Settlements	Balance at December 31, 2012
Bonds
RMBS	$—	$—	$—	$112	$247
Other	30	2,610	—	2,092	15,220
Preferred stock	—	—	—	—	136
Common stock	—	2,116	—	3,715	73,233
Derivatives	6,369	—	—	12,026	—
Separate account assets	—	—	—	906	24,038

Total	$6,399	$4,726	$—	$18,851	$112,874

(a)	Recorded as a component of Net Realized Capital Gains/Losses in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains/Losses in the Statements of Changes in Capital and Surplus

The Company’s policy is to recognize transfers in and out of levels as of the beginning of the reporting period.

Transfers in for bonds were attributed to securities being valued using third party vendor inputs at December 31, 2012 and 2011, subsequently changing to being internally modeled during 2013 and 2012. In addition, transfers in for bonds were attributed to securities being carried at amortized cost at December 31, 2012 and 2011, subsequently being carried at fair value during 2013 and 2012. Transfers in for bonds were also attributed to securities being valued using broker quotes which utilize observable inputs at December 31, 2011, subsequently changing to being valued using broker quotes which utilize unobservable inputs during 2012.

Mon Life 2013 SEC	46

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Transfers out for bonds were attributed to securities being carried at fair value at December 31, 2011, subsequently changing to being carried at amortized cost during 2012. Also, transfers out for bonds were the result of securities being valued using internal models at December 31, 2011, subsequently changing to being valued using third party vendor inputs during 2012.

Transfers in for common stock were attributed to securities being valued using third party vendor inputs at December 31, 2012, subsequently changing to being internally modeled during 2013.

Transfers out for common stock were attributed to securities being valued using a stale price at December 31, 2011, subsequently changing to being valued using third party vendor inputs during 2012.

Transfers in for derivatives were attributed to securities being carried at amortized cost at December 31, 2011, subsequently changing to being carried at fair value during 2012.

Transfers in for separate account bonds were partly attributed to securities being valued using third party vendor inputs at December 31, 2011, subsequently changing to being valued using a stale price, thus causing the transfer into Level 3 during 2012. Transfers in for separate account bonds were also attributed to securities being carried at amortized cost at December 31, 2011, subsequently changing to being carried at fair value during 2012.

Transfers out for separate account bonds were partly attributed to securities being valued using non-binding broker quotes or internal modeling which utilize unobservable inputs at December 21, 2012, subsequently changing to being valued using third party vendor inputs during 2013. Transfers out for separate account bonds were attributed to securities being valued using internal modeling at December 31, 2011, subsequently changing to being valued using third party vendor inputs during 2012.

Nonrecurring fair value measurements

As indicated in Note 1, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. As of December 31, 2013 and 2012, the Company has several properties that are held for sale. Therefore, these properties are carried at fair value less cost to sell, which amounts to $6,900 and $4,792 as of December 31, 2013 and 2012, respectively.

The properties held for sale include one home office property with a fair value of $3,500 as of December 31, 2013 and 2012. Fair value of this property was determined based upon an external appraisal following the income approach. In addition, several residential properties are held for sale with a fair value of $3,400 and $1,292 as of December 31, 2013 and 2012, respectively. Fair value for these residential properties was also determined based upon external appraisals.

Mon Life 2013 SEC	47

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The fair value measurements are classified in Level 3 as the external appraisals utilize inputs and adjustments for the specific attributes of these properties that are not market observable.

5. Investments

The carrying amounts and estimated fair values of investments in bonds and preferred stocks are as follows:

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses less Than 12 Months	Estimated Fair Value
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$603,161	$11,257	$3,328	$16,419	$594,671
State, municipal and other government	407,239	36,555	1,818	8,507	433,469
Hybrid securities	405,592	7,433	53,637	73	359,315
Industrial and miscellaneous	8,507,349	752,983	64,818	93,914	9,101,600
Mortgage and other asset-backed securities	2,401,458	115,242	60,791	24,903	2,431,006

	12,324,799	923,470	184,392	143,816	12,920,061
Unaffiliated preferred stocks	9,541	411	997	—	8,955

	$12,334,340	$923,881	$185,389	$143,816	$12,929,016

Mon Life 2013 SEC	48

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses less Than 12 Months	Estimated Fair Value
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$374,681	$69,908	$71	$32	$444,486
State, municipal and other government	439,755	80,688	6,794	83	513,566
Hybrid securities	407,536	10,892	102,392	—	316,036
Industrial and miscellaneous	8,568,198	1,242,136	12,199	14,798	9,783,337
Mortgage and other asset-backed securities	2,601,502	139,599	118,613	1,714	2,620,774

	12,391,672	1,543,223	240,069	16,627	13,678,199
Unaffiliated preferred stocks	8,418	275	978	—	7,715

	$12,400,090	$1,543,498	$241,047	$16,627	$13,685,914

At December 31, 2013 and 2012, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 219 and 192 securities with a carrying amount of $1,506,148 and $1,524,672 and an unrealized loss of $185,389 and $241,047 with an average price of 87.7 and 84.2 (fair value/amortized cost). Of this portfolio, 76.4% and 66.6% were investment grade with associated unrealized losses of $124,981 and $107,124, respectively.

At December 31, 2013 and 2012, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 461 and 144 securities with a carrying amount of $3,079,455 and $874,294 and an unrealized loss of $143,816 and $16,627 with an average price of 95.3 and 98.1 (fair value/amortized cost). Of this portfolio, 97.3% and 96.8% were investment grade with associated unrealized losses of $140,339 and $15,035, respectively.

At December 31, 2013 and 2012, respectively, for common stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 3 and 3 securities with a cost of $14 and $14 and an unrealized loss of $1 and $1 with an average price of 96.9 and 96.9 (fair value/cost).

At December 31, 2013 and 2012, respectively, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 2 and 5 securities with a cost of $14,052 and $28,665 and an unrealized loss of $1 and $78 with an average price of 100.0 and 99.7 (fair value/cost).

Mon Life 2013 SEC	49

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2013 and 2012 is as follows:

	Losses 12 Months or More	Losses Less Than 12 Months	Total
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$15,070	$372,247	$387,317
State, municipal and other government	9,976	110,669	120,645
Hybrid securities	197,309	22,080	219,389
Industrial and miscellaneous	590,431	1,823,597	2,414,028
Mortgage and other asset-backed securities	505,970	607,046	1,113,016

	1,318,756	2,935,639	4,254,395
Unaffiliated preferred stocks	2,003	—	2,003
Unaffiliated common stocks	14	14,051	14,065

	$1,320,773	$2,949,690	$4,270,463

	Losses 12 Months or More	Losses Less Than 12 Months	Total
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$3,328	$14,923	$18,251
State, municipal and other government	35,022	3,614	38,636
Hybrid securities	202,462	—	202,462
Industrial and miscellaneous	189,141	781,804	970,945
Mortgage and other asset-backed securities	851,649	57,326	908,975

	1,281,602	857,667	2,139,269
Unaffiliated preferred stocks	2,022	—	2,022
Unaffiliated common stocks	14	28,588	28,602

	$1,283,638	$886,255	$2,169,893

Mon Life 2013 SEC	50

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The carrying amount and estimated fair value of bonds at December 31, 2013, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Carrying Amount	Estimated Fair Value
Due in one year or less	$216,702	$219,687
Due after one year through five years	1,968,356	2,103,074
Due after five years through ten years	2,014,564	2,117,004
Due after ten years	5,723,719	6,049,290

	9,923,341	10,489,055
Mortgage and other asset-backed securities	2,401,458	2,431,006

	$12,324,799	$12,920,061

For impairment policies related to non-structured and structured securities, refer to Note 1 under Investments.

Banking

At December 31, 2013 the Company’s banking sector portfolio had investments in an unrealized loss position which had a fair value of $651,783 and a carrying value of $746,112, resulting in a gross unrealized loss of $94,329. The gross unrealized losses in the banking sub-sector primarily reflect low floating rate coupons on some securities, credit spread widening since the time of acquisition due to the Sovereign debt crisis in Europe, residual impact from the U.S. financial crisis, and global economic uncertainty. Following the implementation of new, more stringent global legislation on bank capital and liquidity requirements, credit spreads in the sector have outperformed the broader corporate market in 2013. Decisive steps by EU leaders and world central banks continue to stabilize the euro and improve funding conditions for most banks. Globally, there remain pockets of concentrated risk on bank balance sheets, and ratings for some countries and banks remain under pressure, but the banking sub-sector has largely been strengthened and oversight increased.

The value of the Company’s investments in deeply subordinated securities in the financial services sector may be significantly impacted if issuers of certain securities with optional deferral features exercise the option to defer coupon payments or are required to defer as a condition of receiving government aid. The deeply subordinated securities issued by non-US Banks are broadly referred to as capital securities which can be categorized as Tier 1 or Upper Tier 2. Capital securities categorized as “Tier 1” are typically perpetual with a non-cumulative coupon that can be deferred under certain conditions. Capital securities categorized as “Upper Tier 2” are

Mon Life 2013 SEC	51

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

generally perpetual with a cumulative coupon that is deferrable under certain conditions. The deeply subordinated securities issued by US Banks can be categorized as Trust Preferred or Hybrid. Capital securities categorized as trust preferred typically have an original maturity of 30 years with call features after 10 years with a cumulative coupon that is deferrable under certain conditions. Capital securities categorized as hybrid typically have an original maturity of more than 30 years, may be perpetual and are generally subordinate to traditional trust preferred securities.

The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2013.

Subprime Mortgages

At December 31, 2013, the Company’s asset-backed securities (ABS) subprime mortgages portfolio had investments in an unrealized loss position which had a fair value of $382,043 and a carrying value of $418,865, resulting in a gross unrealized loss of $36,822. ABS – housing securities are secured by pools of residential mortgage loans primarily those which are categorized as subprime. The unrealized loss is primarily due to decreased liquidity and increased credit spreads in the market combined with significant increases in expected losses on loans within the underlying pools.

The Company does not currently invest in or originate whole loan residential mortgages. The Company categorizes ABS issued by a securitization trust as having subprime mortgage exposure when the average credit score of the underlying mortgage borrowers in a securitization trust is below 660 at issuance. The Company also categorizes ABS issued by a securitization trust with second lien mortgages as subprime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below 660 at issuance. The Company does not have any “direct” residential mortgages to subprime borrowers outside of the ABS structures.

All ABS subprime mortgage securities are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and are reviewed quarterly. Model output is generated under base and stress-case scenarios. The Company’s internal ABS-housing asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults

Mon Life 2013 SEC	52

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

Loss severity assumptions were determined by observing historical rates from broader market data and by adjusting those rates for vintage specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Once the entire pool is modeled, the results are closely analyzed by the Company’s internal asset specialist to determine whether or not the particular tranche or holding is at risk for not collecting all contractual cash flows, taking into account the seniority and other terms of the tranches held.

If cash flow models indicate a credit event will impact future cash flows and the Company does not have the intent to sell the tranche or holding and does have the intent and ability to hold the security, the security is impaired to discounted cash flows. As the remaining unrealized losses in the ABS subprime mortgage portfolio relate to holdings where the Company expects to receive full principal and interest, the Company does not consider the underlying investments to be impaired as of December 31, 2013.

There were no loan-backed securities with a recognized other-than-temporary impairment (OTTI) due to intent to sell or lack of intent and ability to hold during the years ended December 31, 2103, 2012 or 2011.

Mon Life 2013 SEC	53

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide the aggregate totals for loan-backed securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield.

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year ended December 31, 2013
1st quarter present value of cash flows expected to be less than the amortized cost basis	$64,235	$4,238	$59,997	$29,895
2nd quarter present value of cash flows expected to be less than the amortized cost basis	63,316	23,474	39,842	23,109
3rd quarter present value of cash flows expected to be less than the amortized cost basis	51,903	6,627	45,276	23,345
4th quarter present value of cash flows expected to be less than the amortized cost basis	42,936	6,503	36,433	22,696

Aggregate total	$222,390	$40,842	$181,548	$99,045

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year ended December 31, 2012
1st quarter present value of cash flows expected to be less than the amortized cost basis	$39,343	$1,922	$37,421	$25,549
2nd quarter present value of cash flows expected to be less than the amortized cost basis	49,355	3,300	46,055	21,984
3rd quarter present value of cash flows expected to be less than the amortized cost basis	36,667	2,145	34,522	20,556
4th quarter present value of cash flows expected to be less than the amortized cost basis	36,404	885	35,519	17,847

Aggregate total	$161,769	$8,252	$153,517	$85,936

Mon Life 2013 SEC	54

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year ended December 31, 2011
1st quarter present value of cash flows expected to be less than the amortized cost basis	$70,530	$5,417	$65,113	$32,730
2nd quarter present value of cash flows expected to be less than the amortized cost basis	78,321	4,614	73,707	32,487
3rd quarter present value of cash flows expected to be less than the amortized cost basis	58,385	3,162	55,223	35,076
4th quarter present value of cash flows expected to be less than the amortized cost basis	54,581	7,175	47,406	39,648

Aggregate total	$261,817	$20,368	$241,449	$139,941

Mon Life 2013 SEC	55

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following loan-backed and structured securities were held at December 31, 2013, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Quarter in which Impairment Occurred
00075XAG2	$9,270	$8,751	$519	$8,751	$341	1Q 2013
00442LAD1	2,454	2,325	129	2,325	2,088	1Q 2013
02148YAJ3	84	82	2	82	45	1Q 2013
02149QAD2	3,277	3,234	43	3,234	2,721	1Q 2013
045427AE1	753	311	442	311	169	1Q 2013
05953YAG6	215	209	6	209	159	1Q 2013
14984WAA8	11,205	10,969	236	10,969	10,570	1Q 2013
35729PPC8	4,000	3,869	131	3,869	703	1Q 2013
39539KAF0	213	205	8	205	199	1Q 2013
46628SAJ2	2,367	2,247	120	2,247	2,287	1Q 2013
55308LAB2	5,692	5,230	462	5,230	3,740	1Q 2013
65536PAA8	15	14	1	14	10	1Q 2013
75971EAF3	4,666	4,576	90	4,576	3,462	1Q 2013
761118VY1	3,127	3,065	62	3,065	2,444	1Q 2013
81379EAD4	47	—	47	—	1	1Q 2013
83612TAF9	7,863	7,176	687	7,176	358	1Q 2013
86358EZU3	8,849	7,653	1,196	7,653	525	1Q 2013
3622NAAC4	82	81	1	81	72	1Q 2013
00075XAG2	8,737	4,832	3,905	4,832	298	2Q 2013
05953YAG6	202	199	3	199	149	2Q 2013
126670ZN1	7,108	3,498	3,610	3,498	6,137	2Q 2013
126694A32	1,710	1,698	12	1,698	1,432	2Q 2013
14984WAA8	10,701	10,522	179	10,522	10,201	2Q 2013
24763LDE7	190	189	1	189	147	2Q 2013
35729PPC8	3,857	3,793	64	3,793	403	2Q 2013
68400DAG9	5,917	547	5,370	547	8	2Q 2013
68403HAF9	2,226	4	2,222	4	2	2Q 2013
83611MMM7	7,430	7,128	302	7,128	408	2Q 2013
83612TAC6	7,498	6,902	596	6,902	3,863	2Q 2013
83612TAF9	7,159	18	7,141	18	18	2Q 2013

Mon Life 2013 SEC	56

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

CUSIP	Amortized Cost before Current Period OTTI	Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value	Quarter in which Impairment Occurred
86358EZU3	554	486	68	486	28	2Q 2013
61753NAC4	28	27	1	27	15	2Q 2013
00075XAG2	4,819	2,950	1,869	2,950	90	3Q 2013
00442LAD1	2,163	2,055	108	2,055	2,627	3Q 2013
02146QAB9	64	63	1	63	108	3Q 2013
02149QAD2	3,087	3,083	4	3,083	2,600	3Q 2013
045427AE1	291	283	8	283	383	3Q 2013
059515AC0	555	528	27	528	402	3Q 2013
05953YAG6	193	183	10	183	145	3Q 2013
35729PPC8	3,783	3,598	185	3,598	355	3Q 2013
36245RAA7	719	714	5	714	540	3Q 2013
39539KAF0	151	151	—	151	127	3Q 2013
61754HAB8	352	341	11	341	245	3Q 2013
68400DAG9	543	4	539	4	2	3Q 2013
75970QAJ9	3,245	3,162	83	3,162	2,691	3Q 2013
75971EAF3	4,459	4,398	61	4,398	3,532	3Q 2013
761118VY1	3,497	3,273	224	3,273	2,843	3Q 2013
83611MMM7	7,118	6,863	255	6,863	356	3Q 2013
83612TAC6	6,899	6,751	148	6,751	3,855	3Q 2013
86358EZU3	7,508	4,477	3,031	4,477	329	3Q 2013
52524YAF0	2,430	2,373	57	2,373	2,102	3Q 2013
61753NAC4	26	26	—	26	14	3Q 2013
00075XAG2	2,937	1,013	1,924	1,013	57	4Q 2013
00442LAD1	1,980	1,931	49	1,931	2,724	4Q 2013
02149QAD2	2,983	2,902	81	2,902	2,589	4Q 2013
045427AE1	270	218	52	218	169	4Q 2013
24763LDE7	189	164	25	164	154	4Q 2013
35729PPC8	3,589	3,174	415	3,174	343	4Q 2013
75970QAJ9	3,127	2,974	153	2,974	2,684	4Q 2013
75971EAF3	4,325	4,127	198	4,127	3,599	4Q 2013
761118RM2	1,818	1,490	328	1,490	1,620	4Q 2013
83611MMM7	6,854	6,457	397	6,457	757	4Q 2013
83612TAC6	6,716	6,518	198	6,518	4,026	4Q 2013
86358EZU3	4,443	1,936	2,507	1,936	279	4Q 2013
12640WAG5	1,995	1,851	144	1,851	2,111	4Q 2013
61753NAC4	25	24	1	24	15	4Q 2013
45660LKW8	1,685	1,652	33	1,652	1,571	4Q 2013

Mon Life 2013 SEC	57

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2013 and 2012 is as follows:

	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31, 2013
The aggregate amount of unrealized losses	$115,229	$24,886
The aggregate related fair value of securities with unrealized losses	605,686	607,046

	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31, 2012
The aggregate amount of unrealized losses	$235,956	$7,106
The aggregate related fair value of securities with unrealized losses	917,808	79,785

Detail of net investment income is presented below:

	Year Ended December 31
	2013	2012	2011
Income:
Bonds	$608,872	$665,143	$698,531
Preferred stocks	4,516	3,791	3,007
Common stocks	1,893	3,599	3,305
Mortgage loans on real estate	98,876	119,979	123,944
Real estate	1,247	1,018	1,095
Policy loans	29,032	29,076	30,126
Cash, cash equivalents and short-term investments	1,353	2,203	2,440
Derivatives	12,632	15,357	5,840
Other invested assets	3,991	13,212	8,697
Other	(738)	3,441	1,121

Gross investment income	761,674	856,819	878,106
Less investment expenses	32,345	34,505	36,065

Net investment income	$729,329	$822,314	$842,041

Mon Life 2013 SEC	58

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Proceeds from sales and other disposals (excluding maturities) of bonds and preferred stock and related gross realized capital gains and losses were as follows:

	Year Ended December 31
	2013	2012	2011
Proceeds	$1,582,738	$4,357,730	$2,597,080

Gross realized gains	$12,758	$417,006	$66,223
Gross realized losses	(13,236)	(27,531)	(22,934)

Net realized capital gains (losses)	$(478)	$389,475	$43,289

The Company had gross realized losses for the years ended December 31, 2013, 2012 and 2011 of $41,176, $22,898 and $33,707, respectively, which relate to losses recognized on other-than-temporary declines in the fair value of bonds and preferred stocks.

Net realized capital gains (losses) on investments are summarized below:

	Realized
	Year Ended December 31
	2013	2012	2011
Bonds	$(41,648)	$366,392	$9,633
Preferred stocks	—	185	(51)
Common stocks	(203)	181	2,699
Mortgage loans on real estate	(30)	(3,240)	(8,533)
Real estate	(2,742)	(3,704)	(1,869)
Cash, cash equivalents and short-term investments	1	1	14
Derivatives	(66,568)	(47,592)	(115,760)
Other invested assets	20,448	24,655	14,586

	(90,742)	336,878	(99,281)
Federal income tax effect	35,916	(128,376)	24,360
Transfer to (from) interest maintenance reserve	43,475	(216,378)	46,079

Net realized capital losses on investments	$(11,351)	$(7,876)	$(28,842)

At December 31, 2013 and 2012, the Company had recorded investments in restructured securities of $320 and $7,170, respectively. The capital (losses) taken as a result of restructures in 2013, 2012 and 2011 were $(156), $(368) and $(6,868), respectively. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

Mon Life 2013 SEC	59

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The changes in net unrealized capital gains and losses on investments were as follows:

	Change in Unrealized
	Year Ended December 31
	2013	2012	2011
Bonds	$50,095	$(16,551)	$4,454
Preferred stocks	—	1,408	(1,408)
Common stocks	(892)	(4,558)	(5,607)
Affiliated entities	(4,768)	(5,899)	(570)
Mortgage loans on real estate	253	1,255	(1,637)
Derivatives	94,576	26,867	3,422
Other invested assets	18,545	(38,135)	(4,716)

Change in unrealized capital gains (losses), before tax	157,809	(35,613)	(6,062)
Taxes on unrealized capital gains/loss	(62,279)	2,354	(6,021)

Change in unrealized capital gains (losses), net of tax	$95,530	$(33,259)	$(12,083)

The Company’s investments in mortgage loans principally involve commercial real estate.

The credit quality of mortgage loans by type of property for the year ended December 31, 2013 were as follows:

	Farm	Commercial	Total
AAA - AA	$755	$1,151,315	$1,152,070
A	40,812	330,399	371,211
BBB	6,719	22,496	29,215
BB	—	131,804	131,804
B	—	3,352	3,352

	$48,286	$1,639,366	$1,687,652

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2013, the maximum and minimum lending rates for mortgage loans during were 5.87% and 3.00%, respectively. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the year ending December 31, 2013 at the time of

Mon Life 2013 SEC	60

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

origination was 77%. During 2013, the Company did not reduce interest rates on any outstanding mortgages. At December 31, 2013, mortgage loans with a carrying value of $1,061 were non-income producing for the previous 180 days. There was no accrued interest related to these mortgage loans that required excluding the amount from investment income at December 31, 2013. The Company did not have any taxes, assessments and other amounts advanced not included in the mortgage loan total for the year ended December 31, 2013.

The following tables provide the age analysis of mortgage loans aggregated by type:

		Residential		Commercial
December 31, 2013	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$48,286	$—	$3,930	$—	$1,505,460	$133,906	$1,691,582
(b) 30-59 Days Past Due	—	—	217	—	—	—	217
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	1,061	—	—	—	1,061

		Residential		Commercial
December 31, 2012	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$74,872	$—	$4,176	$—	$1,608,517	$175,705	$1,863,270
(b) 30-59 Days Past Due	—	—	190	—	—	—	190
(c) 60-89 Days Past Due	—	—	125	—	—	—	125
(d) 90-179 Days Past Due	—	—	138	—	—	—	138
(e) 180+ Days Past Due	—	—	1,128	—	—	—	1,128

During 2012, the maximum and minimum lending rates for mortgage loans during were 5.00% and 3.65%, respectively. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the year ending December 31, 2012 at the time of origination was 67%. During 2012, the Company did not reduce interest rates on any outstanding mortgages. At December 31, 2012, mortgage loans with a carrying value of $1,128 were non-income producing for the previous 180 days. Accrued interest of $152 related to these mortgage loans was excluded from investment income at December 31, 2012. The Company did not have any taxes, assessments and other amounts advanced not included in the mortgage loan total for the year ended December 31, 2012.

At December 31, 2013 and 2012, respectively, the net admitted asset value in impaired loans with a related allowance for credit losses was $7,983 and $7,926. The Company held an allowance for credit losses on mortgage loans in the amount of $247 and $499 at December 31, 2013 and 2012, respectively. The average recorded investment in impaired loans during 2013 and 2012 was $7,915 and $7,735, respectively. There was no recorded investment in impaired loans without an allowance for credit losses during 2013 or 2012.

Mon Life 2013 SEC	61

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

	Year Ended December 31
	2013	2012	2011
Balance at beginning of period	$499	$1,754	$117
Additions, net charged to operations	—	—	1,754
Recoveries in amounts previously charged off	(252)	(1,255)	(117)

Balance at end of period	$247	$499	$1,754

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company recognized $540, $552 and $312 of interest income on impaired loans for the years ended December 31, 2013, 2012 and 2011, respectively. The Company recognized interest income on a cash basis of $540, $552 and $312 for the years ended December 31, 2013, 2012 and 2011, respectively.

The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information. Impairment losses of $2,768, $3,996 and $2,373 were taken on real estate in 2013, 2012 and 2011, respectively, to write the book value down to the current fair value and were reflected as realized losses in the statements of operations.

During 2013 and 2012, respectively, mortgage loans of $7,754 and $4,690 were foreclosed or acquired by deed and transferred to real estate. At December 31, 2013 and 2012, the Company held a mortgage loan loss reserve in the AVR of $21,969 and $17,693, respectively.

Mon Life 2013 SEC	62

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution
	December 31
	2013	2012
Pacific	25%	22%
South Atlantic	19	18
Middle Atlantic	16	24
E. South Central	13	12
W. South Central	10	8
Mountain	7	6
E. North Central	5	4
W. North Central	4	4
New England	1	2

Property Type Distribution
	December 31
	2013	2012
Office	47%	48%
Retail	18	18
Apartment	14	15
Industrial	10	9
Other	4	3
Medical	4	3
Agricultural	3	4
Residential	0	0

At December 31, 2013, 2012 and 2011, the Company held mortgage loans with a total net admitted value of $378, $137 and $137, respectively, which had been restructured in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2013, 2012 and 2011 related to such restructurings. There were no commitments to lend additional funds to debtors owing receivables at December 31, 2013, 2012 or 2011.

During 2012, the Company recorded an impairment of $694 for its investment in Green Mountain Partners II, L.P. The impairment was taken because the decline in fair value of the fund was deemed to be other than temporary and a recovery in value from the remaining underlying investments in the fund was not anticipated. The write-down was included in net realized capital gains (losses) within the statements of operations.

During 2011, the Company recorded an impairment of $1,982 for its investment in Ridge Capital Fund I, L.P. The impairment was taken because the decline in fair value of the fund was deemed to be other than temporary and a recovery in value from the remaining underlying investments in the fund was not anticipated. The write-down was included in net realized capital gains (losses) within the statements of operations.

On December 31, 2010, the Company acquired two real estate related limited liability company interests (Transamerica Pyramid Properties, LLC and Transamerica Realty Properties, LLC) from Transamerica Life Insurance Company (TLIC), an affiliate, for a combined purchase price of $252,975. The price paid was based predominantly on the valuations of the properties within each of those entities. This transaction was accounted for as a business combination using the statutory purchase method and resulted in goodwill of $100,674, which was included in the

Mon Life 2013 SEC	63

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

carrying amount of these other invested assets. Amortization in the amount of $10,067 was recorded during each of the years ending December 31, 2013 and 2012, which is reflected in the carrying value of these other invested assets with an offset to the change in net unrealized capital gains/losses. As the carrying amount of the total positive goodwill of the Company exceeded 10% of the September 30, 2013 capital and surplus, adjusted to exclude positive goodwill and net deferred tax assets as of September 30, 2013, goodwill in the amount of $10,702 associated with this transaction was nonadmitted at December 31, 2013. The entire goodwill balance associated with this transaction was admitted at December 31, 2012.

For the year ending December 31, 2013, the Company had ownership interests in forty-eight LIHTC properties. The remaining years of unexpired tax credits ranged from one to nine and none of the properties were subject to regulatory review. The length of time remaining for holding periods ranged from one to fourteen years. The amount of contingent equity commitments expected to be paid during the years 2014 to 2025 is $2,032. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

For the year ending December 31, 2012, the Company had ownership interests in fifty-seven LIHTC properties. The remaining years of unexpired tax credits ranged from one to thirteen and none of the properties were subject to regulatory review. The length of time remaining for holding periods ranged from one to fifteen years. The amount of contingent equity commitments expected to be paid during the years 2013 to 2025 is $7,640. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The following tables provide the carrying value of state transferable tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2013 and 2012:

		December 31, 2013
Description of State Transferable and Non-transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$462	$1,033

Total		$462	$1,033

		December 31, 2012
Description of State Transferable and Non-transferable Tax Credits	State	Carrying Value	Unused Amount
Low-Income Housing Tax Credits	MA	$810	$1,381

Total		$810	$1,381

*The	unused amount reflects credits that the Company deems will be realizable in the period from 2014 to 2015.

Mon Life 2013 SEC	64

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company had no non-transferable state tax credits.

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits as of December 31, 2013, 2012 and 2011.

Derivatives

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets (cash or securities) on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, then the Company is required to post similar assets (cash or securities).

At December 31, 2013 and 2012, the fair value of all derivative contracts, aggregated at a counterparty level, with a positive fair value amounted to $370,542 and $585,525, respectively.

At December 31, 2013 and 2012, the fair value of all derivative contracts, aggregated at a counterparty level, with a negative fair value amounted to $47,904 and $186,630, respectively.

For the years ended December 31, 2013, 2012 and 2011, the Company has recorded $88,048, $287 and $(14,830), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized gain (loss).

The Company did not recognize any unrealized gains or losses during 2013, 2012 or 2011 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 20 years for forecasted hedge transactions.

For the years ended December 31, 2013, 2012 and 2011 none of the Company’s cash flow hedges have been discontinued as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

Mon Life 2013 SEC	65

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

As of December 31, 2013 and 2012, the company has accumulated deferred gains in the amount of $3,616 and $3,822, respectively, related to the termination of swaps that were hedging forecasted transactions. It is expected that these gains will be used as basis adjustments on futures asset purchases expected to transpire throughout 2026.

At December 31, 2013 and 2012, the Company had replicated assets with a fair value of $562,373 and $469,474, respectively, and credit default and forward starting interest rate swaps with a fair value of $8,188 and $(26,540), respectively.

For the year ended December 31, 2013 and 2012, the Company recognized $77 and $1,639 in capital losses related to replication transactions.

As stated in Note 1, the Company replicates investment grade corporate bonds by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, the Company has recourse provisions from the proceeds of the bankruptcy settlement of the underlying entity or by the sale of the underlying bond.

Mon Life 2013 SEC	66

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

As of December 31, 2013, credit default swaps, used in replicating corporate bonds are as follows:

	Maximum Future
	Maturity	Payout	Current Fair
Deal, Receive (Pay), Underlying	Date	(Estimated)	Value
43231,SWAP, USD 1 / (USD 0), :912810PX0	12/20/2015	$10,000	$111
43285,SWAP, USD 1 / (USD 0), :CDXIG 17	12/20/2016	7,500	154
43286,SWAP, USD 1 / (USD 0), :CDXIG17	12/20/2016	3,500	72
43299,SWAP, USD 1 / (USD 0), :JP1200551248	3/20/2017	12,000	293
43302,SWAP, USD 1 / (USD 0), :US50064FAD69	3/20/2017	10,000	198
43307,SWAP, USD 1 / (USD 0), :US731011AN26	3/20/2017	15,000	264
43310,SWAP, USD 1 / (USD 0), :US50064FAD69	3/20/2017	10,000	198
43321,SWAP, USD 1 / (USD 0), :USY6826RAA06	3/20/2017	5,000	57
43347,SWAP, USD 1 / (USD 0), :US416515AY06	6/20/2017	25,000	437
47295,SWAP, USD 1 / (USD 0), :US59156RAN89	6/20/2017	25,000	418
47296,SWAP, USD 1 / (USD 0), :US172967ES69	6/20/2017	25,000	420
47297,SWAP, USD 1 / (USD 0), :US743410AW27	6/20/2017	25,000	345
43374,SWAP, USD 1 / (USD 0), :CDX IG 18	6/20/2017	10,000	215
43394,SWAP, USD 1 / (USD 0), :XS0114288789	9/20/2017	10,000	(113)
43601,SWAP, USD 1 / (USD 0), :US88322LAA70	9/20/2017	5,100	10
43613,SWAP, USD 1 / (USD 0), :US455780AQ93	9/20/2017	7,800	(206)
46410,SWAP, USD 1 / (USD 0), :912810QL5	12/20/2017	20,000	426
46411,SWAP, USD 1 / (USD 0), :912810QL5	12/20/2017	19,000	405
46915,SWAP, USD 1 / (USD 0), :61761DAD4	12/20/2017	20,000	247
47037,SWAP, USD 1 / (USD 0), :12624PAE5	12/20/2017	5,000	106
47657,SWAP, USD 1 / (USD 0), :92939RBB7	12/20/2017	12,500	209
48775,SWAP, USD 1 / (USD 0), :12624QAR4	12/20/2017	12,500	266
49952,SWAP, USD 1 / (USD 0), :94987MAB7	12/20/2017	5,000	73
53497,SWAP, USD 1 / (USD 0), :20048EAY7	12/20/2017	15,000	319
53821,SWAP, USD 1 / (USD 0), :92937EAZ7	3/20/2018	22,000	432
54329,SWAP, USD 1 / (USD 0), :76116FAG2	3/20/2018	10,000	30
54865,SWAP, USD 5 / (USD 0), :61761QAE3	3/20/2018	15,000	2408
55127,SWAP, USD 1 / (USD 0), :36228CUV3	3/20/2018	2,300	(95)
60519,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	20,000	275
60520,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	20,000	(7)
60521,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	10,000	(1)
59110,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	20,000	200
59117,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	10,000	(1)
59280,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	20,000	275

Mon Life 2013 SEC	67

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

At December 31, 2013 and 2012, the Company held options with a fair value of $5,432 and $66, respectively.

At December 31, 2013 and 2012, the Company’s outstanding derivative financial instruments with on and off balance sheet risks, shown in notional amounts, are summarized as follows:

	Notional Amount
	2013	2012
Interest rate and currency swaps:
Receive floating—pay floating	$—	$31,620
Receive fixed—pay floating	43,970	88,562
Receive floating—pay fixed	19,500	19,500
Receive fixed—pay fixed	482,442	—
Swaps:
Receive fixed—pay floating	1,701,576	2,748,946
Receive fixed—pay fixed	53,003	—
Receive floating—pay fixed	179,200	664,840
Receive floating—pay floating	39,200	39,200

The Company recognized net realized gains (losses) from futures contracts in the amount of $3,578, $1,917 and $(399), for the years ended December 31, 2013, 2012 and 2011, respectively.

Open futures contracts at December 31, 2013 and 2012 were as follows:

			Opening	Year-End
			Fair	Fair
Long/Short	Number of Contracts	Contract Type	Value	Value
December 31, 2013
Long	50	S&P 500 March 2014 Futures	$22,253	$23,013
Short	116	S&P 500 E-MINI March 2014 Futures	10,325	10,678
Long	10	NASDAQ 100 E-MINI March 2014 Futures	693	716

Mon Life 2013 SEC	68

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Long/Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2012
Long	46	S&P 500 March 2013 Futures	$16,262	$16,331
Short	(69)	S&P 500 E-MINI March 2013 Futures	(4,857)	(4,774)
Long	3	NASDAQ 100 E-MINI March 2013 Futures	$157	$159

The following tables show the pledged or restricted assets as of December 31, 2013 and 2012, respectively:

	Gross Restricted
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A) Activity	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	$—	$—
b. Collateral held under security lending agreements	322,169	—	—	—	322,169
c. Subject to repurchase agreements	—	—	—	—	—
d. Subject to reverse repurchase agreements	—	—	—	—	—
e. Subject to dollar repurchase agreements	52,930	—	—	—	52,930
f. Subject to dollar reverse repurchase agreements	—	—	—	—	—
g. Placed under option contracts	—	—	—	—	—
h. Letter stock or securities restricted as to sale	—	—	—	—	—
i. On deposit with state(s)	9,184	—	—	—	9,184
j. On deposit with other regulatory bodies	—	—	—	—	—
k. Pledged as collateral not captured in other categories	587,282	—	—	—	587,282
l. Other restricted assets - reinsurance	189,895	—	—	—	189,895

m. Total Restricted Assets	$1,161,460	$—	$—	$—	$1,161,460

Mon Life 2013 SEC	69

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Gross Restricted			Percentage
Restricted Asset Category	Total From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	0.00%	0.00%
b. Collateral held under security lending agreements	347,440	(25,271)	322,169	1.01	1.01
c. Subject to repurchase agreements	—	—	—	0.00	0.00
d. Subject to reverse repurchase agreements	—	—	—	0.00	0.00
e. Subject to dollar repurchase agreements	6,422	46,508	52,930	0.17	0.17
f. Subject to dollar reverse repurchase agreements	—	—	—	0.00	0.00
g. Placed under option contracts	—	—	—	0.00	0.00
h. Letter stock or securities restricted as to sale	—	—	—	0.00	0.00
i. On deposit with state(s)	10,498	(1,314)	9,184	0.03	0.03
j. On deposit with other regulatory bodies	—	—	—	0.00	0.00
k. Pledged as collateral not captured in other categories	1,346,969	(759,687)	587,282	1.84	1.84
l. Other restricted assets - reinsurance	200,281	(10,386)	189,895	0.60	0.60

m. Total Restricted Assets	$1,911,610	$(750,150)	$1,161,460	3.65%	3.65%

Assets pledged as collateral not captured in other categories includes the following:

Invested assets with a carrying value of $15,185 and $14,443 pledged in conjunction with derivative transactions as of December 31, 2013 and 2012, respectively.

Mon Life 2013 SEC	70

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Invested assets with a carrying amount of $572,097 and $1,332,526 pledged in conjunction with funding agreement transactions as of December 31, 2013 and 2012, respectively.

6. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2013	2012	2011
Direct premiums	$2,068,373	$1,867,885	$1,794,666
Reinsurance assumed—non affiliates	131,992	178,530	190,059
Reinsurance assumed—affiliates	25,047	28,940	22,874
Reinsurance ceded—non affiliates	(62,896)	(61,142)	(61,076)
Reinsurance ceded—affiliates	(456,039)	(492,496)	(543,301)

Net premiums earned	$1,706,477	$1,521,717	$1,403,222

The Company received reinsurance recoveries in the amount of $405,026, $450,571 and $455,081 during 2013, 2012 and 2011, respectively. At December 31, 2013 and 2012, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $28,006 and $27,288, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2013 and 2012 of $6,610,550 and $8,221,493, respectively, of which $6,523,603 and $8,112,442, respectively, were ceded to affiliates.

At December 31, 2013 and 2012, amounts recoverable from unaffiliated unauthorized reinsurers totaled $2,885 and $3,590, respectively, and reserve credits for reinsurance ceded totaled $10,367 and $13,406, respectively. The reinsurers hold collateral under these reinsurance agreements in the form of trust agreements totaling $19,539 and $18,269 at December 31, 2013 and 2012, respectively, that can be drawn on for amounts that remain unpaid for more than 120 days. There would be no reduction in surplus at December 31, 2013 if all reinsurance agreements were cancelled.

Mon Life 2013 SEC	71

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

During 2013, the Company did not enter into any new reinsurance agreements in which a reserve credit was taken.

Effective September 30, 2012, the Company agreed to amend and restate the indemnity reinsurance treaty originally effective October 1, 2009 with MLIC Re, Inc., an affiliate. The amended and restated treaty now includes an experience refund mechanism and a revised schedule of coinsurance reserves. The Company received consideration of $425,000, paid a treaty settlement equal to the change in modified coinsurance reserves of $497,500 and increased ceded coinsurance reserves by $497,500 resulting in a pre-tax gain of $425,000 ($276,250 net of tax) which has been credited directly to unassigned surplus on a net of tax basis.

On April 26, 2011, Aegon N.V. announced the divestiture of its life reinsurance operations, Transamerica Reinsurance, to SCOR SE (SCOR), a Societas Europaea organized under the laws of France, which was effective August 9, 2011. The life reinsurance business conducted by Transamerica Reinsurance was written through several of Aegon N.V.’s U.S. and international affiliates, all of which remain Aegon N.V. affiliates following the closing, except for Transamerica International Reinsurance Ireland, Limited (TIRI), an Irish reinsurance company. In preparation of the disposition of the life reinsurance business to SCOR, during the second quarter of 2011, the Company, as well as other affiliated life insurance companies, recaptured certain business that had been reinsured to TIRI, subsequently ceding the majority of the business recaptured to Transamerica International Re (Bermuda) Ltd. (TIRe), an affiliate. As a result of these transactions, the net impact to the Company was a pre-tax loss of $20,567 which was included in the statement of operations, and a net of tax gain of $15,885 which was credited directly to unassigned surplus. These amounts include current year amortization of previously deferred gains, as well as releases of previously deferred gains from unassigned surplus into earnings. Additional information surrounding these transactions is outlined below.

Effective April 1, 2011, the Company recaptured the life, military universal life, final settlement and Korean accidental death business that was previously reinsured on a coinsurance and a coinsurance funds withheld basis to affiliates. The Company paid recapture consideration of $15,400, received invested assets of $12,200, released the associated funds withheld liability of $2,130, recaptured reserves of $24,805, assumed other assets of $5,248 and released into income a previously deferred unamortized gain resulting from the original transaction in the amount of $60 ($39 after-tax). The resulting pre-tax loss of $20,567 was included in the statement of operations.

Subsequently, effective April 1, 2011, the Company ceded the life and military universal life business on a coinsurance funds withheld basis to an affiliate. The Company received an initial ceding commission of $12,100, transferred other assets of $4,159, established a funds withheld

Mon Life 2013 SEC	72

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

liability of $4,796 and released reserves of $20,770, resulting in a pre-tax gain of $23,915 ($15,545 on a net of tax basis) which was credited directly to unassigned surplus.

Effective December 31, 2011, the Company recaptured the credit life and credit disability business that was previously reinsured on a coinsurance funds withheld basis to an unaffiliated party. The Company released the associated funds withheld liability of $2,428, recaptured reserves of $4,466 and exchanged no consideration resulting in a pre-tax loss of $2,038 which was included in the statement of operations.

Subsequently, December 31, 2011, the Company ceded that credit life and credit disability business, as well as additional in force business written and assumed by the Company as well as all new policies issued thereafter, on a coinsurance funds withheld basis to an affiliate. The Company established a funds withheld liability of $19,980, released reserves of $39,420 and exchanged no consideration resulting in a pre-tax gain of $19,440 ($12,637 after-tax) which was credited directly to unassigned surplus on a net of tax basis.

Effective September 30, 2011, the Company recaptured the term life business previously coinsured to an affiliate. Also effective September 30, 2011, the same block of business was recaptured by an affiliate, from which it had been assumed. The Company recaptured reserves of $402,985, released reserves of the same amount and released into income a previously deferred unamortized gain resulting from the original cession of the business to an affiliate in the amount of $421,601 ($274,041 net of tax) resulting in a pre-tax gain of $421,601 was included in the statement of operations.

The Company entered into an assumption reinsurance transaction with TLIC effective September 30, 2008. TLIC was the issuer of a series of corporate-owned life insurance policies issued to Life Investors Insurance Company of America (LIICA), an affiliate. The assumption reinsurance transaction resulted in the Company assuming all liabilities of TLIC arising under these policies. The Company assumed reserves of $138,025 and received consideration of $125,828. The Company recorded $12,197 of goodwill related to this transaction. The Company amortized $1,130 and $1,073 of this balance during 2012 and 2011, respectively.

During 2013, 2012 and 2011, the Company amortized deferred gains from reinsurance transactions of $63,742, $68,733 and $59,795, respectively, into earnings on a net of tax basis with a corresponding charge to unassigned surplus.

Mon Life 2013 SEC	73

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Income Taxes

The net deferred income tax asset at December 31, 2013 and 2012 and the change from the prior year are comprised of the following components:

		December 31, 2013
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$349,840	$137,099	$486,939
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	349,840	137,099	486,939
Deferred Tax Assets Nonadmitted	187,165	15,215	202,380

Subtotal (Net Deferred Tax Assets)	162,675	121,884	284,559
Deferred Tax Liabilities	64,832	57,016	121,848

Net Admitted Deferred Tax Assets	$97,843	$64,868	$162,711

		December 31, 2012
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$345,565	$167,073	$512,638
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	345,565	167,073	512,638
Deferred Tax Assets Nonadmitted	202,027	14,941	216,968

Subtotal (Net Deferred Tax Assets)	143,538	152,132	295,670
Deferred Tax Liabilities	39,461	56,277	95,738

Net Admitted Deferred Tax Assets	$104,077	$95,855	$199,932

	Ordinary	Change Capital	Total
Gross Deferred Tax Assets	$4,275	$(29,974)	$(25,699)
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	4,275	(29,974)	(25,699)
Deferred Tax Assets Nonadmitted	(14,862)	274	(14,588)

Subtotal (Net Deferred Tax Assets)	19,137	(30,248)	(11,111)
Deferred Tax Liabilities	25,371	739	26,110

Net Admitted Deferred Tax Assets	$(6,234)	$(30,987)	$(37,221)

Mon Life 2013 SEC	74

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2013	2012	Change
Ordinary
Policyholder reserves	$206,923	$196,726	$10,197
Investments	15,714	12,069	3,645
Deferred acquisition costs	108,377	113,728	(5,351)
Compensation and benefits accrual	308	1,432	(1,124)
Receivables—nonadmitted	13,879	16,270	(2,391)
Section 197 Intangible Amortization	570	629	(59)
Corporate Provision	105	202	(97)
Other (including items <5% of ordinary tax assets)	3,964	4,509	(545)

Subtotal	349,840	345,565	4,275
Nonadmitted	187,165	202,027	(14,862)

Admitted ordinary deferred tax assets	162,675	143,538	19,137
Capital:
Investments	137,099	167,073	(29,974)

Subtotal	137,099	167,073	(29,974)
Statutory valuation allowance adjustment	—	—	—
Nonadmitted	15,215	14,941	274

Admitted capital deferred tax assets	121,884	152,132	(30,248)

Admitted deferred tax assets	$284,559	$295,670	$(11,111)

Mon Life 2013 SEC	75

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	Change
Deferred Tax Liabilities:
Ordinary
Investments	$46,938	$18,864	$28,074
§807(f) adjustment	10,617	12,766	(2,149)
Reinsurance ceded.	2,304	2,896	(592)
Intercompany gain amortization	4,601	4,754	(153)
Other (including items <5% of total ordinary tax liabilities)	372	181	191

Subtotal	64,832	39,461	25,371
Capital
Investments	57,016	56,277	739

Subtotal	57,016	56,277	739

Deferred tax liabilities	121,848	95,738	26,110

Net deferred tax assets/liabilities	$162,711	$199,932	$(37,221)

As discussed in Note 1, for the years ended December 31, 2013 and 2012 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

	December 31, 2013
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$97,843	$44,058	$141,901
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	20,810	20,810
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	20,810	20,810
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	120,297
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	64,832	57,016	121,848

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$162,675	$121,884	$284,559

Mon Life 2013 SEC	76

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

		December 31, 2012
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$104,077	$95,855	$199,932
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	—	—
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	—	—
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	107,057
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	39,461	56,277	95,738

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) +2(c))	$143,538	$152,132	$295,670

	Ordinary	Change Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$(6,234)	$(51,797)	$(58,031)
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	20,810	20,810
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	20,810	20,810
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	13,240
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	25,371	739	26,110

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$19,137	$(30,248)	$(11,111)

Mon Life 2013 SEC	77

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	December 31
	2013	2012	Change
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount	578%	564%	14%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 above	$801,931	$603,615	$198,316

The impact of tax planning strategies at December 31, 2013 and 2012 was as follows:

		December 31, 2013
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$349,840	$137,099	$486,939
(% of Total Adjusted Gross DTAs)	0%	58%	16%

Net Admitted Adjusted Gross DTAs	$162,675	$121,884	$284,559
(% of Total Net Admitted Adjusted Gross DTAs)	0%	17%	7%

		December 31, 2012
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$345,565	$167,073	$512,638
(% of Total Adjusted Gross DTAs)	0%	23%	7%

Net Admitted Adjusted Gross DTAs	$143,538	$152,132	$295,670
(% of Total Net Admitted Adjusted Gross DTAs)	0%	0%	0%

Mon Life 2013 SEC	78

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Ordinary Percent	Change Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$4,275	$(29,974)	$(25,699)
(% of Total Adjusted Gross DTAs)	0%	35%	9%

Net Admitted Adjusted Gross DTAs	$19,137	$(30,248)	$(11,111)
(% of Total Net Admitted Adjusted Gross DTAs)	0%	17%	7%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2013	2012	Change
Current Income Tax
Federal	$23,987	$103,095	$(79,108)

Subtotal	23,987	103,095	(79,108)

Federal income tax on net capital gains	(35,916)	128,376	(164,292)

Federal and foreign income taxes incurred	$(11,929)	$231,471	$(243,400)

	Year Ended December 31
	2012	2011	Change
Current Income Tax
Federal	$103,095	$31,580	$71,515

Subtotal	103,095	31,580	71,515

Federal income tax on net capital gains	128,376	(24,360)	152,736

Federal and foreign income taxes incurred	$231,471	$7,220	$224,251

	Year Ended December 31
	2011	2010	Change
Current Income Tax
Federal	$31,580	$39,987	$(8,407)

Subtotal	31,580	39,987	(8,407)

Federal income tax on net capital gains	(24,360)	28,435	(52,795)

Federal and foreign income taxes incurred	$7,220	$68,422	$(61,202)

Mon Life 2013 SEC	79

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company did not report a valuation allowance for deferred income tax assets as of December 31, 2013 or 2012.

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35% to income before tax as follows:

	Year Ended December 31
	2013	2012	2011
Current income taxes incurred	$(11,929)	$231,472	$7,220
Change in deferred income taxes	(10,470)	(823)	(218,165)
(without tax on unrealized gains and losses)

Total income tax reported	$(22,399)	$230,649	$(210,945)

Income before taxes	$107,663	$591,395	$442,849
	35.00%	35.00%	35.00%

Expected income tax expense (benefit) at 35% statutory rate	$37,682	$206,988	$154,997
Increase (decrease) in actual tax reported resulting from:
Dividends received deduction	(3,157)	(3,847)	(4,257)
Tax credits	(18,501)	(21,244)	(24,476)
Tax-exempt Income	(8)	(6)	(182)
Tax adjustment for IMR	(5,450)	(3,860)	(1,544)
Surplus adjustment for in-force ceded	(22,310)	72,631	(112,555)
Nondeductible expenses	694	766	483
Deferred tax benefit on other items in surplus	(3,209)	(7,569)	(17,505)
Provision to return	357	(2,625)	9,962
Life-owned life insurance	(876)	(856)	(835)
Dividends from certain foreign corporations	319	423	329
Prior period adjustment	(8,973)	(5,876)	(23,612)
Pre-tax income of SMLLC’s	—	(4,441)	(2,550)
Change in basis due to corporate restructuring	—	—	(185,900)
Other	1,033	165	(3,300)

Total income tax reported	$(22,399)	$230,649	$(210,945)

For federal income tax purposes, the Company joins in a consolidated income tax return filing with its indirect parent company, Transamerica Corporation, and other affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax

Mon Life 2013 SEC	80

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not yet been filed for 2013.

As of December 31, 2013 and 2012, the Company had no operating loss or tax credit carryforwards available for tax purposes. The Company did not have a capital loss carryforward at December 31, 2013 and 2012.

The Company incurred income taxes during 2013, 2012 and 2011 of $19,577, $224,089, and $14,014, respectively, which will be available for recoupment in the event of future net losses.

The amount of tax contingencies calculated for the Company as of December 31, 2013 and 2012 is $194 and $198, respectively. The total amount of tax contingencies that, if recognized, would affect the effective income tax rate is $194. The Company classifies interest and penalties related to income taxes as income tax expense. The Company’s interest (benefit) expense related to income taxes for the years ending December 31, 2013, 2012 and 2011 is $(525), $766 and $(136), respectively. The total interest payable balance as of December 31, 2013 and 2012 is $8 and $9, respectively. The Company recorded no liability for penalties. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within twelve months of the reporting date.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2004. The examination for the years 2005 through 2006 have been completed and resulted in tax return adjustments that are currently undergoing final calculation at appeal. The examination for the years 2007 through 2008 has been completed and resulted in tax return adjustments that are currently being appealed. An examination is already in progress for the years 2009 and 2010. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

8. Policy and Contract Attributes

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 1% of ordinary life insurance in force at December 31, 2013 and 2012.

Mon Life 2013 SEC	81

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

For the years ended December 31, 2013, 2012 and 2011, premiums for participating life insurance policies were $1,185, $1,232 and $1,298, respectively. The Company accounts for its policyholder dividends based on dividend scales and experience of the policies. The Company paid dividends in the amount of $1,259, $1,279 and $1,342 to policyholders during 2013, 2012 and 2011, respectively, and did not allocate any additional income to such policyholders.

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31, 2013
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$28,645	$20,697	$—	$49,342	0%
At book value less surrender charge of 5% or more	13,831	—	—	13,831	0
At fair value	74	—	14,304,849	14,304,923	60

Total with adjustment or at fair value	42,550	20,697	14,304,849	14,368,096	60
At book value without adjustment
(minimal or no charge or adjustment)	3,867,503	—	—	3,867,503	16
Not subject to discretionary withdrawal	5,415,525	78,682	63,097	5,557,304	24

Total annuity reserves and deposit liabilities	9,325,578	99,379	14,367,946	23,792,903	100%

Less reinsurance ceded	5,017,441	—	—	5,017,441

Net annuity reserves and deposit liabilities	$4,308,137	$99,379	$14,367,946	$18,775,462

Mon Life 2013 SEC	82

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	December 31, 2012
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$42,069	$23,609	$—	$65,678	0%
At book value less surrender charge of 5% or more	22,755	—	—	22,755	0
At fair value	111	—	12,400,461	12,400,572	52

Total with adjustment or at fair value	64,935	23,609	12,400,461	12,489,005	52
At book value without adjustment
(minimal or no charge or adjustment)	4,276,647	—	—	4,276,647	18
Not subject to discretionary withdrawal	6,934,154	170,007	54,778	7,158,939	30

Total annuity reserves and deposit liabilities	11,275,736	193,616	12,455,239	23,924,591	100%

Less reinsurance ceded	6,637,964	—	—	6,637,964

Net annuity reserves and deposit liabilities	$4,637,772	$193,616	$12,455,239	$17,286,627

Included in the liability for deposit-type contracts at December 31, 2013 and 2012 are approximately $53,121 and $52,574, respectively, of funding agreements issued to special purpose entities in conjunction with non-recourse medium-term note programs. Under these programs, the proceeds from each note series issuance are used to purchase a funding agreement from the Company which secures that particular series of notes. In general, the payment terms of the note series match the payment terms of the funding agreement that secures that series. Claims for the principal and interest for these funding agreements are afforded equal priority as other policyholders.

At December 31, 2013 the contractual maturities were as follows:

Year	Amount
2014	$—
2015	—
2016	—
2017	—
Thereafter	53,121

The Company’s liability for deposit-type contracts includes GIC’s and Funding Agreements assumed from Transamerica Life Insurance Company, an affiliate. The liabilities assumed are $900,065 and $900,084 at December 31, 2013 and 2012, respectively.

Mon Life 2013 SEC	83

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Certain separate and variable accounts held by the Company represent funds for which the benefit is determined by the performance and/or fair value of the investments held in the separate account. The assets and the liabilities of these are carried at fair value. These variable annuities generally provide an additional minimum guaranteed death benefit. Some variable annuities also provide a minimum guaranteed income benefit. The Company’s Guaranteed Indexed separate accounts provide customers a return based on the total performance of a specified financial index plus an enhancement. Hedging instruments that return the chosen index are purchased by the Company and held within the separate account. The assets in the accounts, carried at fair value, consist primarily of long-term bonds. Information regarding the separate accounts of the Company are as follows:

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2013	$—	$132	$569,801	$569,933

Reserves for separate accounts as of December 31, 2013 with assets at fair value	$78,682	$20,697	$14,377,033	$14,476,412

Total	$78,682	$20,697	$14,377,033	$14,476,412

Reserves by withdrawal characteristics as of December 31, 2013:
With fair value adjustment	$78,682	$20,697	$—	$99,379
At fair value	—	—	14,313,937	14,313,937
Not subject to discretionary withdrawal	—	—	63,096	63,096

Total separate account liabilities at December 31, 2013	$78,682	$20,697	$14,377,033	$14,476,412

Mon Life 2013 SEC	84

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2012	$—	$120	$466,200	$466,320

Reserves for separate accounts as of December 31, 2012 with assets at fair value	$170,007	$23,609	$12,462,862	$12,656,478

Total as of December 31, 2012	$170,007	$23,609	$12,462,862	$12,656,478

Reserves by withdrawal characteristics as of December 31, 2012:
With fair value adjustment	$170,007	$23,609	$—	$193,616
At fair value	—	—	12,408,084	12,408,084
Not subject to discretionary withdrawal	—	—	54,778	54,778

Total separate account liabilities at December 31, 2012	$170,007	$23,609	$12,462,862	$12,656,478

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2011	$—	$107	$402,748	$402,855

Reserves for separate accounts as of December 31, 2011 with assets at fair value	$170,658	$25,929	$11,260,745	$11,457,332

Total as of December 31, 2011	$170,658	$25,929	$11,260,745	$11,457,332

Reserves by withdrawal characteristics as of December 31, 2011:
With fair value adjustment	$170,658	$25,929	$—	$196,587
At fair value	—	—	11,203,196	11,203,196
Not subject to discretionary withdrawal	$—	—	57,549	57,549

Total separate account liabilities at December 31, 2011	$170,658	$25,929	$11,260,745	$11,457,332

Mon Life 2013 SEC	85

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2013	2012	2011
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$569,933	$466,321	$402,855
Transfers from separate accounts	(888,332)	(656,788)	(540,288)

Net transfers from separate accounts	(318,399)	(190,467)	(137,433)
Miscellaneous reconciling adjustments	5,606	1,087	763

Net transfers as reported in the statement of operations of the life, accident and health annual statement	$(312,793)	$(189,380)	$(136,670)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2013 and 2012, the Company’s separate account statement included legally insulated assets of $14,524,270 and $12,530,256, respectively. The assets legally insulated from general account claims at December 31, 2013 and 2012 are attributed to the following products:

Product	2013	2012
Variable annuities	$12,390,614	10,609,856
Group annuities	1,993,324	1,715,754
Modified separate account	131,244	197,024
Variable life	9,088	7,623

Total separate account assets	$14,524,270	$12,530,256

The Company does not participate in securities lending transactions within the separate account.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with Actuarial Guideline XLIII (AG 43), which replaces Actuarial Guidelines 34 and 39. AG 43 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The AG 43 reserve calculation includes variable annuity products issued after January 1, 1981. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate

Mon Life 2013 SEC	86

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

reserve for contracts falling within the scope of AG 43 is equal to the conditional tail expectation (CTE) Amount, but not less than the standard scenario amount (SSA).

To determine the CTE Amount, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) produced in October 2005 and prudent estimate assumptions based on company experience. The SSA was determined using the assumptions and methodology prescribed in AG 43 for determining the SSA.

At December 31, 2013 and 2012, the Company had variable and separate account annuities with minimum guaranteed benefits as follows:

Benefit and Type of Risk	Subjected Account Value	Amount of Reserve Held	Reinsurance Reserve Credit
December 31, 2013
Minimum guaranteed death benefit	$7,417,616	$2,889	$—
Minimum guaranteed income benefit	11,336	1,018	—
Minimum guaranteed withdrawal benefit	160,497	—	—
December 31, 2012
Minimum guaranteed death benefit	$6,541,811	$3,495	$—
Minimum guaranteed income benefit	9,960	1,602	—
Minimum guaranteed withdrawal benefit	102,022	—	—

The Company offers variable and separate account annuities with minimum guaranteed benefits. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. As of December 31, 2013 and 2012, the general account of the Company had a maximum guarantee for separate account liabilities of $107,007 and $170,007, respectively. To compensate the general account for the risk taken, the separate account paid risk charges of $1,392, $545 and $104 to the general account in 2013, 2012 and 2011, respectively. During the years ended December 31, 2013, 2012 and 2011, the general account of the Company had paid $501, $239 and $613, respectively, toward separate account guarantees.

Mon Life 2013 SEC	87

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Reserves on the Company’s traditional life insurance products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policies’s paid-through date to the policy’s next anniversary date. At December 31, 2013 and 2012, the gross premium and loading amounts related to these assets (which are reported as premiums deferred and uncollected), are as follows:

	Gross	Loading	Net
December 31, 2013
Life and annuity:
Ordinary direct first year business	$16,769	$12,176	$4,593
Ordinary direct renewal business	194,579	51,318	143,261
Group life direct business	13,030	3,386	9,644
Credit direct business	440	—	440
Reinsurance ceded	(20,766)	—	(20,766)

Total life and annuity	204,052	66,880	137,172
Accident and health:
Direct	35,888	—	35,888
Reinsurance assumed	6,714	—	6,714
Reinsurance ceded	(1,645)	—	(1,645)

Total accident and health	40,957	—	40,957

	$245,009	$66,880	$178,129

	Gross	Loading	Net
December 31, 2012
Life and annuity:
Ordinary direct first year business	$17,360	$12,774	$4,586
Ordinary direct renewal business	201,276	53,166	148,110
Group life direct business	14,508	3,775	10,733
Credit direct business	508	—	508
Reinsurance ceded	(19,565)	—	(19,565)

Total life and annuity	214,087	69,715	144,372
Accident and health:
Direct	47,336	—	47,336
Reinsurance assumed	11,786	—	11,786
Reinsurance ceded	(2,076)	—	(2,076)

Total accident and health	57,046	—	57,046

	$271,133	$69,715	$201,418

Mon Life 2013 SEC	88

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Health Contracts. At December 31, 2013 and 2012, the Company established a premium deficiency reserve of $117,300 and $0, respectively.

At December 31, 2013 and 2012, the Company had insurance in force aggregating $4,156,319 and $4,262,496, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $50,445 and $42,640 to cover these deficiencies at December 31, 2013 and 2012, respectively.

The Company’s primary method utilized to estimate premium adjustments for contracts subject to redetermination is to review experience periodically and to adjust premiums for differences between the experience anticipated at the time of redetermination and that underlying the original premiums. The Company has not limited its degree of discretion contractually; however, in some states it has agreed not to raise premiums in order to recoup past losses. The Company forgoes premium changes on existing policies at its option if the administrative cost and other business issues associated with the change outweigh the direct financial impact of the change. Also, the Company has extra-contractually guaranteed the current premium scale for certain policies.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2013 and 2012 was $2,367 and $2,096, respectively.

9. Capital and Surplus

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its stockholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of statutory surplus as of the preceding December 31, or (b) statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the Company can make a dividend payment of up to $178,225 without the prior approval of insurance regulatory authorities in 2014.

The Company paid an ordinary common stock dividend of $118,422 and $16,578 to its parent companies, CGC and Aegon, respectively, on December 26, 2013. The Company reported a contribution receivable from parent companies of $135,000 at December 31, 2013. Capital

Mon Life 2013 SEC	89

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

contributions of $118,422 and $16,578 were received from CGC and Aegon, respectively, on February 14, 2014. The Company paid a capital contribution of $368 to its subsidiary, Aegon Direct Marketing Services, Inc., on December 31, 2013.

The Company paid an ordinary common stock dividend of $394,560 and $55,440 to its parent companies, CGC and Aegon, respectively, on December 21, 2012. The Company paid a capital contribution of $368 to its subsidiary, Aegon Direct Marketing Services, Inc., on December 31, 2012.

On December 23, 2011, the Company paid a common stock dividend of $300,000 to its parent companies. Of this amount, $117,400 was an ordinary cash dividend and $182,600 was an extraordinary cash dividend. CGC received $263,100 and Aegon received $36,900.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on the various risk factors related to it. At December 31, 2013, the Company meets the minimum RBC requirements.

The Company has two classes of common stock, Class A and Class B. Each outstanding share of Class A is entitled to four votes for any matter submitted to a vote at a meeting of stockholders, whereas each outstanding share of Class B is entitled to on such vote.

On December 23, 2004, the Company received $117,168 from CGDC and $42,832 from Aegon, both affiliates, in exchange for surplus notes. Prior to the merger discussed in Note 1, CGDC dividended the Company’s surplus notes to its direct shareholders in the amount of $102,734 to CGC and $14,434 to Aegon. These notes are due 20 years from the date of issuance at an interest rate of 6% and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. The Company received approval from the Insurance Division, Department of Commerce, of the State of Iowa prior to paying quarterly interest payments.

Mon Life 2013 SEC	90

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Additional information related to the surplus notes at December 31, 2013 and 2012 is as follows:

For Year Ending	Balance Outstanding	Interest Paid Current Year	Cumulative Interest Paid	Accrued Interest
2013
CGC	$102,734	$6,164	$61,695	$514
AEGON	57,266	3,436	24,918	286

Total	$160,000	$9,600	$86,613	$800

2012
CGC	$102,734	$6,164	$55,531	$514
AEGON	57,266	3,436	21,483	286

Total	$160,000	$9,600	$77,014	$800

10. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102% of the fair value of the loaned domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government or domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2013 and 2012, respectively, securities in the amount of $310,280 and $333,420 were on loan under securities lending agreements as part of this program. At December 31, 2013, the collateral the Company received from securities lending activities was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $322,142 and $350,162 at December 31, 2013 and 2012, respectively.

Mon Life 2013 SEC	91

Monumental Life Insurance Company

Notes to Financial Statements —  Statutory Basis (continued)

(Dollars in Thousands)

The contractual maturities of the securities lending collateral positions are as follows:

Fair Value
Open	$322,169
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Total	322,169
Securities received	—

Total collateral received	$322,169

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

The maturity dates of the reinvested securities lending collateral are as follows:

	Amortized Cost	Fair Value
Open	$31,493	$31,493
30 days or less	107,759	107,759
31 to 60 days	100,576	100,576
61 to 90 days	61,175	61,175
91 to 120 days	1,516	1,516
121 to 180 days	18,394	18,394
Greater than 3 years	1,296	1,229

Total	322,209	322,142
Securities received	—	—

Total collateral reinvested	$322,209	$322,142

For securities lending, the Company’s sources of cash that it uses to return the cash collateral is dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $322,254 (fair value of $322,142) that are currently tradable securities that could be sold and used to pay for the $322,169 in collateral calls that could come due under a worst-case scenario.

11. Retirement and Compensation Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by Aegon. The Company has no legal obligation for the plan. The Company recognizes pension

Mon Life 2013 SEC	92

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

expense equal to its allocation from Aegon. The pension expense is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits and based upon actuarial participant benefit calculations. The benefits are based on years of service and the employee’s eligible annual compensation. Pension expenses were $4,311, $4,350 and $5,134, for the years ended December 31, 2013, 2012 and 2011, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

The Company’s employees also participate in a defined contribution plan sponsored by Aegon which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to 25% of their salary to the plan. The Company will match an amount up to three percent of the participant’s salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974. Expense related to this plan was $1,219, $1,276 and $1,682, for the years ended December 31, 2013, 2012 and 2011, respectively.

Aegon sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee’s compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, Aegon has established incentive deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2013, 2012 and 2011 was insignificant. Aegon also sponsors an employee stock option plan/stock appreciation rights for employees of the company and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of Aegon and the Company.

In addition to pension benefits, the Company participates in plans sponsored by Aegon that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The postretirement plan expenses are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $1,246, $1,285 and $1,307 related to these plans for the years ended December 31, 2013, 2012 and 2011, respectively.

Mon Life 2013 SEC	93

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

12. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a common cost allocation service arrangement between Aegon companies, in which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with Aegon USA Realty Advisors, Inc. whereby the advisor serves as the administrator and advisor for the Company’s mortgage loan operations. Aegon USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. During 2013, 2012 and 2011, the Company paid $108,918, $100,736 and $47,194, respectively, for these services, which approximates their costs to the affiliates.

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $61, $71 and $64 for the years ended December 31, 2013, 2012 and 2011, respectively.

At December 31, 2013 and 2012, the Company reported a net amount of $30,774 and $32,590 due to parent, subsidiary and affiliated companies, respectively. Terms of settlement require that these amounts be settled within 90 days. Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate. During 2013, 2012 and 2011, the Company paid net interest of $26, $40 and $111, respectively, to affiliates.

The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Aegon/Transamerica Series Trust. The Company received $471, $436 and $385 for these services during 2013, 2012 and 2011, respectively.

The Company had no short-term notes receivable at December 31, 2013 and 2012.

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate. At December 31, 2013 and 2012, the cash surrender value of these policies was $79,733 and $77,229, respectively.

During 1998, TLIC issued life insurance policies to LIICA, covering the lives of certain LIICA employees. As discussed in Note 6—Reinsurance, the Company entered into an assumption reinsurance transaction with TLIC effective September 30, 2008, resulting in the Company assuming all liabilities of TLIC arising under these policies. Accordingly, the Company held

Mon Life 2013 SEC	94

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

aggregate reserves for policies and contracts related to these policies of $161,384 and $156,981 at December 31, 2013 and 2012, respectively.

13. Managing General Agents

The Company utilizes managing general agents and third-party administrators in its operation. Information regarding these entities for the year ended December 31, 2013 is as follows:

Name and Address of Managing General Agent or Third-Party Administrator	FEIN	Exclusive Contract	Types of Business Written	Types of Authority Granted	Total Direct Premiums Written/ Produced By
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	23-1945930	No	Deferred and Income Annuities	C, B, P, U	$522,058
Gallagher Bollinger, Inc. 101 JFK Parkway Short Hills, NJ 07078	22-0781130	No	Group A&H, Life	C, CA, P, U	91,233
All Other TPA Premiums					184

Total					$613,475

C-	Claims Payment
CA-	Claims Adjustment
B-	Binding Authority
P-	Premium Collection
U-	Underwriting

For years ended December 31, 2013, 2012 and 2011, the Company had $522,058, $422,874 and $345,517, respectively, of direct premiums written by The Vanguard Group, Inc. For years ended December 31, 2013, 2012 and 2011, the Company had $91,233, $93,480 and $104,706, respectively, of direct premiums written by Gallagher Bollinger, Inc. For years ended December 31, 2013, 2012 and 2011, the Company had $184, $146 and $576, respectively, of direct premiums written by all other managing general agents.

14. Commitments and Contingencies

The Company has issued synthetic GIC contracts to benefit plan sponsors on assets totaling $59,317,033 and $58,306,775 as of December 31, 2013 and 2012, respectively. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In

Mon Life 2013 SEC	95

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. A contract reserve has been established for the possibility of unexpected benefit payments at below market interest rates of $127 and $1,612 at December 31, 2013 and 2012, respectively.

At December 31, 2013 and 2012, the Company has no mortgage loan commitments. At December 31, 2011, the Company had mortgage loan commitments of $4,160. The Company has contingent commitments of $42,822 and $46,975 at December 31, 2013 and 2012, respectively, to provide additional funding for various joint ventures, partnerships and limited liability companies, which includes LIHTC commitments of $2,032 and $7,640, respectively.

At December 31, 2013 and 2012, the Company has private placement commitments outstanding of $24,000 and $0, respectively.

At December 31, 2013 and 2012, no securities were acquired (sold) on a “to be announced” (TBA) basis.

The Company may pledge assets as collateral for derivative transactions. At December 31, 2013 and 2012, the Company has pledged invested assets with a carrying value of $15,185 and $14,443, respectively, and fair value of $15,853 and $17,892, respectively, in conjunction with these transactions.

Cash collateral received from derivative counterparties as well as the obligation to return the collateral is recorded on the Company’s balance sheet. The amount of cash collateral posted as of December 31, 2013 and 2012, respectively, was $149,006 and $213,917. In addition, securities in the amount of $206,338 and $224,372 were posted to the Company as of December 31, 2013 and 2012, respectively, which were not included on the balance sheet of the Company as the Company does not have the ability to sell or repledge the collateral. A portion of the cash collateral received by the Company has been reposted as collateral to other counterparties. The amount of cash collateral reposted was $0 and $2,580 as of December 31, 2013 and 2012, respectively.

The Company may pledge assets as collateral for transactions involving funding agreements. At December 31, 2013 and 2012, the Company has pledged invested assets with a carrying amount

Mon Life 2013 SEC	96

Monumental Life Insurance Company

Notes to Financial Statements —  Statutory Basis (continued)

(Dollars in Thousands)

of $14,780 and $245,905 respectively, and fair value of $14,564 and $276,565 respectively, in conjunction with these transactions.

The Company has provided back-stop guarantees for the performance of non-insurance affiliates or subsidiaries that are involved in the guaranteed sale of investments in low-income housing tax credit partnerships. The nature of the obligation is to provide third party investors with a minimum guaranteed annual and cumulative return on their contributed capital which is based on tax credits and tax losses generated from the low income housing tax credit partnerships. Guarantee payments arise if low income housing tax credit partnerships experience unexpected significant decreases in tax credits and tax losses or there are compliance issues with the partnerships. A significant portion of the remaining term of the guarantees is between 13-21 years. In accordance with SSAP No. 5R, the Company did not recognize a liability for the low income housing tax credit since the amount is considered immaterial to the Company’s financial results. The maximum potential amount of future payments (undiscounted) that the Company could be required to make under these guarantees was $173 and $245 at December 31, 2013 and 2012, respectively. No payments are required as of December 31, 2013. The current assessment of risk of making payments under these guarantees is remote.

The following table provides an aggregate compilation of guarantee obligations as of December 31, 2013 and 2012:

	December 31
	2013	2012
Aggregate maximum potential of future payments of all guarantees (undiscounted)	$173	$245

Current liability recognized in financial statements:
Noncontingent liabilities	$—	$—

Contingent liabilities	$—	$—

Ultimate financial statement impact if action required:
Other	$173	$245

Total impact if action required	$173	$245

The Company has issued funding agreements to FHLB, and the funds received are reported as deposit-type liabilities per SSAP No. 52, Deposit-Type Contracts. Total reserves are equal to the funding agreements balance. These funding agreements are used for investment spread management purposes and are subject to the same asset/liability management practices as other deposit-type business. All of the funding agreements issued to FHLB are classified in the general account as it is a general obligation of the Company. Collateral is required by FHLB to support repayment of the funding agreements. In addition, FHLB requires their common stock to be purchased.

Mon Life 2013 SEC	97

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012
FHLB stock purchased/owned as part of the agreement	$26,000	$27,800
Collateral pledged to the FHLB	557,317	1,086,622
Borrowing capacity currently available	897,824	560,000
Agreement General Account
Assets	1,742,275	1,690,805
Liabilities	1,300,000	1,300,130

The Company has provided guarantees for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. The guarantees made by the Company are specific to each structured settlement contract and vary in date and duration of the obligation. These are numerous and are backed by the reserves established by the Company to represent the present value of the future payments for those contracts. The statutory reserve established at December 31, 2012 for the total payout block is $2,383,901. As this reserve is already recorded on the balance sheet of the Company, there was no additional liability recorded due to the adoption of SSAP No. 5R.

The Company is a party to legal proceedings involving a variety of issues incidental to its business, including class actions. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

In addition, the insurance industry has increasingly and routinely been the subject of litigation, investigations, regulatory activity and challenges by various governmental and enforcement authorities and policyholder advocate groups concerning certain practices. For example, unclaimed property administrators and state insurance regulators are performing unclaimed property examinations of the life insurance industry in the U.S., including the Company. These are in some cases multi-state examinations that include the collective action of many of the states. Additionally, some states are conducting separate examinations or instituting separate enforcement actions in regard to unclaimed property laws and related claims practices. As other insurers in the United States have done, the Company identified certain additional internal processes that it has implemented or is in the process of implementing. As of December 31, 2013 and 2012, the Company’s reserves related to this matter were $45,219 and $10,297, respectively.

Mon Life 2013 SEC	98

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Also, various major insurers in the U.S. have entered into settlements with insurance regulators recently regarding claims settlement practices. Certain examinations are still ongoing.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $2,212 and $3,395 and an offsetting premium tax benefit of $847 and $1,347 at December 31, 2013 and 2012, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense (benefit) was $990, $(2,874) and $(8,063), at December 31, 2013, 2012 and 2011, respectively.

15. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

Municipal repurchase agreements require a minimum of 95% of the fair value of the securities transferred to be maintained as collateral. At December 31, 2013 and 2012, the Company had no recorded liabilities for municipal repurchase agreements.

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2013 and 2012, the Company had dollar repurchase agreements outstanding in the amount of $52,930 and $5,825, respectively. The Company had an outstanding liability for borrowed money in the amount $53,453 and $6,222 at December 31, 2013 and 2012, respectively due to participation in dollar repurchase agreements which includes accrued interest.

Mon Life 2013 SEC	99

Monumental Life Insurance Company

Notes to Financial Statements —  Statutory Basis (continued)

(Dollars in Thousands)

The contractual maturities of dollar repurchase agreements are as follows:

Fair Value
Open	$53,266
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Total	53,266
Securities received	—

Total collateral received	$53,266

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2013 and reacquired within 30 days of the sale date are:

	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Gain/(Loss)
Bonds:
NAIC 6	1	$36	$72	$3

16. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). With the exception of the Affordable Care Act annual fee described below, the Company has not identified any Type I or Type II subsequent events for the year ended December 31, 2013 through the date the financial statements are issued.

On January 1, 2014, the Company will be subject to an annual fee under section 9010 of the Affordable Care Act (ACA). This annual fee will be allocated to individual health insurers based on the ratio of the amount of the entity’s net premiums written during the preceding calendar year to the amount of health insurance for any U.S. health risk that is written during the preceding calendar year. A health insurance entity’s portion of the annual fee becomes payable once the entity provides health insurance for any U.S. health risk for each calendar year beginning on or after January 1, 2014. As of December 31, 2013, the Company has written health insurance

Mon Life 2013 SEC	100

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

subject to the ACA assessment, expects to conduct health insurance business in 2014, and estimates their portion of the annual health insurance industry fee to be payable on September 30, 2014 to be $1,381. This assessment is not expected to have a material impact on risk based capital in 2014.

Mon Life 2013 SEC	101

Statutory-Basis

Financial Statement Schedules

Mon Life 2013 SEC

Monumental Life Insurance Company

Summary of Investments – Other Than Investments in Related Parties

(Dollars in Thousands)

December 31, 2013

Schedule I

Type of Investment	Cost (1)	Market Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$702,488	$698,416	$702,757
States, municipalities and political subdivisions	365,585	397,439	365,585
Foreign governments	196,331	188,850	192,500
Hybrid Securities	654,097	582,931	654,097
All other corporate bonds	10,453,434	11,052,424	10,409,860
Redeemable preferred stocks	9,541	8,955	9,541

Total fixed maturities	12,381,476	12,929,015	12,334,340
Equity securities
Common stocks:
Industrial, miscellaneous and all other	44,500	45,669	45,669

Total equity securities	44,500	45,669	45,669
Mortgage loans on real estate	1,692,860		1,692,860
Real estate	7,285		7,285
Policy loans	470,549		470,549
Other long-term investments	336,388		336,388
Securities Lending	322,209		322,209
Cash, cash equivalents and short-term investments	558,923		558,923

Total investments	$15,814,190		$15,768,223

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual discounts.
(2)	United States government and corporate bonds of $71,375 are held at fair value rather than amortized cost due to having an NAIC 6 rating.

Mon Life 2013 SEC	102

Monumental Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

December 31, 2013

Schedule III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*
Year ended December 31, 2013
Individual life	$5,234,408	$—	$105,825	$400,933	$285,191	$249,758	$301,105
Individual health	616,993	24,181	43,741	163,907	30,895	221,766	83,668
Group life and health	643,125	30,939	88,494	440,210	34,434	271,048	175,801
Annuity	3,425,826	—	68	701,427	378,809	1,128,645	(144,481)

	$9,920,352	$55,120	$238,128	$1,706,477	$729,329	$1,871,217	$416,093

Year ended December 31, 2012
Individual life	$5,237,303	$—	$62,480	$270,263	$310,669	$(133,512)	$274,367
Individual health	456,177	25,536	48,467	175,625	29,136	113,040	60,804
Group life and health	646,721	37,324	87,409	458,397	37,114	270,127	201,138
Annuity	3,629,809	—	127	617,432	445,395	929,457	44,166

	$9,970,010	$62,860	$198,483	$1,521,717	$822,314	$1,179,112	$580,475

Year ended December 31, 2011
Individual life	$5,530,556	$—	$52,163	$208,344	$306,133	$245,580	$260,215
Individual health	410,107	29,906	49,827	174,245	24,563	95,201	71,698
Group life and health	667,286	38,644	93,530	474,154	37,963	297,090	210,966
Annuity	3,840,063	—	41	546,479	470,382	832,759	111,786

	$10,448,012	$68,550	$195,561	$1,403,222	$839,041	$1,470,630	$654,665

*	Allocations of net investment income and other operating expenses are based on a number and assumptions of estimates, and the results would change if different methods were applied.

Mon Life 2013 SEC	103

Monumental Life Insurance Company

Reinsurance

(Dollars in Thousands)

December 31, 2013

Schedule IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2013
Life insurance in force	$53,926,362	$34,924,942	$3,588,743	22,590,163	16%

Premiums:
Individual life	$786,161	$396,054	$10,826	$400,933	3%
Individual health	116,968	8,564	55,503	163,907	34%
Group life and health	461,308	86,001	64,902	440,209	15%
Annuity	703,936	28,317	25,808	701,427	4%

	$2,068,373	$518,936	$157,039	$1,706,476	9%

Year ended December 31, 2012
Life insurance in force	$59,790,366	$39,457,731	$2,789,989	$23,122,624	12%

Premiums:
Individual life	$678,988	$421,821	$13,096	$270,263	5%
Individual health	120,598	7,260	62,287	175,625	35%
Group life and health	470,794	93,042	80,645	458,397	18%
Annuity	597,505	31,514	51,441	617,432	8%

	$1,867,885	$553,637	$207,469	$1,521,717	14%

Year ended December 31, 2011
Life insurance in force	$62,029,782	$41,743,562	$2,686,755	$22,972,975	12%

Premiums:
Individual life	$657,650	$456,986	$7,679	$208,343	4%
Individual health	124,649	22,292	71,889	174,246	41%
Group life and health	487,397	93,904	80,661	474,154	17%
Annuity	524,970	31,195	52,704	546,479	10%

	$1,794,666	$604,377	$212,933	$1,403,222	15%

Mon Life 2013 SEC	104

WRL SERIES LIFE ACCOUNT G FINANCIALS

FINANCIAL STATEMENTS

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Years Ended December 31, 2013 and 2012

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Financial Statements

Years Ended December 31, 2013 and 2012

Ernst & Young LLP Suite 3000 801 Grand Avenue Des Moines, IA 50309-2764	Tel: +1 515 243 2727 Fax: +1 515 362 7200

The Board of Directors and Contract Owners

Of WRL Series Life Account G

Western Reserve Life Assurance Co. of Ohio

We have audited the accompanying statements of assets and liabilities of the subaccounts of Western Reserve Life Assurance Co. of Ohio WRL Series Life Account G (the Separate Account), comprised of subaccounts as listed in the accompanying statements of assets and liabilities, as of December 31, 2013, and the related statements of operations and changes in net assets for the periods indicated thereon. These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Separate Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2013 by correspondence with the fund companies or their transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts of Western Reserve Life Assurance Co. of Ohio WRL Series Life Account G, at December 31, 2013, the results of their operations and changes in their net assets for the periods indicated thereon, in conformity with U.S. generally accepted accounting principles.

Des Moines, Iowa

April 28, 2014

A member firm of Ernst & Young Global Limited

1

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Statements of Assets and Liabilities

December 31, 2013

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
AllianceBernstein Balanced Wealth Strategy Class B Shares	478.326	$6,003	$6,529	$—	$6,529	378	$17.258782	$17.258782
Fidelity® VIP Index 500 Service Class 2	37.925	6,865	6,999	(3)	6,996	491	14.241907	14.241907
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	898.110	6,857	6,772	(1)	6,771	348	19.481541	19.481541
ProFund Access VP High Yield	1,075.353	31,739	32,271	—	32,271	2,035	15.860880	15.860880
ProFund VP Asia 30	306.973	16,620	17,184	—	17,184	1,967	8.734925	8.734925
ProFund VP Basic Materials	26.743	1,382	1,483	(3)	1,480	142	10.409151	10.409151
ProFund VP Bull	—	—	—	—	—	—	13.023625	13.023625
ProFund VP Consumer Services	—	—	—	—	—	—	19.285797	19.285797
ProFund VP Emerging Markets	2,140.923	50,776	51,125	(1)	51,124	7,308	6.995391	6.995391
ProFund VP Europe 30	76.286	1,672	1,974	(1)	1,973	199	9.927945	9.927945
ProFund VP Falling U.S. Dollar	202.852	5,643	5,635	—	5,635	672	8.388131	8.388131
ProFund VP Financials	—	—	—	—	—	—	9.036928	9.036928
ProFund VP International	—	—	—	—	—	—	8.993456	8.993456
ProFund VP Japan	990.243	16,483	18,716	—	18,716	1,987	9.420128	9.420128
ProFund VP Mid-Cap	—	—	—	—	—	—	14.489353	14.489353
ProFund VP Money Market	85,385.590	85,386	85,386	(1)	85,385	8,747	9.761757	9.761757
ProFund VP NASDAQ-100	0.021	1	1	(1)	—	—	16.797022	16.797022
ProFund VP Oil & Gas	27.359	1,418	1,463	(2)	1,461	136	10.776987	10.776987
ProFund VP Pharmaceuticals	—	—	—	—	—	—	17.370880	17.370880
ProFund VP Precious Metals	2,068.531	53,062	48,714	(1)	48,713	9,041	5.387762	5.387762
ProFund VP Short Emerging Markets	—	—	—	—	—	—	5.315268	5.315268
ProFund VP Short International	—	—	—	—	—	—	5.015122	5.015122
ProFund VP Short NASDAQ-100	—	—	—	—	—	—	3.318975	3.318975
ProFund VP Short Small-Cap	—	—	—	—	—	—	2.853085	2.853085
ProFund VP Small-Cap	1,338.982	49,590	53,305	(1)	53,304	3,484	15.299622	15.299622
ProFund VP Small-Cap Value	1,270.194	48,802	53,069	—	53,069	3,412	15.553798	15.553798
ProFund VP Telecommunications	—	—	—	—	—	—	11.479417	11.479417
ProFund VP U.S. Government Plus	—	—	—	—	—	—	12.637127	12.637127
ProFund VP UltraNASDAQ-100	28,114.780	1,110,680	1,448,192	—	1,448,192	86,636	16.715856	16.715856
ProFund VP UltraSmall-Cap	951.715	22,146	23,698	—	23,698	1,545	15.336102	15.336102
ProFund VP Utilities	40.906	1,414	1,435	—	1,435	131	10.986302	10.986302
TA Aegon Active Asset Allocation—Conservative Initial Class	27.159	296	299	—	299	27	11.236480	11.236480
TA Aegon Active Asset Allocation—Moderate Initial Class	—	—	—	—	—	—	11.594781	11.594781
TA Aegon Active Asset Allocation—Moderate Growth Initial Class	8,393.579	98,025	99,884	—	99,884	8,370	11.933334	11.933334
TA Aegon High Yield Bond Initial Class	1,045.755	8,594	8,575	—	8,575	550	15.600339	15.600339
TA Aegon Money Market Initial Class	86,108.830	86,109	86,109	(1)	86,108	8,757	8.605063	9.866363
TA Aegon U.S. Government Securities Initial Class	29,084.568	365,271	358,613	(1)	358,612	32,704	10.930204	12.378466
TA AllianceBernstein Dynamic Allocation Initial Class	5,009.064	40,703	45,733	(1)	45,732	4,595	9.952726	10.546014
TA Asset Allocation—Conservative Initial Class	—	—	—	—	—	—	12.587663	12.587663
TA Asset Allocation—Growth Initial Class	4,058.217	41,308	45,858	—	45,858	3,748	12.234895	12.234895
TA Asset Allocation—Moderate Initial Class	20,389.458	208,546	246,712	—	246,712	19,438	12.692595	12.692595
TA Asset Allocation—Moderate Growth Initial Class	—	—	—	—	—	—	12.524703	12.524703

See accompanying notes.

2

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Statements of Assets and Liabilities

December 31, 2013

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
TA Barrow Hanley Dividend Focused Initial Class	387.858	$6,972	$7,443	$—	$7,443	585	$12.719536	$12.719536
TA BlackRock Global Allocation Initial Class	—	—	—	—	—	—	11.626503	11.626503
TA BlackRock Tactical Allocation Initial Class	—	—	—	—	—	—	11.970048	11.970048
TA BNP Paribas Large Cap Growth Initial Class	—	—	—	—	—	—	23.541970	23.541970
TA Clarion Global Real Estate Securities Initial Class	530.363	6,153	6,189	—	6,189	600	10.319704	10.319704
TA Hanlon Income Initial Class	545.903	6,063	6,087	—	6,087	507	12.009515	12.009515
TA International Moderate Growth Initial Class	30.446	296	304	—	304	28	10.673030	10.673030
TA Janus Balanced Initial Class	—	—	—	—	—	—	12.567090	12.567090
TA Jennison Growth Initial Class	5,411.000	54,937	57,952	—	57,952	3,437	16.860490	16.860490
TA JPMorgan Core Bond Initial Class	—	—	—	—	—	—	13.242804	13.242804
TA JPMorgan Enhanced Index Initial Class	84.212	1,121	1,481	—	1,481	101	14.672954	14.672954
TA JPMorgan Tactical Allocation Initial Class	123.699	1,589	1,643	1	1,644	146	11.253778	11.253778
TA MFS International Equity Initial Class	—	—	—	—	—	—	12.060940	12.060940
TA Morgan Stanley Capital Growth Initial Class	3,867.622	54,660	58,517	—	58,517	3,524	16.604863	16.604863
TA Morgan Stanley Mid-Cap Growth Initial Class	9,787.767	290,910	371,348	1	371,349	24,928	14.248901	16.356518
TA Multi-Managed Balanced Initial Class	110,321.062	1,224,036	1,497,057	3	1,497,060	113,231	13.218752	14.730587
TA PIMCO Tactical—Balanced Initial Class	—	—	—	—	—	—	11.846519	11.846519
TA PIMCO Tactical—Conservative Initial Class	—	—	—	—	—	—	11.223384	11.223384
TA PIMCO Tactical—Growth Initial Class	—	—	—	—	—	—	11.736637	11.736637
TA PIMCO Total Return Initial Class	111.833	1,248	1,270	1	1,271	99	12.794974	12.794974
TA Systematic Small/Mid Cap Value Initial Class	10,975.584	183,101	259,792	2	259,794	15,426	16.626323	16.882924
TA T. Rowe Price Small Cap Initial Class	13,263.595	164,056	188,874	(1)	188,873	9,278	20.357597	20.357597
TA Vanguard ETF—Balanced Initial Class	—	—	—	—	—	—	12.861661	12.861661
TA Vanguard ETF—Growth Initial Class	200.663	1,599	2,235	1	2,236	170	13.125279	13.125279
TA WMC Diversified Growth Initial Class	1,101.597	20,485	35,075	1	35,076	3,095	11.110702	12.263362

See accompanying notes.

3

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012, Except as Noted

		Investment	Investment
		Income:	Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2012:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
AllianceBernstein Balanced Wealth Strategy Class B Shares	$—	$—	$2	$(2)	$—	$—	$—	$69	$69	$67	$2,994	$3,061	$3,061
Fidelity® VIP Index 500 Service Class 2	—	56	2	54	4	—	4	(29)	(25)	29	3,000	3,029	3,029
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	—	—	2	(2)	—	—	—	90	90	88	2,985	3,073	3,073
ProFund Access VP High Yield	6,173	308	35	273	—	3	3	598	601	874	619	1,493	7,666
ProFund VP Asia 30	—	—	5	(5)	—	(637)	(637)	(1)	(638)	(643)	643	—	—
ProFund VP Basic Materials	—	14	9	5	—	(351)	(351)	183	(168)	(163)	4,673	4,510	4,510
ProFund VP Bull	—	—	—	—	—	—	—	—	—	—	—	—	—
ProFund VP Consumer Services	—	—	—	—	—	—	—	—	—	—	—	—	—
ProFund VP Emerging Markets	—	56	26	30	—	(1,087)	(1,087)	915	(172)	(142)	16,413	16,271	16,271
ProFund VP Europe 30	1,729	59	10	49	—	21	21	375	396	445	4,582	5,027	6,756
ProFund VP Falling U.S. Dollar	—	—	—	—	—	—	—	4	4	4	1,082	1,086	1,086
ProFund VP Financials	—	—	—	—	—	—	—	—	—	—	—	—	—
ProFund VP International	—	—	—	—	—	—	—	(1)	(1)	(1)	1	—	—
ProFund VP Japan	12,093	—	1	(1)	—	(458)	(458)	351	(107)	(108)	(11,985)	(12,093)	—
ProFund VP Mid-Cap	—	—	76	(76)	—	2,871	2,871	669	3,540	3,464	26,472	29,936	29,936
ProFund VP Money Market	833,646	28	735	(707)	—	2	2	—	2	(705)	41,105	40,400	874,046
ProFund VP NASDAQ-100	48,559	—	1,700	(1,700)	—	62,074	62,074	224	62,298	60,598	(95,224)	(34,626)	13,933
ProFund VP Oil & Gas	4,572	3	10	(7)	240	(35)	205	(294)	(89)	(96)	(1,215)	(1,311)	3,261
ProFund VP Pharmaceuticals	—	—	—	—	—	—	—	—	—	—	—	—	—
ProFund VP Precious Metals	3,687	—	30	(30)	—	(86)	(86)	(1,074)	(1,160)	(1,190)	6,385	5,195	8,882
ProFund VP Short Emerging Markets	—	—	—	—	—	—	—	—	—	—	—	—	—
ProFund VP Short International	—	—	—	—	—	—	—	—	—	—	—	—	—
ProFund VP Short NASDAQ-100	4,250	—	8	(8)	—	(958)	(958)	99	(859)	(867)	(2,304)	(3,171)	1,079
ProFund VP Short Small-Cap	—	—	—	—	—	—	—	—	—	—	—	—	—

See Accompanying Notes.

(1) See Footnote 1

4

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012, Except as Noted

		Investment	Investment
		Income:	Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2012:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
ProFund VP Small-Cap	$—	$—	$131	$(131)	$822	$(2,113)	$(1,291)	$1,490	$199	$68	$44,370	$44,438	$44,438
ProFund VP Small-Cap Value	—	—	139	(139)	—	(1,438)	(1,438)	1,732	294	155	47,134	47,289	47,289
ProFund VP Telecommunications	—	—	—	—	—	—	—	—	—	—	—	—	—
ProFund VP U.S. Government Plus	17,210	—	49	(49)	489	68	557	(1,282)	(725)	(774)	13,132	12,358	29,568
ProFund VP UltraNASDAQ-100(1)	—	—	1,164	(1,164)	—	61,629	61,629	—	61,629	60,465	(60,465)	—	—
ProFund VP UltraSmall-Cap	—	—	976	(976)	—	(71,727)	(71,727)	—	(71,727)	(72,703)	72,703	—	—
ProFund VP Utilities	9,069	62	17	45	—	472	472	(632)	(160)	(115)	(8,954)	(9,069)	—
TA AEGON Active Asset Allocation— Conservative Initial Class	6,041	26	33	(7)	33	1	34	379	413	406	621	1,027	7,068
TA AEGON Active Asset Allocation—Moderate Initial Class	—	—	—	—	—	—	—	—	—	—	—	—	—
TA AEGON Active Asset Allocation—Moderate Growth Initial Class	19,394	138	103	35	—	15	15	1,999	2,014	2,049	(217)	1,832	21,226
TA AEGON High Yield Bond Initial Class	36,369	1,224	149	1,075	—	4,499	4,499	(85)	4,414	5,489	(17,980)	(12,491)	23,878
TA AEGON Money Market Initial Class	58,484	1	349	(348)	—	—	—	—	—	(348)	(54,842)	(55,190)	3,294
TA AEGON U.S. Government Securities Initial Class	521,886	7,452	11,638	(4,186)	10,839	6,586	17,425	(2,524)	14,901	10,715	(49,538)	(38,823)	483,063
TA AllianceBernstein Dynamic Allocation Initial Class	27,987	225	948	(723)	—	(183)	(183)	1,954	1,771	1,048	15,693	16,741	44,728
TA Asset Allocation—Conservative Initial Class	—	—	—	—	—	—	—	—	—	—	—	—	—
TA Asset Allocation—Growth Initial Class	21,023	316	122	194	—	8	8	2,494	2,502	2,696	6,997	9,693	30,716
TA Asset Allocation—Moderate Initial Class	158,438	4,352	863	3,489	—	799	799	9,961	10,760	14,249	24,251	38,500	196,938
TA Asset Allocation—Moderate Growth Initial Class	—	—	—	—	—	—	—	—	—	—	—	—	—
TA Barrow Hanley Dividend Focused Initial Class	37,750	557	170	387	—	5,809	5,809	619	6,428	6,815	19,382	26,197	63,947
TA BlackRock Global Allocation Initial Class	—	—	—	—	—	—	—	—	—	—	—	—	—
TA BlackRock Tactical Allocation Initial Class	—	—	—	—	—	—	—	—	—	—	—	—	—
TA BNP Paribas Large Cap Growth Initial Class	—	—	—	—	—	—	—	—	—	—	—	—	—
TA Clarion Global Real Estate Securities Initial Class	—	55	14	41	—	(49)	(49)	390	341	382	7,228	7,610	7,610
TA Hanlon Income Initial Class	41,356	996	211	785	—	(2)	(2)	579	577	1,362	2,544	3,906	45,262

See Accompanying Notes.

(1) See Footnote 1

5

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012, Except as Noted

		Investment	Investment
		Income:	Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2012:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012
TA International Moderate Growth Initial Class	$18,340	$206	$35	$171	$—	$138	$138	$468	$606	$777	$(11,653)	$(10,876)	$7,464
TA Janus Balanced Initial Class	18,878	—	102	(102)	—	(29)	(29)	2,423	2,394	2,292	(218)	2,074	20,952
TA Jennison Growth Initial Class	51,126	39	210	(171)	3,965	9,154	13,119	372	13,491	13,320	(47,081)	(33,761)	17,365
TA JPMorgan Core Bond Initial Class	47,226	299	108	191	5	1,189	1,194	(307)	887	1,078	(34,738)	(33,660)	13,566
TA JPMorgan Enhanced Index Initial Class	2,659	64	33	31	—	72	72	244	316	347	5,409	5,756	8,415
TA JPMorgan Tactical Allocation Initial Class	47,754	228	207	21	—	2,382	2,382	574	2,956	2,977	19,232	22,209	69,963
TA MFS International Equity Initial Class	—	—	2	(2)	—	1	1	199	200	198	4,738	4,936	4,936
TA Morgan Stanley Capital Growth Initial Class	1,426	—	7	(7)	4	(65)	(61)	35	(26)	(33)	(1,393)	(1,426)	—
TA Morgan Stanley Mid-Cap Growth Initial Class	265,702	—	6,839	(6,839)	11,850	(5,953)	5,897	6,225	12,122	5,283	(67,555)	(62,272)	203,430
TA Multi-Managed Balanced Initial Class	1,127,852	20,829	39,870	(19,041)	192,868	2,934	195,802	(72,748)	123,054	104,013	82,164	186,177	1,314,029
TA PIMCO Tactical—Balanced Initial Class	—	—	—	—	—	—	—	—	—	—	—	—	—
TA PIMCO Tactical—Conservative Initial Class	—	—	—	—	—	—	—	—	—	—	—	—	—
TA PIMCO Tactical—Growth Initial Class	—	—	—	—	—	—	—	—	—	—	—	—	—
TA PIMCO Total Return Initial Class	59,592	2,819	333	2,486	—	670	670	1,401	2,071	4,557	2,507	7,064	66,656
TA Systematic Small/Mid Cap Value Initial Class	168,397	1,039	5,270	(4,231)	50,330	4,641	54,971	(25,040)	29,931	25,700	39,092	64,792	233,189
TA T. Rowe Price Small Cap Initial Class	9,454	—	277	(277)	6,434	(5,393)	1,041	(156)	885	608	874	1,482	10,936
TA Vanguard ETF—Balanced Initial Class	—	—	—	—	—	—	—	—	—	—	—	—	—
TA Vanguard ETF—Growth Initial Class	2,089	38	11	27	171	48	219	(21)	198	225	(197)	28	2,117
TA WMC Diversified Growth Initial Class	58,899	204	1,710	(1,506)	—	13,910	13,910	(7,866)	6,044	4,538	(30,935)	(26,397)	32,502

See Accompanying Notes.

(1) See Footnote 1

6

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment	Investment
		Income:	Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2013:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2013
AllianceBernstein Balanced Wealth Strategy Class B Shares	$3,061	$73	$18	$55	$—	$5	$5	$457	$462	$517	$2,951	$3,468	$6,529
Fidelity® VIP Index 500 Service Class 2	3,029	106	29	77	41	1,325	1,366	165	1,531	1,608	2,359	3,967	6,996
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	3,073	357	18	339	591	(2)	589	(176)	413	752	2,946	3,698	6,771
ProFund Access VP High Yield	7,666	274	59	215	215	1,011	1,226	(294)	932	1,147	23,458	24,605	32,271
ProFund VP Asia 30	—	—	22	(22)	—	21	21	564	585	563	16,621	17,184	17,184
ProFund VP Basic Materials	4,510	34	15	19	—	204	204	(81)	123	142	(3,172)	(3,030)	1,480
ProFund VP Bull	—	—	—	—	—	—	—	—	—	—	—	—	—
ProFund VP Consumer Services	—	—	—	—	—	—	—	—	—	—	—	—	—
ProFund VP Emerging Markets	16,271	34	168	(134)	—	(7,389)	(7,389)	(566)	(7,955)	(8,089)	42,942	34,853	51,124
ProFund VP Europe 30	6,756	27	88	(61)	—	(1,094)	(1,094)	(175)	(1,269)	(1,330)	(3,453)	(4,783)	1,973
ProFund VP Falling U.S. Dollar	1,086	—	5	(5)	—	48	48	(12)	36	31	4,518	4,549	5,635
ProFund VP Financials	—	—	—	—	—	—	—	—	—	—	—	—	—
ProFund VP International	—	—	3	(3)	—	(317)	(317)	—	(317)	(320)	320	—	—
ProFund VP Japan	—	—	27	(27)	—	(533)	(533)	2,233	1,700	1,673	17,043	18,716	18,716
ProFund VP Mid-Cap	29,936	—	197	(197)	2,907	7,515	10,422	(669)	9,753	9,556	(39,492)	(29,936)	—
ProFund VP Money Market	874,046	18	454	(436)	—	—	—	—	—	(436)	(788,225)	(788,661)	85,385
ProFund VP NASDAQ-100	13,933	—	969	(969)	—	85,039	85,039	247	85,286	84,317	(98,250)	(13,933)	—
ProFund VP Oil & Gas	3,261	19	20	(1)	173	616	789	129	918	917	(2,717)	(1,800)	1,461
ProFund VP Pharmaceuticals	—	—	—	—	—	—	—	—	—	—	—	—	—
ProFund VP Precious Metals	8,882	—	49	(49)	—	(1,393)	(1,393)	(3,252)	(4,645)	(4,694)	44,525	39,831	48,713
ProFund VP Short Emerging Markets	—	—	—	—	—	—	—	—	—	—	—	—	—
ProFund VP Short International	—	—	—	—	—	—	—	—	—	—	—	—	—
ProFund VP Short NASDAQ-100	1,079	—	56	(56)	—	(5,598)	(5,598)	2	(5,596)	(5,652)	4,573	(1,079)	—
ProFund VP Short Small-Cap	—	—	—	—	—	—	—	—	—	—	—	—	—

See Accompanying Notes.

(1) See Footnote 1

7

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment	Investment
		Income:	Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2013:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2013
ProFund VP Small-Cap	$44,438	$—	$76	$(76)	$12	$3,055	$3,067	$2,224	$5,291	$5,215	$3,651	$8,866	$53,304
ProFund VP Small-Cap Value	47,289	110	157	(47)	—	8,386	8,386	2,534	10,920	10,873	(5,093)	5,780	53,069
ProFund VP Telecommunications	—	—	—	—	—	—	—	—	—	—	—	—	—
ProFund VP U.S. Government Plus	29,568	—	5	(5)	49	(1,581)	(1,532)	137	(1,395)	(1,400)	(28,168)	(29,568)	—
ProFund VP UltraNASDAQ-100	—	—	3,944	(3,944)	—	45,562	45,562	337,512	383,074	379,130	1,069,062	1,448,192	1,448,192
ProFund VP UltraSmall-Cap	—	—	12	(12)	—	—	—	1,552	1,552	1,540	22,158	23,698	23,698
ProFund VP Utilities	—	100	21	79	—	(461)	(461)	22	(439)	(360)	1,795	1,435	1,435
TA Aegon Active Asset Allocation—Conservative Initial Class	7,068	1	21	(20)	1	761	762	(473)	289	269	(7,038)	(6,769)	299
TA Aegon Active Asset Allocation—Moderate Initial Class	—	—	—	—	—	—	—	—	—	—	—	—	—
TA Aegon Active Asset Allocation—Moderate Growth Initial Class	21,226	—	74	(74)	—	2,922	2,922	68	2,990	2,916	75,742	78,658	99,884
TA Aegon High Yield Bond Initial Class	23,878	332	100	232	—	956	956	(506)	450	682	(15,985)	(15,303)	8,575
TA Aegon Money Market Initial Class	3,294	4	486	(482)	—	—	—	—	—	(482)	83,296	82,814	86,108
TA Aegon U.S. Government Securities Initial Class	483,063	10,501	11,676	(1,175)	9,826	(4,394)	5,432	(25,307)	(19,875)	(21,050)	(103,401)	(124,451)	358,612
TA AllianceBernstein Dynamic Allocation Initial Class	44,728	524	1,418	(894)	—	(10)	(10)	2,612	2,602	1,708	(704)	1,004	45,732
TA Asset Allocation—Conservative Initial Class	—	—	—	—	—	—	—	—	—	—	—	—	—
TA Asset Allocation—Growth Initial Class	30,716	430	184	246	—	6,863	6,863	2,278	9,141	9,387	5,755	15,142	45,858
TA Asset Allocation—Moderate Initial Class	196,938	5,016	1,072	3,944	—	1,423	1,423	21,798	23,221	27,165	22,609	49,774	246,712
TA Asset Allocation—Moderate Growth Initial Class	—	—	—	—	—	—	—	—	—	—	—	—	—
TA Barrow Hanley Dividend Focused Initial Class	63,947	925	116	809	—	6,413	6,413	(1,514)	4,899	5,708	(62,212)	(56,504)	7,443
TA BlackRock Global Allocation Initial Class	—	—	—	—	—	—	—	—	—	—	—	—	—
TA BlackRock Tactical Allocation Initial Class	—	—	—	—	—	—	—	—	—	—	—	—	—
TA BNP Paribas Large Cap Growth Initial Class	—	—	—	—	—	—	—	—	—	—	—	—	—
TA Clarion Global Real Estate Securities Initial Class	7,610	236	33	203	—	267	267	(354)	(87)	116	(1,537)	(1,421)	6,189
TA Hanlon Income Initial Class	45,262	137	17	120	—	498	498	(223)	275	395	(39,570)	(39,175)	6,087

See Accompanying Notes.

(1) See Footnote 1

8

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment	Investment
		Income:	Expense:	Increase (Decrease) in Net Assets from Operations:
Subaccount	Net Assets as of January 1, 2013:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2013
TA International Moderate Growth Initial Class	$7,464	$1	$23	$(22)	$—	$949	$949	$(584)	$365	$343	$(7,503)	$(7,160)	$304
TA Janus Balanced Initial Class	20,952	—	1	(1)	—	(790)	(790)	1,045	255	254	(21,206)	(20,952)	—
TA Jennison Growth Initial Class	17,365	—	41	(41)	—	302	302	3,100	3,402	3,361	37,226	40,587	57,952
TA JPMorgan Core Bond Initial Class	13,566	—	58	(58)	—	(700)	(700)	66	(634)	(692)	(12,874)	(13,566)	—
TA JPMorgan Enhanced Index Initial Class	8,415	9	14	(5)	9	965	974	83	1,057	1,052	(7,986)	(6,934)	1,481
TA JPMorgan Tactical Allocation Initial Class	69,963	426	118	308	—	1,485	1,485	(1,052)	433	741	(69,060)	(68,319)	1,644
TA MFS International Equity Initial Class	4,936	—	81	(81)	—	705	705	(199)	506	425	(5,361)	(4,936)	—
TA Morgan Stanley Capital Growth Initial Class	—	—	34	(34)	—	576	576	3,859	4,435	4,401	54,116	58,517	58,517
TA Morgan Stanley Mid-Cap Growth Initial Class	203,430	2,198	6,981	(4,783)	5,502	6,176	11,678	75,380	87,058	82,275	85,644	167,919	371,349
TA Multi-Managed Balanced Initial Class	1,314,029	22,417	44,269	(21,852)	45,971	3,635	49,606	161,344	210,950	189,098	(6,067)	183,031	1,497,060
TA PIMCO Tactical—Balanced Initial Class	—	—	—	—	—	—	—	—	—	—	—	—	—
TA PIMCO Tactical—Conservative Initial Class	—	—	—	—	—	—	—	—	—	—	—	—	—
TA PIMCO Tactical—Growth Initial Class	—	—	—	—	—	—	—	—	—	—	—	—	—
TA PIMCO Total Return Initial Class	66,656	1,499	299	1,200	852	(2,318)	(1,466)	(2,021)	(3,487)	(2,287)	(63,098)	(65,385)	1,271
TA Systematic Small/Mid Cap Value Initial Class	233,189	1,147	6,521	(5,374)	551	14,703	15,254	68,555	83,809	78,435	(51,830)	26,605	259,794
TA T. Rowe Price Small Cap Initial Class	10,936	119	503	(384)	6,862	5,384	12,246	24,665	36,911	36,527	141,410	177,937	188,873
TA Vanguard ETF—Balanced Initial Class	—	—	—	—	—	—	—	—	—	—	—	—	—
TA Vanguard ETF—Growth Initial Class	2,117	29	11	18	41	70	111	240	351	369	(250)	119	2,236
TA WMC Diversified Growth Initial Class	32,502	296	817	(521)	—	3,030	3,030	6,205	9,235	8,714	(6,140)	2,574	35,076

See Accompanying Notes.

(1) See Footnote 1

9

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies

Organization

WRL Series Life Account G (the Separate Account) is a segregated investment account of Western Reserve Life Assurance Co. of Ohio (WRL), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of WRL Asset Advisor, WRL Benefactor, and WRL Evolution.

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
AllianceBernstein Variable Products Series Fund, Inc.	AllianceBernstein Variable Products Series Fund, Inc.
AllianceBernstein Balanced Wealth Strategy Class B Shares	AllianceBernstein Balanced Wealth Strategy Portfolio Class B Shares
Fidelity® Variable Insurance Products Fund	Fidelity® Variable Insurance Products Fund
Fidelity® VIP Index 500 Service Class 2	Fidelity® VIP Index 500 Portfolio Service Class 2
Franklin Templeton Variable Insurance Products Trust	Franklin Templeton Variable Insurance Products Trust
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	Franklin Templeton VIP Founding Funds Allocation Fund Class 4 Shares
Access One Trust	Access One Trust
Access VP High Yield	Access VP High Yield
Profunds Trust	Profunds Trust
ProFund VP Asia 30	ProFund VP Asia 30
ProFund VP Basic Materials	ProFund VP Basic Materials
ProFund VP Bull	ProFund VP Bull
ProFund VP Consumer Services	ProFund VP Consumer Services
ProFund VP Emerging Markets	ProFund VP Emerging Markets
ProFund VP Europe 30	ProFund VP Europe 30
ProFund VP Falling US Dollar	ProFund VP Falling US Dollar
ProFund VP Financials	ProFund VP Financials
ProFund VP International	ProFund VP International
ProFund VP Japan	ProFund VP Japan
ProFund VP Mid-Cap	ProFund VP Mid-Cap
ProFund VP Money Market	ProFund VP Money Market
ProFund VP NASDAQ-100	ProFund VP NASDAQ-100
ProFund VP Oil & Gas	ProFund VP Oil & Gas
ProFund VP Pharmaceuticals	ProFund VP Pharmaceuticals
ProFund VP Precious Metals	ProFund VP Precious Metals
ProFund VP Short Emerging Markets	ProFund VP Short Emerging Markets
ProFund VP Short International	ProFund VP Short International
ProFund VP Short NASDAQ-100	ProFund VP Short NASDAQ-100
ProFund VP Short Small-Cap	ProFund VP Short Small-Cap
ProFund VP Small-Cap	ProFund VP Small-Cap

10

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
Profunds Trust	Profunds Trust
ProFund VP Small-Cap Value	ProFund VP Small-Cap Value
ProFund VP Telecommunications	ProFund VP Telecommunications
ProFund VP U.S. Government Plus	ProFund VP U.S. Government Plus
ProFund VP UltraNASDAQ-100	ProFund VP ULTRA NASDAQ 100
ProFund VP Ultra Small-Cap	ProFund VP Ultra Small-Cap
ProFund VP Utilities	ProFund VP Utilities
Transamerica Series Trust	Transamerica Series Trust
TA Aegon Active Asset Allocation—Conservative Initial Class	Transamerica Aegon Active Asset Allocation—Conservative VP Initial Class
TA Aegon Active Asset Allocation—Moderate Initial Class	Transamerica Aegon Active Asset Allocation—Moderate VP Initial Class
TA Aegon Active Asset Allocation—Moderate Growth Initial Class	Transamerica Aegon Active Asset Allocation—Moderate Growth VP Initial Class
TA Aegon High Yield Bond Initial Class	Transamerica Aegon High Yield Bond VP Initial Class
TA Aegon Money Market Initial Class	Transamerica Aegon Money Market VP Initial Class
TA Aegon U.S. Government Securities Initial Class	Transamerica Aegon U.S. Government Securities VP Initial Class
TA AllianceBernstein Dynamic Allocation Initial Class	Transamerica AllianceBernstein Dynamic Allocation VP Initial Class
TA Asset Allocation—Conservative Initial Class	Transamerica Asset Allocation—Conservative VP Initial Class
TA Asset Allocation—Growth Initial Class	Transamerica Asset Allocation—Growth VP Initial Class
TA Asset Allocation—Moderate Initial Class	Transamerica Asset Allocation—Moderate VP Initial Class
TA Asset Allocation—Moderate Growth Initial Class	Transamerica Asset Allocation—Moderate Growth VP Initial Class
TA Barrow Hanley Dividend Focused Initial Class	Transamerica Barrow Hanley Dividend Focused VP Initial Class
TA BlackRock Global Allocation Initial Class	Transamerica BlackRock Global Allocation VP Initial Class
TA BlackRock Tactical Allocation Initial Class	Transamerica BlackRock Tactical Allocation VP Initial Class
TA BNP Paribas Large Cap Growth Initial Class	Transamerica BNP Paribas Large Cap Growth VP Initial Class
TA Clarion Global Real Estate Securities Initial Class	Transamerica Clarion Global Real Estate Securities VP Initial Class
TA Hanlon Income Initial Class	Transamerica Hanlon Income VP Initial Class
TA International Moderate Growth Fund Initial Class	Transamerica International Moderate Growth Fund VP Initial Class
TA Janus Balanced Initial Class	Transamerica Janus Balanced VP Initial Class
TA Jennison Growth Initial Class	Transamerica Jennison Growth VP Initial Class
TA JPMorgan Core Bond Initial Class	Transamerica JPMorgan Core Bond VP Initial Class
TA JPMorgan Enhanced Index Initial Class	Transamerica JPMorgan Enhanced Index VP Initial Class
TA JPMorgan Tactical Allocation Initial Class	Transamerica JPMorgan Tactical Allocation VP Initial Class
TA MFS International Equity Initial Class	Transamerica MFS International Equity VP Initial Class
TA Morgan Stanley Capital Growth Initial Class	Transamerica Morgan Stanley Capital Growth VP Initial Class
TA Morgan Stanley Mid-Cap Growth Initial Class	Transamerica Morgan Stanley Mid-Cap Growth VP Initial Class
TA Multi-Managed Balanced Initial Class	Transamerica Multi-Managed Balanced VP Initial Class
TA PIMCO Tactical—Balanced Initial Class	Transamerica PIMCO Tactical—Balanced VP Initial Class
TA PIMCO Tactical—Conservative Initial Class	Transamerica PIMCO Tactical—Conservative VP Initial Class
TA PIMCO Tactical—Growth Initial Class	Transamerica PIMCO Tactical—Growth VP Initial Class
TA PIMCO Total Return Bond Initial Class	Transamerica PIMCO Total Return Bond VP Initial Class
TA Systematic Small/Mid Cap Value Initial Class	Transamerica Systematic Small/Mid Cap Value VP Initial Class
TA T. Rowe Price Small Cap Initial Class	Transamerica T. Rowe Price Small Cap VP Initial Class
TA Vanguard ETF—Balanced Initial Class	Transamerica Vanguard ETF—Balanced VP Initial Class

11

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
Transamerica Series Trust—Initial Class	Transamerica Series Trust—Initial Class
TA Vanguard ETF—Growth Initial Class	Transamerica Vanguard ETF—Growth VP Initial Class
TA WMC Diversified Growth Initial Class	Transamerica WMC Diversified Growth VP Initial Class

Each period reported on reflects a full twelve month period except as follows:

Subaccount	Inception Date
ProFund VP UltraNASDAQ-100	April 30, 2012
TA BlackRock Global Allocation Initial Class	May 19, 2011
TA BlackRock Tactical Allocation Initial Class	May 19, 2011
TA Aegon Active Asset Allocation—Conservative Initial Class	April 29, 2011
TA Aegon Active Asset Allocation—Moderate Initial Class	April 29, 2011
TA Aegon Active Asset Allocation—Moderate Growth Initial Class	April 29, 2011
TA Jennison Growth Initial Class	April 29, 2010
TA Janus Balanced Initial Class	July 1, 2009
AllianceBernstein Balanced Wealth Strategy Class B Shares	May 1, 2009
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	May 1, 2009
TA PIMCO Tactical—Balanced Initial Class	May 1, 2009
TA PIMCO Tactical—Conservative Initial Class	May 1, 2009
TA PIMCO Tactical—Growth Initial Class	May 1, 2009
TA Hanlon Income Initial Class	May 1, 2009
TA BNP Paribas Large Cap Growth Initial Class	May 1, 2009

The following subaccount name changes were made effective during the fiscal year ended December 31, 2013:

Subaccount	Formerly
TA Barrow Hanley Dividend Focused Initial Class	TA BlackRock Large Cap Value Initial Class
TA BNP Paribas Large Cap Growth	TA Multi Managed Large Cap Core Initial Class
TA Vanguard ETF—Balanced Initial Class	TA Index 50 Initial Class
TA Vanguard ETF—Growth Initial Class	TA Index 75 Initial Class

During the current year the following subaccounts were liquidated and subsequently reinvested:

Reinvested Subaccount	Liquidated Subaccount
TA Systematic Small/Mid Cap Value Initial Class	TA Third Avenue Value Initial Class
TA Vanguard ETF—Growth Initial Class	TA Efficient Markets Initial Class

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2013.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

12

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies (continued)

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

Accounting Policy

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable annuity separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

13

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Notes to Financial Statements

December 31, 2013

2. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2013 were as follows:

Subaccount	Purchases	Sales
AllianceBernstein Balanced Wealth Strategy Class B Shares	$3,074	$68
Fidelity® VIP Index 500 Service Class 2	32,559	30,077
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	3,947	71
ProFund Access VP High Yield	37,877	13,989
ProFund VP Asia 30	22,646	6,048
ProFund VP Basic Materials	6,135	9,286
ProFund VP Bull	—	1
ProFund VP Consumer Services	—	—
ProFund VP Emerging Markets	145,635	102,826
ProFund VP Europe 30	60,315	63,827
ProFund VP Falling U.S. Dollar	8,910	4,397
ProFund VP Financials	—	—
ProFund VP International	7,873	7,557
ProFund VP Japan	33,019	16,003
ProFund VP Mid-Cap	44,785	81,567
ProFund VP Money Market	649,162	1,437,822
ProFund VP NASDAQ-100	1,793,466	1,892,684
ProFund VP Oil & Gas	20,012	22,556
ProFund VP Pharmaceuticals	—	—
ProFund VP Precious Metals	50,141	5,665
ProFund VP Short Emerging Markets	—	—
ProFund VP Short International	—	—
ProFund VP Short NASDAQ-100	70,876	66,359
ProFund VP Short Small-Cap	—	—
ProFund VP Small-Cap	78,904	75,317
ProFund VP Small-Cap Value	108,734	113,875
ProFund VP Telecommunications	—	—
ProFund VP U.S. Government Plus	3,765	31,890
ProFund VP UltraNASDAQ-100	2,623,822	1,558,704
ProFund VP UltraSmall-Cap	22,195	49
ProFund VP Utilities	24,982	23,107
TA Aegon Active Asset Allocation—Conservative Initial Class	399	7,455
TA Aegon Active Asset Allocation—Moderate Initial Class	—	—
TA Aegon Active Asset Allocation—Moderate Growth Initial Class	133,861	58,194
TA Aegon High Yield Bond Initial Class	13,016	28,769
TA Aegon Money Market Initial Class	115,809	32,997

14

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Notes to Financial Statements

December 31, 2013

2. Investments (continued)

Subaccount	Purchases	Sales
TA Aegon U.S. Government Securities Initial Class	$40,379	$135,129
TA AllianceBernstein Dynamic Allocation Initial Class	524	2,122
TA Asset Allocation—Conservative Initial Class	—	—
TA Asset Allocation—Growth Initial Class	70,512	64,511
TA Asset Allocation—Moderate Initial Class	35,066	8,514
TA Asset Allocation—Moderate Growth Initial Class	—	—
TA Barrow Hanley Dividend Focused Initial Class	48,736	110,140
TA BlackRock Global Allocation Initial Class	—	—
TA BlackRock Tactical Allocation Initial Class	—	—
TA BNP Paribas Large Cap Growth Initial Class	—	—
TA Clarion Global Real Estate Securities Initial Class	7,361	8,695
TA Hanlon Income Initial Class	3,137	42,588
TA International Moderate Growth Initial Class	399	7,923
TA Janus Balanced Initial Class	—	21,208
TA Jennison Growth Initial Class	55,195	18,010
TA JPMorgan Core Bond Initial Class	10,300	23,232
TA JPMorgan Enhanced Index Initial Class	67	8,049
TA JPMorgan Tactical Allocation Initial Class	43,234	111,986
TA MFS International Equity Initial Class	60,262	65,704
TA Morgan Stanley Capital Growth Initial Class	64,322	10,261
TA Morgan Stanley Mid-Cap Growth Initial Class	164,787	78,425
TA Multi-Managed Balanced Initial Class	68,388	50,337
TA PIMCO Tactical—Balanced Initial Class	—	—
TA PIMCO Tactical—Conservative Initial Class	—	—
TA PIMCO Tactical—Growth Initial Class	—	—
TA PIMCO Total Return Initial Class	47,232	108,278
TA Systematic Small/Mid Cap Value Initial Class	91,000	147,655
TA T. Rowe Price Small Cap Initial Class	184,357	36,468
TA Vanguard ETF—Balanced Initial Class	—	—
TA Vanguard ETF—Growth Initial Class	71	263
TA WMC Diversified Growth Initial Class	3,694	10,354

15

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Notes to Financial Statements

3. Change in Units

The change in units outstanding were as follows:

	Year Ended December 31, 2013			Year Ended December 31, 2012
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
AllianceBernstein Balanced Wealth Strategy Class B Shares	176	(3)	173	206	(1)	205
Fidelity® VIP Index 500 Service Class 2	2,376	(2,164)	212	280	(1)	279
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares	156	(2)	154	195	(1)	194
ProFund Access VP High Yield	2,393	(887)	1,506	45	—	45
ProFund VP Asia 30	2,678	(711)	1,967	551	(551)	—
ProFund VP Basic Materials	653	(1,022)	(369)	1,426	(915)	511
ProFund VP Bull	—	—	—	—	—	—
ProFund VP Consumer Services	—	—	—	—	—	—
ProFund VP Emerging Markets	19,633	(14,491)	5,142	3,017	(851)	2,166
ProFund VP Europe 30	7,243	(7,868)	(625)	606	(27)	579
ProFund VP Falling U.S. Dollar	1,070	(524)	546	127	(1)	126
ProFund VP Financials	—	—	—	—	—	—
ProFund VP International	948	(948)	—	—	—	—
ProFund VP Japan	3,961	(1,974)	1,987	—	(2,316)	(2,316)
ProFund VP Mid-Cap	3,619	(6,308)	(2,689)	6,459	(3,770)	2,689
ProFund VP Money Market	67,994	(148,357)	(80,363)	113,829	(109,302)	4,527
ProFund VP NASDAQ-100	136,149	(137,257)	(1,108)	210,799	(214,158)	(3,359)
ProFund VP Oil & Gas	1,920	(2,158)	(238)	1,048	(1,210)	(162)
ProFund VP Pharmaceuticals	—	—	—	—	—	—
ProFund VP Precious Metals	8,731	(708)	8,023	724	(65)	659
ProFund VP Short Emerging Markets	—	—	—	—	—	—
ProFund VP Short International	—	—	—	—	—	—
ProFund VP Short NASDAQ-100	18,240	(18,468)	(228)	1,226	(1,725)	(499)
ProFund VP Short Small-Cap	—	—	—	—	—	—
ProFund VP Small-Cap	5,759	(6,240)	(481)	8,732	(4,767)	3,965
ProFund VP Small-Cap Value	8,134	(8,887)	(753)	9,730	(5,565)	4,165
ProFund VP Telecommunications	—	—	—	—	—	—

16

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Notes to Financial Statements

3. Change in Units (continued)

	Year Ended December 31, 2013			Year Ended December 31, 2012
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
ProFund VP U.S. Government Plus	246	(2,129)	(1,883)	2,217	(1,435)	782
ProFund VP UltraNASDAQ-100	227,794	(141,158)	86,636	174,850	(174,850)	—
ProFund VP UltraSmall-Cap	1,548	(3)	1,545	108,508	(108,508)	—
ProFund VP Utilities	2,263	(2,132)	131	789	(1,716)	(927)
TA Aegon Active Asset Allocation—Conservative Initial Class	60	(704)	(644)	60	—	60
TA Aegon Active Asset Allocation—Moderate Initial Class	—	—	—	—	—	—
TA Aegon Active Asset Allocation—Moderate Growth Initial Class	11,494	(5,194)	6,300	—	(22)	(22)
TA Aegon High Yield Bond Initial Class	846	(1,919)	(1,073)	5,882	(7,147)	(1,265)
TA Aegon Money Market Initial Class	11,699	(3,299)	8,400	64,150	(70,125)	(5,975)
TA Aegon U.S. Government Securities Initial Class	1,608	(9,847)	(8,239)	5,742	(9,982)	(4,240)
TA AllianceBernstein Dynamic Allocation Initial Class	—	(73)	(73)	1,858	(193)	1,665
TA Asset Allocation—Conservative Initial Class	—	—	—	—	—	—
TA Asset Allocation—Growth Initial Class	6,544	(5,964)	580	793	(54)	739
TA Asset Allocation—Moderate Initial Class	2,538	(623)	1,915	2,737	(564)	2,173
TA Asset Allocation—Moderate Growth Initial Class	—	—	—	—	—	—
TA Barrow Hanley Dividend Focused Initial Class	4,400	(10,330)	(5,930)	9,548	(7,309)	2,239
TA BlackRock Global Allocation Initial Class	—	—	—	—	—	—
TA BlackRock Tactical Allocation Initial Class	—	—	—	—	—	—
TA BNP Paribas Large Cap Growth Initial Class	—	—	—	—	—	—
TA Clarion Global Real Estate Securities Initial Class	691	(853)	(162)	1,503	(741)	762
TA Hanlon Income Initial Class	251	(3,614)	(3,363)	260	(39)	221
TA International Moderate Growth Initial Class	65	(821)	(756)	69	(1,448)	(1,379)
TA Janus Balanced Initial Class	—	(1,979)	(1,979)	—	(21)	(21)
TA Jennison Growth Initial Class	3,451	(1,425)	2,026	6,670	(10,045)	(3,375)
TA JPMorgan Core Bond Initial Class	765	(1,766)	(1,001)	1,402	(4,039)	(2,637)
TA JPMorgan Enhanced Index Initial Class	4	(659)	(655)	1,334	(855)	479
TA JPMorgan Tactical Allocation Initial Class	3,943	(10,324)	(6,381)	8,335	(6,583)	1,752

17

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Notes to Financial Statements

3. Change in Units (continued)

	Year Ended December 31, 2013			Year Ended December 31, 2012
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
TA MFS International Equity Initial Class	5,832	(6,313)	(481)	485	(4)	481
TA Morgan Stanley Capital Growth Initial Class	4,212	(688)	3,524	672	(818)	(146)
TA Morgan Stanley Mid-Cap Growth Initial Class	10,918	(5,037)	5,881	29,750	(36,769)	(7,019)
TA Multi-Managed Balanced Initial Class	—	(503)	(503)	42,559	(35,294)	7,265
TA PIMCO Tactical—Balanced Initial Class	—	—	—	—	—	—
TA PIMCO Tactical—Conservative Initial Class	—	—	—	—	—	—
TA PIMCO Tactical—Growth Initial Class	—	—	—	—	—	—
TA PIMCO Total Return Initial Class	3,522	(8,475)	(4,953)	1,280	(1,061)	219
TA Systematic Small/Mid Cap Value Initial Class	6,753	(9,796)	(3,043)	31,728	(28,309)	3,419
TA T. Rowe Price Small Cap Initial Class	11,060	(2,552)	8,508	15,591	(15,587)	4
TA Vanguard ETF—Balanced Initial Class	—	—	—	—	—	—
TA Vanguard ETF—Growth Initial Class	—	(21)	(21)	—	(19)	(19)
TA WMC Diversified Growth Initial Class	314	(889)	(575)	8,762	(12,518)	(3,756)

18

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Notes to Financial Statements

December 31, 2013

4. Financial Highlights

The Separate Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

				Unit Fair Value					Expense			Total Return***
				Corresponding to				Investment	Ratio**			Corresponding to
	Year			Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Ended		Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
AllianceBernstein Balanced Wealth Strategy Class B Shares
	12/31/2013		378	$17.26	to	$17.26	$6,529	1.95%	0.50%	to	0.50%	15.69%	to	15.69%
	12/31/2012		205	14.92	to	14.92	3,061	—	0.50	to	0.50	12.81	to	12.81
	12/31/2011		—	13.22	to	13.22	—	—	0.50	to	0.50	(3.54)	to	(3.54)
	12/31/2010		—	13.71	to	13.71	—	—	0.50	to	0.50	9.75	to	9.75
	12/31/2009	(1)	—	12.49	to	12.49	—	—	0.50	to	0.50	24.91	to	24.91
Fidelity® VIP Index 500 Service Class 2
	12/31/2013		491	14.24	to	14.24	6,996	1.72	0.50	to	0.50	31.25	to	31.25
	12/31/2012		279	10.85	to	10.85	3,029	12.06	0.50	to	0.50	15.05	to	15.05
	12/31/2011		—	9.43	to	9.43	—	—	0.50	to	0.50	1.28	to	1.28
	12/31/2010		—	9.31	to	9.31	—	—	0.50	to	0.50	14.16	to	14.16
	12/31/2009		—	8.16	to	7.77	—	—	0.50	to	1.65	25.67	to	24.25
Franklin Templeton VIP Founding Funds Allocation Class 4 Shares
	12/31/2013		348	19.48	to	19.48	6,771	9.24	0.50	to	0.50	23.07	to	23.07
	12/31/2012		194	15.83	to	15.83	3,073	—	0.50	to	0.50	14.60	to	14.60
	12/31/2011		—	13.81	to	13.81	—	—	0.50	to	0.50	(2.16)	to	(2.16)
	12/31/2010		—	14.12	to	14.12	—	—	0.50	to	0.50	9.69	to	9.69
	12/31/2009	(1)	—	12.87	to	12.87	—	—	0.50	to	0.50	28.72	to	28.72
ProFund Access VP High Yield
	12/31/2013		2,035	15.86	to	15.86	32,271	2.23	0.50	to	0.50	9.47	to	9.47
	12/31/2012		529	14.49	to	14.49	7,666	4.43	0.50	to	0.50	13.55	to	13.55
	12/31/2011		484	12.76	to	12.76	6,173	—	0.50	to	0.50	2.23	to	2.23
	12/31/2010		—	12.48	to	12.48	—	—	0.50	to	0.50	15.80	to	15.80
	12/31/2009		—	10.78	to	11.02	—	—	0.50	to	1.65	16.33	to	15.02
ProFund VP Asia 30
	12/31/2013		1,967	8.73	to	8.73	17,184	—	0.50	to	0.50	14.40	to	14.40
	12/31/2012		—	7.64	to	7.64	—	—	0.50	to	0.50	14.90	to	14.90
	12/31/2011		—	6.65	to	6.65	—	—	0.50	to	0.50	(27.36)	to	(27.36)
	12/31/2010		—	9.15	to	9.15	—	—	0.50	to	0.50	13.34	to	13.34
	12/31/2009		915	8.07	to	7.27	7,387	1.57	0.50	to	1.65	53.43	to	51.70
ProFund VP Basic Materials
	12/31/2013		142	10.41	to	10.41	1,480	1.25	0.50	to	0.50	17.84	to	17.84
	12/31/2012		511	8.83	to	8.83	4,510	0.68	0.50	to	0.50	7.94	to	7.94
	12/31/2011		—	8.18	to	8.18	—	0.14	0.50	to	0.50	(16.57)	to	(16.57)
	12/31/2010		3,711	9.81	to	9.81	36,399	0.55	0.50	to	0.50	29.05	to	29.05
	12/31/2009		3,367	7.60	to	8.20	25,590	0.42	0.50	to	1.65	61.57	to	59.74
ProFund VP Bull
	12/31/2013		—	13.02	to	13.02	—	—	0.50	to	0.50	29.11	to	29.11
	12/31/2012		—	10.09	to	10.09	—	—	0.50	to	0.50	13.32	to	13.32
	12/31/2011		—	8.90	to	8.90	—	—	0.50	to	0.50	(0.50)	to	(0.50)
	12/31/2010		4,504	8.95	to	8.95	40,296	0.09	0.50	to	0.50	12.02	to	12.02
	12/31/2009		2,422	7.99	to	7.58	19,343	1.83	0.50	to	1.65	23.73	to	22.33
ProFund VP Consumer Services
	12/31/2013		—	19.29	to	19.29	—	—	0.50	to	0.50	39.17	to	39.17
	12/31/2012		—	13.86	to	13.86	—	—	0.50	to	0.50	21.49	to	21.49
	12/31/2011		—	11.41	to	11.41	—	—	0.50	to	0.50	4.97	to	4.97
	12/31/2010		—	10.87	to	10.87	—	—	0.50	to	0.50	20.78	to	20.78
	12/31/2009		—	9.00	to	8.46	—	—	0.50	to	1.65	30.15	to	28.68

19

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

			Unit Fair Value					Expense			Total Return***
			Corresponding to				Investment	Ratio**			Corresponding to
	Year		Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Ended	Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
ProFund VP Emerging Markets
	12/31/2013	7,308	$7.00	to	$7.00	$51,124	0.10%	0.50%	to	0.50%	(6.89)%	to	(6.89)%
	12/31/2012	2,166	7.51	to	7.51	16,271	1.16	0.50	to	0.50	6.04	to	6.04
	12/31/2011	—	7.09	to	7.09	—	—	0.50	to	0.50	(20.10)	to	(20.10)
	12/31/2010	8,972	8.87	to	8.87	79,559	—	0.50	to	0.50	9.22	to	9.22
	12/31/2009	3,376	8.12	to	7.92	27,412	0.13	0.50	to	1.65	61.55	to	59.72
ProFund VP Europe 30
	12/31/2013	199	9.93	to	9.93	1,973	0.16	0.50	to	0.50	21.03	to	21.03
	12/31/2012	824	8.20	to	8.20	6,756	2.69	0.50	to	0.50	16.01	to	16.01
	12/31/2011	245	7.07	to	7.07	1,729	0.55	0.50	to	0.50	(9.34)	to	(9.34)
	12/31/2010	560	7.80	to	7.80	4,368	1.66	0.50	to	0.50	2.12	to	2.12
	12/31/2009	580	7.64	to	7.14	4,430	4.24	0.50	to	1.65	31.64	to	30.15
ProFund VP Falling U.S. Dollar
	12/31/2013	672	8.39	to	8.39	5,635	—	0.50	to	0.50	(2.50)	to	(2.50)
	12/31/2012	126	8.60	to	8.60	1,086	—	0.50	to	0.50	(1.27)	to	(1.27)
	12/31/2011	—	8.71	to	8.71	—	—	0.50	to	0.50	(3.21)	to	(3.21)
	12/31/2010	—	9.00	to	9.00	—	—	0.50	to	0.50	(3.07)	to	(3.07)
	12/31/2009	—	9.29	to	9.43	—	8.26	0.50	to	1.65	2.80	to	1.64
ProFund VP Financials
	12/31/2013	—	9.04	to	9.04	—	—	0.50	to	0.50	31.42	to	31.42
	12/31/2012	—	6.88	to	6.88	—	—	0.50	to	0.50	24.11	to	24.11
	12/31/2011	—	5.54	to	5.54	—	—	0.50	to	0.50	(14.26)	to	(14.26)
	12/31/2010	—	6.46	to	6.46	—	—	0.50	to	0.50	10.38	to	10.38
	12/31/2009	—	5.85	to	5.25	—	—	0.50	to	1.65	14.44	to	13.14
ProFund VP International
	12/31/2013	—	8.99	to	8.99	—	—	0.50	to	0.50	18.90	to	18.90
	12/31/2012	—	7.56	to	7.56	—	—	0.50	to	0.50	15.35	to	15.35
	12/31/2011	—	6.56	to	6.56	—	—	0.50	to	0.50	(14.76)	to	(14.76)
	12/31/2010	3,786	7.69	to	7.69	29,125	—	0.50	to	0.50	7.27	to	7.27
	12/31/2009	1,523	7.17	to	6.65	10,925	0.04	0.50	to	1.65	24.03	to	22.62
ProFund VP Japan
	12/31/2013	1,987	9.42	to	9.42	18,716	—	0.50	to	0.50	47.50	to	47.50
	12/31/2012	—	6.39	to	6.39	—	—	0.50	to	0.50	22.34	to	22.34
	12/31/2011	2,316	5.22	to	5.22	12,093	—	0.50	to	0.50	(18.94)	to	(18.94)
	12/31/2010	—	6.44	to	6.44	—	—	0.50	to	0.50	(7.00)	to	(7.00)
	12/31/2009	—	6.93	to	6.30	—	—	0.50	to	1.65	9.78	to	8.54
ProFund VP Mid-Cap
	12/31/2013	—	14.49	to	14.49	—	—	0.50	to	0.50	30.14	to	30.14
	12/31/2012	2,689	11.13	to	11.13	29,936	—	0.50	to	0.50	14.96	to	14.96
	12/31/2011	—	9.68	to	9.68	—	—	0.50	to	0.50	(4.66)	to	(4.66)
	12/31/2010	607	10.16	to	10.16	6,164	—	0.50	to	0.50	23.43	to	23.43
	12/31/2009	—	8.23	to	7.94	—	—	0.50	to	1.65	32.22	to	30.72
ProFund VP Money Market
	12/31/2013	8,747	9.76	to	9.76	85,385	0.01	0.50	to	0.50	(0.48)	to	(0.48)
	12/31/2012	89,110	9.81	to	9.81	874,046	0.01	0.50	to	0.50	(0.48)	to	(0.48)
	12/31/2011	84,583	9.86	to	9.86	833,646	0.02	0.50	to	0.50	(0.48)	to	(0.48)
	12/31/2010	—	9.90	to	9.90	—	0.02	0.50	to	0.50	(0.48)	to	(0.48)
	12/31/2009	2,119	9.95	to	9.78	21,087	0.02	0.50	to	1.65	(0.47)	to	(1.59)
ProFund VP NASDAQ-100
	12/31/2013	—	16.80	to	16.80	—	—	0.50	to	0.50	33.61	to	33.61
	12/31/2012	1,108	12.57	to	12.57	13,933	—	0.50	to	0.50	15.65	to	15.65
	12/31/2011	4,467	10.87	to	10.87	48,559	—	0.50	to	0.50	0.95	to	0.95
	12/31/2010	—	10.77	to	10.77	—	—	0.50	to	0.50	17.66	to	17.66
	12/31/2009	1,720	9.15	to	8.70	15,738	—	0.50	to	1.65	51.25	to	49.54

20

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

			Unit Fair Value					Expense			Total Return***
			Corresponding to				Investment	Ratio**			Corresponding to
	Year		Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Ended	Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
ProFund VP Oil & Gas
	12/31/2013	136	$10.78	to	$10.78	$1,461	0.45%	0.50%	to	0.50%	23.45%	to	23.45%
	12/31/2012	374	8.73	to	8.73	3,261	0.14	0.50	to	0.50	2.38	to	2.38
	12/31/2011	536	8.53	to	8.53	4,572	0.20	0.50	to	0.50	1.74	to	1.74
	12/31/2010	116	8.38	to	8.38	970	—	0.50	to	0.50	17.18	to	17.18
	12/31/2009	—	7.15	to	7.78	—	—	0.50	to	1.65	14.92	to	13.62
ProFund VP Pharmaceuticals
	12/31/2013	—	17.37	to	17.37	—	—	0.50	to	0.50	30.97	to	30.97
	12/31/2012	—	13.26	to	13.26	—	—	0.50	to	0.50	11.30	to	11.30
	12/31/2011	—	11.92	to	11.92	—	—	0.50	to	0.50	15.55	to	15.55
	12/31/2010	—	10.31	to	10.31	—	—	0.50	to	0.50	(0.02)	to	(0.02)
	12/31/2009	—	10.32	to	8.99	—	—	0.50	to	1.65	16.31	to	15.00
ProFund VP Precious Metals
	12/31/2013	9,041	5.39	to	5.39	48,713	—	0.50	to	0.50	(38.25)	to	(38.25)
	12/31/2012	1,018	8.73	to	8.73	8,882	—	0.50	to	0.50	(14.97)	to	(14.97)
	12/31/2011	359	10.26	to	10.26	3,687	—	0.50	to	0.50	(19.62)	to	(19.62)
	12/31/2010	928	12.77	to	12.77	11,849	—	0.50	to	0.50	32.27	to	32.27
	12/31/2009	992	9.65	to	9.17	9,579	1.03	0.50	to	1.65	34.66	to	33.13
ProFund VP Short Emerging Markets
	12/31/2013	—	5.32	to	5.32	—	—	0.50	to	0.50	(0.73)	to	(0.73)
	12/31/2012	—	5.35	to	5.35	—	—	0.50	to	0.50	(13.48)	to	(13.48)
	12/31/2011	—	6.19	to	6.19	—	—	0.50	to	0.50	10.11	to	10.11
	12/31/2010	—	5.62	to	5.62	—	—	0.50	to	0.50	(18.82)	to	(18.82)
	12/31/2009	—	6.92	to	6.36	—	—	0.50	to	1.65	(48.97)	to	(49.55)
ProFund VP Short International
	12/31/2013	—	5.02	to	5.02	—	—	0.50	to	0.50	(21.40)	to	(21.40)
	12/31/2012	—	6.38	to	6.38	—	—	0.50	to	0.50	(20.55)	to	(20.55)
	12/31/2011	—	8.03	to	8.03	—	—	0.50	to	0.50	1.30	to	1.30
	12/31/2010	—	7.93	to	7.93	—	—	0.50	to	0.50	(15.12)	to	(15.12)
	12/31/2009	—	9.34	to	9.35	—	—	0.50	to	1.65	(30.63)	to	(31.41)
ProFund VP Short NASDAQ-100
	12/31/2013	—	3.32	to	3.32	—	—	0.50	to	0.50	(29.75)	to	(29.75)
	12/31/2012	228	4.72	to	4.72	1,079	—	0.50	to	0.50	(19.20)	to	(19.20)
	12/31/2011	727	5.85	to	5.85	4,250	—	0.50	to	0.50	(10.92)	to	(10.92)
	12/31/2010	—	6.56	to	6.56	—	—	0.50	to	0.50	(21.58)	to	(21.58)
	12/31/2009	—	8.37	to	8.27	—	—	0.50	to	1.65	(40.96)	to	(41.62)
ProFund VP Short Small-Cap
	12/31/2013	—	2.85	to	2.85	—	—	0.50	to	0.50	(31.59)	to	(31.59)
	12/31/2012	—	4.17	to	4.17	—	—	0.50	to	0.50	(19.37)	to	(19.37)
	12/31/2011	—	5.17	to	5.17	—	—	0.50	to	0.50	(9.54)	to	(9.54)
	12/31/2010	—	5.72	to	5.72	—	—	0.50	to	0.50	(29.30)	to	(29.30)
	12/31/2009	—	8.09	to	8.12	—	—	0.50	to	1.65	(32.71)	to	(33.47)
ProFund VP Small-Cap
	12/31/2013	3,484	15.30	to	15.30	53,304	—	0.50	to	0.50	36.50	to	36.50
	12/31/2012	3,965	11.21	to	11.21	44,438	—	0.50	to	0.50	14.18	to	14.18
	12/31/2011	—	9.82	to	9.82	—	—	0.50	to	0.50	(6.12)	to	(6.12)
	12/31/2010	—	10.46	to	10.46	—	—	0.50	to	0.50	24.17	to	24.17
	12/31/2009	—	8.42	to	7.81	—	—	0.50	to	1.65	25.44	to	24.02
ProFund VP Small-Cap Value
	12/31/2013	3,412	15.55	to	15.55	53,069	0.34	0.50	to	0.50	36.99	to	36.99
	12/31/2012	4,165	11.35	to	11.35	47,289	—	0.50	to	0.50	15.58	to	15.58
	12/31/2011	—	9.82	to	9.82	—	—	0.50	to	0.50	(4.58)	to	(4.58)
	12/31/2010	—	10.30	to	10.30	—	0.23	0.50	to	0.50	21.49	to	21.49
	12/31/2009	—	8.47	to	7.91	—	—	0.50	to	1.65	19.80	to	18.45

21

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

				Unit Fair Value					Expense			Total Return***
				Corresponding to				Investment	Ratio**			Corresponding to
	Year			Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Ended		Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
ProFund VP Telecommunications
	12/31/2013		—	$11.48	to	$11.48	$—	—%	0.50%	to	0.50%	11.51%	to	11.51%
	12/31/2012		—	10.29	to	10.29	—	—	0.50	to	0.50	15.94	to	15.94
	12/31/2011		—	8.88	to	8.88	—	—	0.50	to	0.50	1.36	to	1.36
	12/31/2010		—	8.76	to	8.76	—	—	0.50	to	0.50	15.11	to	15.11
	12/31/2009		—	7.61	to	6.91	—	—	0.50	to	1.65	6.79	to	5.58
ProFund VP U.S. Government Plus
	12/31/2013		—	12.64	to	12.64	—	—	0.50	to	0.50	(19.51)	to	(19.51)
	12/31/2012		1,883	15.70	to	15.70	29,568	—	0.50	to	0.50	0.47	to	0.47
	12/31/2011		1,101	15.63	to	15.63	17,210	0.03	0.50	to	0.50	42.80	to	42.80
	12/31/2010		59	10.94	to	10.94	647	0.50	0.50	to	0.50	9.57	to	9.57
	12/31/2009		—	9.99	to	9.94	—	0.06	0.50	to	1.65	(32.95)	to	(33.71)
ProFund VP UltraNASDAQ-100
	12/31/2013		86,636	16.72	to	16.72	1,448,192	—	0.50	to	0.50	78.15	to	78.15
	12/31/2012	(1)	—	9.38	to	9.38	—	—	0.50	to	0.50	—	to	—
ProFund VP UltraSmall-Cap
	12/31/2013		1,545	15.34	to	15.34	23,698	—	0.50	to	0.50	85.73	to	85.73
	12/31/2012		—	8.26	to	8.26	—	—	0.50	to	0.50	28.87	to	28.87
	12/31/2011		—	6.41	to	6.41	—	—	0.50	to	0.50	(19.24)	to	(19.24)
	12/31/2010		71,984	7.93	to	7.93	571,094	—	0.50	to	0.50	47.70	to	47.70
	12/31/2009		—	5.37	to	4.45	—	—	0.50	to	1.65	39.48	to	37.90
ProFund VP Utilities
	12/31/2013		131	10.99	to	10.99	1,435	2.64	0.50	to	0.50	12.75	to	12.75
	12/31/2012		—	9.74	to	9.74	—	1.78	0.50	to	0.50	(0.36)	to	(0.36)
	12/31/2011		927	9.78	to	9.78	9,069	2.72	0.50	to	0.50	16.92	to	16.92
	12/31/2010		—	8.36	to	8.36	—	2.51	0.50	to	0.50	5.42	to	5.42
	12/31/2009		—	7.93	to	7.63	—	—	0.50	to	1.65	10.18	to	8.94
TA Aegon Active Asset Allocation—Conservative Initial Class
	12/31/2013		27	11.24	to	11.24	299	0.02	0.50	to	0.50	6.75	to	6.75
	12/31/2012		671	10.53	to	10.53	7,068	0.40	0.50	to	0.50	6.46	to	6.46
	12/31/2011	(1)	611	9.89	to	9.89	6,041	—	0.50	to	0.50	(1.13)	to	(1.13)
TA Aegon Active Asset Allocation—Moderate Initial Class
	12/31/2013		—	11.59	to	11.59	—	—	0.50	to	0.50	10.76	to	10.76
	12/31/2012		—	10.47	to	10.47	—	—	0.50	to	0.50	8.17	to	8.17
	12/31/2011	(1)	—	9.68	to	9.68	—	—	0.50	to	0.50	(3.22)	to	(3.22)
TA Aegon Active Asset Allocation—Moderate Growth Initial Class
	12/31/2013		8,370	11.93	to	11.93	99,884	—	0.50	to	0.50	16.38	to	16.38
	12/31/2012		2,070	10.25	to	10.25	21,226	0.67	0.50	to	0.50	10.62	to	10.62
	12/31/2011	(1)	2,092	9.27	to	9.27	19,394	—	0.50	to	0.50	(7.31)	to	(7.31)
TA Aegon High Yield Bond Initial Class
	12/31/2013		550	15.60	to	15.60	8,575	1.64	0.50	to	0.50	6.07	to	6.07
	12/31/2012		1,623	14.71	to	14.71	23,878	4.14	0.50	to	0.50	16.78	to	16.78
	12/31/2011		2,888	12.59	to	12.59	36,369	7.74	0.50	to	0.50	4.25	to	4.25
	12/31/2010		1,286	12.08	to	12.08	15,537	6.32	0.50	to	0.50	11.88	to	11.88
	12/31/2009		3,021	10.80	to	10.62	32,619	13.46	0.50	to	1.65	46.50	to	44.85

22

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

				Unit Fair Value					Expense			Total Return***
				Corresponding to				Investment	Ratio**			Corresponding to
	Year			Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Ended		Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
TA Aegon Money Market Initial Class
	12/31/2013		8,757	$9.87	to	$8.61	$86,108	—%	0.50%	to	3.20%	(0.49)%	to	(3.10)%
	12/31/2012		357	9.92	to	8.88	3,294	0.01	0.50	to	3.20	(0.50)	to	(3.11)
	12/31/2011		6,332	9.96	to	9.17	58,484	0.01	0.50	to	3.20	(0.49)	to	(3.09)
	12/31/2010		51,251	10.01	to	9.46	484,702	—	0.50	to	3.20	(0.49)	to	(3.10)
	12/31/2009		79,113	10.06	to	9.76	772,725	0.13	0.50	to	3.20	(0.37)	to	(2.98)
TA Aegon U.S. Government Securities Initial Class
	12/31/2013		32,704	12.38	to	10.93	358,612	2.41	0.50	to	3.20	(2.72)	to	(5.27)
	12/31/2012		40,943	12.72	to	11.54	483,063	1.60	0.50	to	3.20	4.62	to	1.87
	12/31/2011		45,183	12.16	to	11.33	521,886	2.93	0.50	to	3.20	7.07	to	4.28
	12/31/2010		26,187	11.36	to	10.86	284,441	2.91	0.50	to	3.20	3.88	to	1.17
	12/31/2009		30,565	10.94	to	10.74	328,174	2.25	0.50	to	3.20	3.95	to	1.23
TA AllianceBernstein Dynamic Allocation Initial Class
	12/31/2013		4,595	10.55	to	9.95	45,732	1.16	0.50	to	3.20	6.65	to	3.86
	12/31/2012		4,668	9.89	to	9.58	44,728	0.75	0.50	to	3.20	5.61	to	2.83
	12/31/2011		3,003	9.36	to	9.32	27,987	0.60	0.50	to	3.20	1.31	to	(1.34)
	12/31/2010		3,270	9.24	to	9.45	30,831	4.44	0.50	to	3.20	8.75	to	5.90
	12/31/2009		6,074	8.50	to	8.92	53,537	3.06	0.50	to	3.20	30.64	to	27.23
TA Asset Allocation—Conservative Initial Class
	12/31/2013		—	12.59	to	12.59	—	—	0.50	to	0.50	8.82	to	8.82
	12/31/2012		—	11.57	to	11.57	—	—	0.50	to	0.50	6.92	to	6.92
	12/31/2011		—	10.82	to	10.82	—	—	0.50	to	0.50	2.15	to	2.15
	12/31/2010		—	10.59	to	10.59	—	—	0.50	to	0.50	8.39	to	8.39
	12/31/2009		—	9.77	to	9.56	—	—	0.50	to	1.65	24.60	to	23.19
TA Asset Allocation—Growth Initial Class
	12/31/2013		3,748	12.23	to	12.23	45,858	1.20	0.50	to	0.50	26.18	to	26.18
	12/31/2012		3,168	9.70	to	9.70	30,716	1.30	0.50	to	0.50	12.03	to	12.03
	12/31/2011		2,429	8.65	to	8.65	21,023	3.02	0.50	to	0.50	(5.89)	to	(5.89)
	12/31/2010		9,710	9.20	to	9.20	89,292	1.06	0.50	to	0.50	14.38	to	14.38
	12/31/2009		8,475	8.04	to	7.60	67,060	2.56	0.50	to	1.65	29.17	to	27.71
TA Asset Allocation—Moderate Initial Class
	12/31/2013		19,438	12.69	to	12.69	246,712	2.34	0.50	to	0.50	12.94	to	12.94
	12/31/2012		17,523	11.24	to	11.24	196,938	2.51	0.50	to	0.50	8.89	to	8.89
	12/31/2011		15,350	10.32	to	10.32	158,438	2.12	0.50	to	0.50	0.09	to	0.09
	12/31/2010		12,921	10.31	to	10.31	133,245	3.51	0.50	to	0.50	9.83	to	9.83
	12/31/2009		10,125	9.39	to	9.08	95,071	—	0.50	to	1.65	25.77	to	24.35
TA Asset Allocation—Moderate Growth Initial Class
	12/31/2013		—	12.52	to	12.52	—	—	0.50	to	0.50	18.79	to	18.79
	12/31/2012		—	10.54	to	10.54	—	—	0.50	to	0.50	10.09	to	10.09
	12/31/2011		—	9.58	to	9.58	—	—	0.50	to	0.50	(2.50)	to	(2.50)
	12/31/2010		—	9.82	to	9.82	—	—	0.50	to	0.50	12.17	to	12.17
	12/31/2009		—	8.76	to	8.36	—	—	0.50	to	1.65	27.52	to	26.08
TA Barrow Hanley Dividend Focused Initial Class
	12/31/2013		585	12.72	to	12.72	7,443	3.58	0.50	to	0.50	29.59	to	29.59
	12/31/2012		6,515	9.81	to	9.81	63,947	1.57	0.50	to	0.50	11.16	to	11.16
	12/31/2011		4,276	8.83	to	8.83	37,750	2.19	0.50	to	0.50	2.23	to	2.23
	12/31/2010		—	8.64	to	8.64	—	—	0.50	to	0.50	9.90	to	9.90
	12/31/2009		—	7.86	to	7.50	—	—	0.50	to	1.65	13.42	to	12.14
TA BlackRock Global Allocation Initial Class
	12/31/2013		—	11.63	to	11.63	—	—	0.50	to	0.50	14.04	to	14.04
	12/31/2012		—	10.20	to	10.20	—	—	0.50	to	0.50	9.72	to	9.72
	12/31/2011	(1)	—	9.29	to	9.29	—	—	0.50	to	0.50	(7.08)	to	(7.08)

23

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

				Unit Fair Value					Expense			Total Return***
				Corresponding to				Investment	Ratio**			Corresponding to
	Year			Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Ended		Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
TA BlackRock Tactical Allocation Initial Class
	12/31/2013		—	$11.97	to	$11.97	$—	—%	0.50%	to	0.50%	12.07%	to	12.07%
	12/31/2012		—	10.68	to	10.68	—	—	0.50	to	0.50	9.68	to	9.68
	12/31/2011	(1)	—	9.74	to	9.74	—	—	0.50	to	0.50	(2.62)	to	(2.62)
TA BNP Paribas Large Cap Growth Initial Class
	12/31/2013		—	23.54	to	23.54	—	—	0.50	to	0.50	32.44	to	32.44
	12/31/2012		—	17.78	to	17.78	—	—	0.50	to	0.50	16.54	to	16.54
	12/31/2011		—	15.25	to	15.25	—	—	0.50	to	0.50	(2.75)	to	(2.75)
	12/31/2010		—	15.68	to	15.68	—	—	0.50	to	0.50	18.58	to	18.58
	12/31/2009	(1)	—	13.23	to	13.23	—	—	0.50	to	0.50	32.27	to	32.27
TA Clarion Global Real Estate Securities Initial Class
	12/31/2013		600	10.32	to	10.32	6,189	3.51	0.50	to	0.50	3.38	to	3.38
	12/31/2012		762	9.98	to	9.98	7,610	1.94	0.50	to	0.50	24.63	to	24.63
	12/31/2011		—	8.01	to	8.01	—	5.32	0.50	to	0.50	(6.20)	to	(6.20)
	12/31/2010		114	8.54	to	8.54	970	—	0.50	to	0.50	15.09	to	15.09
	12/31/2009		219	7.42	to	7.13	1,626	—	0.50		1.65	32.75	to	31.25
TA Hanlon Income Initial Class
	12/31/2013		507	12.01	to	12.01	6,087	2.03	0.50	to	0.50	2.67	to	2.67
	12/31/2012		3,870	11.70	to	11.70	45,262	2.36	0.50	to	0.50	3.21	to	3.21
	12/31/2011		3,649	11.33	to	11.33	41,356	1.28	0.50	to	0.50	2.65	to	2.65
	12/31/2010		17,567	11.04	to	11.04	193,959	0.12	0.50	to	0.50	(0.11)	to	(0.11)
	12/31/2009	(1)	1,877	11.05	to	11.05	20,746	—	0.50	to	0.50	10.53	to	10.53
TA International Moderate Growth Initial Class
	12/31/2013		28	10.67	to	10.67	304	0.02	0.50	to	0.50	12.16	to	12.16
	12/31/2012		784	9.52	to	9.52	7,464	2.67	0.50	to	0.50	12.24	to	12.24
	12/31/2011		2,163	8.48	to	8.48	18,340	—	0.50	to	0.50	(7.83)	to	(7.83)
	12/31/2010		—	9.20	to	9.20	—	—	0.50	to	0.50	9.95	to	9.95
	12/31/2009		—	8.37	to	7.97	—	—	0.50	to	1.65	29.05	to	27.59
TA Janus Balanced Initial Class
	12/31/2013		—	12.57	to	12.57	—	—	0.50	to	0.50	18.68	to	18.68
	12/31/2012		1,979	10.59	to	10.59	20,952	—	0.50	to	0.50	12.19	to	12.19
	12/31/2011		2,000	9.44	to	9.44	18,878	0.28	0.50	to	0.50	(11.05)	to	(11.05)
	12/31/2010		2,017	10.61	to	10.61	21,407	0.16	0.50	to	0.50	2.88	to	2.88
	12/31/2009	(1)	938	10.31	to	10.31	9,671	—	0.50	to	0.50	3.14	to	3.14
TA Jennison Growth Initial Class
	12/31/2013		3,437	16.86	to	16.86	57,952	—	0.50	to	0.50	37.02	to	37.02
	12/31/2012		1,411	12.31	to	12.31	17,365	0.09	0.50	to	0.50	15.19	to	15.19
	12/31/2011		4,786	10.68	to	10.68	51,126	0.19	0.50	to	0.50	(1.12)	to	(1.12)
	12/31/2010	(1)	—	10.80	to	10.80	—	—	0.50	to	0.50	8.04	to	8.04
TA JPMorgan Core Bond Initial Class
	12/31/2013		—	13.24	to	13.24	—	—	0.50	to	0.50	(2.33)	to	(2.33)
	12/31/2012		1,001	13.56	to	13.56	13,566	1.37	0.50	to	0.50	4.46	to	4.46
	12/31/2011		3,638	12.98	to	12.98	47,226	3.98	0.50	to	0.50	6.99	to	6.99
	12/31/2010		880	12.13	to	12.13	10,675	13.64	0.50	to	0.50	7.70	to	7.70
	12/31/2009		—	11.26	to	11.27	—	1.44	0.50	to	1.65	9.04	to	7.80
TA JPMorgan Enhanced Index Initial Class
	12/31/2013		101	14.67	to	14.67	1,481	0.29	0.50	to	0.50	31.86	to	31.86
	12/31/2012		756	11.13	to	11.13	8,415	1.10	0.50	to	0.50	15.77	to	15.77
	12/31/2011		277	9.61	to	9.61	2,659	5.40	0.50	to	0.50	0.24	to	0.24
	12/31/2010		—	9.59	to	9.59	—	—	0.50	to	0.50	14.60	to	14.60
	12/31/2009		—	8.37	to	7.92	—	—	0.50	to	1.65	28.95	to	27.49

24

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

				Unit Fair Value					Expense			Total Return***
				Corresponding to				Investment	Ratio**			Corresponding to
	Year			Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Ended		Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
TA JPMorgan Tactical Allocation Initial Class
	12/31/2013		146	$11.25	to	$11.25	$1,644	1.59%	0.50%	to	0.50%	4.98%	to	4.98%
	12/31/2012		6,527	10.72	to	10.72	69,963	0.53	0.50	to	0.50	7.18	to	7.18
	12/31/2011		4,775	10.00	to	10.00	47,754	0.31	0.50	to	0.50	3.12	to	3.12
	12/31/2010		678	9.70	to	9.70	6,580	3.76	0.50	to	0.50	(0.61)	to	(0.61)
	12/31/2009		705	9.76	to	9.54	6,881	4.52	0.50	to	1.65	3.68	to	2.50
TA MFS International Equity Initial Class
	12/31/2013		—	12.06	to	12.06	—	—	0.50	to	0.50	17.50	to	17.50
	12/31/2012		481	10.26	to	10.26	4,936	—	0.50	to	0.50	21.55	to	21.55
	12/31/2011		—	8.44	to	8.44	—	—	0.50	to	0.50	(10.50)	to	(10.50)
	12/31/2010		—	9.44	to	9.44	—	—	0.50	to	0.50	9.95	to	9.95
	12/31/2009		—	8.58	to	8.37	—	—	0.50	to	1.65	32.02	to	30.53
TA Morgan Stanley Capital Growth Initial Class
	12/31/2013		3,524	16.60	to	16.60	58,517	—	0.50	to	0.50	47.51	to	47.51
	12/31/2012		—	11.26	to	11.26	—	—	0.50	to	0.50	14.97	to	14.97
	12/31/2011		146	9.79	to	9.79	1,426	—	0.50	to	0.50	(6.27)	to	(6.27)
	12/31/2010		—	10.45	to	10.45	—	—	0.50	to	0.50	26.80	to	26.80
	12/31/2009		—	8.24	to	7.96	—	—	0.50	to	1.65	27.27	to	25.83
TA Morgan Stanley Mid-Cap Growth Initial Class
	12/31/2013		24,928	16.36	to	14.25	371,349	0.82	0.50	to	3.20	38.45	to	34.83
	12/31/2012		19,047	11.81	to	10.57	203,430	—	0.50	to	3.20	8.54	to	5.68
	12/31/2011		26,066	10.88	to	10.00	265,702	0.19	0.50	to	3.20	(7.17)	to	—
	12/31/2010		1,571	11.73	to	11.73	18,427	0.05	0.50	to	0.50	33.23	to	33.23
	12/31/2009		3,631	8.80	to	8.43	31,961	—	0.50	to	1.65	59.76	to	57.95
TA Multi-Managed Balanced Initial Class
	12/31/2013		113,231	14.73	to	13.22	1,497,060	1.60	0.50	to	3.20	17.51	to	14.43
	12/31/2012		113,734	12.54	to	11.55	1,314,029	1.66	0.50	to	3.20	12.01	to	9.06
	12/31/2011		106,469	11.19	to	10.59	1,127,852	2.36	0.50	to	3.20	3.52	to	0.82
	12/31/2010		146,501	10.81	to	10.51	1,539,297	0.55	0.50	to	3.20	23.50	to	20.27
	12/31/2009		100,782	8.75	to	8.74	880,336	1.65	0.50	to	3.20	25.67	to	22.38
TA PIMCO Tactical—Balanced Initial Class
	12/31/2013		—	11.85	to	11.85	—	—	0.50	to	0.50	11.60	to	11.60
	12/31/2012		—	10.62	to	10.62	—	—	0.50	to	0.50	0.78	to	0.78
	12/31/2011		—	10.53	to	10.53	—	—	0.50	to	0.50	(3.68)	to	(3.68)
	12/31/2010		—	10.93	to	10.93	—	—	0.50	to	0.50	(3.76)	to	(3.76)
	12/31/2009	(1)	—	11.36	to	11.36	—	—	0.50	to	0.50	13.62	to	13.62
TA PIMCO Tactical—Conservative Initial Class
	12/31/2013		—	11.22	to	11.22	—	—	0.50	to	0.50	7.90	to	7.90
	12/31/2012		—	10.40	to	10.40	—	—	0.50	to	0.50	1.19	to	1.19
	12/31/2011		—	10.28	to	10.28	—	—	0.50	to	0.50	(7.61)	to	(7.61)
	12/31/2010		—	11.13	to	11.13	—	—	0.50	to	0.50	(2.34)	to	(2.34)
	12/31/2009	(1)	—	11.39	to	11.39	—	—	0.50	to	0.50	13.92	to	13.92
TA PIMCO Tactical—Growth Initial Class
	12/31/2013		—	11.74	to	11.74	—	—	0.50	to	0.50	16.45	to	16.45
	12/31/2012		—	10.08	to	10.08	—	—	0.50	to	0.50	0.48	to	0.48
	12/31/2011		—	10.03	to	10.03	—	—	0.50	to	0.50	(11.81)	to	(11.81)
	12/31/2010		—	11.37	to	11.37	—	—	0.50	to	0.50	(0.94)	to	(0.94)
	12/31/2009	(1)	—	11.48	to	11.48	—	—	0.50	to	0.50	14.82	to	14.82
TA PIMCO Total Return Initial Class
	12/31/2013		99	12.79	to	12.79	1,271	2.67	0.50	to	0.50	(3.03)	to	(3.03)
	12/31/2012		5,052	13.19	to	13.19	66,656	4.26	0.50	to	0.50	7.01	to	7.01
	12/31/2011		4,833	12.33	to	12.33	59,592	2.20	0.50	to	0.50	5.74	to	5.74
	12/31/2010		7,039	11.66	to	11.66	82,077	4.09	0.50	to	0.50	6.66	to	6.66
	12/31/2009		6,925	10.93	to	11.06	75,708	7.19	0.50	to	1.65	15.46	to	14.15

25

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

			Unit Fair Value					Expense			Total Return***
			Corresponding to				Investment	Ratio**			Corresponding to
	Year		Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Ended	Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio
TA Systematic Small/Mid Cap Value Initial Class
	12/31/2013	15,426	$16.63	to	$16.88	$259,794	0.41%	0.50%	to	3.20%	35.64%	to	32.09%
	12/31/2012	18,469	12.26	to	12.78	233,189	0.50	0.50	to	3.20	15.80	to	12.76
	12/31/2011	15,050	10.58	to	11.33	168,397	0.17	0.50	to	3.20	(3.14)	to	(5.67)
	12/31/2010	39,596	10.93	to	12.02	472,715	0.78	0.50	to	3.20	29.76	to	26.37
	12/31/2009	38,203	8.42	to	9.51	360,955	3.29	0.50	to	3.20	42.50	to	38.77
TA T. Rowe Price Small Cap Initial Class
	12/31/2013	9,278	20.36	to	20.36	188,873	0.12	0.50	to	0.50	43.35	to	43.35
	12/31/2012	770	14.20	to	14.20	10,936	—	0.50	to	0.50	15.11	to	15.11
	12/31/2011	766	12.34	to	12.34	9,454	—	0.50	to	0.50	1.19	to	1.19
	12/31/2010	2,112	12.19	to	12.19	25,746	—	0.50	to	0.50	33.76	to	33.76
	12/31/2009	5,213	9.11	to	8.61	47,518	—	0.50	to	1.65	38.01	to	36.45
TA Vanguard ETF—Balanced Initial Class
	12/31/2013	—	12.86	to	12.86	—	—	0.50	to	0.50	11.21	to	11.21
	12/31/2012	—	11.57	to	11.57	—	—	0.50	to	0.50	8.13	to	8.13
	12/31/2011	—	10.70	to	10.70	—	—	0.50	to	0.50	1.06	to	1.06
	12/31/2010	—	10.58	to	10.58	—	—	0.50	to	0.50	10.52	to	10.52
	12/31/2009	—	9.58	to	9.40	—	—	0.50	to	1.65	16.04	to	14.73
TA Vanguard ETF—Growth Initial Class
	12/31/2013	170	13.13	to	13.13	2,236	1.34	0.50	to	0.50	18.49	to	18.49
	12/31/2012	191	11.08	to	11.08	2,117	1.80	0.50	to	0.50	11.23	to	11.23
	12/31/2011	210	9.96	to	9.96	2,089	1.35	0.50	to	0.50	(1.35)	to	(1.35)
	12/31/2010	467	10.09	to	10.09	4,711	1.22	0.50	to	0.50	12.59	to	12.59
	12/31/2009	483	8.97	to	8.80	4,333	0.56	0.50	to	1.65	23.06	to	21.67
TA WMC Diversified Growth Initial Class
	12/31/2013	3,095	12.26	to	11.11	35,076	0.88	0.50	to	3.20	31.81	to	28.36
	12/31/2012	3,670	9.30	to	8.66	32,502	0.34	0.50	to	3.20	12.60	to	9.64
	12/31/2011	7,426	8.26	to	7.89	58,899	0.41	0.50	to	3.20	(4.21)	to	(6.71)
	12/31/2010	14,997	8.63	to	8.46	126,914	0.42	0.50	to	3.20	17.22	to	14.16
	12/31/2009	29,072	7.36	to	7.41	215,396	0.96	0.50	to	3.20	28.55	to	25.19

(1)	See footnote 1
*	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.
**	These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.

26

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

***	These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Effective 2012, total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Effective 2011, expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

27

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Notes to Financial Statements

December 31, 2013

5. Administrative and Mortality and Expense Risk Charges

Under some forms of the policies, a sales charge and premium taxes are deducted by WRL prior to allocation of policy owner payments to the subaccounts. Contingent surrender charges may also apply. Under all forms of the Policy, monthly charges against policy cash values are made to compensate WRL for costs of insurance provided. A daily charge equal to an annual rate from 0.50% and 3.20% of average daily net assets is assessed to compensate WRL for assumption of mortality and expense risks in connection with the issuance and administration of the Policies. This charge (not assessed at the individual contract level) effectively reduces the value of a unit outstanding during the year.

6. Income Tax

Operations of the Separate Account form a part of MLIC, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of MLIC for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from MLIC. Under existing federal income tax laws, the income of the Separate Account is not taxable to MLIC, as long as earnings are credited under the variable annuity contracts.

7. Dividend Distributions

Dividends are not declared by the Separate Account, since the increase in the value of the underlying investment in the Mutual Funds is reflected daily in the accumulation unit price used to calculate the equity value within the Separate Account. Consequently, a dividend distribution by the Mutual Funds does not change either the accumulation unit price or equity values within the Separate Account.

28

Western Reserve Life Assurance Co. of Ohio

WRL Series Life Account G

Notes to Financial Statements

December 31, 2013

8. Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon daily unadjusted quoted prices, therefore are considered Level 1.

9. Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

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May 1, 2008

STATEMENT OF ADDITIONAL INFORMATION

WRL BENEFACTORSM

issued through

WRL Series Life Account G

by

Western Reserve Life Assurance Co. of Ohio

Administrative Office:

570 Carillon Parkway

St. Petersburg, Florida 33716

1-800-851-9777

(727) 299-1800

Direct all premium payments,

loan repayments, correspondence,

and notices to the Mailing Address:

4333 Edgewood Road, N.E.

Cedar Rapids, Iowa 52499

This Statement of Additional Information (“SAI”) expands upon subjects discussed in the current prospectus for the WRL BenefactorSM flexible premium variable life insurance policy offered by Western Reserve Life Assurance Co. of Ohio. You may obtain a copy of the prospectus dated May 1, 2008, by calling our administrative office at 1-800-851-9777 (Monday – Friday from 8:30 a.m. – 7:00 p.m. Eastern time), or by writing to the mailing address at, Western Reserve Life, 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499. The prospectus sets forth information that a prospective investor should know before investing in a Policy. Terms used in this SAI have the same meanings as in the prospectus for the Policy.

This SAI is not a prospectus and should be read only in conjunction with the prospectuses for the Policy and the Transamerica Series Trust – Initial Class.

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Glossary

accounts	The options to which you can allocate your money. The accounts include the fixed account and the subaccounts in the separate account.

administrative office	Our administrative office address is P.O. Box 5068, Clearwater, Florida, 33758-5068. Our street address is 570 Carillon Parkway, St. Petersburg, Florida, 33716. Our phone number is 1-800-851-9777; our facsimile number is 1-727-299-1620. Our administrative office serves as the recipient of all website (www.westernreserve.com), facsimile, and telephonic transactions. Our hours are Monday – Friday from 8:30 a.m. – 7:00 p.m. Eastern time. Please do not send any money, correspondence or notices to this office; send them to the mailing address.

amount at risk	The death benefit, as described in the Policy, less the cash value of the Policy.

attained age	The issue age of the person insured, plus the number of completed years since the Policy date.

beneficiary(ies)	The person or persons you select to receive the death benefit proceeds from the Policy. You name the primary beneficiary and contingent beneficiaries.

cash value	At the end of any valuation period, the sum of your Policy’s value in the subaccounts and the fixed account. If there is a Policy loan outstanding, the cash value includes any amounts held in our fixed account to secure the Policy loan.

death benefit proceeds	The amount we will pay to the beneficiary(ies) on the insured’s death. We will reduce the death benefit proceeds by the amount of any outstanding loan amount, including any accrued loan interest, and any due and unpaid monthly deductions.

Designated Subaccount Percentage	A percentage limitation on the sum of the value in each of the Designated Subaccounts expressed as a percent of cash value.

fixed account	An allocation option other than the separate account to which you may allocate net premiums and cash value. We guarantee that any amounts you allocate to the fixed account will earn interest at a declared rate. The fixed account is part of our general account. The fixed account is not available to you if your Policy was issued in the State of New Jersey.

free-look period	The period during which you may return the Policy and receive a refund as described in the prospectus. The length of the free-look period varies by state. The free-look period is listed in the Policy.

funds	Investment companies that are registered with the U.S. Securities and Exchange Commission. The Policy allows you to invest in the portfolios of the funds through our subaccounts.

Guaranteed Withdrawal Benefit	The guarantee that, under specified conditions, withdrawals can continue without lapsing the Policy or incurring a negative cash value, even if the cash value reaches zero.

in force	While coverage under the Policy is active and the insured’s life remains insured.

initial coverage	The initial coverage is the amount of life insurance that you have selected and shown on the Policy’s schedule pages that you receive when the Policy is issued. After that date the amount of insurance will fluctuate according to the Policy death benefit.

initial premium	The amount you must pay before insurance coverage begins under the Policy. The initial premium is shown on the schedule pages of your Policy.

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insured	The person whose life is insured by the Policy.

issue age	The insured’s age on his or her birthday on or before the Policy date.

lapse	When life insurance coverage ends and the Policy terminates because you do not have enough cash value in the Policy to pay the monthly deduction, the surrender charge and any outstanding loan amount, including accrued loan interest, and you have not made a sufficient payment by the end of a grace period.

loan reserve account	A part of the fixed account to which amounts are transferred as collateral for Policy loans.

mailing address	Our mailing address is 4333 Edgewood Road, N.E., Cedar Rapids, Iowa, 52499. All premium payments, loan repayments, correspondence and notices must be sent to this address.

Monthiversary	This is the day of each month when we determine Policy charges and deduct them from cash value. It is the same date each month as the Policy date. If there is no valuation date in the calendar month that coincides with the Policy date, the Monthiversary is the next valuation date.

monthly deductions	The monthly Policy charge, plus the monthly cost of insurance, plus the portion of the monthly deduction for benefits provided by riders attached to the Policy, if any, plus the monthly fixed account asset based charge, all of which are deducted from the Policy’s cash value on each Monthiversary.

mortality and expense risk charge	This charge is a daily deduction from each subaccount that is taken before determining the unit value of that subaccount.

net premium	The part of your premium that we allocate to the fixed account or the subaccounts. The net premium is equal to the premium you paid minus the premium expense charge.

net surrender value	The amount we will pay you if you surrender the Policy while it is in force. The net surrender value on the date you surrender is equal to: the cash value minus any surrender charge, and minus any outstanding loan amount and accrued loan interest.

no lapse guarantee	The guarantee that we will not begin a grace period or lapse the Policy as long as there is no loan outstanding and the value of either the Guaranteed Withdrawal Benefit Base or the Guaranteed Minimum Death Benefit is positive.

NYSE	The New York Stock Exchange.

Policy	The WRL Benefactor variable life insurance policy without any supplemental riders (benefits).

Policy date	The date when our underwriting process is complete, full life insurance coverage goes into effect, the initial premium payment has been received, and we begin to take the monthly deductions. The Policy date is shown on the schedule pages of your Policy. We measure Policy months, years, and anniversaries from the Policy date.

portfolio	One of the separate investment portfolios of a fund.

premium expense charge	The charge that is deducted from each premium before determining the net premium that will be credited to the cash value.

premiums	All payments you make under the Policy other than loan repayments.

reallocation account	That portion of the fixed account where we hold the net premium(s) from the record date until the reallocation date.

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reallocation date	The date we reallocate all cash value held in the reallocation account to the fixed account and subaccounts you selected on your application. We place your net premium in the reallocation account (or as otherwise mandated by state law) only if your state requires us to return the full premium in the event you exercise your free-look right. In those states, the reallocation date is the record date plus fifteen days. In all other states, the reallocation date is the Policy date.

record date	The date we record your Policy on our books as an in force Policy. The record date is generally the Policy date.

replacement transaction	A transaction in which a policyowner withdraws the cash value from an existing life insurance or annuity contract to purchase a new insurance contract.

separate account	The WRL Series Life Account G. It is a separate investment account that is divided into subaccounts. We established the separate account to receive and invest net premiums under the Policy and other variable life insurance policies we issue.

subaccount	A subdivision of the separate account that invests exclusively in shares of one investment portfolio of a fund. Subaccounts may be Designated Subaccounts or not.

surrender charge	If, during the first 5 or 6 Policy years (or during the 5-or 6-year period following payment of an additional premium), you fully surrender the Policy, we will deduct a surrender charge from the cash value. The length of the surrender charge period applicable under your Policy will depend upon how you purchase the Policy – through certain replacement transactions, or from other sources. See “Surrender Charges.”

termination	When the insured’s life is no longer insured under the Policy or any rider, and the Policy or any rider is no longer in force.

valuation date	Each day the New York Stock Exchange is open for normal trading. Western Reserve is open for business whenever the New York Stock Exchange is open.

valuation period	The period of time over which we determine the change in the value of the subaccounts. Each valuation period begins at the close of normal trading on the New York Stock Exchange (usually 4:00 p.m. Eastern time on each valuation date) and ends at the close of normal trading of the New York Stock Exchange on the next valuation date.

we, us, our (Western Reserve)	Western Reserve Life Assurance Co. of Ohio.

written notice	The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept, (2) contain the information and documentation that we determine we need to take the action you request, and (3) be received at our mailing address.

you, your (owner or policyowner)	The person entitled to exercise all rights as owner under the Policy.

To supplement the description in the prospectus, the following provides additional information about Western Reserve and the Policy, which may be of interest to a prospective purchaser.

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The Policy – General Provisions

Ownership Rights

The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner’s estate. The owner may exercise certain rights described below.

Changing the Owner	• Change is effective as of the date that the written notice is accepted by us at our mailing address.
• Changing the owner does not automatically change the beneficiary.
• Changing the owner may have tax consequences. You should consult a tax advisor before changing the owner.
• We are not liable for payments we made before we received the written notice at our mailing address.

Choosing the Beneficiary	• The owner designates the beneficiary (the person to receive the death benefit when the insured dies) in the application.
• If the owner designates more than one beneficiary, then each beneficiary shares equally in any death benefit proceeds unless the beneficiary designation states otherwise.
• If the beneficiary dies before the insured, then any contingent beneficiary becomes the beneficiary.
• If both the beneficiary and contingent beneficiary die before the insured, then the death benefit will be paid to the owner or the owner’s estate upon the insured’s death.

Changing the Beneficiary	• The owner changes the beneficiary by providing written notice to us at our mailing address.
• Change is effective as of the date the owner signs the written notice.
• We are not liable for any payments we made before we received the written notice at our mailing address.

Assigning the Policy	• The owner may assign Policy rights while the insured is alive.
• The owner retains any ownership rights that are not assigned.
• Assignee may not change the owner or the beneficiary, and may not elect or change an optional method of payment. Any amount payable to the assignee will be paid in a lump sum.
• Claims under any assignment are subject to proof of interest and the extent of the assignment.
• We are not:
> bound by any assignment unless we receive a written notice of the assignment at our mailing address;
> responsible for the validity of any assignment;
> liable for any payment we made before we received written notice of the assignment at our mailing address; or
> bound by any assignment which results in adverse tax consequences to the owner, insured(s) or beneficiary(ies).
• Assigning the Policy may have tax consequences. You should consult a tax advisor before assigning the Policy.

Our Right to Contest the Policy

In issuing the Policy, we rely on all statements made by or for the insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy’s validity or may resist a claim under the Policy. For any

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portion of the specified amount that is issued as a result of a conversion, the contestability period is measured from the later of the policy date of the policy that was converted or the latest effective date of reinstatement of the converted policy.

A new two year contestability period shall apply to each increase in coverage due to an additional premium that requires evidence of insurability, beginning on the effective date of each increase and will apply only to statements made in the application for the increase.

In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after the Policy, or requested increase that requires evidence of insurability, has been in force during the insured’s lifetime for two years from the Policy date, or if reinstated, for two years from the date of reinstatement.

Suicide Exclusion

If the insured commits suicide, while sane or insane, within two years of the Policy date (or two years from the reinstatement date, if the Policy lapses and is reinstated), the Policy will terminate and our liability is limited to an amount equal to the premiums paid, less any outstanding loan amount, and less any cash withdrawals. We will pay this amount to the beneficiary in one sum. For any portion of the specified amount that is issued as a result of a conversion, the suicide period is measured from the later of the policy date of the policy that was converted or the latest effective date of reinstatement of the converted policy.

If the insured commits suicide, while sane or insane, within two years from the effective date of any increase in coverage due to an additional premium that requires evidence of insurability, our liability with respect to such increase will be limited to the renewal additional premium less any loans and withdrawals during such period.

Misstatement of Age or Gender

If the age or gender of the insured was stated incorrectly in the application or any supplemental application, then the death benefit will be adjusted based on what the premium would have purchased based on the insured’s correct age and gender. No adjustment will be made to the cash value.

Modifying the Policy

Only our President or Secretary may modify the Policy or waive any of our rights or requirements under the Policy. Any modification or waiver must be in writing. No registered representative may bind us by making any promise not contained in the Policy.

If we modify the Policy, we will provide you notice and we will make appropriate endorsements to the Policy.

Mixed and Shared Funding

In addition to the separate account, shares of the portfolios are also sold to other separate accounts that we (or our affiliates) establish to support variable annuity contracts and variable life insurance policies. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the portfolios simultaneously. Neither the Series Fund nor we currently foresee any such disadvantages, either to variable life insurance policyowners or to variable annuity contract owners. However, the Series Fund Board of Trustees will monitor events to identify any material conflicts between the interests of such variable life insurance policyowners and variable annuity contract owners, and will determine what action, if any, it should take. Such action could include the sale of portfolio shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance policyowners and those given by variable annuity contract owners.

If the Series Fund Board of Trustees were to conclude that separate funds should be established for variable life insurance and variable annuity separate accounts, Western Reserve will bear the attendant expenses, but variable life insurance policyowners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

5

Additional Information

Settlement Options

If you surrender the Policy, you may elect to receive the net surrender value in either a lump sum or as a series of regular income payments under one of the three settlement options described below. In either event, life insurance coverage ends. Also, when the insured dies, the beneficiary may apply the lump sum death benefit proceeds to one of the same settlement options. If the regular payment under a settlement option would be less than $100, we will instead pay the proceeds in one lump sum. We may make other settlement options available in the future.

Once we begin making payments under a settlement option, you or the beneficiary will no longer have any value in the subaccounts or the fixed account. Instead, the only entitlement will be the amount of the regular payment for the period selected under the terms of the settlement option chosen. Depending upon the circumstances, the effective date of a settlement option is the surrender date or the insured’s date of death.

Under any settlement option, the dollar amount of each payment will depend on four things:

•	the amount of the surrender on the surrender date or death benefit proceeds on the insured’s date of death;
•	the interest rate we credit on those amounts (we guarantee a minimum annual interest rate of 2.0%);
•	the mortality tables we use; and
•	the specific payment option(s) you choose.

Option 1--Equal Monthly Installments for a Fixed Period	• We will pay the proceeds, plus interest, in equal monthly installments for a fixed period of your choice, but not longer than 240 months.
• We will stop making payments once we have made all the payments for the period selected.

Option 2--Equal Monthly Installments for Life (Life Income)	At your or the beneficiary’s direction, we will make equal monthly installments:
• only for the life of the payee, at the end of which payments will end; or
• for the longer of the payee’s life, or for 10 years if the payee dies before the end of the first 10 years of payments; or
• for the longer of the payee’s life, or until the total amount of all payments we have made equals the proceeds that were applied to the settlement option.

Option 3--Equal Monthly Installments for the Life of the Payee and then to a Designated Survivor (Joint and Survivor)	• We will make equal monthly payments during the joint lifetime of two persons, first to a chosen payee, and then to a co-payee, if living, upon the death of the payee.
• Payments to the co-payee, if living, upon the payee’s death will equal either:
> the full amount paid to the payee before the payee’s death; or

> two-thirds of the amount paid to the payee before the payee’s death.
• All payments will cease upon the death of the co-payee.

Additional Information about Western Reserve and the Separate Account

Western Reserve is a stock life insurance company and a wholly-owned indirect subsidiary of Transamerica Corporation, which conducts most of its operations through subsidiary companies engaged in the

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insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of the Netherlands, a public company under Dutch law. Western Reserve’s administrative office is located at 570 Carillon Parkway, St. Petersburg, Florida 33716-1202 and the mailing address is 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499.

Western Reserve was initially incorporated in 1957 under the laws of Ohio and is subject to regulation by the Insurance Department of the State of Ohio, as well as by the insurance departments of all other states and jurisdictions in which it does business. Western Reserve is licensed to sell insurance in all states (except New York), Puerto Rico, Guam, and in the District of Columbia. Western Reserve submits annual statements on its operations and finances to insurance officials in all states and jurisdictions in which it does business. The Policy described in the prospectus has been filed with, and where required, approved by, insurance officials in those jurisdictions in which it is sold.

Western Reserve established the separate account as a separate investment account under Ohio law in 2002. We own the assets in the separate account and are obligated to pay all benefits under the Policies. The separate account may be used to support other life insurance policies of Western Reserve, as well as for other purposes permitted by law. The separate account is registered with the SEC as a unit investment trust under the 1940 Act and qualifies as a “separate account” within the meaning of the federal securities laws.

Western Reserve holds the assets of the separate account physically segregated and apart from the general account. Western Reserve maintains records of all purchases and sales of portfolio shares by each of the subaccounts. A blanket bond was issued to AEGON USA, Inc. (“AEGON USA”) in the aggregate amount of $12 million, covering all of the employees of AEGON USA and its affiliates, including Western Reserve. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc. providing fidelity coverage, covers the activities of registered representatives of TCI to a limit of $10 million.

Legal Matters

Paul Standish, Esq., Second Vice President and Assistant General Counsel of Transamerica Occidental Life Insurance Company, has provided legal advice on all matters relating to the federal tax laws, including disclosure in the prospectus regarding the federal tax treatment of the Policy. Sutherland Asbill & Brennan LLP, of Washington D.C., has provided legal advice to Western Reserve regarding certain matters under the federal securities laws that relate to the Policy. Arthur D. Woods, Vice President and Senior Counsel of Western Reserve, has provided legal advice on certain matters in connection with issuance of the Policy.

Variations in Policy Provisions

Depending on when and where the Policy was issued, certain provisions of the Policy may vary from the descriptions in the prospectus, to comply with different state laws. These variations may include differences in charges or Policy features that are unavailable or known by a different name. Please refer to your Policy, because any variations will be included in your Policy or in riders or endorsements attached to your Policy.

Personalized Illustrations of Policy Benefits

To help you understand how your Policy values would vary over time under different sets of assumptions, we will provide you with certain personalized illustrations upon request. These illustrations will be based on the age and insurance risk characteristics of the insured persons under your Policy and such factors as the death benefit, premium payment amounts, and rates of return (within limits) that you request.

The illustrations are not a representation or guarantee of investment returns or cash value. You may request illustrations that reflect the expenses of the portfolios in which you intend to invest.

Sale of the Policies

We currently offer the Policies on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

TCI serves as principal underwriter for the Policies. TCI’s home office is located at 4600 S. Syracuse Street, Suite 1100, Denver, Colorado 80237. TCI is an affiliate of Western Reserve and, like Western Reserve, is an indirect, wholly owned subsidiary of AEGON USA. TCI is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of NASD, Inc. TCI is not a member of the Securities Investor Protection Corporation.

7

The Policies are offered to the public through sales representatives of broker-dealers (“selling firms”) that have entered into selling agreements with us and with TCI. Sales representatives are appointed as our insurance agents.

During fiscal years 2007, 2006, and 2005, before TCI replaced our affiliate, AFSG Securities Corporation (“AFSG”) as principal underwriter for the Policies, the amounts paid to AFSG in connection with all Policies sold through the separate account were $21,215,096, $70,977,287 and $90,322,329, respectively. The amount paid to TCI for the period May 1, 2007 through December 31, 2007 in connection with all Policies sold through the separate account was $44,112,185. AFSG and TCI each passed through commissions it received to selling firms for their sales and they did not retain any portion of them. Our parent company provides capital distributions to TCI and pays for TCI’s operating and other expenses, including overhead, legal and accounting fees.

We and/or TCI or ISI may pay certain selling firms additional cash amounts for: (1) “preferred product” treatment of the Policies in their marketing programs, which may include marketing services and increased access to their sales representatives; (2) sales promotions relating to the Policies; (3) costs associated with sales conferences and educational seminars for their sales representatives; and (4) other sales expenses incurred by them. These additional payments are not offered to all selling firms, and the terms of any particular agreement governing the payments may vary among selling firms.

Reports to Owners

At least once each year, or more often as required by law, we will mail to policyowners at their last known address a report showing the following information as of the end of the report period:

> the current cash value	> any activity since the last report
> the current net surrender value	> projected values
> the current death benefit	> investment experience of each subaccount
> outstanding loans	> any other information required by law

You may request additional copies of reports, but we may charge a fee for such additional copies. In addition, we will send written confirmations of any premium payments and other financial transactions you request including: transfers, partial withdrawals, increases in loan amount, loan interest payments, loan repayments, lapses and reinstatements. We also will send copies of the annual and semi-annual report to shareholders for each portfolio in which you are indirectly invested.

Records

We will maintain all records relating to the separate account and the fixed account.

Independent Registered Public Accounting Firm

The statutory-basis financial statements and schedules of Western Reserve at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, appearing herein, have been audited by Ernst & Young LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309, independent registered public accounting firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

Experts

Actuarial matters included in this SAI have been examined by Lorne Schinbein, Senior Vice President and Managing Actuary of Western Reserve, located at 570 Carillon Parkway, St. Petersburg, Florida 33716, as stated in the opinion filed as an exhibit to the registration statement.

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Financial Statements

Western Reserve’s statutory-basis financial statements and schedules, which include the Report of Independent Registered Public Accounting Firm, appear on the following pages. These statutory-basis financial statements and schedules should be distinguished from the separate account’s financial statements. You should consider these statutory-basis financial statements and schedules as bearing only upon Western Reserve’s ability to meet our obligations under the Policies. You should not consider our statutory-basis financial statements and schedules as bearing upon the investment performance of the assets held in the separate account.

Western Reserve’s statutory-basis financial statements and schedules at December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, have been prepared on the basis of statutory accounting principles rather than U.S. generally accepted accounting principles.

The separate account’s financial statements, which will include the Report of Independent Registered Public Accounting Firm, also appear on the following pages.

Underwriters

Underwriting Standards

The amount of insurance provided under the Policy will vary by the insured’s gender, issue age on the Policy date, length of time from the Policy date, and rate class. For an initial premium up to a certain limit (varying by issue age), applications are underwritten on a simplified issue basis and insureds are placed into the following rate classes:

•	male, smoker;
•	male, non-smoker;
•	female smoker; and
•	female, non-smoker.

For an initial premium above the simplified issue limit, applications are considered on a fully underwritten basis and insureds are placed into the following rate classes:

•	preferred elite;
•	preferred plus;
•	preferred;
•	non-tobacco;
•	preferred tobacco; and
•	tobacco.

The preferred rate classes are not available for Policies issued with initial coverage at a level for which our underwriting requirements do not require a blood test. We also place fully underwritten insureds in various sub-standard rate classes, which involve a higher mortality risk and less insurance for the same premium. We generally provide less insurance for the same premium for insureds that use tobacco.

The Policy uses mortality tables that distinguish between men and women. As a result, the Policy pays different benefits to men and women of the same age. Montana prohibits our use of actuarial tables that distinguish between males and females to determine premiums and policy benefits for policies issued on the lives of its residents. Therefore, we will base the premiums and benefits in Policies that we issue in Montana, to insure residents of that state, on actuarial tables that do not differentiate on the basis of gender.

IMSA

We are a member of the Insurance Marketplace Standards Association (“IMSA”). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales and advertising of individual life insurance, long-term care insurance and annuity products. Through its Principles and Code of Ethical Market Conduct, IMSA encourages its member companies to develop and implement policies and procedures to promote sound market practices. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards. You may find more information about IMSA and its ethical standards at www.imsaethics.org in the “Consumer” section or by contacting IMSA at 240-497-2900.

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Performance Data

Other Performance Data in Advertising Sales Literature

We may compare each subaccount’s performance to the performance of

•	other variable life issuers in general;
•	variable life insurance policies which invest in mutual funds with similar investment objectives and policies, as reported by Lipper Analytical Services, Inc. (“Lipper”) and Morningstar, Inc. (“Morningstar”); and other services, companies, individuals, or industry or financial publications (e.g., Forbes, Money, The Wall Street Journal, Business Week, Barron’s, Kiplinger’s Personal Finance, and Fortune);
>	Lipper and Morningstar rank variable annuity contracts and variable life policies. Their performance analysis ranks such policies and contracts on the basis of total return, and assumes reinvestment of distributions; but it does not show sales charges, redemption fees or certain expense deductions at the separate account level.
•	the Standard & Poor’s Index of 500 Common Stocks, or other widely recognized indices;
>	unmanaged indices may assume the reinvestment of dividends, but usually do not reflect deductions for the expenses of operating or managing an investment portfolio; or
•	other types of investments, such as:
>	certificates of deposit;
>	savings accounts and U.S. Treasuries;
>	certain interest rate and inflation indices (e.g., the Consumer Price Index); or
>	indices measuring the performance of a defined group of securities recognized by investors as representing a particular segment of the securities markets (e.g., Donoghue Money Market Institutional Average, Lehman Brothers Corporate Bond Index, or Lehman Brothers Government Bond Index).

Western Reserve’s Published Ratings

We may publish in advertisements, sales literature, or reports we send to you the ratings and other information that an independent ratings organization assigns to us. These organizations include: A.M. Best Company, Moody’s Investors Service, Inc., Standard & Poor’s Insurance Rating Services, and Fitch Ratings. These ratings are opinions regarding an operating insurance company’s financial capacity to meet the obligations of its insurance policies in accordance with their terms. These ratings do not apply to the separate account, the subaccounts, the funds or their portfolios, or to their performance.

Index to Financial Statements

WRL Series Life Account G:

Report of Independent Registered Public Accounting Firm, dated March 21, 2008

Statements of Assets and Liabilities at December 31, 2007

Statements of Operations for the year ended December 1, 2007

Statements of Changes in Net Assets for the year ended December 31, 2007

Notes to the Financial Statements

Western Reserve Life Assurance Co. of Ohio

Report of Independent Registered Public Accounting Firm, dated March     , 2008

Balance Sheets - Statutory-Basis at December 31, 2007 and 2006

Statements of Operations - Statutory-Basis for the years ended December 31, 2007, 2006 and 2005

Statements of Changes in Capital and Surplus - Statutory-Basis for the years ended December 31, 2007, 2006 and 2005

Statements of Cash Flow - Statutory-Basis for the years ended December 31, 2007, 2006 and 2005

Notes to Financial Statements-Statutory-Basis

Statutory-Basis Financial Statement Schedules

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Part C

Item 26.		Exhibits
(a)		Board of Directors Resolutions
	(i)	Resolution of the Board of Directors of Western Reserve establishing the separate account (3)
	(ii)	Resolution of TPLIC Board authorizing Plan of Merger and attached Plan of Merger (7)
	(iii)	Resolution of WRL Board of Directors authorizing Plan of Merger and attached Plan of Merger (7)
	(iv)	Resolution Authorizing Re-domestication of Separate Account (7)
(b)		Not Applicable
(c)		Underwriting Contracts
	(i)	Amended and Restated Principal Underwriting Agreement between Transamerica Capital, Inc. and Monumental Life dated March 1, 2013 (8)
	(ii)	Amendment No. 1 to Amended and Restated Principal Underwriting Agreement between Transamerica Capital, Inc. and Transamerica Premier Life Insurance Company (formerly, Monumental Life) July 31, 2014 (7)
(d)		Contracts
	(i)	Specimen Flexible Premium Variable Life Insurance Policy – Forms VL15 and VL16 (3)
	(ii)	Living Benefit Rider (an Accelerated Death Benefit) (2)
(e)		Applications
	(i)	Application for Flexible Premium Variable Life Insurance Policy (5)
(f)		Depositor’s Certificate of Incorporation and By-Laws
	(i)	Restated Articles of Incorporation and Articles of Re-domestication of TPLIC (formerly, Monumental Life Insurance Company) (10)
	(ii)	Amended By-Laws of TPLIC (formerly, Monumental Life Insurance Company) (8)
(g)		Reinsurance Contracts
	(i)	Reinsurance Treaty dated September 30, 2000 and Amendments Thereto (1)
	(ii)	Reinsurance Treaty dated July 1, 2002 and Amendments Thereto (1)
(h)		Participation Agreements
	(i)	Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013 (9)
	(ii)	Amendment No. 1 to Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013 (9)
	(iii)	Revision to Schedule A dated September 3, 2013 of the Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013(9)
	(iv)	Revision to Schedule A dated September 18, 2013 of the Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013 (9)
	(v)	Revision to Schedule A dated October 31, 2013 of the Participation Agreement among Transamerica Series Trust and Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Monumental Life Insurance Company, and Western Reserve Life Assurance Co. of Ohio dated May 1, 2013(9)
(i)		Not Applicable
(j)		Not Applicable
(k)		Legal Opinion
	(i)	Legal Opinion of Arthur D. Woods, Esq. (11)
(l)		Actuarial Opinion (6)
(m)		Sample Hypothetical Illustration (3)
(n)		Other Opinions:
	(i)	Written Consent of Ernst & Young LLP (11)
(o)		Not Applicable
(p)		Not Applicable
(q)		Redeemability Exemption

Memorandum describing issuance, transfer and redemption procedures (4)
(r)		Powers of Attorney (7)
	(i)	Mark W. Mullin
	(ii)	Arthur C. Schneider
	(iii)	Brenda K. Clancy
	(iv)	Jason Orlandi
	(v)	Robert J. Kontz
	(vi)	C. Michael van Katwijk
	(vii)	Eric J. Martin
	(viii)	Scott W. Ham
(1)	This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form N-6 Registration Statement dated January 31, 2003 (File No. 333-100993) and is incorporated herein by reference.
(2)	This exhibit was previously filed on the Initial Registration Statement to Form S-6 Registration Statement dated April 5, 2001 (File No. 333-58322) and is incorporated herein by reference.
(3)	This exhibit was previously filed on the Initial Registration Statement to Form N-6 Registration System dated July 17, 2006 (File No. 333-135803) and is incorporated herein by reference.
(4)	This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form N-6 dated December 21, 2006 (File No. 333-135803) and is incorporated herein by reference.
(5)	This exhibit was previously filed on the Initial Registration Statement to Form N-6 Registration Statement dated October 16, 2007 (File 333-144117) and is incorporated herein by reference.
(6)	This exhibit was previously filed on Pre-Effective Amendment No. 2 to Form N-6 Registration Statement dated April 21, 2008 (File 333-135803) and is incorporated herein by reference.
(7)	This exhibit was previously filed on the Initial Registration Statement dated October 1, 2014 (File No. 333-199047) and is incorporated herein by reference.
(8)	This exhibit was previously filed on Post-Effective Amendment No. 9 to Form N-4 Registration Statement dated April 25, 2013 (File No. 333-146323) and is incorporated herein by reference.
(9)	This exhibit previously filed on Post-Effective amendment No. 16 to Form N-6 Registration Statement dated April 29, 2014 (File No. 333-110315) and is incorporated herein by reference.
(10)	Incorporated herein by reference to initial filing to Form N-4 Registration Statement (File 333-138040) filed on October 17, 2006.
(11)	Filed herewith.

Item 27. Directors and Officers of the Depositor

Name	Principal Business Address	Position and Offices with Depositor
Mark W. Mullin	(2)	Director
Brenda K. Clancy	(1)	Director, Chairman of the Board, Chief Executive Officer and President
Arthur C. Schneider	(1)	Director, Senior Vice President and Chief Tax Officer
Robert J. Kontz	(1)	Director and Vice President
Eric J. Martin	(1)	Senior Vice President and Corporate Controller
C. Michiel van Katwijk	(1)	Director, Chief Financial Officer, Senior Vice President and Treasurer
Scott W. Ham	(1)	Director and Division President- Life & Protection
Jason Orlandi	(1)	Director, Senior Vice President, Secretary and General Counsel
(1)	4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001
(2)	Two East Chase St., Baltimore, MD 21202

Item 28. Persons Controlled or Under Common Control with the Depositor or Registrant

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
25 East 38th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

239 West 20th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

313 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

319 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

44764 Yukon Inc.	Canada	100% Creditor Resources, Inc.	Holding company

AEGON Alliances, Inc.	Virginia	100% Commonwealth General Corporation	Insurance company marketing support

AEGON Asset Management Services, Inc.	Delaware	100% AUSA Holding Company	Registered investment advisor

AEGON Assignment Corporation	Illinois	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

AEGON Assignment Corporation of Kentucky	Kentucky	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

AEGON Canada ULC	Canada	AEGON Canada Holding B.V. owns 174,588,712 shares of Common Stock; 1,500 shares of Series II Preferred stock; 2 shares of Series III Preferred stock. TIHI Canada Holding, LLC owns 1,441,941.26 shares of Class B - Series I Preferred stock.	Holding company

AEGON Capital Management Inc.	Canada	100% AEGON Asset Management (Canada) B.V.	Portfolio management company/investment advisor

AEGON Direct & Affinity Marketing Services Australia Pty Limited	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Marketing/operations company

AEGON Direct & Affinity Marketing Services Co., Ltd.	Japan	100% AEGON DMS Holding B.V.	Marketing company

AEGON Direct & Affinity Marketing Services Limited	Hong Kong	100% AEGON DMS Holding B.V.	Provide consulting services ancillary to the marketing of insurance products overseas.

AEGON Direct & Affinity Marketing Services (Thailand) Limited	Thailand	97% Transamerica International Direct Marketing Consultants, LLC; remaining 3% held by various AEGON employees	Marketing of insurance products in Thailand

AEGON Direct Marketing Services, Inc.	Maryland	Monumental Life Insurance Company owns 103,324 shares; Commonwealth General Corporation owns 37,161 shares	Marketing company

AEGON Direct Marketing Services Europe Ltd.	United Kingdom	100% Cornerstone International Holdings, Ltd.	Marketing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

AEGON Direct Marketing Services Insurance Broker (HK) Limited	Hong Kong	100% AEGON Direct Marketing Services Hong Kong Limited	Brokerage company

AEGON Direct Marketing Services International, Inc.	Maryland	100% AUSA Holding Company	Marketing arm for sale of mass marketed insurance coverage

AEGON Direct Marketing Services Korea Co., Ltd.	Korea	100% AEGON DMS Holding B.V.	Provide consulting services ancillary to the marketing of insurance products overseas.

AEGON Direct Marketing Services Mexico, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide management advisory and technical consultancy services.

AEGON Direct Marketing Services Mexico Servicios, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide marketing, trading, telemarketing and advertising services in favor of any third party, particularly in favor of insurance and reinsurance companies.

AEGON Direct Marketing Services, Inc.	Taiwan	100% AEGON DMS Holding B.V.	Authorized business: Enterprise management consultancy, credit investigation services, to engage in business not prohibited or restricted under any law of R.O.C., except business requiring special permission of government.

AEGON Financial Services Group, Inc.	Minnesota	100% Transamerica Life Insurance Company	Marketing

AEGON Fund Management Inc.	Canada	100% AEGON Asset Management (Canada) B.V.	Mutual fund manager

AEGON Funding Company, LLC.	Delaware	100% AEGON USA, LLC	Issue debt securities-net proceeds used to make loans to affiliates

AEGON Institutional Markets, Inc.	Delaware	100% Commonwealth General Corporation	Provider of investment, marketing and administrative services to insurance companies

AEGON Life Insurance Agency Inc.	Taiwan	100% AEGON Direct Marketing Services, Inc. (Taiwan Domiciled)	Life insurance

AEGON Managed Enhanced Cash, LLC	Delaware	Members: Transamerica Life Insurance Company (91.2389%); Monumental Life Insurance Company (8.7611%)	Investment vehicle for securities lending cash collateral

AEGON Management Company	Indiana	100% AEGON U.S. Holding Corporation	Holding company

AEGON N.V.	Netherlands	22.446% of Vereniging AEGON Netherlands Membership Association	Holding company

AEGON Structured Settlements, Inc.	Kentucky	100% Commonwealth General Corporation	Administers structured settlements of plaintiff’s physical injury claims against property and casualty insurance companies.

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

AEGON U.S. Holding Corporation	Delaware	100% Transamerica Corporation	Holding company

AEGON USA Asset Management Holding, LLC	Iowa	100% AUSA Holding Company	Holding company

AEGON USA Investment Management, LLC	Iowa	100% AEGON USA Asset Management Holding, LLC	Investment advisor

AEGON USA Real Estate Services, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and mortgage holding company

AEGON USA Realty Advisors, LLC	Iowa	Sole Member - AEGON USA Asset Management Holding, LLC	Administrative and investment services

AEGON USA Realty Advisors of California, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Investments

AEGON USA, LLC	Iowa	100% AEGON U.S. Holding Corporation	Holding company

AFSG Securities Corporation	Pennsylvania	100% Commonwealth General Corporation	Inactive

ALH Properties Eight LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Eleven LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Four LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Nine LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Seven LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Seventeen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Sixteen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Ten LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Twelve LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Two LLC	Delaware	100% FGH USA LLC	Real estate

AMTAX HOLDINGS 308, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 347, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 388, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

AMTAX HOLDINGS 483, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 546, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 559, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 561, LLC	Ohio	TAHP Fund VII, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 567, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 588, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 613, LLC	Ohio	Garnet LIHTC Fund VII, LLC - 99% member; Cupples State LIHTC Investors, LLC - 1% member; TAH Pentagon Funds, LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 639, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 649, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 672, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 713, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

Apollo Housing Capital Arrowhead Gardens, LLC	Delaware	Garnet LIHTC Fund XXXV, LLC - sole Member	Affordable housing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Asia Investment Holding Limited	Hong Kong	99% Transamerica Life Insurance Company	Holding company

AUSA Holding Company	Maryland	100% AEGON USA, LLC	Holding company

AUSA Properties, Inc.	Iowa	100% AUSA Holding Company	Own, operate and manage real estate

AXA Equitable AgriFinance, LLC	Delaware	Members: AEGON USA Realty Advisors, LLC (50%); AXA Equitable Life Insurance Company, a non-affiliate of AEGON (50%)	Agriculturally-based real estate advisory services

Bay Area Community Investments I, LP	California	Partners: 69.995% Transamerica Life Insurance Company; 29.995% Monumental Life Insurance Company; 0.01% Transamerica Affordable housing, Inc.	Investments in low income housing tax credit properties

Bay State Community Investments I, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Bay State Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Canadian Premier Life Insurance Company	Canada	100% Transamerica Life Canada	Insurance company

CBC Insurance Revenue Securitization, LLC	Delaware	100% Clark Consulting, LLC	Special purpose

Cedar Funding, Ltd.	Cayman Islands	100% Transamerica Life Insurance Company	Investments

Clark, LLC	Delaware	Sole Member - Diversified Retirement Corporation	Holding company

Clark Consulting, LLC	Delaware	100% Clark, LLC	Financial consulting firm

Clark Investment Strategies, Inc.	Delaware	100% Clark Consulting, LLC	Registered investment advisor

Clark Securities, Inc.	California	100% Clark Consulting, LLC	Broker-Dealer

Commonwealth General Corporation	Delaware	100% AEGONUSA, LLC	Holding company

Consumer Membership Services Canada Inc.	Canada	100% AEGON Canada ULC	Marketing of credit card protection membership services in Canada

Cornerstone International Holdings Ltd.	UK	100% AEGON DMS Holding B.V.	Holding company

CRG Insurance Agency, Inc.	California	100% Clark Consulting, Inc.	Insurance agency

Creditor Resources, Inc.	Michigan	100% AUSA Holding Company	Credit insurance

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

CRI Canada Ltd.	Canada	44764 Yukon Inc. owns all preferred shares of stock; various non-AEGON entities/investors own common shares of stock	Holding company

CRI Solutions Inc.	Maryland	100% Creditor Resources, Inc.	Sales of reinsurance and credit insurance

Cupples State LIHTC Investors, LLC	Delaware	100% Garnet LIHTC Fund VIII, LLC	Investments

Erfahrungsschatz GmbH	Germany	100% Cornerstone International Holdings, Ltd.	Marketing/membership

FD TLIC, Limited Liability Company	New York	100% Transamerica Life Insurance Company	Broadway production

FD TLIC Ltd.	United Kingdom	100% FD TLIC, LLC	Theatre production

FGH Realty Credit LLC	Delaware	100% FGH USA, LLC	Real estate

FGH USA LLC	Delaware	100% RCC North America LLC	Real estate

FGP 90 West Street LLC	Delaware	100% FGH USA LLC	Real estate

FGP West Mezzanine LLC	Delaware	100% FGH USA LLC	Real estate

FGP West Street LLC	Delaware	100% FGP West Mezzanine LLC	Real estate

FGP West Street Two LLC	Delaware	100% FGH USA LLC	Real estate

Fifth FGP LLC	Delaware	100% FGH USA LLC	Real estate

Financial Planning Services, Inc.	District of Columbia	100% Commonwealth General Corporation	Special-purpose subsidiary

First FGP LLC	Delaware	100% FGH USA LLC	Real estate

Fong LCS Associates, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments

Fourth FGP LLC	Delaware	100% FGH USA LLC	Real estate

Garnet Assurance Corporation	Kentucky	100%Transamerica Life Insurance Company	Investments

Garnet Assurance Corporation II	Iowa	100% Commonwealth General Corporation	Business investments

Garnet Assurance Corporation III	Iowa	100% Transamerica Life Insurance Company	Business investments

Garnet Community Investments, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Securities

Garnet Community Investments III, LLC	Delaware	100%Transamerica Life Insurance Company	Business investments

Garnet Community Investments IV, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments V, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VI, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VIII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments IX, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments X, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XI, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XVIII, LLC	Delaware	100% Transamerica Life Insurance Company	Investments

Garnet Community Investments XX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Real estate investments

Garnet Community Investments XXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investment XXVI, LLC	Delaware	100% Transamerica Life Insurance Company	Investments

Garnet Community Investments XXVII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investment XXVIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Community Investments XXIX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XL, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XLI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XLII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet LIHTC Fund II, LLC	Delaware	Members: Garnet Community Investments II, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments

Garnet LIHTC Fund III, LLC	Delaware	Members: Garnet Community Investments III, LLC (0.01%); Jefferson-Pilot Life Insurance Company, a non-AEGON affiliate (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

Garnet LIHTC Fund IV, LLC	Delaware	Members: Garnet Community Investments IV, LLC (0.01%); Goldenrod Asset Management, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund V, LLC	Delaware	Members: Garnet Community Investments V, LLC (0.01%); Lease Plan North America, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund VI, LLC	Delaware	Members: Garnet Community Investments VI, LLC (0.01%); Pydna Corporation, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund VII, LLC	Delaware	Members: Garnet Community Investments VII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund VIII, LLC	Delaware	Members: Garnet Community Investments VIII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund IX, LLC	Delaware	Members: Garnet Community Investments IX, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund X, LLC	Delaware	Members: Garnet Community Investments X, LLC (0.01%); Goldenrod Asset Management, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XI, LLC	Delaware	Members: Garnet Community Investments XI, LLC (0.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A. (73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments

Garnet LIHTC Fund XII-A, LLC	Delaware	Garnet Community Investments XII, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-B, LLC	Delaware	Garnet Community Investments XII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-C, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XIII, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A. (73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments

Garnet LIHTC Fund XIII-A, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIII-B, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); Norlease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIV, LLC	Delaware	0.01% Garnet Community Investments, LLC; 49.995% Wells Fargo Bank, N.A.; and 49.995% Goldenrod Asset Management, Inc.	Investments

Garnet LIHTC Fund XV, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XVI, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); FNBC Leasing Corporation, a non-AEGON entity (99.99%)	Investments

Garnet LIHTC Fund XVII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); ING USA Annuity and Life Insurance company, a non-affiliate of AEGON (12.999%), and ReliaStar Life Insurance Company, a non-affiliate of AEGON (86.991%).	Investments

Garnet LIHTC Fund XVIII, LLC	Delaware	Members: Garnet Community Investments XVIII, LLC (0.01%); Verizon Capital Corp., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIX, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XX, LLC	Delaware	Sole Member - Garnet Community Investments XX, LLC	Investments

Garnet LIHTC Fund XXI, LLC	Delaware	100% Garnet Community Investments, LLC	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

Garnet LIHTC Fund XXII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Norlease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXIII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Idacorp Financial Services, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXIV, LLC	Delaware	Members: Garnet Community Investments XXIV, LLC (0.01% as Managing Member); Transamerica Life Insurance Company (21.26%); non-affiliates of AEGON: New York Life Insurance Company (25.51%), New York Life Insurance and Annuity Corporation (21.73%) and Principal Life Insurance Company (31.49%)	Investments

Garnet LIHTC Fund XXV, LLC	Delaware	Members: Garnet Community Investment XXV, LLC (0.01%); Garnet LIHTC Fund XXVIII LLC (1%); non-affiliates of AEGON: Mt. Hamilton Fund, LLC (97.99%); Google Affordable housing I LLC (1%)	Investments

Garnet LIHTC Fund XXVI, LLC	Delaware	Members: Garnet Community Investments XXVI, LLC (0.01%); American Income Life Insurance Company, a non-affiliate of AEGON (99.99%)	Investments

Garnet LIHTC Fund XXVII, LLC	Delaware	Members: Garnet Community Investments XXVII, LLC (0.01%); Transamerica Life Insurance Company (16.7045%); non-affiliates of AEGON: Aetna Life Insurance Company (30.2856%); New York Life Insurance Company (22.7142%); ProAssurance Casualty Company (3.6343%); ProAssurance Indemnity Company (8.4800%); State Street Bank and Trust Company (18.1714%)	Investments

Garnet LIHTC Fund XXVIII, LLC	Delaware	Members: Garnet Community Investments XXVIII LLC (0.01%); non-affiliates of AEGON: USAA Casualty Insurance Company (17.998%); USAA General Indemnity Company (19.998%); USAA Life Insurance Company (3.999%); United Services Automobile Association (57.994%)	Real estate investments

Garnet LIHTC Fund XXIX, LLC	Delaware	Members: Garnet Community Investments XXIX, LLC (.01%); non-affiliate of AEGON: Bank of America, N.A. (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

Garnet LIHTC Fund XXX, LLC	Delaware	Garnet Community Investments XXX, LLC (0.01%); non-affiliate of AEGON, New York Life Insurance Company (99.99%)	Investments

Garnet LIHTC Fund XXXI, LLC	Delaware	Members: Garnet Community Investments XXXI, LLC (0.1%); non-affiliates of AEGON: Thunderbolt Peak Fund, LLC (98.99%); Google Affordable housing I, LLC (1%)	Investments

Garnet LIHTC Fund XXXII, LLC	Delaware	Sole Member: Garnet Community Investments XXXVII, LLC.	Investments

Garnet LIHTC Fund XXXIII, LLC	Delaware	Members: Garnet Community Investment XXXIII, LLC (0.01%); non-affiliate of AEGON, NorLease, Inc. (99.99%)	Investments

Garnet LIHTC Fund XXXIV, LLC	Delaware	Members: non-AEGON affiliate, U.S. Bancorp Community Development Corporation (99.99%); Garnet Community Investments XXXIV, LLC (.01%)	Investments

Garnet LIHTC Fund XXXV, LLC	Delaware	Members: Garnet Community Investment XXXV, LLC (0.01%); non-affiliate of AEGON, Microsoft Corporation (99.99%)	Investments

Garnet LIHTC Fund XXXVI, LLC	Delaware	Members: Garnet Community Investments XXXVI, LLC (1%) as managing member; JPM Capital Corporation, a non-AEGON affiliate (99%) as investor member	Investments

Garnet LIHTC Fund XXXVII, LLC	Delaware	Members: Garnet Community Investments XXXVII, LLC (.01%); LIH Realty Corporation, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXXVIII, LLC	Delaware	Sole Member - Garnet Community Investments XXXVIII, LLC	Investments

Garnet LIHTC Fund XXXIX, LLC	Delaware	Sole Member - Garnet Community Investments XXXIX, LLC	Investments

Garnet LIHTC Fund XL, LLC	Delaware	Sole Member - Garnet Community Investments XL, LLC	Investments

Garnet LIHTC Fund XLI, LLC	Delaware	Sole Member - Garnet Community Investments XL, LLC	Investments

Garnet LIHTC Fund XLII, LLC	Delaware	Sole Member - Garnet Community Investments XL, LLC	Investments

Global Preferred Re Limited	Bermuda	100% AEGON USA, LLC	Reinsurance

Harbor View Re Corp.	Hawaii	100% Commonwealth General Corporation	Captive insurance company

Horizons Acquisition 5, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Horizons St. Lucie Development, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Imani Fe, LP	California	Partners: Garnet LIHTC Fund XIV, LL (99.99% investor limited partner); Transamerica Affordable housing, Inc. (non-owner manager); non-affiliates of AEGON: ABS Imani Fe, LLC (.0034% class A limited partner); Central Valley Coalition for Affordable housing (.0033% co-managing general partner); Grant Housing and Economic Development Corporation (.0033% managing partner)	Affordable housing

InterSecurities Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

Interstate North Office Park GP, LLC	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park, LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park Owner, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments

Interstate North Office Park (Land) GP, LLC	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park (Land) LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Investors Warranty of America, Inc.	Iowa	100% AUSA Holding Company	Leases business equipment

LCS Associates, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments

Legacy General Insurance Company	Canada	100% AEGON Canada ULC	Insurance company

Life Investors Alliance LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Purchase, own, and hold the equity interest of other entities

LIICA Holdings, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	To form and capitalize LIICA Re I, Inc.

LIICA Re I, Inc.	Vermont	100% LIICA Holdings, LLC	Captive insurance company

LIICA Re II, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company

Massachusetts Fidelity Trust Company	Iowa	100% AUSA Holding Company	Trust company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
McDonald Corporate Tax Credit Fund IV Limited Partnership	Delaware	Partners: Monumental Life Insurance Company - 99.9% General Partner; TAH-McD IV, LLC - 0.10% General Partner	Tax credit fund

MLIC Re I, Inc.	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

Money Services, Inc.	Delaware	100% AUSA Holding Company	Provides financial counseling for employees and agents of affiliated companies

Monumental Financial Services, Inc.	Maryland	100% AEGON USA, LLC	DBA in the State of West Virginia for United Financial Services, Inc.

Monumental General Administrators, Inc.	Maryland	100% AUSA Holding Company	Provides management services to unaffiliated third party administrator

nVISION Financial, Inc.	Iowa	100% AUSA Holding Company	Special-purpose subsidiary

New Markets Community Investment Fund, LLC	Iowa	50% AEGON Institutional Markets, Inc.; 50% AEGON USA Realty Advisors, Inc.	Community development entity

Oncor Insurance Services, LLC	Iowa	Sole Member - Life Investors Financial Group, Inc.	Direct sales of term life insurance

Pearl Holdings, Inc. I	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company

Pearl Holdings, Inc. II	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company

Peoples Benefit Services, LLC	Pennsylvania	Sole Member - Stonebridge Life Insurance Company	Special-purpose subsidiary

Pine Falls Re, Inc.	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

Primus Guaranty, Ltd.	Bermuda	Members: Transamerica Life Insurance Company (20% 13.1%) and non-affiliates of AEGON and the public holders own the remainder.	Provides protection from default risk of investment grade corporate and sovereign issues of financial obligations.

PSL Acquisitions Operating, LLC	Iowa	Sole Member: Investors Warranty of America, Inc.	Owner of Core subsidiary entities

Pyramid Insurance Company, Ltd.	Hawaii	100% Transamerica Corporation	Property & Casualty Insurance

RCC North America LLC	Delaware	100% AEGON USA, LLC	Real estate

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Real Estate Alternatives Portfolio 1 LLC	Delaware	Members: Transamerica Life Insurance Company (90.96%); Monumental Life Insurance Company (6.30%); Transamerica Financial Life Insurance Company (2.74%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 2 LLC	Delaware	Members are: Transamerica Life Insurance Company (90.25%); Transamerica Financial Life Insurance Company (7.5%); Stonebridge Life Insurance Company (2.25%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3 LLC	Delaware	Members are: Transamerica Life Insurance Company (73.4%); Monumental Life Insurance Company (25.6%); Stonebridge Life Insurance Company (1%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3A, Inc.	Delaware	Members: Monumental Life Insurance Company (37%); Transamerica Financial Life Insurance Company (9.4%); Transamerica Life Insurance Company (52.6%); Stonebridge Life Insurance Company (1%)	Real estate alternatives investment

Real Estate Alternatives Portfolio 4 HR, LLC	Delaware	Members are: Transamerica Life Insurance Company (64%); Monumental Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

Real Estate Alternatives Portfolio 4 MR, LLC	Delaware	Members are: Transamerica Life Insurance Company (64%); Monumental Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
River Ridge Insurance Company	Vermont	100% AEGON Management Company	Captive insurance company

SB Frazer Owner, LLC	Delaware	100% Stonebridge Life Insurance Company	Investments

Second FGP LLC	Delaware	100% FGH USA LLC	Real estate

Selient Inc.	Canada	100% AEGON Canada ULC	Application service provider providing loan origination platforms to Canadian credit unions.

Seventh FGP LLC	Delaware	100% FGH USA LLC	Real estate

Short Hills Management Company	New Jersey	100% AEGON U.S. Holding Corporation	Dormant

Southwest Equity Life Insurance Company	Arizona	Voting common stock is allocated 75% of total cumulative vote - AEGON USA, LLC. Participating Common stock (100% owned by non-AEGON shareholders) is allocated 25% of total cumulative vote.	Insurance

St. Lucie West Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Stonebridge Benefit Services, Inc.	Delaware	100% Commonwealth General Corporation	Health discount plan

Stonebridge International Insurance Ltd.	UK	100% Cornerstone International Holdings Ltd.	General insurance company

Stonebridge Life Insurance Company	Vermont	100% Commonwealth General Corporation	Insurance company

Stonebridge Reinsurance Company	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

TAH-MCD IV, LLC	Iowa	Sole Member - Transamerica Affordable housing, Inc.	Serve as the general partner for McDonald Corporate Tax Credit Fund IV Limited Partnership

TAH Pentagon Funds, LLC	Iowa	Sole Member - Transamerica Affordable housing, Inc.	Serve as a general partner in a lower-tier tax credit entity

TAHP Fund I, LLC	Delaware	Sole Member - Monumental Life Insurance Company	Real estate investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
TAHP Fund II, LLC	Delaware	Sole Member - Garnet LIHTC Fund VIII, LLC	Low incoming housing tax credit

TAHP Fund VII, LLC	Delaware	Investor Member: Garnet LIHTC Fund XIX, LLC	Real estate investments

TCF Asset Management Corporation	Colorado	100% TCFC Asset Holdings, Inc.	A depository for foreclosed real and personal property

TCFC Air Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

TCFC Asset Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

The AEGON Trust Advisory Board: Mark W. Mullin, Alexander R. Wynaendts, and Craig D. Vermie	Delaware	100% AEGON International B.V.	Voting Trust

The RCC Group, Inc.	Delaware	100% FGH USA LLC	Real estate

THH Acquisitions, LLC	Iowa	Sole Member - Investors Warranty of America, Inc.	Acquirer of Core South Carolina mortgage loans from Investors Warranty of America, Inc. and holder of foreclosed real estate.

TIHI Canada Holding, LLC	Iowa	Sole Member - Transamerica International Holdings, Inc.	Holding company

TLIC Oakbrook Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company

TLIC Riverwood Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company

Tradition Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Tradition Irrigation Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Irrigation company

Tradition Land Company, LLC	Iowa	Sole Member: Investors Warranty of America, Inc.	Acquirer of Core Florida mortgage loans from Investors Warranty and holder of foreclosed real estate.

Transamerica Accounts Holding Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Advisors Life Insurance Company	Arkansas	100% AEGON USA, LLC	Insurance company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Affinity Marketing Corretora de Seguros Ltda.	Brazil	749,000 quota shares owned by AEGON DMS Holding B.V.; 1 quota share owned by AEGON International B.V.	Brokerage company

Transamerica Affinity Services, Inc.	Maryland	100% AEGON Direct Marketing Services, Inc.	Marketing company

Transamerica Affordable housing, Inc.	California	100% Transamerica Realty Services, LLC	General partner LHTC Partnership

Transamerica Agency Network, Inc.	Iowa	100% AUSA Holding Company	Special purpose subsidiary

Transamerica Annuity Service Corporation	New Mexico	100% Transamerica International Holdings, Inc.	Performs services required for structured settlements

Transamerica Asset Management, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 77%; AUSA Holding Co. owns 23%.	Fund advisor

Transamerica Aviation LLC	Delaware	100% TCFC Air Holdings, Inc.	Special purpose corporation

Transamerica (Bermuda) Services Center, Ltd.	Bermuda	100% AEGON International B.V.	Special purpose corporation

Transamerica Capital, Inc.	California	100% AUSA Holding Company	Broker/Dealer

Transamerica Casualty Insurance Company	Ohio	100% AEGON USA, LLC	Insurance company

Transamerica Commercial Finance Corporation, I	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Consumer Finance Holding Company	Delaware	100% TCFC Asset Holdings, Inc.	Consumer finance holding company

Transamerica Corporation	Delaware	100% The AEGON Trust	Major interest in insurance and finance

Transamerica Corporation	Oregon	100% Transamerica Corporation	Holding company

Transamerica Direct Marketing Asia Pacific Pty Ltd.	Australia	100% AEGON DMS Holding B.V.	Holding company

Transamerica Direct Marketing Consultants Private Limited	India	99.95% AEGON DMS Holding B.V.; non-AEGON affiliate, Keshav Sunderraj owns .05%	Marketing consultant

Transamerica Distribution Finance - Overseas, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Commercial Finance

Transamerica Finance Corporation	Delaware	100% Transamerica Corporation	Commercial & Consumer Lending & equipment leasing

Transamerica Financial Advisors, Inc.	Delaware	1,000 shares owned by AUSA Holding Company; 209 shares owned by Transamerica International Holdings, Inc.; 729 shares owned by AEGON Asset Management Services, Inc.	Broker/Dealer

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Financial Life Insurance Company	New York	87.40% AEGON USA, LLC; 12.60% Transamerica Life Insurance Company	Insurance

Transamerica Fund Services, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 44%; AUSA Holding Company owns 56%	Mutual fund

Transamerica Funding LP	U.K.	99% Transamerica Leasing Holdings, Inc.; 1% Transamerica Commercial Finance Corporation, I	Intermodal leasing

Transamerica Home Loan	California	100% Transamerica Consumer Finance Holding Company	Consumer mortgages

Transamerica Insurance Marketing Asia Pacific Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Insurance intermediary

Transamerica International Direct Marketing Consultants, LLC	Maryland	51% Hugh J. McAdorey; 49% AEGON Direct Marketing Services, Inc.	Provide consulting services ancillary to the marketing of insurance products overseas.

Transamerica International Holdings, Inc.	Delaware	100% AEGON USA, LLC	Holding company

Transamerica International RE (Bermuda) Ltd.	Bermuda	100% AEGON USA, LLC	Reinsurance

Transamerica International Re Escritório de Representação no Brasil Ltd	Brazil	95% Transamerica International Re(Bermuda) Ltd.; 5% Transamerica International Holdings, Inc.	Insurance and reinsurance consulting

Transamerica Investment Management, LLC	Delaware	Sole Member - AEGON USA Asset Management Holding, LLC	Investment advisor

Transamerica Investors Securities Corporation	Delaware	100% Transamerica Retirement Solutions Corporation	Broker/Dealer

Transamerica Leasing Holdings Inc.	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Life Canada	Canada	100% AEGON Canada ULC	Life insurance company

Transamerica Life Insurance Company	Iowa	676,190 shares Common Stock owned by Transamerica International Holdings, Inc.; 86,590 shares of Preferred Stock owned by Transamerica Corporation; 30,564 shares of Preferred Stock owned by AEGON USA, LLC	Insurance

Transamerica Life (Bermuda) Ltd.	Bermuda	100% Transamerica Life Insurance Company	Long-term life insurer in Bermuda - - will primarily write fixed universal life and term insurance

Transamerica Oakmont Corporation	California	100% Transamerica International Holdings, Inc.	General partner retirement properties

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Oakmont Corporation	California	100% Transamerica International Holdings, Inc.	General partner retirement properties

Transamerica Pacific Insurance Company, Ltd.	Hawaii	26,000 shares common stock owned by Commonwealth General Corporation; 1,000 shares of common stock owned by Transamerica International Holdings, Inc.	Life insurance

Transamerica Premier Life Insurance Company	Iowa	100% Commonwealth General Corporation	Insurance Company

Transamerica Pyramid Properties LLC	Iowa	100% Monumental Life Insurance Company	Realty limited liability company

Transamerica Realty Investment Properties LLC	Delaware	100% Monumental Life Insurance Company	Realty limited liability company

Transamerica Realty Services, LLC	Delaware	AUSA Holding Company - sole Member	Real estate investments

Transamerica Resources, Inc.	Maryland	100% Monumental General Administrators, Inc.	Provides education and information regarding retirement and economic issues.

Transamerica Retirement Advisors, Inc.	Delaware	100% Transamerica Retirement Solutions Corporation	Investment advisor

Transamerica Retirement Insurance Agency, Inc.	Delaware	100% Transamerica Retirement Solutions Corporation	Conduct business as an insurance agency.

Transamerica Retirement Solutions Corporation	Delaware	100% AUSA Holding Company	Retirement plan services.

Transamerica Securities Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Mutual fund dealer

Transamerica Small Business Capital, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Stable Value Solutions Inc.	Delaware	100% Commonwealth General Corporation	Principle Business: Provides management services to the stable value division of AEGON insurers who issue synthetic GIC contracts.

Transamerica Travel and Conference Services, LLC	Iowa	100% Money Services, Inc.	Travel and conference services

Transamerica Vendor Financial Services Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Provides commercial leasing

Transamerica Ventures, LLC	Delaware	100% AUSA Holding Company	Investments

Transamerica Ventures Fund, LLC	Delaware	100% AUSA Holding Company	Investments

United Financial Services, Inc.	Maryland	100% AEGON USA, LLC	General agency

Universal Benefits, LLC	Iowa	100% AUSA Holding Company	Third party administrator

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Western Reserve Life Assurance Co. of Ohio	Ohio	100% AEGON USA, LLC	Insurance

WFG China Holdings, Inc.	Delaware	100% World Financial Group, Inc.	Hold interest in Insurance Agency located in Peoples Republic of China

WFG Insurance Agency of Puerto Rico, Inc.	Puerto Rico	100% World Financial Group Insurance Agency, Inc.	Insurance agency

WFG Properties Holdings, LLC	Georgia	100% World Financial Group, Inc.	Marketing

WFG Reinsurance Limited	Bermuda	51% owned by World Financial Group, Inc; remaining 49% is annually offered to independent contractors associated with WFG Reinsurance Ltd.	Reinsurance

World Financial Group Canada Inc.	Canada	100% World Financial Group Holding Company of Canada Inc.	Marketing

World Financial Group Holding Company of Canada Inc.	Canada	100% Transamerica International Holdings, Inc.	Holding company

World Financial Group, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Marketing

World Financial Group Insurance Agency of Canada Inc.	Ontario	50% World Financial Group Holding Co. of Canada Inc.; 50% World Financial Group Subholding Co. of Canada Inc.	Insurance agency

World Financial Group Insurance Agency of Hawaii, Inc.	Hawaii	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Massachusetts, Inc.	Massachusetts	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Wyoming, Inc.	Wyoming	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

World Financial Group Subholding Company of Canada Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Holding company

Yarra Rapids, LLC	Delaware	Members are: Real Estate Alternatives Portfolio 4MR, LLC (49%) and non-AEGON affiliate (51%)	Real estate investments

Zahorik Company, Inc.	California	100% AUSA Holding Company	Inactive

Zero Beta Fund, LLC	Delaware	Members are: Transamerica Life Insurance Company (82.35%); Monumental Life Insurance Company (16.16%); Transamerica Financial Life Insurance Company (1.49%) Manager: AEGON USA Investment Management LLC	Aggregating vehicle formed to hold various fund investments.

Item 29.	Indemnification

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies procedures for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.	Principal Underwriter

(a)	Transamerica Capital, Inc. serves as the principal underwriter for:

Transamerica Capital, Inc. serves as the principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA B, Separate Account VA Q, Separate Account VA FF, Separate Account VA HH, Separate Account VA-1, Separate Account VA-2L, Separate Account VA-5, Separate Account VA-6, Separate Account VA-7, Separate Account VA-8, Separate Account Fund B, Separate Account Fund C, Transamerica Corporate Separate Account Sixteen, Transamerica Separate Account R3, Separate Account VL, Separate Account VUL-1; Separate Account VUL-2, Separate Account VUL-3, Separate Account VUL-4, Separate Account VUL-5, Separate Account VUL-6, Separate Account VUL-A, and Variable Life Account A. These accounts are separate accounts of Transamerica Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA BNY, Separate Account VA QNY, TFLIC Separate Account VNY, Separate Account VA-2LNY, TFLIC Separate Account C, Separate Account VA-5NLNY, Separate Account VA-6NY, TFLIC Series Annuity Account, TFLIC Series Life Account, ML of New York Variable Annuity Separate Account, ML of New York Variable Annuity Separate Account A, ML of New York Variable Annuity Separate Account B, ML of New York Variable Annuity Separate Account C, ML of New York Variable Annuity Separate Account D, ML of New York Variable Life Separate Account, and ML of New York Variable Life Separate Account II. These accounts are separate accounts of Transamerica Financial Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Separate Account VA BB, Separate Account VA CC, Separate Account VL E, Separate Account VA U, Separate Account VA V, Separate Account VA AA, WRL Series Life Account, WRL Series Life Account G, WRL Series Life Corporate Account, WRL Series Annuity Account and WRL Series Annuity Account B. These accounts are separate accounts of Transamerica Premier Life Insurance Company (formerly, Monumental Life Insurance Company).

Transamerica Capital, Inc. also serves as principal underwriter for Merrill Lynch Life Variable Annuity Separate Account, Merrill Lynch Life Variable Annuity Separate Account A, Merrill Lynch Life Variable Annuity Separate Account B, Merrill Lynch Life Variable Annuity Separate Account C, Merrill Lynch Life Variable Annuity Separate Account D, Merrill Lynch Variable Life Separate Account, and Merrill Lynch Life Variable Life Separate Account II. These accounts are separate accounts of Transamerica Advisors Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Transamerica Series Trust, Transamerica Funds, Transamerica Investors, Inc., Transamerica Partners Funds Group, Transamerica Partners Funds Group II, Transamerica Partners Portfolios, and Transamerica Asset Allocation Variable Funds.

(b)	Directors and Officers of Transamerica Capital, Inc.:

Name	Principal Business Address	Position and Offices with Underwriter
Michael W. Brandsma	(2)	Director, President and Chief Financial Officer
David W. Hopewell	(1)	Director
David R. Paulsen	(2)	Director, Chief Executive Officer and Chief Sales Officer
Blake S. Bostwick	(2)	Chief Marketing Officer and Chief Operations Officer
Courtney John	(2)	Chief Compliance Officer and Vice President
Amy Angle	(3)	Assistant Vice President
Elizabeth Belanger	(4)	Assistant Vice President
Dennis P. Gallagher	(5)	Assistant Vice President
Brenda L. Smith	(5)	Assistant Vice President
Lisa Wachendorf	(1)	Assistant Vice President
Arthur D. Woods	(5)	Assistant Vice President
Jeffrey T. McGlaun	(3)	Assistant Treasurer
Carrie N. Powicki	(2)	Secretary
C. Michael van Katwijk	(3)	Treasurer

(1) 4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001

(2) 4600 S Syracuse St, Suite 1100, Denver, CO 80237-2719

(3) 100 Light Street, Floor B1, Baltimore, MD 21202

(4) 440 Mamaroneck Avenue, Harrison, NY 10528

(5) 570 Carillon Parkway, St. Petersburg, FL 33716

(c)	Compensation to Principal Underwriter:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions*	Compensation on Redemption	Brokerage Commissions	Compensation
Transamerica Capital, Inc.		0	$12,715,049.51	0

* TCI passes through any commissions paid to it to the selling firms and does not retain any portion of such payments. Fiscal Year 2013.

Item 31.	Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through Transamerica Premier Life Insurance Company at 570 Carillon Parkway, St. Petersburg, Florida 33716, 4800 140th Avenue North, Clearwater, Florida 33762, 12855 Starkey Road, Largo, Florida 33773 or 4333 Edgewood road, NE, Cedar Rapids, Iowa 52499-0001.

Item 32.	Management Services

Not Applicable

Item 33.	Fee Representation

Transamerica Premier Life Insurance Company (“Transamerica Premier”) hereby represents that the fees and charges deducted under the WRL Benefactor, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica Premier.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, WRL Series Life Account G, has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of St. Petersburg and in the State of Florida, on this 1st day of October 2014.

WRL SERIES LIFE ACCOUNT G
(Registrant)

Transamerica Premier Life Insurance Company
(depositor)

By: Brenda K. Clancy*
Chairman of the Board, Chief Executive Officer & President
Of Transamerica Premier Life Insurance Company

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on October 1, 2014:

Mark W. Mullin* Mark W. Mullin	Director

Arthur C. Schneider* Arthur C. Schneider	Director, Senior Vice President and Chief Tax Officer

Brenda K. Clancy* Brenda K. Clancy	Director, Chairman of the Board, Chief Executive Officer and President

Jason Orlandi* Jason Orlandi	Director, Senior Vice President, Secretary and General Counsel

Robert J. Kontz* Robert J. Kontz	Director and Vice President

C. Michiel van Katwijk* C. Michiel van Katwijk	Director, Chief Financial Officer, Senior Vice President and Treasurer

Eric J. Martin* Eric J. Martin	Senior Vice President and Corporate Controller

Scott W. Ham* Scott W. Ham	Director and Division President-Life & Protection

s/ Arthur D. Woods *By: Arthur D. Woods	Vice President and Senior Counsel

*By: Arthur D. Woods – Attorney-in-Fact pursuant to Powers of Attorney filed herewith

Exhibit No.	Description of Exhibit

26(k)(i)	Legal Opinion & Consent of Arthur D. Woods, Esq.
26(n)(i)	Written Consent of Ernst & Young LLP